UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from _____ to _____

Commission file number 814-01196

AB Private Credit Investors Corporation
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**81-2491356**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
405 Colorado Street, Suite 1500	
Austin, Texas	**78701**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number, Including Area Code: (512) 721-2900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
—	—	—

Securities registered pursuant to Section 12(g) of the Act:

Title of each class
Common stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-Accelerated filer	☒	Smaller reporting company	☐
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of June 30, 2023 there was no established public market for the registrant's common stock.

The registrant had 54,362,463.439 shares of common stock, $0.01 par value per share, outstanding as of March 20, 2024.

AB PRIVATE CREDIT INVESTORS CORPORATION

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2023

Table of Contents

CERTAIN DEFINITIONS

Except as otherwise specified in this Annual Report on Form 10-K ("Annual Report"), the term "the Fund" refers to AB Private Credit Investors Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. Such statements involve known and unknown risks, uncertainties and other factors, and undue reliance should not be placed thereon. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about the Fund, its current and prospective portfolio investments, its industry, its beliefs and opinions, and its assumptions. Words such as "anticipates," "expects," "intends," "plans," "will," "may," "continue," "believes," "seeks," "estimates," "would," "could," "should," "targets," "projects," "outlook," "potential," "predicts" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Fund's control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

- an economic downturn could impair the Fund's portfolio companies' ability to continue to operate, which could lead to the loss of some or all of the Fund's investments in such portfolio companies;

- such an economic downturn could disproportionately impact the companies that the Fund intends to target for investment, potentially causing the Fund to experience a decrease in investment opportunities and diminished demand for capital from these companies;

- a contraction of available credit and/or an inability to access the equity markets could impair the Fund's lending and investment activities;

- interest rate volatility could adversely affect the Fund's results, particularly if the Fund elects to use leverage as part of its investment strategy;

- the Fund's future operating results;

- the Fund's business prospects and the prospects of its portfolio companies;

- the Fund's contractual arrangements and relationships with third parties;

- the ability of the Fund's portfolio companies to achieve their objectives;

- competition with other entities and the Fund's affiliates for investment opportunities;

- the speculative and illiquid nature of the Fund's investments;

- the use of borrowed money to finance a portion of the Fund's investments;

- the adequacy of the Fund's financing sources and working capital;

- the loss of key personnel;

- the timing of cash flows, if any, from the operations of the Fund's portfolio companies;

- the ability of the Adviser to locate suitable investments for the Fund and to monitor and administer the Fund's investments;

- the ability of the Adviser to attract and retain highly talented professionals;

- the Fund's ability to qualify and maintain its qualification as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and as a business development company ("BDC");

- the effect of legal, tax and regulatory changes; and

- the other risks, uncertainties and other factors the Fund identifies under "Risk Factors" of this Annual Report on Form 10-K.

Although the Fund believes that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this report should not be regarded as a representation by the Fund that its plans and objectives will be achieved. These risks and uncertainties include those described or identified in the section entitled "Risk Factors" and elsewhere in this report. These forward-looking statements apply only as of the date of this report. Moreover, the Fund assumes no duty and does not undertake to update the forward-looking statements. The forward-looking statements and projections contained in this Annual Report are excluded from the safe harbor protection provided by Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") because the Fund is an investment company.

PART I

Item 1.   Business

The Fund was formed on February 6, 2015 as a corporation under the laws of the State of Maryland. The Fund is structured as an externally managed, non-diversified, closed-end management investment company. The Fund was formed to invest primarily in primary-issue middle-market credit opportunities that are directly sourced and privately negotiated. The Fund commenced investment operations on November 15, 2017 ("Commencement"). The Fund is advised by AB Private Credit Investors LLC (the "Adviser"), which is registered with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring the Fund's portfolio on an ongoing basis. State Street Bank and Trust Company (the "Administrator") provides the administrative services necessary for the Fund to operate.

The Fund has elected to be treated as a BDC under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund has also elected to be treated and intends to qualify annually as a RIC under Subchapter M of the Code for U.S. federal income tax purposes. As a BDC and a RIC, respectively, the Fund is and will be required to comply with certain regulatory requirements. See "*Business — Regulation as a Business Development Company*" and "*Business — Material U.S. Federal Income Tax Considerations.*"

The Private Offering

The Fund enters into separate subscription agreements (each, a "Subscription Agreement," and collectively, the "Subscription Agreements") with investors providing for the private placement of its common stock (the "Shares") in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act," and such offering, the "Private Offering"). Each investor makes a capital commitment (a "Capital Commitment") to purchase Shares pursuant to a Subscription Agreement. Investors are required to make capital contributions ("Capital Contributions") to purchase Shares each time the Fund delivers a capital call notice, which is issued based on the Fund's anticipated investment activities and capital needs, delivered at least 10 business days prior to the required funding date, provided that investors may fund such requirements sooner than the deadline as agreed between the Fund and the investor. Generally, purchases of Shares are made pro rata in accordance with each investor's Capital Commitment, in an amount not to exceed each investor's remaining capital commitment ("Remaining Commitment"), at a per Share price equal to the net asset value per Share subject to any adjustments. Pursuant to the Private Offering, the Fund's initial closing occurred on September 29, 2017.

The Fund may accept additional Capital Commitments quarterly ("Subsequent Closings") from new investors as well as existing investors that wish to increase their commitment and shareholding in the Fund. These Subsequent Closings are expected to occur on a fiscal-quarter end based on investor interest as well as the state of the market and the Fund's capacity to invest the additional capital within a reasonable period. Each Capital Commitment is for the life of the Fund or for a shorter period based on the investor's liquidation election, subject to the Fund's receipt of exemptive relief that would permit stockholders to liquidate their investments pursuant to transactions that are currently prohibited by the 1940 Act and would require an SEC order in order to be established.

Financing

The Fund entered into a credit agreement (the "HSBC Credit Agreement") to establish a revolving credit facility (the "HSBC Credit Facility") with HSBC Bank USA, National Association ("HSBC") as administrative agent (in such capacity, the "HSBC Administrative Agent") and any other lender that becomes a party to the HSBC Credit Facility in accordance with the terms of the HSBC Credit Facility, as lenders. The Fund amended and restated the HSBC Credit Agreement on January 31, 2019, and on July 8, 2021, the Fund terminated the HSBC Credit Agreement and all outstanding loans thereunder were repaid and all obligations thereunder were released and terminated. Concurrent with the termination of the HSBC Credit Agreement, the Fund entered into that certain Joinder and Third Amendment to Revolving Credit Agreement (the "HSBC Joinder"), with HSBC as administrative agent and a lender, and each of the parties listed thereto, pursuant to which the Fund became party to a subscription financing facility (the "2021 HSBC Credit Facility") evidenced by the Revolving Credit Agreement, dated as of June 14, 2019 (as amended, restated, supplemented or otherwise modified from time to time, the "2021 HSBC Credit Agreement"), by and among AB-Abbott Private Equity Investors G.P. L.P., an affiliate of the Fund, as initial general partner, the banks and financial institutions from time to time party thereto as lenders, and HSBC as administrative agent. The Fund Group Facility Sublimit (as defined in the 2021 HSBC Credit Agreement) applicable to the Fund under the 2021 HSBC Credit Facility was $40 million as of December 31, 2023. Borrowings under the 2021

HSBC Credit Facility bear interest at a rate per annum equal to (i) with respect to SOFR Loans, Adjusted Term SOFR (as defined in the 2021 HSBC Credit Agreement), plus the Applicable Margin (as defined in the 2021 HSBC Credit Agreement) and (ii) with respect to Reference Rate Loans (as defined in the 2021 HSBC Credit Agreement), the Reference Rate (as defined in the 2021 HSBC Credit Agreement) in effect from day to day. The Fund will also pay an unused commitment fee of 0.35%. As part of the 2021 HSBC Credit Facility and any other future credit facility the Fund enters into, the Fund's right to make capital calls ("Capital Calls") of stockholders may be pledged as collateral to a lender, which will be able to call for Capital Contributions upon the occurrence of an event of default under such related credit facility. To the extent such an event of default does occur, stockholders could therefore be required to fund any shortfall up to their Remaining Capital Commitments, without regard to the underlying value of their investment. See "*Risk Factors — The right to make Capital Calls of stockholders may be pledged as collateral under the Revolving Credit Facilities or any other future borrowing facility.*"

On August 9, 2019, ABPCI Direct Lending Fund CLO VI Ltd (the "VI Issuer") and ABPCI Direct Lending Fund CLO VI LLC, a limited liability company organized under the laws of the State of Delaware (the "VI Co-Issuer," and together with the VI Issuer, the "VI Co-Issuers"), each a newly formed special purpose vehicle, completed a $300,500,000 term debt securitization (the "CLO VI Transaction"). The stated reinvestment date was August 9, 2022. The CLO VI Transaction was executed through a private placement. See "*Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Debt Securitization.*"

On September 29, 2020, the Fund entered into a sale/buy-back agreement with Macquarie US Trading LLC ("Macquarie"), and pursuant to such agreement, the Fund assigned certain assets to Macquarie, with a corresponding repurchase obligation at an agreed-upon price within 30 days after the sale date (the "Macquarie Sale/Buy-Back"). The Macquarie Sale/Buy-Back has a funding cost of 1.25 bps per day and is not subject to any additional fees.

On October 15, 2020, ABPCIC Funding II LLC, a wholly-owned subsidiary of the Fund ("ABPCIC Funding II"), entered into a revolving credit facility (the "Synovus Credit Facility") pursuant to a loan and financing agreement (as amended, the "Synovus Credit Agreement") with Synovus Bank, Specialty Finance Division ("Synovus"), as facility agent, and U.S. Bank, as collateral agent (in such capacity, the "Synovus Collateral Agent"), collateral custodian (in such capacity, the "Synovus Collateral Custodian") and securities intermediary (in such capacity, the "Synovus Securities Intermediary"). The Synovus Credit Facility provides for borrowings in an aggregate amount up to $200 million. Borrowings under the Synovus Credit Facility bear interest based on Term SOFR (as defined in the Synovus Credit Agreement) plus the Term SOFR Adjustment (as defined in the Synovus Credit Agreement). Borrowings under the Synovus Credit Facility are secured by all of the assets held by ABPCIC Funding II.

On April 21, 2023, ABPCIC Funding IV LLC, a wholly-owned subsidiary of the Fund ("ABPCIC Funding IV"), entered into a warehouse financing transaction (the "Natixis Credit Facility," and together with the HSBC Credit Facility, the 2021 HSBC Credit Facility, and the Synovus Credit Facility, the "Revolving Credit Facilities") with Natixis, New York Branch, as administrative agent and U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator. The Natixis Credit Facility provides for borrowings in an aggregate amount up to $200 million. Borrowings under the Natixis Credit Facility will bear interest based on an adjusted term SOFR for the relevant interest period or a replacement thereto in each case, plus an applicable spread.

On May 3, 2023, ABPCI Direct Lending Fund CLO XIII LTD (the "XIII Issuer"), a private company limited by shares incorporated under the laws of Jersey and a wholly-owned subsidiary of the Fund, and ABPCI Direct Lending Fund CLO XIII LLC, a limited liability company organized under the laws of the State of Delaware (the "XIII Co-Issuer," and together with the XIII Issuer, the "XIII Co-Issuers"), ABPCI Direct Lending Fund CLO XIII First Static Subsidiary Ltd (the "First Static Subsidiary") and ABPCI Direct Lending Fund CLO XIII Second Static Subsidiary Ltd (the "Second Static Subsidiary" and together with the First Static Subsidiary, the "Static Subsidiaries", and together with the XIII Co-Issuers, the "XIII Issuer Entities"), each a newly formed special purpose vehicle, completed a $395,000,000 term debt securitization (the "CLO XIII Transaction"). The stated reinvestment date was April 27, 2027. The CLO XIII Transaction was executed through a private placement. See "*Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Debt Securitization.*"

General

The Fund is structured as an externally managed, non-diversified closed-end management investment company. The Fund expects to operate as a "private" BDC and to conduct a private offering to investors in reliance on exemptions from the registration requirements of the Securities Act while the Fund invests the proceeds of the Private Offering.

The Fund is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("JOBS Act"). For so long as the Fund remains an emerging growth company under the JOBS Act, the Fund will be subject to reduced public company reporting requirements. The Fund expects to remain an emerging growth company until the earliest of:

- the last day of the Fund's fiscal year in which the fifth anniversary occurs of the date of the first sale of common equity securities pursuant to an effective registration statement;

- the end of the fiscal year in which the Fund's total annual gross revenues first equal or exceed $1.235 billion;

- the date on which the Fund has, during the prior three-year period, issued more than $1.0 billion in non-convertible debt; and

- the last day of a fiscal year in which the Fund (1) has an aggregate worldwide market value of shares of its common stock held by non-affiliates of $700.0 million or more, computed at the end of each fiscal year as of the last business day of the Fund's most recently completed second fiscal quarter and (2) has been an Exchange Act reporting company for at least one year (and filed at least one annual report under the Exchange Act).

Under the JOBS Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Fund is exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act (as defined below), which would require that the Fund's independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, until such time as the Fund ceases to be an emerging growth company and become an accelerated filer as defined in Rule 12b-2 under the Exchange Act. This may increase the risk that material weaknesses or other deficiencies in the Fund's internal control over financial reporting go undetected.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. The Fund intends to take advantage of the extended transition period.

The Fund's investment objective is to generate current income and prioritize capital preservation through a portfolio that primarily invests in directly-originated, privately-negotiated, secured, middle market loans. The Fund will invest at least 80% of its assets in debt instruments. The Fund intends to invest in middle-market businesses based in the United States, which the Fund generally defines as having enterprise values between

$75 million and $500 million. However, from time to time, the Fund may invest in larger or smaller companies. The Fund expects that the primary use of proceeds by the companies in which it invests will be for leveraged buyouts, recapitalizations, mergers and acquisitions and growth capital. As of December 31, 2023, the Fund's investment portfolio totaled $1,311,120,584, at fair value, and consisted primarily of senior debt.

The Fund seeks to build its portfolio in a defensive manner that minimizes cyclical and correlated risks across individual names and sector verticals by targeting companies with strong underlying business models and durable intrinsic value.

The Fund expects to continue to make investments primarily through direct originations as well as secondary purchases. The Fund's credit investments will principally take the form of first lien, stretch senior, unitranche, and second lien loans, although the actual mix of instruments pursued will vary over time depending on the Fund's views on how best to optimize risk-adjusted returns. The Fund will also consider unsecured mezzanine debt, structured preferred stock, and non-control equity co-investment opportunities, typically alongside a leading middle market financial sponsor and/or in partnership with a strong management group. The Fund expects its loans will generally carry contractual maturities between four and six years.

The Fund pursues opportunities across a broad range of sectors, including but not limited to, the following end markets: alarm monitoring; communications and IT infrastructure; energy; enterprise software (including software-as-a-service); equipment finance; financial technology/transaction processing; franchisors, franchisees, and restaurants; healthcare and healthcare IT; non-discretionary consumer (including certain multi-site retailers); specialized, value-added manufacturing; specialty finance; technology-enabled services; transportation and logistics; consumer non-cyclical; business services; and education.

The Board of Directors

The Fund's business and affairs are managed under the direction of the board of directors (the "Board"). The Board consists of five members. A majority of the Board will at all times consist of directors who are not "interested persons" of the Fund, of the Adviser or of any of their respective affiliates, as defined in the 1940 Act ("Independent Directors"). The Board is divided into three classes, each serving staggered, three-year terms. The terms of the Fund's Class I directors will expire at the 2026 annual meeting of stockholders; the terms of the Fund's Class II directors will expire at the 2024 annual meeting of stockholders, and if reelected by the Fund's stockholders, the Fund's Class II directors will serve a new term to expire at the 2027 annual meeting of stockholders; and the term of the Fund's Class III director will expire at the 2025 annual meeting of stockholders. See "*Part III, Item 10 — Directors, Executive Officers and Corporate Governance*." The Board elects the Fund's officers, who serve at the discretion of the Board. The responsibilities of the Board include quarterly determinations of fair value of the Fund's assets, corporate governance activities, oversight of the Fund's financing arrangements and oversight of the Fund's investment activities.

About the Fund's Investment Adviser

The Fund's investment activities are managed by its external investment adviser, AB Private Credit Investors LLC. The Fund benefits from the Adviser's ability to identify attractive investment opportunities, conduct due diligence to determine credit risk, and structure and price investments accordingly, as well as manage a diversified portfolio of investments. The Adviser, a wholly-owned subsidiary of AllianceBernstein L.P. ("AB"), was formed in April 2014. AB is one of the world's largest investment management firms, with approximately $725 billion in assets under management as of December 31, 2023, and a global client base that includes institutions, private clients and retail investors. The Adviser can leverage AB's dedicated economic, fundamental equity, fixed income, and quantitative research groups, as well as experts focused on multi-asset and alternatives strategies.

The Adviser is part of AB's alternative private credit business which, in addition to the Fund and other private corporate credit strategies managed by the Adviser, consists of investment products and strategies involving commercial real estate debt and residential mortgage credit. AB's private credit business is also part of AB's larger Alternatives Division, which includes hedge funds of funds, nontraditional bond strategies, and long/short equity strategies for a range of products and strategies in public mutual fund and private fund vehicles. The Adviser benefits from the resources afforded to it by AB's robust global infrastructure, namely risk management, compliance and investor relations, as well the AB's established public and private credit franchises. The Adviser draws on these resources throughout its operational and investment processes, as it benefits from the knowledge and oversight of its investment committee (the "Investment Committee"), which includes individuals from other areas within AB. This creates a forum through which AB's global perspectives inform the Fund's investment efforts in private middle market corporate credit.

Investment Advisory Agreement

On November 13, 2019, the Fund entered into an advisory agreement with the Adviser (as amended, the "Advisory Agreement"). The Advisory Agreement was amended and restated on March 24, 2022, as more totally described in "Note 3. Related Party Transactions."

Pursuant to the Advisory Agreement, the Fund pays the Adviser, quarterly in arrears, a fee for investment advisory services consisting of two components – a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee is ultimately borne by the stockholders of the Fund. In addition, under the Advisory Agreement and to the extent permitted by applicable law and in the discretion of the Board, the Fund indemnifies the Adviser and certain of its affiliates. See "*Risk Factors — Risks Related to the Fund's Business and Structure — There are significant potential conflicts of interest which could impact the Fund's investment returns; — The Fund's incentive fee may induce the Adviser to pursue speculative investments and to use leverage when it may be unwise to do so; — The compensation the Fund will pay to the Adviser was not determined on an arm's-length basis. Thus, the terms of such compensation may be less advantageous to the Fund than if such terms had been the subject of arm's-length negotiations; — The Fund may borrow money, which would magnify the potential for gain or loss on amounts invested and may increase the risk of investing in the Fund; — A general increase in interest rates will likely have the effect of making it easier for the Adviser to receive incentive fees, without necessarily resulting in an increase in the Fund's net earnings; — The Adviser and the Administrator have the right to resign on 60 days' notice, and the Fund may not be able to find a suitable replacement for either within that time, or at all, resulting in a disruption in the Fund's operations that could adversely affect its financial condition, business and results of operations; — The Adviser's liability is limited under the Advisory Agreement and the Fund has agreed to indemnify the Adviser against certain liabilities, which may lead the Adviser to act in a riskier manner on the Fund's behalf than it would when acting for its own account.*"

Base Management Fee

The base management fee is payable quarterly in arrears and calculated at an annual rate of 1.375%. The base management fee is calculated based on a percentage of the average outstanding assets of the Fund (which equals the gross value of equity and debt instruments, including investments made utilizing leverage), excluding cash and cash equivalents, during such fiscal quarter. The average outstanding assets is calculated by taking the average of the amount of assets of the Fund at the beginning and end of each month that occurs during the calculation period. The base management fee is calculated and paid quarterly in arrears, but is accrued monthly by the Fund over the fiscal quarter for which such base management fee is paid.

The base management fee for any partial month or quarter will be appropriately prorated.

Incentive Fee

The incentive fee, which provides the Adviser with a share of the income that the Adviser generates for the Fund, consists of an income-based incentive fee component and a capital-gains component, which are largely independent of each other, with the result that one component may be payable even if the other is not.

Income-Based Incentive Fee: The income-based incentive fee is calculated and payable quarterly in arrears based on the Fund's net investment income prior to any deductions with respect to such income-based incentive fees and capital gains incentive fees ("Pre-incentive Fee Net Investment Income" or "PIFNII") for the quarter, as further described below. PIFNII means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, due diligence, managerial and consulting fees or other fees the Fund receives from portfolio companies) that the Fund accrues during the fiscal quarter, minus the Fund's operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement (the "Administration Agreement") the Fund has entered into with the Administrator, and any interest expense and dividends paid on any issued and outstanding indebtedness or preferred stock, respectively, but excluding, for avoidance of doubt, the income-based incentive fee accrued under U.S. generally accepted accounting principles ("GAAP"). PIFNII also includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay in kind interest and zero-coupon securities), accrued income that the Fund has not yet received in cash. The Adviser is not under any obligation to reimburse the Fund for any part of the income-based incentive fees it received that was based on accrued interest that the Fund never actually received. See "*Risk Factors — Risks Relating to The Fund's Business — There are significant potential conflicts of interest which could impact the Fund's investment returns; — Even in the event the value of your investment declines, the base management fee and, in certain circumstances, the incentive fee will still be payable to the Adviser; — A general increase in interest rates will likely have the effect of making it easier for the Adviser to receive incentive fees, without necessarily resulting in an increase in the Fund's net earnings.*"

PIFNII does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the income-based incentive fee, it is possible that the Fund may accrue such fees in a quarter where the Fund incurs a net loss. For example, if the Fund receives PIFNII in excess of the hurdle rate (as defined below) for a quarter, the Fund will accrue the applicable income-based incentive fee even if it has incurred a realized and/or unrealized capital loss in that quarter. However, cash payment of the income-based incentive fee may be deferred in this situation, subject to the restrictions detailed at the end of this section.

PIFNII, expressed as a rate of return on the average value of the Fund's net assets (defined as total assets, less indebtedness and before taking into account any incentive fees payable during the period) as of the first day of each month during the course of the immediately preceding calendar quarter, will be compared to various "hurdle rates," with the income-based incentive fee rate of return increasing at each hurdle rate.



Description of Quarterly Incentive Fee Calculations

The Fund pays the Adviser an income-based incentive fee with respect to PIFNII in each calendar quarter as follows:

- No income-based incentive fee in any calendar quarter in which the PIFNII does not exceed 1.5% per quarter (6% per annum), the "6% Hurdle Rate"; and

- 100% of PIFNII with respect to that portion of such PIFNII, if any, that exceeds the 6% Hurdle Rate but is less than 1.67% in any calendar quarter (the "6% Catch-up Cap"), approximately 6.67% per annum. This portion of PIFNII (which exceeds the 6% Hurdle Rate but is less than the 6% Catch-up Cap) is referred to as the "6% Catch-up." The 6% Catch-up is meant to provide the Adviser with 10.0% of the PIFNII as if a hurdle rate did not apply if this net investment income exceeded 1.67% but was less than 1.94% in any calendar quarter; and

- 10.0% of the amount of PIFNII, if any, that exceeds the 6% Catch-up Cap, but is less than 1.94% (the "7% Hurdle Rate"), approximately 7.78% per annum. The 7% Hurdle Rate is meant to limit the Adviser to 10% of the PIFNII until the amount of PIFNII exceeds 1.94%, approximately 7.78% per annum; and

- 100% of PIFNII with respect to that portion of such PIFNII, if any, that exceeds the 7% Hurdle Rate but is less than 2.06% in any calendar quarter (the "7% Catch-up Cap"), approximately 8.24% per annum. This portion of PIFNII (which exceeds the 7% Hurdle Rate but is less than the 7% Catch-up Cap) is referred to as the "7% Catch-up." The 7% Catch-up is meant to provide the Adviser with 15.0% of the PIFNII as if a hurdle rate did not apply if this net investment income exceeded 2.06% but was less than 2.35% in any calendar quarter; and

- 15.0% of the amount of PIFNII, if any, that exceeds the 7% Catch-up Cap, but is less than 2.35% (the "8% Hurdle Rate"), approximately 9.41% per annum. The 8% Hurdle Rate is meant to limit the Adviser to 15% of the PIFNII until the amount of PIFNII exceeds 2.35%, approximately 9.41% per annum; and

- 100% of PIFNII with respect to that portion of such PIFNII, if any, that exceeds the 8% Hurdle Rate but is less than 2.50% in any calendar quarter (the "8% Catch-up Cap"), approximately 10% per annum. This portion of PIFNII (which exceeds the 8% Hurdle Rate but is less than the 8% Catch-up Cap) is referred to as the "8% Catch-up". The 8% Catch-up is meant to provide the Adviser with 20.0% of the PIFNII as if a hurdle rate did not apply if this net investment income exceeded 2.50% in any calendar quarter; and

- 20.0% of the amount of PIFNII, if any, that exceeds 2.50% in any calendar quarter.

Capital Gains Incentive Fee: The capital gains incentive fee is determined and payable at the end of each fiscal year as 20% of the Fund's aggregate cumulative realized capital gains from the date of the Fund's election to be regulated as a BDC through the end of that year, computed net of all aggregate cumulative realized capital losses and aggregate cumulative unrealized depreciation through the end of such year, less the aggregate amount of any previously paid capital gain incentive fees. For the foregoing purpose, the Fund's "aggregate cumulative realized capital gains" will not include any unrealized appreciation. For accounting purposes only, the Fund is required under GAAP to accrue a hypothetical capital gains incentive fee based upon net realized gains and unrealized depreciation for that calendar year (in accordance with the terms of the Advisory Agreement), plus unrealized appreciation on investments held at the end of the period. The accrual of this hypothetical capital gains incentive fee assumes all unrealized capital gain and loss is realized in order to reflect a hypothetical capital gains incentive fee that would be payable to the Adviser at each measurement date. The capital gains incentive fee is not subject to any minimum return to stockholders. If such amount is negative, then no capital gains incentive fee will be payable for such year. Additionally, if the Advisory Agreement is terminated as of a date that is not a calendar year end, the termination date will be treated as though it were a calendar year end for purposes of calculating and paying the capital gains incentive fee.

The amount of capital gains incentive fee expense related to a hypothetical liquidation of the portfolio (and assuming no other changes in realized or unrealized gains and losses) would only become payable to the Adviser in the event of a complete liquidation of the Fund's portfolio as of period end and the termination of the Advisory Agreement on such date. Also, it should be noted that the capital gains incentive fee expense fluctuates with the Fund's overall investment results.

The Fund will defer cash payment of any income-based incentive fee and/or any capital gains incentive fee otherwise earned by the Adviser if, during the most recent four full fiscal quarter periods ending on or prior to the date such payment is to be made, the sum of (a) the PIFNII, (b) the realized capital gain / loss and (c) unrealized capital appreciation/ depreciation, expressed as a rate of return on the value of the Fund's net assets, is less than 6.0%. Any such deferred fees are carried over for payment in subsequent calculation periods to the extent such payment is payable under the Advisory Agreement.

Examples of Quarterly Incentive Fee Calculations

Example 1—Income Based Fee[1]:

Assumptions

- 6% Hurdle Rate[2] = 1.50%

  6% Catch-up = 0.17%

  6% Catch-up Cap = 1.67%

  7% Hurdle Rate[3] = 1.94%

  7% Catch-up = 0.11%

  7% Catch-up Cap = 2.06%

  8% Hurdle Rate[4] = 2.35%

  8% Catch-up = 0.18%

  8% Catch-up Cap = 2.50%

- Management fee[5] = 0.38%

- Other expenses (legal, accounting, custodian, transfer agent, etc.)[6] = 0.22%

---

(1) The hypothetical amount of PIFNII shown is based on a percentage of total net assets. In addition, the example assumes that during the most recent four full fiscal quarter periods ending on or prior to the date the payment set forth in the example is to be made the sum of (a) the PIFNII, (b) the realized capital gain/loss and (c) the unrealized capital appreciation/depreciation, expressed as a rate of return on the value of the Fund's net assets, is at least 6.0%
(2) Represents a quarter of the 6.0% annualized 6% Hurdle Rate.
(3) Represents a quarter of the 6.67% annualized 7% Hurdle Rate.
(4) Represents a quarter of the 9.41% annualized 8% Hurdle Rate.
(5) Represents a quarter of the 1.5% annualized management fee.
(6) Excludes offering expenses.

Alternative 1

Additional Assumptions

- Investment income (including interest, dividends, fees, etc.) = 1.25%

- PIFNII

(investment income – (management fee + other expenses)) = 0.65%

PIFNII does not exceed the hurdle rate, therefore there is no income based fee.

Alternative 2

Additional Assumptions

- Investment income (including interest, dividends, fees, etc.) = 2.20%

- PIFNII

(investment income – (management fee + other expenses)) = 1.60%

PIFNII exceeds 6% Hurdle Rate, therefore there is an income based incentive fee.

Income Based Fee	=	100% × (the greater of 0% **AND** (the lesser of (PIFNII – 6% Hurdle Rate) **AND** (6% Catch-up Cap – 6% Hurdle Rate)))
		+ 10% × (the greater of 0% **AND** (the lesser of (PIFNII – 6% Catch-up Cap) **AND** (7% Hurdle Rate – 6% Catch-up Cap)))
		+ 100% × (the greater of 0% **AND** (the lesser of (PIFNII – 7% Hurdle Rate) **AND** (7% Catch-up Cap – 7% Hurdle Rate)))
		+ 15% × (the greater of 0% **AND** (the lesser of (PIFNII – 7% Catch-up Cap) **AND** (8% Hurdle Rate – 7% Catch-up Cap)))
		+ 100% × (the greater of 0% **AND** (the lesser of (PIFNII – 8% Hurdle Rate) **AND** (8% Catch-up Cap – 8% Hurdle Rate)))
		+ 20% × (the greater of 0% **AND** (PIFNII – 8% Catch-up Cap))
	=	(100% × (1.6% – 1.5%)) + 0% + 0% + 0% + 0% + 0%
	=	100% × 0.1%
	=	0.1%

Alternative 3

Additional Assumptions

- Investment income (including interest, dividends, fees, etc.) = 2.40%

- PIFNII

(investment income — (management fee + other expenses)) = 1.80%

PIFNII exceeds 6% Hurdle Rate and 6% Catch-up Cap, but is less than the 7% Hurdle Rate. See detailed formula in Alternative 2.

Income Based Fee	=	(100% × (1.67% – 1.50%)) + (10.0% × (1.80% – 1.67%))
	=	0.17% + (10.0% × 0.13%)
	=	0.17% + 0.01%
	=	0.18%

Alternative 4

Additional Assumptions

- Investment income (including interest, dividends, fees, etc.) = 2.60%

- PIFNII

(investment income – (management fee + other expenses)) = 2.0%

PIFNII exceeds 7% Hurdle Rate, but is less than the 7% Catch-up Cap. See detailed formula in Alternative 2.

Income Based Fee	=	(100% × (1.67% – 1.50%)) + (10.0% × (1.94% – 1.67%)) + (100% × (2.00% – 1.94%))
	=	0.17% + (10.0% × 0.27% (1.94% – 1.67%)) + (100% × 0.06%)
	=	0.17% + 0.03% + 0.06%
	=	0.26%

Alternative 5

Additional Assumptions

- Investment income (including interest, dividends, fees, etc.) = 2.80%

- PIFNII

(investment income – (management fee + other expenses)) = 2.20%

PIFNII exceeds 7% Catch-up Cap, but is less than the 8% Hurdle Rate. See detailed formula in Alternative 2.

Income Based Fee

$= (100\% \times (1.67\% - 1.50\%)) + (10.0\% \times (1.94\% - 1.67\%)) + (100\% \times (2.06\% - 1.94\%)) + (15.0\% \times (2.20\% - 2.06\%))$

$= 0.17 + (10.0\% \times 0.27\%) + (100\% \times 0.12\%) + (15\% \times 0.14\%)$

$= 0.17\% + 0.03\% + 0.11\% + 0.02\%$

$= 0.33\%$

Alternative 6

Additional Assumptions

- Investment income (including interest, dividends, fees, etc.) = 3.00%

- PIFNII

(investment income – (management fee + other expenses)) = 2.40%

PIFNII exceeds 8% Hurdle Rate, but is less than the 8% Catch-up Cap. See detailed formula in Alternative 2.

Income Based Fee

$= (100\% \times (1.67\% - 1.50\%)) + (10.0\% \times (1.94\% - 1.67\%)) + (100\% \times (2.06\% - 1.94\%)) + (15.0\% \times (2.35\% - 2.06\%)) + (100\% \times (2.40\% - 2.35\%))$

$= 0.17 + (10.0\% \times 0.27\%) + (100\% \times 0.12\%) + (15\% \times 0.29\%) + (100\% \times 0.05\%)$

$= 0.17\% + 0.03\% + 0.11\% + 0.04\% + 0.05\%$

$= 0.40\%$

Alternative 7

Additional Assumptions

- Investment income (including interest, dividends, fees, etc.) = 3.20%

- PIFNII

(investment income – (management fee + other expenses)) = 2.60%

PIFNII exceeds 8% Hurdle Rate, but is less than the 8% Catch-up Cap. See detailed formula in Alternative 2.

Income Based Fee	=	$(100\% \times (1.67\% - 1.50\%)) + (10.0\% \times (1.94\% - 1.67\%)) + (100\% \times (2.06\% - 1.94\%)) + (15.0\% \times (2.35\% - 2.06\%)) + (100\% \times (2.50\% - 2.35\%)) + (20\% \times (2.60\% - 2.50\%))$
	=	$0.17\% + (10.0\% \times 0.27\%) + (100\% \times 0.12\%) + (15\% \times 0.29\%) + (100\% \times 0.15\%) + (20.0\% \times 0.10\%)$
	=	$0.17\% + 0.03\% + 0.11\% + 0.04\% + 0.15\% + 0.02\%$
	=	0.52%

Example 2—Capital Gains Incentive Fee:

Alternative 1:

Assumptions

- Year 1: $20 million investment made in Company A ("Investment A"), and $30 million investment made in Company B ("Investment B")

- Year 2: Investment A is sold for $50 million and fair value ("FV") of Investment B determined to be $32 million

- Year 3: FV of Investment B determined to be $25 million

- Year 4: Investment B sold for $31 million

The capital gains incentive fee, if any, would be:

- Year 1: None (No sales transactions)

- Year 2: $6 million (20.0% multiplied by $30 million realized capital gains on sale of Investment A)

- Year 3: None; $5 million (20.0% multiplied by ($30 million realized cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous Capital Gains Fee paid in Year 2)

- Year 4: $200,000; $6.2 million (20.0% multiplied by $31 million cumulative realized capital gains) less $6 million (Capital Gains Fee paid in Year 2)

Alternative 2

Assumptions

- Year 1: $20 million investment made in Company A ("Investment A"), $30 million investment made in Company B ("Investment B") and $25 million investment made in Company C ("Investment C")

- Year 2: Investment A sold for $50 million, FV of Investment B determined to be $25 million and FV of Investment C determined to be $25 million

- Year 3: FV of Investment B determined to be $27 million and Investment C sold for $30 million

- Year 4: FV of Investment B determined to be $35 million

- Year 5: Investment B sold for $20 million

The capital gains incentive fee, if any, would be:

- Year 1: None (No sales transactions)

- Year 2: $5.00 million (20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less $5 million unrealized capital depreciation on Investment B))

- Year 3: $1.40 million ($6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5.00 million (Capital Gains Fee paid in Year 2))

- Year 4: None (No sales transactions)

9

- Year 5: None ($5.00 million (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.40 million (cumulative Capital Gains Fee paid in Year 2 and Year 3))

Example 3—Deferral of Cash Payment of Incentive Fees:

Assumptions

- Year 1: $20 million investment made in Company A ("Investment A")
- Year 2, Quarter 4: Fair value ("FV") of Investment A determined to be $19 million
- Net Assets for the 2 year period = $20mm[1]

Period	Hurdle Rate	Management Fee	Other Expenses	Investment Income	Pre-Incentive Fee Net Investment Income	Income-Based Fee[2]
Year 1, Quarter 1	1.5%	0.38%	0.22%	2.80%	2.20%	0.33%
Year 1, Quarter 2	1.5%	0.38%	0.22%	2.80%	2.20%	0.33%
Year 1, Quarter 3	1.5%	0.38%	0.22%	2.80%	2.20%	0.33%
Year 1, Quarter 4	1.5%	0.38%	0.22%	2.80%	2.20%	0.33%
Year 2, Quarter 1	1.5%	0.38%	0.22%	2.80%	2.20%	0.33%
Year 2, Quarter 2	1.5%	0.38%	0.22%	2.80%	2.20%	0.33%
Year 2, Quarter 3	1.5%	0.38%	0.22%	2.80%	2.20%	0.33%
Year 2, Quarter 4	1.5%	0.38%	0.22%	2.80%	2.20%	0.33%

Most recent four full fiscal quarter period ending Year 2, Quarter 4:

a) PIFNII as a return on net assets = 2.20% * 4 = 8.8%

b) Realized capital gain/(loss) = zero

c) Unrealized capital appreciation/(depreciation) = ($1mm), as a return on net assets = (5%)

Sum of a), b) and c) = 3.8%, therefore the income-based incentive fee for Year 2, Quarter 4 will not be paid and will be carried over for payment in subsequent periods

---

(1) Assumes all net investment income is distributed to investors
(2) See Example 1, Alternative 5 for calculation

Payment of the Fund's Expenses

All professionals of the Adviser and/or the Administrator, while engaged in providing investment advisory and management services to the Fund, and the compensation and routine overhead expenses of personnel allocable to these services to the Fund, will be provided and paid for by the Adviser and not by the Fund. The Fund will pay all organizational expenses, operating expenses and other expenses incurred by the Adviser related to the Fund and the execution of the Fund's investment strategy, including, without limitation, those relating to:

- reasonable and documented organization and offering expenses to the extent reimbursement of such expenses is included in any current or future agreement with the Adviser;
- calculating the Fund's net asset value (including the cost and expenses of any independent valuation firm);
- fees and expenses payable to third parties, including agents, consultants or other advisers, in connection with monitoring financial (including advising with respect to the Fund's financing strategy) and legal affairs for the Fund and in providing administrative services, monitoring the Fund's investments and performing due diligence on the Fund's prospective portfolio companies or otherwise relating to, or associated with, evaluating and making investments;
- interest payable on debt, if any, incurred to finance the Fund's investments;
- sales and purchases of the Fund's common stock and other securities;
- base management fees and incentive fees payable to the Adviser;
- transfer agent and custodial fees;
- federal and state registration fees;
- all costs of registration and listing the Fund's securities on any securities exchange;

- U.S. federal, state and local taxes;

- independent directors' fees and expenses;

- costs of preparing and filing reports or other documents required by the SEC, the Financial Industry Regulatory Authority or other regulators;

- costs of any reports, holding of meetings, proxy statements or other notices to stockholders, including printing costs;

- the Fund's allocable portion of any fidelity bond, directors' and officers' errors and omissions liability insurance, and any other insurance premiums;

- direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs;

- marketing expenses; and

- all other expenses incurred by the Fund, the Administrator or the Adviser in connection with administering the Fund's business including payments under the Administration Agreement with the Administrator and payments under the Expense Reimbursement Agreement based on the Fund's allocable portion of the Adviser's overhead in performing its obligations under the Expense Reimbursement Agreement, including the allocable portion of the cost of the Fund's Chief Compliance Officer and Chief Financial Officer and their respective staffs.

Duration and Termination

Unless terminated earlier as described below, the Advisory Agreement will continue in effect for a period of two years from its effective date. It will remain in effect from year to year thereafter if approved annually (i) (A) by the Board or (B) by the affirmative vote of the holders of a majority of the Fund's outstanding voting securities and (ii) by a majority of the Fund's Independent Directors. The Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by the Adviser and may be terminated by either party without penalty upon 60 days' written notice to the other. The holders of a majority of the Fund's outstanding voting securities may also terminate the Advisory Agreement without penalty upon 60 days' written notice. See "*Risk Factors — Risks Related to the Fund's Business and Structure —the Adviser and the Administrator have the right to resign on 60 days' notice, and the Fund may not be able to find a suitable replacement for either within that time, or at all, resulting in a disruption in the Fund's operations that could adversely affect its financial condition, business and results of operations*."

The Advisory Agreement provides that, absent criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Advisory Agreement, the Adviser and its professionals and any other person or entity affiliated with it are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser's services under the Advisory Agreement or otherwise as the Fund's investment adviser.

Deferral of Incentive Fees in Certain Instances

The terms of the Advisory Agreement provide that the Fund will defer cash payment of any income-based incentive fee and/or any capital gains incentive fee otherwise earned by the Adviser if during the most recent four full fiscal quarter periods ending on or prior to the date such payment is to be made the sum of (a) the PIFNII, (b) the realized capital gain/loss and (c) the unrealized capital appreciation/depreciation, expressed as a rate of return on the value of the Fund's net assets, is less than 6.0%. Any such deferred fees are carried over for payment in subsequent calculation periods to the extent such payment is payable under the Advisory Agreement. In February 2020, the Fund and an affiliate of Abbott Capital Management, LLC ("Abbott") made capital contributions to, and became members of, ABPCIC Equity Holdings, LLC, a Delaware limited liability company and a special purpose vehicle designed to invest in private equity investments sourced by Abbott ("ABPCIC Equity Holdings"). ABPCIC Equity Holdings is a consolidated subsidiary of the Fund. The Adviser intends to annually waive a portion of the capital gains incentive fee otherwise payable to the Adviser by the Fund by an amount equal to that amount of cash distributed during such year by ABPCIC Equity Holdings to Abbott. This fee waiver is intended to ensure that Abbott's participation in investments through ABPCIC Equity Holdings has no effect on the economics received by the Fund's stockholders in respect of their Shares.

Expense Support and Conditional Reimbursement Agreement

On September 29, 2017, the Fund entered into an agreement with the Adviser (the "Expense Support and Conditional Reimbursement Agreement") to limit certain of the Fund's Operating Expenses, as defined in the Expense Support and Conditional Reimbursement Agreement, to no more than 1.5% of the Fund's average quarterly gross assets. To achieve this percentage limitation, the Adviser has agreed to reimburse the Fund for certain Operating Expenses on a quarterly basis (any such payment by the Adviser, an "Expense Payment"), and the Fund has agreed to later repay such amounts (any such payment by the Fund, a "Reimbursement Payment"), pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement. The actual percentage of Operating Expenses paid by the Fund in any quarter after deducting any Expense Payment, as a percentage of the Fund's average quarterly gross assets, is referred to as the "Percentage Limit."

Any Expense Payment by the Adviser pursuant to the Expense Support and Conditional Reimbursement Agreement will be subject to repayment by the Fund on a quarterly basis within the three years following the fiscal quarter of the Fund in which the Operating Expenses were paid or absorbed, if the total Operating Expenses for the current quarter, including Reimbursement Payments, expressed as a percentage of the Fund's average gross assets during such quarter is less than the then-current Percentage Limit, if any, and the Percentage Limit that was in effect at the time when the Adviser reimbursed the Operating Expenses that are the subject of the repayment, subject to certain provisions of the Expense Support and Conditional Reimbursement Agreement, as described below. For purposes of the Expense Support and Conditional Reimbursement Agreement, "Operating Expenses" means the Fund's Total Operating Expenses (as defined below), excluding base management fees, incentive fees, distribution and stockholder servicing fees, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses and "Total Operating Expenses" means all of the Fund's operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies. The calculation of average net assets will be consistent with such periodic calculations of average net assets in the Fund's consolidated financial statements.

However, no Reimbursement Payment for any quarter will be made if: (1) the Effective Rate of Distributions Per Share (as defined below) declared by the Fund at the time of such Reimbursement Payment is less than or equal to the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) the Fund's Operating Expense Ratio at the time of such Reimbursement Payment is greater than or equal to the Operating Expense Ratio (as defined below) at the time the Expense Payment was made to which such Reimbursement Payment relates. For purposes of the Expense Support and Conditional Reimbursement Agreement, "Effective Rate of Distributions Per Share" means the annualized rate (based on a 365-day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and stockholder fees, and declared special dividends or special distributions, if any. The "Operating Expense Ratio" is calculated by dividing Operating Expenses in any quarter by the Fund's average net assets in such quarter.

The specific amount of expenses paid by the Adviser, if any, will be determined at the end of each quarter. The Fund or the Adviser may terminate the Expense Support and Conditional Reimbursement Agreement at any time, with or without notice. The Expense Support and Conditional Reimbursement Agreement will automatically terminate in the event of (a) the termination of the Advisory Agreement, or (b) the Board makes a determination to dissolve or liquidate the Fund. Upon termination of the Expense Support and Conditional Reimbursement Agreement, the Fund will be required to fund any Expense Payments, subject to the aforementioned requirements per the Expense Support and Conditional Reimbursement Agreement that have not been reimbursed by the Fund to the Adviser.

As of December 31, 2023, the amount of Expense Payments provided by the Adviser since inception is $4,874,139. The following table reflects the Expense Payments which are no longer subject to reimbursement pursuant to the Expense Agreement:

For the Quarters Ended	Amount of Expense Support	Amount of Reimbursement Payment	Amount of Unreimbursed Expense Support	Effective Rate of Distribution per Share [1]	Reimbursement Eligibility Expiration	Percentage Limit [2]
September 30, 2017	$1,002,147	$ 1,002,147	$ —	n/a	September 30, 2020	1.5%
December 31, 2017	1,027,398	1,027,398	—	n/a	December 31, 2020	1.5%
March 31, 2018	503,592	503,592	—	n/a	March 31, 2021	1.5%
June 30, 2018	1,086,482	755,992	330,490	4.787%	June 30, 2021	1.0%
September 30, 2018	462,465	462,465	—	4.715%	September 30, 2021	1.0%
December 31, 2018	254,742	—	254,742	6.762%	December 31, 2021	1.0%
March 31, 2019	156,418	156,418	—	5.599%	March 31, 2022	1.0%
June 30, 2019	259,263	259,263	—	6.057%	June 30, 2022	1.0%
September 30, 2019	31,875	31,875	—	5.154%	September 30, 2022	1.0%
December 31, 2019	—	—	—	6.423%	December 31, 2022	1.0%
March 31, 2020	89,757	—	89,757	10.170%	March 31, 2023	1.0%
June 30, 2020	—	—	—	5.662%	June 30, 2023	1.5%
September 30, 2020	—	—	—	6.063%	September 30, 2023	1.5%
December 31, 2020	—	—	—	6.266%	December 31, 2023	1.5%
March 31, 2021	—	—	—	6.241%	March 31, 2024	1.0%
June 30, 2021	—	—	—	6.219%	June 30, 2024	1.0%
September 30, 2021	—	—	—	6.503%	September 30, 2024	1.0%
December 31, 2021	—	—	—	5.706%	December 31, 2024	1.0%
March 31, 2022	—	—	—	9.483%	March 31, 2025	1.0%
June 30, 2022	—	—	—	5.815%	June 30, 2025	1.0%
September 30, 2022	—	—	—	7.590%	September 30, 2025	1.0%
December 31, 2022	—	—	—	10.135%	December 31, 2025	1.0%
March 31, 2023	—	—	—	4.237%	March 31, 2026	1.0%
June 30, 2023	—	—	—	7.940%	June 30, 2026	1.0%
September 30, 2023	—	—	—	9.251%	September 30, 2026	1.0%
December 31, 2023	—	—	—	8.892%	December 31, 2026	1.0%
Total	**$4,874,139**	**$ 4,199,150**	**$ 674,989**			

(1) The effective rate of distribution per share is expressed as a percentage equal to the projected annualized distribution amount as of the end of the applicable period (which is calculated by annualizing the regular quarterly cash distributions per share as of such date without compounding), divided by the Fund's gross offering price per share as of such date.

(2) Represents the actual percentage of Operating Expenses paid by the Fund in any quarter after deducting any Expense Payment, as a percentage of the Fund's average quarterly gross assets.

Expense Reimbursement Agreement and Administration Agreement

On September 29, 2017, the Fund and the Administrator entered into the Administration Agreement. Pursuant to the Administration Agreement, the Administrator will perform, or oversee the performance of, the Fund's required administrative services except those that are provided by the Adviser or an affiliate of the Adviser, and which includes being responsible for the financial records which the Fund is required to maintain and preparing reports to its stockholders and reports filed with the SEC. In addition, the Administrator will assist the Fund in determining and publishing its net asset value, overseeing the preparation and filing of the Fund's tax returns and the printing and dissemination of reports to the Fund's stockholders, and generally overseeing the payment of the Fund's expenses and the performance of administrative and professional services rendered to the Fund by others. Payments under the Administration Agreement will be determined based on arms-length negotiations with the Administrator and will be based upon expenses incurred by the Administrator in performing its obligations under the Administration Agreement. Also on September 29, 2017, the Fund and the Adviser entered into the Expense Reimbursement Agreement. Payments under the Expense Reimbursement Agreement will be based upon the compensation of the Fund's Chief Financial Officer and Chief Compliance Officer and other staff of the Adviser providing administrative services to the Fund as well as the Fund's allocable portion of overhead expenses. In accordance with the terms of the Administration Agreement and the Expense Reimbursement Agreement, the Fund expects that overhead and other administrative expenses will be generally allocated between the Fund and the Adviser by reference to the relative time spent by personnel in performing administrative and similar functions on the Fund's behalf as compared to performing investment advisory or administrative functions on behalf of the Adviser. The Administration Agreement and the Expense Reimbursement Agreement may be terminated by each party thereto without penalty upon 60 days' written notice to the other party.

The Administration Agreement provides that absent negligence or willful misconduct, the Administrator and its directors, officers, employees and agents shall be held harmless from all loss, cost, damage and expense, including reasonable fees and expenses for counsel, incurred by the Administrator in connection with the Administrator's performance of its duties under the Administration Agreement. The Expense Reimbursement Agreement provides that, absent criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of the Adviser's duties or by reason of the reckless disregard of the Adviser's duties and obligations, the Adviser and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it is entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser's services under the Expense Reimbursement Agreement.

Competition

The Fund's primary competitors for investments include public and private credit investment funds, other BDCs, commercial and investment banks, commercial financing companies and, to the extent they engage in making private loans to middle market companies, investment advisors that also manage private equity and hedge funds. Some of the Fund's competitors are larger and have greater financial, technical and marketing resources than the Fund does. For example, the Fund believes some competitors may have access to funding sources that are not available to the Fund. In addition, some of the Fund's competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish relationships in areas that differ from the Fund's. Furthermore, many of the Fund's competitors are not subject to the regulatory restrictions that the 1940 Act imposes on the Fund as a BDC or to the source of income, asset diversification, distribution and other requirements the Fund must satisfy to maintain its qualification as a RIC.

Notwithstanding these risks, the Fund believes that the Adviser's experience in middle market corporate lending, combined with its access to AB's institutional infrastructure and established public and private credit franchises, provide the Fund with market-leading competencies in the private corporate credit sector. The Fund believes the Adviser has developed a best-in-class reputation due to the long-standing presence of its investment professionals in the middle market lending community and the significant relationships, skills and experience of its individual members, particularly as it relates to sourcing, structuring, and negotiating investment opportunities.

As it relates to strategy, the Fund views the Adviser as being differentiated by its focus on what the Fund believes is a less competitive segment of the market. There are a number of industry participants that finance middle market companies, but many of them focus on a particular area of the capital structure or industry sector. The Fund believes the Adviser's flexibility to invest across the capital structure, as well as its investing experience across industries, will optimize the relative risk / return profile for investors. Further, as opposed to traditional lenders such as banks and collateralized loan obligations that must structure loans to meet regulatory or contractual guidelines, the Fund believes the Adviser has greater flexibility to tailor solutions for borrowers and, ideally, receive premium pricing for doing this.

The Adviser's collective investment philosophy and process provide a demonstrated track record of success. The Adviser is committed to the consistent application of its proven approach throughout the investment lifecycle, from deal selection to portfolio management, combining fundamental and valuation-based analytical tools and principles with proven underwriting frameworks to strive to achieve superior outcomes. The Fund believes that the Adviser is highly selective and focuses on pursuing companies that the Fund believes exhibit strong underlying business models and durable intrinsic value.

The Fund believes the Adviser's qualifications, experience, and track record of success will render the Fund competitive in the BDC marketplace.

For additional information concerning the competitive risks the Fund faces, see "*Risk Factors — Risks Related to The Fund's Business and Structure — The Fund may face increasing competition for investment opportunities*."

Managerial Assistance

As a BDC, the Fund will offer, and must provide upon request, managerial assistance to its portfolio companies. This assistance could involve, among other things, monitoring the operations of the Fund's portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. The Fund may also receive fees for these services. The Adviser will provide, or arrange for the provision of, such managerial assistance on the Fund's behalf to portfolio companies that request this assistance, subject to reimbursement of any fees or expenses incurred on the Fund's behalf by the Adviser in accordance with the Advisory Agreement.

Dividend Reinvestment Plan

On September 26, 2017, the Fund adopted a dividend reinvestment plan, which was amended and restated on August 6, 2018 and November 11, 2021 (the "DRIP"). Pursuant to the DRIP, stockholders receive dividends or other distributions in cash unless a stockholder elects to reinvest his or her dividends and other distributions as provided below. As a result of adopting the DRIP, if the Board authorizes, and the Fund declares, a cash dividend or distribution, the Fund's stockholders who have opted into the DRIP will have their cash dividends or distributions automatically reinvested in additional Shares, rather than receiving cash.

No action will be required on the part of a registered stockholder to have his or her cash dividends and distributions received in cash. A stockholder can instead elect to have a dividend or distribution reinvested in Shares by notifying the Administrator in writing. A stockholder may elect to change its election by providing written notice to the Administrator no later than September 30 of the year prior to which the new election takes effect.

Stockholders who receive dividends and distributions in the form of stock are generally subject to the same U.S. federal, state and local tax consequences as are stockholders who elect to receive their dividends and distributions in cash. However, since an electing stockholder's cash dividends and distributions will be reinvested in Shares, such stockholder will not receive cash with which to pay applicable taxes on reinvested dividends and distributions. A stockholder's basis for determining gain or loss upon the sale of stock received in a dividend or distribution from the Fund will generally be equal to the cash that would have been received if the stockholder had received the dividend or distribution in cash, unless the Fund was to issue new Shares that are trading at or above net asset value, in which case, the stockholder's basis in the new Shares will generally be equal to their fair market value. Any stock received in a dividend or distribution will have a new holding period for tax purposes commencing on the day following the day on which the Shares are credited to the U.S. stockholder's account.

The plan is terminable by the Fund upon notice in writing mailed to each stockholder of record at least 30 days prior to any record date for the payment of any distribution by the Fund.

Staffing

The Fund does not currently have any employees and do not expect to have any employees. Services necessary for the Fund's business will be provided by individuals who are employees of the Administrator, the Adviser or its affiliates, pursuant to the terms of the Advisory Agreement, the Administration Agreement and the Expense Reimbursement Agreement. Each of the Fund's executive officers described under "*Directors, Executive Officers and Corporate Governance*" is an employee of the Adviser or its affiliates. The Fund's day-to-day investment operations are managed by the Adviser. The services necessary for the origination and administration of the Fund's investment portfolio are provided by investment professionals employed by the Adviser or its affiliates. This investment team focuses on origination and transaction development and the ongoing monitoring of the Fund's investments. In addition, the Fund may reimburse the Adviser for any allocable portion of the compensation paid by the Adviser (or its affiliates) to the Fund's Chief Compliance Officer and Chief Financial Officer (based on the percentage of time such individuals devote, on an estimated basis, to the business and affairs of the Fund) and any internal audit staff, to the extent internal audit performs a role in the Fund's Sarbanes-Oxley internal control assessment. See "*Business — General — Investment Advisory Agreement; Administration Agreement*."

The Fund's day-to-day investment and administrative operations are managed by the Adviser and its affiliates and the Administrator. The Adviser's Investment Committee is supported by a team of additional experienced investment professionals. The Adviser and the Administrator may hire additional investment and administrative professionals in the future to provide services to the Fund, based upon the Fund's needs. See "*Business — General — Investment Advisory Agreement; Administration Agreement*."

Financial Information about Industry Segments and Geographic Areas

The Fund's primary objectives include investing in and originating a portfolio of loans, bonds and equity investments to commercial businesses located throughout the United States. The Fund presently does not evaluate its investments by industry segment but rather, the Fund reviews performance on an individual basis. Accordingly, the Fund does not report industry or geographic area segment information.

Material U.S. Federal Income Tax Considerations

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the Fund and to an investment in Shares. This discussion is based on the provisions of the Code and the regulations of the U.S. Department of Treasury promulgated thereunder, or "Treasury regulations," each as in effect as of the date of this Annual Report on Form 10-K.

These provisions are subject to differing interpretations and change by legislative or administrative action, and any change may be retroactive. This discussion does not constitute a detailed explanation of all U.S. federal income tax aspects affecting the Fund and its stockholders and does not purport to deal with the U.S. federal income tax consequences that may be important to particular stockholders in light of their individual investment circumstances or to some types of stockholders subject to special tax rules, such as financial institutions, broker dealers, insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding Shares in connection with a hedging, straddle, conversion or other integrated transaction, non-U.S. stockholders (as defined below) engaged in a trade or business in the United States, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, or individual non-U.S. stockholders present in the United States for 183 days or more during a taxable year.

This discussion also does not address any aspects of U.S. estate or gift tax, the net investment income tax, alternative minimum tax or foreign, state or local tax. This discussion assumes that the Fund's stockholders hold their Shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No ruling has been or will be sought from the Internal Revenue Service ("IRS") regarding any matter discussed herein.

A "U.S. stockholder" is a beneficial owner of Shares that is for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;

- a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust, (i) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust validly elected to be treated as a United States person for U.S. federal income tax purposes.

A "non-U.S. stockholder" means a beneficial owner of Shares that is for U.S. federal income tax purposes not a U.S. stockholder.

If a partnership or other entity classified as a partnership, for U.S. federal income tax purposes, holds Shares, the U.S. tax treatment of the partnership and each partner generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. A partnership considering an investment in Shares should consult its own tax advisers regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Shares by the partnership.

Taxation of the Fund

The Fund has elected to be treated and intend to qualify each year as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be required to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that the Fund timely distributes to its stockholders as dividends.

To qualify as a RIC, the Fund must, among other things:

- derive in each taxable year at least 90% of the Fund's gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income derived with respect to the Fund's business of investing in stock, securities or currencies, or net income derived from an interest in a "qualified publicly traded partnership," or "QPTP," hereinafter the "90% Gross Income Test;" and

- diversify the Fund's holdings so that, at the end of each quarter of each taxable year:

- at least 50% of the value of the Fund's total assets is represented by cash and cash items, U.S. Government securities, the securities of other RICs and other securities, with other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund's total assets and not more than 10% of the outstanding voting securities of such issuer, and

- not more than 25% of the value of the Fund's total assets is invested in the securities of any issuer (other than U.S. Government securities and the securities of other RICs), the securities of any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses, or the securities of one or more QPTPs, hereinafter the "Diversification Tests."

As a RIC, the Fund generally will not be subject to U.S. federal income tax on net income and net realized capital gains that the Fund distributes to stockholders in any taxable year with respect to which the Fund distributes an amount equal to at least 90% of the sum of the Fund's (i) investment company taxable income (i.e., the Fund's taxable ordinary income, which includes, among other items, dividends, and interest, plus the excess (if any) of the Fund's net realized short-term capital gains over net realized long-term capital losses, reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) net tax-exempt interest income (which is the excess of the Fund's gross tax-exempt interest income over certain disallowed deductions), or the "Annual Distribution Requirement." The Fund intends to timely distribute all or substantially all of the Fund's investment company taxable income in order to satisfy the Annual Distribution Requirement. Generally, if the Fund fails to meet this Annual Distribution Requirement for any taxable year, the Fund will fail to qualify as a RIC for such taxable year and will be subject to U.S. federal income tax at regular corporate rates on all of the Fund's net income and net realized capital gains regardless of any distributions made to stockholders. To the extent the Fund meets the Annual Distribution Requirement for a taxable year, but retains the net capital gains (i.e., the Fund's net realized long-term capital gains in excess of net realized short-term capital losses) for investment or any investment company taxable income, the Fund will be subject to U.S. federal income tax on such retained capital gains and investment company taxable income. The Fund may choose to retain the Fund's net capital gains for investment or any investment company taxable income, and pay the associated U.S. federal corporate income tax.

If the Fund qualifies as a RIC and meets the Annual Distribution Requirement, the Fund will be subject to a nondeductible 4% U.S. federal excise tax on undistributed income, unless the Fund timely distributes (or is deemed to have timely distributed) each calendar year an amount equal to the sum of:

- at least 98% of the Fund's ordinary income (taking into account certain deferrals and elections) for the calendar year;

- at least 98.2% of the amount by which the Fund's capital gains exceed its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made by the Fund to use its own taxable year); and

- certain undistributed amounts from previous years on which the Fund paid no U.S. federal income tax.

While the Fund intends to make sufficient distributions to satisfy the Annual Distribution Requirement as discussed above, the Fund may choose to defer certain distributions of net income or net realized capital gains. If the Fund does so, it will be subject to this 4% U.S. federal excise tax only on the amount by which it does not meet the foregoing distribution requirement.

The Fund is authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, the Fund is not permitted to make distributions to its stockholders while any senior securities are outstanding unless the Fund meets the applicable asset coverage ratios. See "*Business — Regulation as a Business Development Company — Senior Securities*." Moreover, the Fund's ability to dispose of assets to meet its distribution requirements may be limited by (1) the illiquid nature of the Fund's portfolio and/or (2) other requirements relating to the Fund's status as a RIC, including the Diversification Tests. If the Fund disposes of assets in order to meet the Annual Distribution Requirement or to avoid the 4% U.S. federal excise tax, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous. For example, the Fund may have to sell assets at times when their fair market value is lower than cost due to temporary market conditions. In the absence of a need to sell assets to generate cash to satisfy the Fund's distributions requirements, the Fund may believe that it would be better from an investment standpoint to retain such assets until they mature or market conditions improve.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund's expenses in a given year exceed investment company taxable income, the Fund would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, the Fund may, for tax purposes, have aggregate taxable income for several years that the Fund is required to distribute and that is taxable to its stockholders even if such income is greater than the aggregate net income the Fund actually earned during those years. Such required distributions may be made from the Fund's cash assets or by liquidation of investments, if necessary. The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, stockholders may receive a larger capital gain distribution than they would have received in the absence of such transactions.

Failure to Qualify as a RIC

The Fund has elected to be treated as a RIC for U.S. federal income tax purposes. To the extent that the Fund has net taxable income prior to its qualification as a RIC, the Fund will be subject to U.S. federal income tax on such income at regular corporate rates. In addition, the Fund would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to the Fund's stockholders as ordinary dividend income to the extent of the Fund's current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate stockholders would be eligible to claim a dividend received deduction with respect to such dividend; non-corporate stockholders would generally be able to treat such dividends as "qualified dividend income," which is subject to reduced rates of U.S. federal income tax. Distributions in excess of the Fund's current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder's tax basis, and any remaining distributions would be treated as a capital gain. In order to qualify as a RIC, in addition to the other requirements discussed above, the Fund would be required to distribute all of its previously undistributed earnings attributable to any period prior to the Fund becoming a RIC by the end of the first year that the Fund intends to qualify as a RIC. To the extent that the Fund has any net built-in gains in its assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if the Fund had been liquidated) as of the beginning of the first year that the Fund qualifies as a RIC, the Fund would be subject to a corporate-level U.S. federal income tax on such built-in gains when recognized over the next five years. Alternatively, the Fund may choose to recognize such built-in gains immediately prior to its qualification as a RIC.

If the Fund has previously qualified as a RIC, but is subsequently unable to qualify for treatment as a RIC, and certain cure provisions are not applicable, the Fund would be subject to tax on all of its taxable income (including net capital gains) at regular corporate rates for any year in which the Fund fails to qualify as a RIC. The Fund would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to the Fund's stockholders as ordinary dividend income to the extent of its current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate stockholders would be eligible to claim a dividend received deduction with respect to such dividend; non-corporate stockholders would generally be able to treat such dividends as "qualified dividend income," which is subject to reduced rates of U.S. federal income tax. Distributions in excess of the Fund's current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder's tax basis, and any remaining distributions would be treated as a capital gain. In order to requalify as a RIC, in addition to the other requirements discussed above, the Fund would be required to distribute all of its previously undistributed earnings attributable to the period the Fund failed to qualify as a RIC by the end of the first year that the Fund intends to requalify as a RIC. If the Fund fails to requalify as a RIC for a period greater than two taxable years, the Fund may be subject to regular corporate tax on any net built-in gains with respect to certain of its assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if the Fund had been liquidated) that the Fund elects to recognize on requalification or when recognized over the next five years.

The remainder of this discussion assumes that the Fund qualifies as a RIC for each future taxable year.

Fund Investments

Certain of the Fund's investment practices, including investments in debt instruments, warrants and foreign investments, are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify as good income for purposes of the 90% Gross Income Test. The Fund monitors its transactions and may make certain tax elections and may be required to borrow money or dispose of securities to mitigate the effect of these rules and to prevent disqualification of the Fund as a RIC but there can be no assurance that the Fund will be successful in this regard.

Debt Instruments. In certain circumstances, the Fund may be required to recognize taxable income prior to when it receives cash. For example, if the Fund holds debt instruments that are treated under applicable tax rules as having original issue discount (such as debt instruments with an end-of-term payment and/or a payment-in-kind ("PIK") interest payment or, in certain cases, increasing interest rates or issued with warrants), the Fund must include in taxable income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. Because any original issue discount accrued will be included in the Fund's investment company taxable income for the year of accrual, the Fund may be required to make a distribution to its stockholders in order to satisfy the Annual Distribution Requirement and to avoid the 4% U.S. federal excise tax, even though the Fund will not have received any corresponding cash amount.

Warrants. Gain or loss realized by the Fund from the sale or exchange of warrants acquired by the Fund as well as any loss attributable to the lapse of such warrants generally are treated as capital gain or loss. The treatment of such gain or loss as long-term or short-term generally depends on how long the Fund held a particular warrant and on the nature of the disposition transaction.

Foreign Investments. Although investing in foreign investments will not be the Fund's primary investment objective, the Fund is authorized to make foreign investments. In the event the Fund invests in foreign securities, the Fund may be subject to withholding and other foreign taxes with respect to those securities. The Fund does not expect to satisfy the requirement to pass through to its stockholders their share of the foreign taxes paid by the Fund.

If the Fund invests in the stock of a foreign corporation that is classified as a "passive foreign investment company" (within the meaning of Section 1297 of the Code), or "PFIC," the Fund would be subject to a penalty tax at ordinary income rates on any gains and "excess distributions" with respect to PFIC stock as if such items had been realized ratably over the period during which the Fund held the PFIC stock, plus an interest charge. A PFIC is any foreign corporation if (i) 75% or more of the gross income of such corporation for the taxable year is passive income, or (ii) at least 50% of the average percentage of assets held by such corporation during the taxable year produce passive income or are held for the production of passive income. Under certain circumstances, the Fund may be eligible to make a special election to ameliorate the effects of the penalty tax by electing to treat the PFIC as a qualifying electing fund, or "QEF," or by electing to mark to market the PFIC stock. If the Fund makes a QEF election, the Fund would not be subject to the penalty tax, but any increases in the earnings and profits of the PFIC would be includable in the Fund's taxable income even if the PFIC makes no distributions. If the Fund makes the mark-to-market election, the Fund will recognize ordinary income or loss each year on a mark-to-market basis based on changes in the value of the PFIC stock. If the Fund does invest in a PFIC, no assurances can be given that the Fund will be eligible to or will make a QEF election or a mark-to-market election with respect to such PFIC.

Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time the Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pay such liabilities generally are treated as ordinary income or loss. Similarly, on disposition of debt instruments and certain other instruments denominated in a foreign currency, gains or losses attributable to fluctuations of the value of the foreign currency between the date of acquisition of the instrument and the date of disposition also are treated as ordinary gain or loss. These currency fluctuations related gains and losses may increase or decrease the amount of the Fund's investment company taxable income to be distributed to its stockholders as ordinary income.

Taxation of U.S. Stockholders

Distributions by the Fund generally are taxable to U.S. stockholders as ordinary income or long-term capital gains. Distributions of the Fund's investment company taxable income will be taxable as ordinary income to U.S. stockholders to the extent of the Fund's current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions paid by the Fund to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations and if certain holding period requirements are met, such distributions generally will be treated as qualified dividend income and eligible for a maximum U.S. federal tax rate of 20%. In this regard, it is anticipated that distributions paid by the Fund will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum U.S. federal tax rate.

Distributions of the Fund's net capital gain (which is generally the Fund's realized net long-term capital gains in excess of realized net short- term capital losses) properly reported by the Fund as "capital gain dividends" will be taxable to a U.S. stockholder as long-term capital gains (currently at a maximum U.S. federal tax rate of 20%) in the case of individuals, trusts or estates, regardless of the U.S. stockholder's holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of the Fund's earnings and profits first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. Stockholders receiving dividends or distributions in the form of additional Shares purchased in the market should be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the amount of money that the stockholders receiving cash dividends or distributions will receive, and should have a cost basis in the Shares received equal to such amount. Stockholders receiving dividends in newly issued Shares will be treated as receiving a distribution equal to the value of the Shares received, and should have a cost basis of such amount.

Although the Fund currently intends to timely distribute any net long-term capital gains in order to eliminate its liability for U.S. federal corporate income tax on such gains, the Fund may in the future decide to retain some or all of its net long-term capital gains but designate the retained amount as a "deemed distribution." In that case, among other consequences, the Fund will pay tax on the retained amount, each U.S. stockholder will be required to include their share of the deemed distribution in income as if it had been distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to their allocable share of the tax paid on the deemed distribution by the Fund. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder's tax basis for their common stock. Since the Fund expects to pay tax on any retained capital gains at the Fund's regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder's liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes the Fund paid. In order to utilize the deemed distribution approach, the Fund must provide written notice to its stockholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a "deemed distribution."

The Fund or the applicable withholding agent will provide you with a notice reporting the amount of any ordinary income dividends (including the amount of such dividend, if any, eligible to be treated as qualified dividend income) and capital gain dividends by January 31. For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of capital gain dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, if the Fund pays you a dividend in January that was declared in the previous October, November or December to stockholders of record on a specified date in one of these months, then the dividend will be treated for tax purposes as being paid by the Fund and received by you on December 31 of the year in which the dividend was declared. If a stockholder purchases Shares shortly before the record date of a distribution, the price of the Shares will include the value of the distribution and the stockholder will be subject to tax on the distribution even though it represents a return of its investment.

Dividend Reinvestment Plan. Under the DRIP, if a U.S. stockholder owns Shares registered in its own name, the U.S. stockholder will have all cash distributions automatically reinvested in additional Shares if the U.S. stockholder opts in to the Fund's dividend reinvestment plan by delivering a written notice to the Administrator, as applicable, in accordance with the terms of the dividend reinvestment plan. See *"Business — Dividend Reinvestment Plan."* Any distributions reinvested under the plan will nevertheless remain taxable to the U.S. stockholder. The U.S. stockholder will have an adjusted basis in the additional Shares purchased through the plan equal to the amount of the reinvested distribution. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the U.S. stockholder's account.

Dispositions. A U.S. stockholder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Shares in an amount equal to the difference between the U.S. stockholder's adjusted basis in the Shares disposed of and the amount realized on their disposition. Generally, gain recognized by a U.S. stockholder on the disposition of Shares will result in capital gain or loss to a U.S. stockholder, and will be a long-term capital gain or loss if the Shares have been held for more than one year at the time of sale. Any loss recognized by a U.S. stockholder upon the disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by the U.S. stockholder. A loss recognized by a U.S. stockholder on a disposition of Shares will be disallowed as a deduction if the U.S. stockholder acquires additional Shares (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the Shares are disposed. In this case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

Tax Shelter Reporting Regulations. Under applicable Treasury regulations, if a U.S. stockholder recognizes a loss with respect to Shares of $2 million or more for a non-corporate U.S. stockholder or $10 million or more for a corporate U.S. stockholder in any single taxable year (or a greater loss over a combination of years), the U.S. stockholder must file with the IRS a disclosure statement on Form 8886. Direct U.S. stockholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, U.S. stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to U.S. stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. U.S. stockholders should consult their own tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Backup Withholding. The Fund is required in certain circumstances to backup withhold on taxable dividends or distributions paid to non-corporate U.S. stockholders who do not furnish the Fund or the dividend-paying agent with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Limitation on Deduction for Certain Expenses. For any period that the Fund does not qualify as a "publicly offered regulated investment company," as defined in the Code, stockholders will be taxed as though they received a distribution of some of the Fund's expenses. A "publicly offered regulated investment company" is a RIC whose Shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. The Fund anticipates that it will not qualify as a publicly offered RIC immediately after the Private Offering; the Fund may qualify as a publicly offered RIC for future taxable years. If the Fund is not a publicly offered RIC for any period, a non-corporate stockholder's allocable portion of the Fund's affected expenses, including the Fund's management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered RIC, including advisory fees. In particular, for taxable years beginning before 2026, these expenses, referred to as miscellaneous itemized deductions, generally are not deductible by an individual. For taxable years beginning in 2026 or later, these expenses are deductible to an individual only to the extent they exceed 2% of such stockholder's adjusted gross income, and are not deductible for alternative minimum tax purposes.

Taxation of Non-U.S. Stockholders

The following discussion only applies to non-U.S. stockholders that are not engaged in a U.S. trade or business. Non-U.S. stockholders engaged in a U.S. trade or business should consult their own tax advisers to determine the tax consequences to such non-U.S. investors of acquiring, holding, and disposing of Shares. Whether an investment in Shares is appropriate for a non-U.S. stockholder will depend upon that person's particular circumstances. The tax consequences to non-U.S. stockholders entitled to claim the benefits of an applicable tax treaty or that are individuals that are present in the U.S. for 183 days or more during a taxable year may be different from those described herein. Non-U.S. investors should consult their own tax advisers before investing in Shares.

Actual and Deemed Distributions; Dispositions. Distributions to non-U.S. stockholders are not generally subject to U.S. income tax. Such distributions are subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund's current or accumulated earnings and profits unless one of the exceptions discussed below are applicable. In this respect, no withholding is required with respect to a distribution if (i) the distributions are properly reported to the Fund's stockholders as "interest-related dividends" or "short-term capital gain dividends," (ii) the distributions are derived from sources specified in the Code for such dividends (i.e., net interest income or net short-term capital gains) and (iii) certain other requirements are satisfied. In addition, no withholding is required with respect to distributions of the Fund's net capital gains properly reported as capital gain dividends. The Fund anticipates that a significant portion of its distributions will be eligible for one of these exceptions from withholding. No certainty can be provided, however, that all of the Fund's distributions will be eligible for such exceptions and the Fund cannot provide any certainty as to what percentage of its distributions (if any) that would not be eligible for such exceptions. Moreover, in the case of Shares held through an intermediary, the intermediary may withhold amounts even if the Fund reported all or a portion of its distribution as exempt from U.S. federal withholding tax.

If the Fund distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. stockholder will be entitled to a federal income tax credit or tax refund equal to the stockholder's allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. stockholder is not otherwise required to obtain a U.S. taxpayer identification number or file a federal income tax return.

Gain from the Sale or Redemption of Shares. Gains realized by a non-U.S. stockholder upon the sale of Shares generally will not be subject to U.S. federal income or withholding tax.

Dividend Reinvestment Plan. Under the dividend reinvestment plan, if a non-U.S. stockholder owns Shares registered in its own name, the non-U.S. stockholder will have all cash distributions automatically reinvested in additional Shares if it opts in to the dividend reinvestment plan by delivering a written notice to the Adviser or the Fund's dividend paying agent, as applicable, in accordance with the terms of the dividend reinvestment plan. If the distribution is a distribution of the Fund's investment company taxable income, and is not reported by the Fund as a short-term capital gains dividend or interest-related dividend, the amount distributed (to the extent of the Fund's current or accumulated earnings and profits) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) as discussed above and only the net after-tax amount will be reinvested in common Shares. The non-U.S. stockholder will have an adjusted basis in the additional common Shares purchased through the plan equal to the amount reinvested. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the non-U.S. stockholder's account.

Backup Withholding. A non-U.S. stockholder who is a nonresident alien individual, and who is otherwise subject to withholding of federal income tax, will be subject to information reporting, but may not be subject to backup withholding of federal income tax on taxable dividends or distributions if the non-U.S. stockholder provides the Fund or the dividend paying agent with an IRS Form W-8BEN, IRS Form W-8BEN-E (or an acceptable substitute form). Backup withholding is not an additional tax. Any amounts withheld from payments made to a non-U.S. stockholder may be refunded or credited against such stockholder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S. source interest and dividends. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder's account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a non-U.S. stockholder and the status of the intermediaries through which they hold their Shares, non-U.S. stockholders could be subject to this 30% withholding tax with respect to distributions on their Shares and proceeds from the sale of their Shares. Under certain circumstances, a non-U.S. stockholder might be eligible for refunds or credits of such taxes. U.S. stockholders that hold their Shares through foreign intermediaries could also be subject to this 30% withholding tax with respect to distributions on their Shares and proceeds from the sale of their Shares.

Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor's own situation, including investments through an intermediary.

Tax Consequences of Possible Spin-Off or Liquidating Share Class

Beginning with the first quarter of 2021, the Fund offered liquidity to investors through the commencement of a self-tender program. Notwithstanding such program, the Fund may apply for exemptive relief from the SEC which, if granted, would provide an additional liquidity option to allow investors to exchange their Shares for shares of common stock in a newly formed entity (the "New BDC") that will elect to be treated as a BDC under the 1940 Act, and that will effectuate an orderly wind down after the third anniversary of the initial closing of the Fund's private placement, and every three years thereafter.[1] Investors will also be able to retain their existing Shares and investments in the Fund and to receive distributions in the ordinary course. In order to effectuate this option, the Fund expects it would need to, among other things, transfer to the New BDC, in exchange for newly issued shares of the New BDC, a pro rata portion of its assets and liabilities corresponding to the aggregate net asset value of the Shares of the investors that have elected to invest in the New BDC (the "Transfer Assets"), and thereafter exchange the New BDC shares received for the Shares of the electing investors. Such transfer of assets and liabilities and the mechanics relating thereto are referred to herein as the "New BDC Spin-Off." Upon execution of the New BDC Spin-Off, investors owning shares of the New BDC will be released from any further obligation to purchase additional Shares but their Remaining Commitment, if any, may be called in exchange for additional shares of the New BDC. Such Remaining Commitments will not be called to fund new investments in the New BDC and investors owning shares of the New BDC will not be required to fund their respective Remaining Commitments with respect to such shares of the New BDC except to the extent necessary to cover any required post commitment period obligations.

The Fund may also apply for exemptive relief from the SEC which, if granted, would allow the Fund to offer its stockholders the option to exchange their Shares, in whole or in part, for shares of a liquidating class of common stock (each share, a "Liquidation Share" and the class, the "Liquidating Share Class"). This offer, if made, would be made with respect to each stockholder beginning on the end of each calendar year that falls on or after the third anniversary of the date of the acceptance of the Investor's commitment, and each subsequent calendar year end thereafter (an Investor holding matured Shares per this timeline being deemed an "Eligible Stockholder"). The Liquidation Shares will therefore have a series for each year that this is offered (e.g., 2022 Series, 2023 Series, etc.). If exemptive relief for the Liquidating Share Class is granted by the SEC, the Fund intends to continue operations in perpetuity (or until the Adviser determines an alternative liquidity option is in the best interest of the stockholders). Eligible Stockholders will have the right to obtain one Liquidation Share for each Share owned as of the last day of each calendar year (each, a "Liquidating Share Exchange Date") by providing at least 90 days' prior written notice to the Fund. Eligible Stockholders may also have the right as part of the process for electing (or declining) to exchange Shares for Liquidation Shares (each exchange, a "Liquidating Share Exchange,") to call, in whole or in part, any Remaining Commitments pursuant to their Subscription Agreement, and may do so after the Liquidating Share Exchange. Such Remaining Commitments will not be called to fund new investments in the Fund and Investors owning Shares of the Liquidating Share Class will not be required to fund their respective Remaining Commitments with respect to such Liquidation Shares except to the extent necessary to cover any required post commitment period obligations.

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[1] The Fund may delay its initial offer of shares of the New BDC by one year until after the fourth anniversary of the initial closing of the Fund's private placement (i) to provide the Fund with additional time to seek the exemptive relief required to effectuate the New BDC Spinoff or (ii) for another reason as determined appropriate by the Adviser.

In the event exemptive relief for the Spin-off or Liquidating Share Class is granted by the SEC, the Fund will determine the tax consequences of such transaction to its liquidating stockholders and the Fund at that time and such tax consequences will be disclosed in a subsequent disclosure.

In the event the Fund offers stockholders the option to elect to either (i) retain their ownership of the Shares or (ii) exchange their Shares for shares of common stock in the New BDC, the Fund will determine the tax consequences of such transaction to its stockholders and the Fund at that time and such tax consequences will be disclosed in a subsequent disclosure describing such options. The tax consequences of any such transaction will depend on, among other things, the manner in which the transaction is effectuated, the Fund's status as a RIC, and the tax laws in effect at that time of transaction.

Regulation as a Business Development Company

General

A BDC is a closed-end fund that elects to be treated as a business development company under the 1940 Act. As a BDC, the Fund has greater flexibility under the 1940 Act than other investment companies in, among other things, dealing with portfolio companies, issuing securities, and compensating advisors. If the Fund was to lose its status as a BDC, it would be subject to more onerous requirements under the 1940 Act applicable to non-BDC closed-end investment companies. A BDC must be organized in the United States for the purpose of investing in or lending to primarily private companies and making significant managerial assistance available to them. A BDC may use capital provided by private or public stockholders and from other sources to make long-term, private investments in businesses.

The 1940 Act provides that the Fund may not change the nature of its business so as to cease to be, or withdraw its election as, a BDC unless authorized by vote of a majority of the outstanding voting securities, as required by the 1940 Act. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company's voting securities present at a meeting if the holders of more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company. The Fund does not anticipate any substantial change in the nature of its business.

As with other companies regulated by the 1940 Act, a BDC must adhere to certain substantive regulatory requirements. A majority of the Fund's directors must be persons who are not "interested persons," as that term is defined in the 1940 Act. Additionally, the Fund is required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the BDC. Furthermore, as a BDC, the Fund is prohibited from protecting any director or officer against any liability to the Fund or its stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

As a BDC, the Fund is required to meet an asset coverage ratio, defined under the 1940 Act, as amended by the Small Business Credit Availability Act (the "SBCAA"), as the ratio of the Fund's gross assets (less all liabilities and indebtedness not represented by senior securities) to the Fund's outstanding senior securities, of at least 150% after each issuance of senior securities. On July 5, 2018, the Board voted to approve the adoption of the reduced asset coverage ratio and separately recommended that stockholders approve the reduced asset coverage requirements at the Fund's 2018 annual meeting of stockholders. On September 26, 2018, at the Fund's 2018 annual meeting of stockholders, stockholders approved the reduction of the required minimum asset coverage ratio applicable to the Fund from 200% to 150%, which took effect on September 27, 2018. This reduction in the required minimum asset coverage ratio increases the amount of debt that the Fund is permitted to incur. See "*Risk Factors — Risks Related to The Fund's Business and Structure — The SBCAA allows the Fund to incur additional leverage, which may increase the risk of investing with the Fund.*"

The Fund is prohibited under the 1940 Act from knowingly participating in certain transactions with its affiliates without the prior approval of the Independent Directors and, in some cases, prior approval by the SEC. The Fund does not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, the Fund generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of its total assets in the securities of one investment company or invest more than 10% of the value of its total assets in the securities of investment companies in the aggregate. SEC rules permit BDCs to exceed these limits subject to certain conditions. The portion of the Fund's portfolio invested in securities issued by investment companies ordinarily will subject the Fund's stockholders to additional expenses. The Fund's investment portfolio is also subject to diversification requirements by virtue of its intention to qualify as a RIC for U.S. tax purposes.

The Fund is generally not able to issue and sell its common stock at a price below net asset value per share. See "*Risk Factors — Risks Related to the Fund's Business and Structure — Regulations governing the Fund's operation as a BDC affect the Fund's ability to raise additional capital and the way in which it does so. As a BDC, the necessity of raising additional capital may expose the Fund to risks, including the typical risks associated with leverage.*" The Fund may, however, sell its common stock, or warrants, options or rights to acquire its common stock, at a price below the then-current net asset value of its common stock if the Board determines that such sale is in the Fund's best interests and the best interests of its stockholders, and its stockholders approve such sale. In addition, the Fund may issue new Shares at a price below net asset value in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a BDC, the Fund is limited in its ability to invest in any portfolio company of a fund which the Adviser manages or in which the Fund's affiliates currently is investing, or to make any co-investments with the Adviser or such of its affiliates without an exemptive order from the SEC, subject to certain exceptions.

The Fund is subject to periodic examination by the SEC for compliance with the 1940 Act.

As a BDC, the Fund is subject to certain risks and uncertainties. See "*Risk Factors — Risks Related to the Fund's Business and Structure.*"

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the BDC's gross assets. The principal categories of qualifying assets relevant to the Fund's business are the following:

(1)   Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

    (a)   is organized under the laws of, and has its principal place of business in, the United States;

    (b)   is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

    (c)   satisfies any of the following:

        (i)   does not have any class of securities that is traded on a national securities exchange;

        (ii)   has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

        (iii)   is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

        (iv)   is a small and solvent company having gross assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

(2)   Securities of any eligible portfolio company which the Fund controls.

(3)   Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)   Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the eligible portfolio company.

(5)   Securities received in exchange for or distributed on or with respect to securities described in 1 through 4 above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)   Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

If at any time less than 70% of the Fund's gross assets are comprised of qualifying assets, including as a result of an increase in the value of any non-qualifying assets or decrease in the value of any qualifying assets, the Fund would generally not be permitted to acquire any additional non-qualifying assets, other than office furniture and equipment, interests in real estate and leasehold improvements and facilities maintained to conduct the business operations of the BDC, deferred organization and operating expenses, and other non-investment assets necessary and appropriate to its operations as a BDC, until such time as 70% of the Fund's then current gross assets were comprised of qualifying assets. The Fund would not be required, however, to dispose of any non-qualifying assets in such circumstances.

Managerial Assistance to Portfolio Companies

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above in Qualifying Assets categories 1, 2 or 3. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities significant managerial assistance (other than small and solvent companies described above in Qualifying Assets category 1.c.iv.); except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of "qualifying assets," as described above, the Fund's investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which the Fund refers to, collectively, as temporary investments, so that 70% of the Fund's assets are qualifying assets. While it is unlikely, the Fund may also invest in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as the Fund, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of the Fund's assets that may be invested in such repurchase agreements. However, if more than 25% of the Fund's gross assets constitute repurchase agreements from a single counterparty, the Fund would generally not meet the diversification tests in order to qualify as a RIC for federal income tax purposes. Thus, the Fund does not intend to enter into repurchase agreements with a single counterparty in excess of this limit. The Adviser will monitor the creditworthiness of the counterparties with which the Fund enters into repurchase agreement transactions.

Senior Securities

The Fund is permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to the Fund's common stock if the Fund's asset coverage, as defined in the 1940 Act, is at least equal to 150% immediately after each such issuance. In addition, while any senior securities remain outstanding, the Fund must make provisions to prohibit any distribution to its stockholders or the repurchase of such securities or Shares unless the Fund meets the applicable asset coverage ratios at the time of the distribution or repurchase. The Fund may also borrow amounts up to 5% of the value of its gross assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see "*Risk Factors — Risks Related to the Fund's Business and Structure — The Fund may borrow money, which would magnify the potential for gain or loss on amounts invested and may increase the risk of investing in the Fund.*"

The 1940 Act imposes limitations on a BDC's issuance of preferred shares, which are considered "senior securities" and thus are subject to the 150% asset coverage requirement described above. In addition, (i) preferred shares must have the same voting rights as the common stockholders (one share, one vote); and (ii) preferred stockholders must have the right, as a class, to appoint directors to the Board.

Compliance Policies and Procedures

The Fund and the Adviser have adopted and implemented written policies and procedures reasonably designed to detect and prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation and designate a chief compliance officer to be responsible for administering the policies and procedures. Jennifer Friedland currently serves as the Fund's Chief Compliance Officer.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act") imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements affect the Fund. For example:

- pursuant to Rule 13a-14 of the Exchange Act, the Fund's Chief Executive Officer and Chief Financial Officer must certify the accuracy of the consolidated financial statements contained in the Fund's periodic reports;

- pursuant to Item 307 of Regulation S-K, the Fund's periodic reports must disclose its conclusions about the effectiveness of its disclosure controls and procedures;

- pursuant to Rule 13a-15 of the Exchange Act, the Fund's management must prepare an annual report regarding its assessment of the Fund's internal control over financial reporting; and

- pursuant to Item 308 of Regulation S-K and Rule 13a-15 of the Exchange Act, the Fund's periodic reports must disclose whether there were significant changes in its internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires the Fund to review its current policies and procedures to determine whether the Fund complies with the Sarbanes-Oxley Act and the regulations promulgated thereunder. The Fund will continue to monitor its compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that it is in compliance therewith.

Proxy Voting Policies and Procedures

The Fund will generally not own publicly traded equity securities and will primarily invest in securities that do not have voting rights. To the extent that the Fund invests in securities that do have voting rights, it has delegated its proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures will be reviewed periodically by the Adviser and the Fund's non-interested directors, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, the Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner, free of conflicts of interest and in the best interests of its clients.

The Adviser's policies and procedures for voting proxies are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

The Adviser will vote proxies relating to the Fund's portfolio securities in what the Adviser perceives to be the best interest of the Fund's stockholders. It will review on a case-by-case basis each proposal submitted to a stockholder vote to determine its impact on the portfolio securities held by the Fund's clients. Although it will generally vote against proposals that may have a negative impact on the Fund's portfolio securities, it may vote for such a proposal if there exist compelling long-term reasons to do so.

The Fund's proxy-voting decisions will be made by the senior officers who are responsible for monitoring the Fund's investments. To ensure that the Fund's vote is not the product of a conflict of interest, the Adviser will require that: (1) anyone involved in the decision-making process disclose to management any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how the Fund intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information about how the Fund voted proxies by making a written request for proxy voting information to: AllianceBernstein L.P., Proxy Voting & Investment Governance Team, 1345 Avenue of the Americas, New York, NY 10105.

Privacy Principles

Protecting the privacy and confidentiality of investors' personal information is a priority. The following sets forth details of the Fund's approach to ensuring the confidentiality of investors' information.

- The Fund will never sell investor lists or information about investors to anyone.

- In the normal course of business, the Fund collects information about investors from the following sources: (1) account documentation, including applications or other forms (which may include information such as the investor's name, address, social security number, assets, and income) and (2) information about investors' transactions with the Fund (such as account balances and account activity).

- The Fund has strict policies and procedures to safeguard personal information about investors (or former clients) which include (1) restricting access and (2) maintaining physical, electronic, and procedural safeguards that comply with federal standards for protecting such information.

- To be able to serve investors and to provide financial products efficiently and accurately, it is sometimes necessary to share information with companies that perform administrative services for the Fund or on the Fund's behalf. These companies are required to use this information only for the services for which the Fund hired them, and are not permitted to use or share this information for any other purpose.

Reporting Obligations

The Fund will furnish its stockholders with annual reports containing audited consolidated financial statements, quarterly reports and such other periodic reports as the Fund determines to be appropriate or as may be required by law. The Fund is required to comply with all periodic reporting, proxy solicitation and other applicable requirements under the Exchange Act.

Stockholders and the public may also read and copy any materials the Fund files with the SEC at www.sec.gov.

Item 1A.   Risk Factors

An investment in the Fund's securities involves certain risks relating to its structure and investment objective. The risks set forth below are not the only risks the Fund faces, and the Fund may face other risks that it has not yet identified, which it does not currently deem material or which are not yet predictable. If any of the following risks occur, the Fund's business, financial condition and results of operations could be materially adversely affected. In such case, the Fund's net asset value and the price of its common stock could decline, and you may lose all or part of your investment.

Risk Factor Summary

The following is a summary of the principal risk factors associated with an investment in the Fund:

Risks Related to the Fund's Business and Structure

- There will be uncertainty as to the value of the Fund's portfolio investments.

- The Fund's financial condition will depend on its ability to effectively manage and deploy capital.

- The Fund may face increasing competition for investment opportunities.

- The Adviser has incentives to favor its other accounts and clients over the Fund, and the Fund's success depends on the ability of the Adviser to attract and retain qualified personnel in a competitive environment.

- The inability of the Adviser to maintain or develop referral relationships could adversely affect the Fund.

- There are significant potential conflicts of interest which could impact the Fund's investment returns.

- The compensation the Fund will pay to the Adviser was not determined on an arm's-length basis.

- The Fund's incentive fee may induce the Adviser to pursue speculative investments and to use leverage.

- The Small Business Credit Availability Act allows the Fund to incur additional leverage.

- Increased leverage may magnify the Fund's exposure to risks associated with changes in interest rates.

- Inflation and rising commodity prices may adversely impact the Fund's portfolio companies.

- Any failure on the Fund's part to maintain its status as a BDC would reduce its operating flexibility.

- The Fund may borrow money, which would magnify the potential for gain or loss on amounts invested.

- To the extent that the Fund borrows money, the risk of investing in the Fund may increase.

- The Fund is subject to risks associated with the current interest rate environment.

- The Fund may experience fluctuations in its quarterly and annual results.

- The Fund is a non-diversified investment company within the meaning of the 1940 Act.

- The Board may change the Fund's investment objective without prior notice or stockholder approval.

- The Fund may have difficulty paying its required distributions, and it may not pay any distributions at all.

- For periods in which the Fund does not qualify as a "publicly offered regulated investment company," as defined in the Code, stockholders will be taxed as if they received a distribution of some of its expenses.

- The Fund is subject to risks in using custodians, administrators and other agents.

- Stockholders may be subject to requirements and rules under the Exchange Act as a result of an investment in the Fund, and investors in the Private Offering will be subject to transfer restrictions.

- Changes in laws or regulations governing the Fund's operations may adversely affect its business.

- Legislative or regulatory tax changes could have an adverse impact on the Fund and its shareholders.

- The Fund may invest in derivatives or other assets that expose it to certain risks.

- Price declines and illiquidity in the corporate debt markets may reduce the Fund's net asset value.

- Increased geopolitical unrest, terrorist attacks, military action, natural disasters or outbreaks of contagious diseases may harm the Fund's business.

- A failure in the Fund's cyber security systems could impair its ability to conduct business effectively.

Risks Related to the Fund's Investments

- The Fund's investments are risky and speculative, and its investment activities subject it to litigation risks.

- There is a lack of information about the privately held companies in which the Fund invests.

- The Adviser may face conflicts of interest caused by compensation arrangements with the Fund and its affiliates, and in connection with the management of the Fund's business affairs.

- The time and resources that individuals associated with the Adviser devote to the Fund may be diverted.

- Certain investment decisions by the Adviser may be required to be undertaken on an expedited basis.

- The Fund's portfolio companies may incur debt that ranks equally with, or senior to, its investments.

- The Fund may invest in debt securities and instruments that are rated below investment grade.

- The Fund's investments may be exposed to the credit risk of the counterparties with which the Fund deals.

- Economic downturns could impair the Fund's portfolio companies and harm its operating results.

- The lack of liquidity in the Fund's investments may adversely affect its business.

- The net asset value of the Fund's common stock may fluctuate significantly.

- The Fund's failure to make follow-on investments could impair the value of its portfolio.

- The Fund's portfolio will lack diversification among portfolio companies and industries.

- The Fund securitizes certain of its investments, which may subject it to certain structured financing risks.

- Defaults by the Fund's portfolio companies will harm its operating results.

- The Fund may pay distributions from offering proceeds, borrowings or the sale of assets.

- Changes in interest rates may affect the Fund's cost of capital and net investment income.

- The Fund's investments in leveraged portfolio companies may be risky.

- The Fund may expose itself to risks if it engages in hedging transactions.

Risks Related to the Fund's Business and Structure

The Fund's investment portfolio will be recorded at fair value, in accordance with policies and procedures approved by the Board and, as a result, there will be uncertainty as to the value of the Fund's portfolio investments.

Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value as determined in accordance with policies and procedures approved by the Board. Typically, there will not be a public market for the securities of the privately held companies in which the Fund will invest. As a result, the Fund will value these securities quarterly at fair value based on input from management, a third-party independent valuation firm and the Fund's Audit Committee and with the oversight of the Board.

Pursuant to Rule 2a-5 under the 1940 Act, the Board has designated the Adviser to perform, subject to Board oversight, fair value determinations of Fund investments. The Board oversees the Adviser's performance of its responsibilities, and in support of this oversight, the Adviser provides periodic reports to the Fund's Board related the fair valuation process. The Adviser carries out its designated responsibilities primarily through its valuation committee, assisted by at least one independent valuation service provider, administrative and professional personnel, and other service providers, as appropriate.

The determination of fair value and consequently, the amount of unrealized gains and losses in the Fund's portfolio are to a certain degree subjective. Certain factors that may be considered in determining the fair value of the Fund's investments include external events, such as private mergers, sales and acquisitions involving comparable companies. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. The Fund holds a high level of illiquid investments, relies on a high degree of unobservable valuation inputs, and has a high proportion of assets that are fair valued relative to other assets. The Adviser has conflicts of interest in making determinations of fair value, including a conflict of interest arising from its receipt of performance-based fees. In addition, independent third-party valuation service providers receive compensation from the Adviser to provide valuations and rely on information provided by the Adviser to complete fair valuation analyses. Fair valuation involves risk, and the Fund's determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, the Fund's fair value determinations may cause the Fund's net asset value on a given date to materially understate or overstate the value that the Fund may ultimately realize on one or more of its investments. As a result, investors purchasing the Fund's common stock based on an overstated net asset value would pay a higher price than the value of the Fund's investments might warrant. Conversely, investors selling Shares during a period in which the net asset value understates the value of the Fund's investments will receive a lower price for their Shares than the value of the Fund's investments might warrant.

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Fund uses the pricing indicated by the external event to corroborate its valuation. The Fund records decreases in the market values or fair values of its investments as unrealized depreciation. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized depreciation in the Fund's portfolio. The effect of all these factors on the Fund's portfolio may reduce the Fund's net asset value by increasing unrealized depreciation in the Fund's portfolio. Depending on market conditions, the Fund could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on the Fund's business, financial condition, results of operations and cash flows.

The Fund's financial condition and results of operations will depend on its ability to effectively manage and deploy capital.

The Fund's ability to achieve its investment objective will depend on its ability to effectively manage and deploy capital, which will depend, in turn, on the Adviser's ability to identify, evaluate and monitor, and the Fund's ability to finance and invest in, companies that meet the Fund's investment criteria.

Accomplishing the Fund's investment objective on a cost-effective basis will largely be a function of the Adviser's handling of the investment process, its ability to provide competent, attentive and efficient services and the Fund's access to investments offering acceptable terms. In addition to monitoring the performance of the Fund's existing investments, the Adviser's investment team may also be called upon, from time to time, to provide managerial assistance to some of the Fund's portfolio companies. These demands on their time may distract them or slow the rate of investment.

Even if the Fund is able to grow and build upon its investment portfolio, any failure to manage its growth effectively could have a material adverse effect on its business, financial condition, results of operations and prospects. The results of the Fund's operations will depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if the Fund cannot successfully operate its business or implement its investment policies and strategies as described herein, it could negatively impact the Fund's ability to pay dividends.

Inflation and rising commodity prices may adversely impact the Fund's portfolio companies.

Inflation may adversely affect the Fund's investments in a number of ways. Certain of the Fund's portfolio companies are in industries that may be impacted by inflation, and inflationary expectations or periods of rising inflation could be accompanied by rising prices of commodities that are critical to the operation of the Fund's portfolio companies. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on the Fund's loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in the operating results of the Fund's portfolio companies due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of the Fund's investments could result in future realized or unrealized losses and therefore reduce the Fund's net assets resulting from operations. Some of the Fund's portfolio investments may have income linked to inflation through contractual rights or other means. However, as inflation may affect both income and expenses, any increase in income may not be sufficient to cover increases in expenses.

A general increase in interest rates will likely have the effect of making it easier for the Adviser to receive incentive fees, without necessarily resulting in an increase in the Fund's net earnings.

Given the structure of the Fund's Advisory Agreement with the Adviser, any general increase in interest rates will likely have the effect of making it easier for the Adviser to meet the quarterly hurdle rates for payment of income-based incentive fees under the Advisory Agreement without any additional increase in relative performance on the part of the Adviser. In addition, in view of the catch-up provisions applicable to income-based incentive fees under the Advisory Agreement, the Adviser could potentially receive a significant portion of the increase in the Fund's investment income attributable to such a general increase in interest rates. If that were to occur, the Fund's increase in net earnings, if any, would likely be significantly smaller than the relative increase in the Adviser's income-based incentive fee resulting from such a general increase in interest rates.

The Fund may face increasing competition for investment opportunities.

The Fund competes for investments with providers of capital with similar investment strategies including other BDCs, private equity funds, finance companies, and banks. Many of the Fund's competitors are larger and have greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that will not be available to the Fund. In addition, some of the Fund's competitors may have higher risk tolerances or different risk assessments than the Fund will have. These characteristics could allow the Fund's competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than the Fund will be able to offer. The Fund may lose investment opportunities if it does not match its competitors' pricing, terms and structure. If the Fund is forced to match its competitors' pricing, terms and structure, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant part of the Fund's competitive advantage stems from the fact that the market for investments in middle market companies is underserved by traditional commercial banks and other financing sources. A significant increase in the number and/or the size of the Fund's competitors in this target market could force the Fund to accept less attractive investment terms. Furthermore, many of the Fund's competitors will have greater experience operating under, or will not be subject to, the regulatory restrictions that the 1940 Act will impose on the Fund as a BDC.

The Adviser has incentives to favor its other accounts and clients over the Fund, which are conflicts of interest that could be harmful to the Fund.

Because the Adviser and its affiliates manage assets for other investment companies, pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals), certain conflicts of interest are present. For instance, the Adviser and its affiliates may receive fees from certain accounts that are higher than the fees received by the Adviser from the Fund, or receive a performance-based fee on certain accounts. The Adviser and its affiliates may also have expense arrangements with certain accounts that are more favorable to the Adviser than the expense arrangements in place with the Fund. In those instances, the Adviser and its affiliates have incentives to favor the other accounts over the Fund. The Adviser and its affiliates seek to address conflicts of interest through their policies and procedures, including through the Adviser's allocation policy. Under the Adviser's allocation policy, the Adviser seeks to allocate investment opportunities to eligible accounts on a basis that is fair and equitable over time. However, no assurance can be given that the allocation decisions will ultimately result in the most favorable investments, allocations or returns for the Fund. The Board also monitors how the Adviser and its affiliates address these and other conflicts.

The Fund's business model depends to a significant extent upon strong referral relationships. Any inability of the Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect the Fund's business.

The Fund depends upon the Adviser to maintain its relationships with companies, private equity sponsors, co-investors, intermediaries and other financial institutions, and the Fund expects to rely to a significant extent upon these relationships to provide the Fund with potential investment opportunities. If the Adviser fails to maintain such relationships, or to develop new relationships with other sources of investment opportunities, the Fund will not be able to grow the Fund's investment portfolio. In addition, individuals with whom the Adviser has relationships are not obligated to provide the Fund with investment opportunities, and the Fund can offer no assurance that these relationships will generate investment opportunities for the Fund in the future.

The Fund will be dependent upon the Adviser's key personnel for the Fund's future success.

The Fund depends on the diligence, skill and investment acumen of J. Brent Humphries, the Fund's President and the Chairman of the Board, along with the other investment professionals at the Adviser. Mr. Humphries also serves as the President of the Adviser, and is Chairman of its Investment Committee. Mr. Humphries, together with the other members of the Adviser's senior management, will evaluate, negotiate, structure, close and monitor the Fund's investments. The Fund's future success will depend on the continued service of Mr. Humphries and the other members of the Adviser's senior management. The Fund cannot assure you that unforeseen business, medical, personal or other circumstances would not lead any such individual to terminate his or her relationship with the Fund. The loss of Mr. Humphries or any of the other members of the Adviser's senior management could have a material adverse effect on the Fund's ability to achieve its investment objective as well as on its financial condition and results of operations. In addition, the Fund can offer no assurance that the Adviser will continue indefinitely as the Adviser. The members of the Adviser's senior management are and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by the Fund, and may have conflicts of interest in allocating their time. The Fund expects that Mr. Humphries will dedicate his time to the activities of the Fund as deemed necessary or appropriate but is, and may be, engaged in other business activities which could divert his time and attention.

The Fund's success will depend on the ability of the Adviser to attract and retain qualified personnel in a competitive environment.

The Fund's growth will require that the Adviser retain and attract new investment and administrative personnel in a competitive market. Its ability to attract and retain personnel with the requisite credentials, experience and skills will depend on several factors including, but not limited to, its ability to offer competitive wages, benefits and professional growth opportunities. Many of the entities, including investment funds (such as private equity funds and mezzanine funds) and traditional financial services companies, with which it will compete for experienced personnel will have greater resources than it will have.

Misconduct by employees of the Adviser or by third-party service providers could cause significant losses to the Fund.

Misconduct by employees of the Adviser or by third-party service providers could cause significant losses to the Fund. Employee misconduct may include binding the Fund to transactions that exceed authorized limits or present unacceptable risks and unauthorized investment activities or concealing unsuccessful investment activities (which, in either case, may result in unknown and unmanaged risks or losses). Losses could also result from actions by third-party service providers, including, without limitation, failing to recognize trades and misappropriating assets. In addition, employees and third-party service providers may improperly use or disclose confidential information, which could result in litigation or serious financial harm, including limiting the Fund's business prospects or future marketing activities. No assurances can be given that the due diligence performed by the Adviser will identify or prevent any such misconduct.

There are significant potential conflicts of interest which could impact the Fund's investment returns.

The Fund will be subject to a number of actual and potential conflicts of interest involving the Adviser and its affiliates, any of which could have a material adverse effect on the Fund and the stockholders' investments therein.

Prospective stockholders should understand that (i) the relationships among the Fund, the Adviser and its affiliates are complex and dynamic and (ii) as the Adviser's and the Fund's businesses change over time, the Adviser and its affiliates may be subject, and the Fund may be exposed, to new or additional conflicts of interest. There can be no assurance that this document addresses or anticipates every possible current or future conflict of interest that may arise or that is or may be detrimental to the Fund or the stockholders. Prospective stockholders should consult with their own advisers regarding the possible implications on their investment in the Fund of the conflicts of interest described in this document.

The Adviser has undertaken to manage the Fund diligently in pursuit of its investment objectives. While conflicts of interest are inherent to the relationships among the Adviser and its affiliates, merely because an actual or potential conflict of interest exists does not mean that it will be acted upon to the detriment of the Fund. When a conflict of interest arises, the Adviser will endeavor to ensure that the conflict is resolved fairly.

The Adviser and its affiliates will devote as much of their time to the activities of the Fund as the Adviser and its affiliates deem necessary and appropriate. The terms of the Advisory Agreement generally do not restrict any of those persons from forming additional investment funds, from entering into other investment advisory relationships, or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser and its affiliates. For instance, the Adviser has formed and in the future may form additional investment funds, including BDCs, or managed accounts that invest in financial instruments that are similar to the instruments in which the Fund will invest.

Mr. Humphries, the Fund's President and Chairman of the Board, currently serves as the President of the Adviser, which is responsible for all investment decisions for the Fund. In addition, the Fund's executive officers and directors, including the Fund's Chief Financial Officer and Chief Compliance Officer, as well as the current and future members of the Adviser, may serve as officers, directors or principals of other entities that operate in the same or a related line of business as the Fund does. Accordingly, they may have obligations to the Fund's stockholders in those entities, the fulfillment of which obligations may not be in the best interests of the Fund or its stockholders.

In the course of the Fund's investing activities, the Fund will pay management fees and incentive fees to the Adviser and reimburse the Administrator and/or the Adviser for certain expenses it incurs. As a result, investors will invest on a "gross" basis and receive distributions on a "net" basis after expenses, resulting in a lower rate of return than an investor might achieve through direct investments. Accordingly, there may be times when the management team of the Adviser will have interests that differ from those of the Fund's stockholders, giving rise to a conflict.

The Fund has entered into a royalty-free license agreement with the Adviser pursuant to which the Adviser has granted the Fund a non-exclusive royalty-free license to use the name "AB Private Credit Investors Corporation." Under the license agreement, the Fund has the right to use the "AB Private Credit Investors Corporation" name for so long as the Adviser or one of its affiliates remains the Fund's investment adviser.

In addition, the Fund pays the Administrator the expenses incurred by the Administrator in performing its obligations under the Administration Agreement, including the fees and expenses associated with performing compliance functions. These arrangements will create conflicts of interest that the Board must monitor.

With respect to a loan transaction that is led by the Fund and syndicated to other lenders, the Adviser will be entitled to retain any arrangement fee attributable to that portion of the loan transaction syndicated to such other lenders. While the amount of such a loan transaction, if any, that is allocated to the Fund will be determined in accordance with the Adviser's investment allocation policy and procedures, the Adviser's entitlement to any arrangement fee attributable to that portion of the loan transaction syndicated to such other lenders may incentivize the Adviser to syndicate a loan transaction (or a greater portion thereof) to other lenders.

The decisions made with respect to the Fund by the Adviser may differ from decisions made by the Adviser with respect to its other clients.

The Adviser and its affiliates may make decisions with respect to other clients and/or allocate securities to other clients that differ from the decisions and/or allocations made with respect to the Fund even though such other clients' investment objectives may be similar to ours.

The Fund's access to confidential information may restrict its ability to take action with respect to some investments, which, in turn, may negatively affect its results of operations.

The Fund, directly or through the Adviser, may obtain confidential information about the companies in which it has invested or may invest. If the Fund possesses confidential information about such companies, there may be restrictions on its ability to make, dispose of, increase the amount of, or otherwise take action with respect to, an investment in those companies. The impact of these restrictions on the Fund's ability to take action with respect to its investments could have an adverse effect on its results of operations.

The Fund's ability to enter into transactions with its affiliates is restricted.

The Fund is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without the prior approval of the Fund's independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the Fund's outstanding voting securities is the Fund's affiliate for purposes of the 1940 Act, and the Fund generally is prohibited from buying or selling any security from or to such affiliate, absent the prior approval of the Fund's independent directors.

The 1940 Act also prohibits certain "joint" transactions with certain of the Fund's affiliates, which could include investments in the same portfolio company (whether at the same or different times to the extent the transaction is deemed to be "joint"), without prior approval of the Fund's independent directors and, in some cases, the SEC. If a person acquires more than 25% of the Fund's voting securities, the Fund is prohibited from buying or selling any security from or to such person or certain of that person's affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit the Fund's ability to transact business with its officers or directors or their affiliates.

The Fund also generally will be unable to co-invest in any issuer in which the Adviser and its affiliates or a fund managed by the Adviser or its affiliates is investing. The SEC has interpreted the BDC regulations governing transactions with affiliates to prohibit certain "joint transactions" involving entities that share a common investment advisor. As a result of these restrictions, the Fund may be prohibited from buying or selling any security (other than any security of which the Fund is an issuer) from or to, as well as co-investing with, any fund managed by the Fund's affiliates without the prior approval of the SEC. The decision by the Adviser to allocate an opportunity to another entity could cause the Fund to forgo an investment opportunity that the Fund otherwise would have made. These restrictions may limit the scope of investment opportunities that would otherwise be available to the Fund.

On August 6, 2018, the SEC granted the Fund relief sought in a new exemptive application that expands the co-investment exemptive relief previously granted to the Fund in October 2016 to allow the Fund to co-invest in portfolio companies with certain of its affiliates that are managed by the Adviser ("Affiliated Funds") in a manner consistent with the Fund's investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the "Order"). Pursuant to the Order, the Fund is permitted to co-invest with Affiliated Funds, which the new exemptive relief defines to include affiliated managed accounts, if, among other things, a "required majority" (as defined in Section 57(o) of the 1940 Act) of the independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Fund and its investors and do not involve overreaching in respect of the Fund or its investors on the part of any person concerned, and (2) the transaction is consistent with the interests of the Fund's investors and is consistent with the Fund's investment objective and strategies. The Fund intends to co-invest with Affiliated Funds, subject to the conditions included in the Order.

The Fund may, however, invest alongside other clients of the Adviser and its affiliates, including other entities they manage in certain circumstances where doing so is consistent with applicable law, the Order, or SEC staff interpretations and guidance. For example, the Fund may co-invest with such accounts consistent with guidance promulgated by the SEC staff permitting the Fund and such other funds to co-invest in privately placed securities so long as certain conditions are met, including that the Adviser, acting on the Fund's behalf and on behalf of other clients, negotiates no term other than price. The Fund may also co-invest with the Adviser's other clients as otherwise permissible under regulatory guidance, applicable regulations or the Adviser's allocation policy.

In situations where co-investment with other clients of the Adviser or its affiliates is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of the Order, the Adviser will need to decide which client or clients will proceed with the investment. Under the Adviser's allocation policy, such determinations will be made based on the principle that investment opportunities shall be allocated to eligible clients on a basis that will be fair and equitable over time. As a result, the Fund will not have an entitlement to make a co-investment in these circumstances, and to the extent that another client elects to proceed with the investment, the Fund will not be permitted to participate. Moreover, except in certain circumstances, the Fund will be unable to invest in any issuer in which a client of the Adviser or its affiliate holds a controlling interest. These restrictions may limit the scope of investment opportunities that would otherwise be available to the Fund, and there can be no assurance that investment opportunities will be allocated to the Fund fairly or equitably in the short term or over time.

The compensation the Fund will pay to the Adviser was not determined on an arm's-length basis. Thus, the terms of such compensation may be less advantageous to the Fund than if such terms had been the subject of arm's-length negotiations.

The compensation the Fund will pay to the Adviser was not determined on an arm's-length basis with an unaffiliated third party. As a result, the form and amount of such compensation may be less favorable to the Fund than they might have been had the respective agreements been entered into through arm's-length transactions with an unaffiliated third party. In addition, the Fund may choose not to enforce, or to enforce less vigorously, its respective rights and remedies under the Advisory Agreement because of its desire to maintain its ongoing relationship with the Adviser and its respective affiliates. Any such decision, however, could cause the Fund to breach its fiduciary obligations to its stockholders.

Even in the event the value of your investment declines, the base management fee and, in certain circumstances, the incentive fee will still be payable to the Adviser.

Even in the event the value of your investment declines, the base management fee and, in certain circumstances, the incentive fee will still be payable to the Adviser. The base management fee is calculated as a percentage of the value of the Fund's gross assets at a specific time, which would include any borrowings for investment purposes, and may give the Adviser an incentive to use leverage to make additional investments. In addition, the base management fee is payable regardless of whether the value of the Fund's gross assets or your investment have decreased. The use of increased leverage may increase the likelihood of default, which would disfavor holders of the Fund's common stock, including investors in its common stock. Given the subjective nature of the investment decisions that the Adviser will make on the Fund's behalf, the Fund may not be able to monitor this potential conflict of interest.

The income-based incentive fee is calculated as a percentage of PIFNII. Since PIFNII does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation, it is possible that the Fund may pay an incentive fee in a quarter in which it incurs a loss. For example, if the Fund receives PIFNII in excess of the quarterly minimum hurdle rate, the Fund will pay the applicable income-based incentive fee even if it has incurred a loss in that quarter due to realized and unrealized capital losses. In addition, because the quarterly minimum hurdle rates are calculated based on the Fund's net assets, decreases in its net assets due to realized or unrealized capital losses in any given quarter may increase the likelihood that the hurdle rates are reached in that quarter and, as a result, that an incentive fee is paid for that quarter. The Fund's net investment income used to calculate this component of the incentive fee is also included in the amount of its gross assets used to calculate the base management fee.

Also, the capital gains component of the incentive fee is calculated annually based upon the Fund's realized capital gains, computed net of realized capital losses and unrealized capital depreciation on a cumulative basis. As a result, the Fund may owe the Adviser an incentive fee during one year as a result of realized capital gains on certain investments, and then incur significant realized capital losses and unrealized capital depreciation on the remaining investments in the Fund's portfolio during subsequent years. Incentive fees earned in prior years cannot be clawed back even if the Fund later incurs losses.

The Fund's incentive fee may induce the Adviser to pursue speculative investments and to use leverage when it may be unwise to do so.

The incentive fee payable by the Fund to the Adviser may create an incentive for the Adviser to pursue investments on the Fund's behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The income-based incentive fee payable to the Adviser will be calculated based on a percentage of the Fund's return on invested capital. This may encourage the Adviser to use leverage to increase the return on the Fund's investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would impair the value of the Fund's common stock. In addition, the Adviser will receive the incentive fee based, in part, upon net capital gains realized on the Fund's investments. As a result, in certain situations the Adviser may have a tendency to invest more capital in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in the Fund's investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

The Small Business Credit Availability Act allows the Fund to incur additional leverage, which may increase the risk of investing with the Fund.

On March 23, 2018, the SBCAA was signed into law. The SBCAA, among other things, modifies the applicable provisions of the 1940 Act to reduce the required asset coverage ratio applicable to BDCs from 200% to 150% subject to certain approval, time and disclosure requirements (including either stockholder approval or approval of a majority of the directors who are not interested persons of the BDC and who have no financial interest in the proposal). On July 5, 2018, the Board voted to approve the adoption of the reduced asset coverage ratio and separately recommended that Investors approve the reduced asset coverage requirements at the 2018 annual meeting of stockholders. On September 26, 2018, the Fund's stockholders voted to approve the adoption of the reduced asset coverage ratio, effective September 27, 2018.

Increased leverage could increase the risks associated with investing in the Fund. For example, if the value of the Fund's assets decreases, although the asset base and expected revenues would be larger because increased leverage would permit the Fund to acquire additional assets, leverage will cause the Fund's net asset value to decline more sharply than it otherwise would have without leverage or with lower leverage. Similarly, any decrease in the Fund's revenue would cause its net income to decline more sharply, on a relative basis, than it would have if the Fund had not borrowed or had borrowed less (although, as noted above, the Fund's asset base and expected revenues would likely be larger). However, since the Fund already uses leverage in optimizing its investment portfolio, there are no material new risks associated with increased leverage other than the amount of the leverage.

If the Fund's asset coverage ratio falls below the required limit, the Fund will not be able to incur additional debt until it is able to comply with the asset coverage ratio. This could have a material adverse effect on the Fund's operations, and the Fund may not be able to make distributions to stockholders. The actual amount of leverage that the Fund employs will depend on the Board's and the Adviser's assessment of market and other factors at the time of any proposed borrowing. The Fund currently anticipates being able to obtain sufficient credit on acceptable terms, although the Fund can make no assurance that this will be the case or that it will remain such in the future.

The following table illustrates the effect of leverage on returns from an investment in the Shares assuming that the Fund employs leverage such that its asset coverage equals (1) its actual asset coverage as of December 31, 2023 and (2) 150%, each at various annual returns, net of expenses and as of December 31, 2023.

The calculations in the tables below are hypothetical, and are provided for illustrative purposes only. Actual returns may be higher or lower than those appearing below.

Assumed Return on the Fund's Portfolio (net of expenses)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding net return to holders of common stock assuming actual asset coverage as of December 31, 2023[1]	(41.8)%	(28.0)%	(14.1)%	(0.3)%	13.6%
Corresponding net return to holders of common stock assuming 150% asset coverage[2]	(45.9)%	(30.9)%	(15.9)%	(0.9)%	14.1%

(1)   Assumes $1,394.8 million in total portfolio assets, $890.6 million in debt outstanding, $504.2 million in net assets, and an average cost of funds of 7.97%. Actual interest payments may be different.

(2)   Assumes $1,394.8 million in total portfolio assets, $929.8 million in debt outstanding, $464.9 million in net assets, and an average cost of funds of 7.97%. Actual interest payments may be different.

Increased leverage may magnify the Fund's exposure to risks associated with changes in interest rates.

If the Fund incurs additional leverage, general interest rate fluctuations may have a more significant negative impact on its investments and investment opportunities than they would have absent such additional incurrence, and, accordingly, may have a material adverse effect on the Fund's investment objectives and rate of return on investment capital. Because the Fund may borrow money to make investments in the form of debt securities, preferred stock or other securities, the Fund's net investment income is dependent upon the difference between the rate at which income from investments exceeds the rate at which the Fund pays interest or dividends on such liabilities.

The Fund principally invests in floating-rate assets and incurs its indebtedness on a floating-rate basis as well. The Fund plans to incur indebtedness, when possible, on the same floating base rate applicable to the assets in which it invests. Because the base rate of the Fund's assets and indebtedness are expected to generally be the same and will therefore fluctuate on largely the same basis, the primary risk that the Fund faces from interest rate fluctuations is a situation where the difference in the rate on investment income versus the base rate, which the Fund refers to as the "spread," falls and there is not a similar reduction in the spread on the Fund's indebtedness or losses exceed anticipated levels. In that situation, the investment income, net of losses, less the cost of the Fund's indebtedness would be reduced. This reduction could create a material adverse effect on the Fund's investment objectives if the spread compression was significant and persistent over long periods.

The Fund expects that a majority of its investments in debt will continue to be at floating rates. However, as the Fund makes investments in debt at floating rates, a significant increase in market interest rates could also result in an increase in its non-performing assets and a decrease in the value of its portfolio because the portfolio companies paying interest at such increasing floating rates may be unable to meet higher payment obligations. In periods of rising interest rates, the Fund's cost of funds would increase, which, if not matched with the rising interest rates of its performing floating-rate assets, could result in a decrease in its net investment income. Incurring additional leverage will magnify the impact of an increase to the Fund's cost of funds. In addition, a decrease in interest rates may reduce net income, because new investments may be made at lower rates despite the increased demand for the Fund's capital that the decrease in interest rates may produce. To the extent the Fund's additional borrowings are in fixed-rate instruments, the Fund may be required to invest in higher-yield securities in order to cover its interest expense and maintain its current level of return to stockholders, which may increase the risk of an investment in its Shares.

The Adviser and the Administrator have the right to resign on 60 days' notice, and the Fund may not be able to find a suitable replacement for either within that time, or at all, resulting in a disruption in the Fund's operations that could adversely affect its financial condition, business and results of operations.

The Adviser has the right, under the Advisory Agreement, to resign at any time upon 60 days' written notice, regardless of whether the Fund has found a replacement. Similarly, the Administrator has the right under the Administration Agreement to resign at any time upon 60 days' written notice, regardless of whether the Fund has found a replacement. If the Adviser or the Administrator were to resign, the Fund may not be able to find a new investment adviser or administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If the Fund is unable to do so quickly, its operations are likely to experience a disruption and its financial condition, business and results of operations, as well as its ability to pay distributions, are likely to be materially and adversely affected. In addition, the coordination of the Fund's internal management and investment or administrative activities, as applicable, are likely to suffer if the Fund is unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by the Adviser, the Administrator and their respective affiliates. Even if the Fund is able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with its investment objective may result in additional costs and time delays that may adversely affect the Fund's financial condition, business, results of operations and cash flows.

The Adviser's liability is limited under the Advisory Agreement and the Fund has agreed to indemnify the Adviser against certain liabilities, which may lead the Adviser to act in a riskier manner on the Fund's behalf than it would when acting for its own account.

Under the Advisory Agreement, the Adviser has not assumed any responsibility to the Fund other than to render the services called for under that agreement. It is not responsible for any action of the Board in following or declining to follow the Adviser's advice or recommendations. Under the Advisory Agreement, the Adviser and its professionals and any person controlling or controlled by the Adviser are not liable to the Fund, any subsidiary of the Fund, the Fund's directors, the Fund's stockholders or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the Advisory Agreement, except those resulting from acts constituting gross negligence, willful misfeasance, bad faith or reckless disregard of the duties that the Adviser owes to the Fund under the Advisory Agreement. In addition, as part of the Advisory Agreement, the Fund has agreed to indemnify the Adviser and its professionals from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with the Fund's business and operations or any action taken or omitted on the Fund's behalf pursuant to authority granted by the Advisory Agreement, except where attributable to gross negligence, willful misfeasance, bad faith or reckless disregard of such person's duties under the Advisory Agreement.

The Adviser may not be able to achieve the same or similar returns as those achieved by Mr. Humphries and the other members of the Adviser's core investment team while they were employed at prior positions.

Although in the past Mr. Humphries and the other members of the Adviser's core investment team have held senior positions at a number of investment firms, their achievements are not necessarily indicative of future results that will be achieved by the Adviser. The Fund cannot assure you that it will be able to achieve the results realized by prior vehicles managed by Mr. Humphries and the other members of the Adviser's core investment team.

Investors may default on Capital Calls.

Capital Calls will be issued by the Fund from time to time at the discretion of the Adviser based upon the Adviser's assessment of the needs and opportunities of the Fund. To satisfy such Capital Calls, investors are required to maintain their Capital Commitments in cash or other assets that can be readily converted to cash, within accounts under the control of AB or its affiliates. If such cash or other assets were not in such accounts and an investor fails to pay when due installments of its Capital Commitment to the Fund, and the Capital Commitments made by non-defaulting investors and borrowings by the Fund are inadequate to cover the defaulted Capital Commitment, the Fund may be unable to pay its obligations when due. As a result, the Fund may be subjected to significant penalties that could materially adversely affect the returns of the investor (including non-defaulting investors).

Any failure on the Fund's part to maintain its status as a BDC would reduce its operating flexibility.

The Fund has elected to be regulated as a BDC under the 1940 Act. The 1940 Act imposes numerous constraints on the operations of BDCs. For example, BDCs are required to invest at least 70% of their gross assets in specified types of securities, primarily in private companies or thinly-traded U.S. public companies, cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less. Furthermore, any failure to comply with the requirements imposed on BDCs by the 1940 Act could cause the SEC to bring an enforcement action against the Fund and/or expose the Fund to claims of private litigants. In addition, upon approval of a majority of the Fund's stockholders, the Fund may elect to withdraw its status as a BDC. If the Fund decides to withdraw its election, or if the Fund otherwise fails to qualify, or maintain its qualification, as a BDC, the Fund will be subject to substantially greater regulation under the 1940 Act as a closed-end investment company. Compliance with such regulations would significantly decrease the Fund's operating flexibility, and could significantly increase its costs of doing business.

Regulations governing the Fund's operation as a BDC affect its ability to raise additional capital and the way in which it does so. As a BDC, the necessity of raising additional capital may expose the Fund to risks, including the typical risks associated with leverage.

The Fund may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, referred to collectively as "senior securities," up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, the Fund will be permitted, as a BDC, to issue senior securities in amounts such that its asset coverage ratio (as defined in the 1940 Act), equals at least 150% of gross assets less all liabilities and indebtedness not represented by senior securities, immediately after each issuance of senior securities. If the value of the Fund's assets declines, it may be unable to satisfy this test. If that happens, the Fund may be required to sell a portion of its investments and, depending on the nature of its leverage, repay a portion of its indebtedness at a time when such sales may be disadvantageous. Also, any amounts that the Fund uses to service its indebtedness would not be available for distributions to its common stockholders. Furthermore, as a result of issuing senior securities, the Fund would also be exposed to typical risks associated with leverage, including an increased risk of loss. If the Fund issues preferred stock, the preferred stock would rank "senior" to common stock in the Fund's capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of the Fund's common stockholders, and the issuance of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of the Fund's common stock or otherwise be in your best interest.

The Fund will not generally be able to issue and sell its common stock at a price below net asset value per share. The Fund may, however, sell its common stock, or warrants, options or rights to acquire its common stock, at a price below the then-current net asset value per share of its common stock if the Board determines that such sale is in the best interests of the Fund's stockholders, and the Fund's stockholders approve such sale. In any such case, the price at which the Fund's securities are to be issued and sold may not be less than a price that, in the determination of the Board, closely approximates the market value of such securities (less any distributing commission or discount). If the Fund raises additional funds by issuing more common stock or senior securities convertible into, or exchangeable for, its common stock, then the percentage ownership of its stockholders at that time will decrease, and you may experience dilution.

To the extent that the Fund borrows money, the potential for gain or loss on amounts invested in the Fund will be magnified and may increase the risk of investing in the Fund. Borrowed money may also adversely affect the return on the Fund's assets, reduce cash available to service the Fund's debt or for distribution to the Fund's stockholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. Since the Fund uses leverage to partially finance its investments, through borrowing from and issuing senior debt securities to banks, insurance companies and other lenders, you will experience increased risks of investing in the Fund's securities. Holders of these senior securities will have fixed dollar claims on the Fund's assets that are superior to the claims of the Fund's common stockholders, and the Fund would expect such lenders to seek recovery against its assets in the event of a default. If the value of the Fund's assets decreases, leveraging will cause its net asset value to decline

36

more sharply than it otherwise would if it had not borrowed and employed leverage. Similarly, any decrease in the Fund's income would cause its net income to decline more sharply than it would have if it had not borrowed and employed leverage. Such a decline could negatively affect the Fund's ability to service its debt or make distributions to its stockholders. Leverage is generally considered a speculative investment technique. In addition, the Fund's stockholders will bear the burden of any increase in its expenses as a result of its use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Adviser.

The amount of leverage that the Fund employs depends on the Adviser's and the Board's assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that additional leveraged financing will be available to the Fund on favorable terms or at all. However, to the extent that the Fund uses leverage to finance its assets, its financing costs will reduce cash available for servicing its debt or distributions to stockholders. Moreover, the Fund may not be able to meet its financing obligations and, to the extent that it cannot, it risks the loss of some or all of its assets to liquidation or sale to satisfy the obligations. In such an event, the Fund may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a business development company, the Fund is required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of its borrowings and any preferred stock that it may issue in the future, of at least 150%. If this ratio declines below 150%, the Fund cannot incur additional debt and could be required to sell a portion of its investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on the Fund's operations, and the Fund may not be able to service its debt or make distributions.

In addition, any debt facility into which the Fund may enter would likely impose financial and operating covenants that restrict its business activities, including limitations that could hinder its ability to finance additional loans and investments or to make the distributions required to maintain its qualification as a RIC.

The Fund is subject to risks associated with the current interest rate environment and to the extent the Fund uses debt to finance its investments, changes in interest rates will affect its cost of capital and net investment income.

To the extent the Fund borrows money or issues debt securities or preferred stock to make investments, the Fund's net investment income will depend, in part, upon the difference between the rate at which it borrows funds or pays interest or dividends on such debt securities or preferred stock and the rate at which it invests these funds. In addition, many of the Fund's debt investments and borrowings have floating rate interest rates that reset on a periodic basis, and many of its investments are subject to interest rate floors. As a result, a change in market interest rates could have a material adverse effect on the Fund's net investment income, in particular with respect to increases that reach the level of the interest rate floors on certain investments. In periods of rising interest rates, the Fund's cost of funds will increase because the interest rates on the majority of amounts it has borrowed are floating, which could reduce its net investment income to the extent any debt investments have fixed interest rates, and the interest rate on investments with an interest rate floor will not increase until interest rates exceed the applicable floor. The Fund may, to the extent deemed appropriate by the Adviser, use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act and applicable commodities laws. These activities may limit the Fund's ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund's business, financial condition and results of operations.

Investments in which the Fund has a non-controlling interest may involve risks specific to third-party management of those investments.

The Fund may also co-invest with third parties through partnerships, joint ventures or other entities, thereby acquiring jointly-controlled or non-controlling interests in certain investments in conjunction with participation by one or more third parties in such investment. Such joint venture partners or third-party managers may include former personnel of the Adviser or associated persons. As co-investors, the Fund may have interests or objectives that are inconsistent with those of the third-party partners or co-venturers. Although the Fund may not have full control over these investments and therefore, may have a limited ability to protect its position therein, the Fund expects that it will negotiate appropriate rights to protect its interests. Nevertheless, such investments may involve risks not present in investments where a third party is not involved, including the possibility that a third-party partner or co-venturer may have financial difficulties, resulting in a negative impact on such investment, may have economic or business interests or goals which are inconsistent with ours, or may be in a position to take (or block) action in a manner contrary to the Fund's investment objectives or the increased possibility of default by, diminished liquidity or insolvency of, the third party, due to a sustained or general economic downturn. Third-party partners or co-venturers may opt to liquidate an investment at a time during which such liquidation is not optimal for the Fund. In addition, the Fund may in certain circumstances be liable for the actions of its third-party partners or co-venturers. In those circumstances where such third parties involve a management group, such third parties may receive compensation arrangements relating to such investments, including incentive compensation arrangements.

The Fund may experience fluctuations in its quarterly and annual results.

The Fund may experience fluctuations in its quarterly and annual operating results due to a number of factors, including its ability or inability to make investments in companies that meet its investment criteria, the interest rate payable on the debt securities it acquires, the level of portfolio dividend and fee income, the level of its expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in its markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

The Fund is a non-diversified investment company within the meaning of the 1940 Act, and therefore it is not limited with respect to the proportion of its assets that may be invested in securities of a single issuer.

The Fund is classified as a non-diversified investment company within the meaning of the 1940 Act, which means that it is not limited by the 1940 Act with respect to the proportion of its assets that the Fund may invest in securities of a single issuer. To the extent that the Fund holds large positions in the securities of a small number of issuers, or within a particular industry, the Fund's net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the issuer's financial condition or the market's assessment of the issuer. The Fund may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company.

The Board is authorized to reclassify any unissued Shares into one or more classes of preferred stock, which could convey special rights and privileges to its owners.

Under the Maryland General Corporation Law (the "MGCL") and the Fund's charter, the Board is authorized to classify and reclassify any authorized but unissued Shares into one or more classes of stock, including preferred stock. Prior to the issuance of Shares of each class or series, the Board is required by Maryland law and the Fund's charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the Fund's common stock or otherwise be in their best interest. The cost of any such reclassification would be borne by the Fund's existing common stockholders. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a BDC. In addition, the 1940 Act provides that holders of preferred stock are entitled to vote separately from holders of common stock to elect two preferred stock directors. The Fund currently has no plans to issue preferred stock, but may determine to do so in the future. The issuance of preferred stock convertible into Shares might also reduce the net income per share and net asset value per share of the Fund's common stock upon conversion, provided, that the Fund will only be permitted to issue such convertible preferred stock to the extent the Fund complies with the requirements of Section 61 of the 1940 Act, including obtaining common stockholder approval. These effects, among others, could have an adverse effect on an investment in the Fund's common stock.

The Board may change the Fund's investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

The Board will have the authority to modify or waive the Fund's investment objective, current operating policies, investment criteria and strategies without prior notice (except as required by the 1940 Act) and without stockholder approval. However, absent stockholder approval, the Fund may not change the nature of its business so as to cease to be, or withdraw its election as, a BDC. The Fund cannot predict the effect any changes to its current operating policies, investment criteria and strategies would have on its business, net asset value, operating results and value of its stock. However, the effects might be adverse, which could negatively impact the Fund's ability to pay you dividends and cause you to lose all or part of your investment.

The Fund will be subject to corporate-level U.S. federal income tax if it is unable to qualify as a RIC.

Although the Fund has elected to be treated as a RIC, no assurance can be given that it will be able to maintain its qualification as a RIC. To maintain qualification as a RIC, the Fund must meet the following source-of-income, asset diversification, and distribution requirements.

The income source requirement will be satisfied if the Fund obtains at least 90% of its gross income for each year from dividends, interest, foreign currency, payments with respect to loans of certain securities, gains from the sale of stock or other securities, net income from certain "qualified publicly traded partnerships," or similar sources.

The asset diversification requirement will be satisfied if the Fund meets certain asset diversification requirements at the end of each quarter of its taxable year. Failure to meet those requirements may result in the Fund having to dispose of certain investments quickly in order to prevent the loss of its qualification as a RIC. Because most of the Fund's investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses. The Fund may have difficulty satisfying the diversification requirement during its ramp-up phase until it has a portfolio of investments. The Fund may also have difficulty satisfying the diversification requirements if it determines to wind up and liquidate its assets. The Fund may be prevented from making follow-on investments in its portfolio companies in order to satisfy the diversification requirements.

The annual distribution requirement will be satisfied if the Fund distributes to the Fund's stockholders on an annual basis at least 90% of the Fund's net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because the Fund may use debt financing, the Fund is subject to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict the Fund from making distributions necessary to satisfy the distribution requirement. If the Fund is unable to obtain cash from other sources, the Fund could fail to qualify as a RIC. If the Fund fails to qualify as a RIC for any reason and therefore becomes subject to corporate income tax, the resulting corporate taxes could substantially reduce the Fund's net assets, the amount of income available for distribution and the amount of the Fund's distributions.

There are risks that may arise in connection with the rules under ERISA related to investment by ERISA Plans.

The Fund intends to operate so that it will be an appropriate investment for employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Fund will use reasonable efforts to conduct the Fund's affairs so that the assets of the Fund will not be deemed to be "plan assets" for purposes of ERISA. In this regard, prior to the completion of a Qualified IPO, the Fund may be (and currently is) operated as an annual "venture capital operating company," under the ERISA rules in order to avoid its assets being treated as "plan assets" for purposes of ERISA. Accordingly, there may be constraints on the Fund's ability to make or dispose of investments at optimal times (or to make certain investments at all).

The Fund may have difficulty paying its required distributions if it recognizes income before or without receiving cash representing such income.

For U.S. federal income tax purposes, the Fund will include in its taxable income certain amounts that it has not yet received in cash, such as original issue discount, which may arise if it receives warrants in connection with the origination of a loan or possibly in other circumstances, or contractual "payment-in-kind," or PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such original issue discount or increases in loan balances as a result of contractual PIK arrangements will be included in the Fund's taxable income before it receives any corresponding cash payments. The Fund also may be required to include in its taxable income certain other amounts that it will not receive in cash.

Since, in certain cases, the Fund may recognize taxable income before or without receiving corresponding cash payments, it may have difficulty meeting the annual distribution requirement necessary to maintain its qualification as a RIC. Accordingly, to satisfy its RIC distribution requirements, the Fund may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities. If the Fund is not able to obtain cash from other sources, it may fail to qualify as a RIC and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of the Fund's election to be taxed as a RIC, please see "*Business — Material U.S. Federal Income Tax Considerations.*"

The Fund may in the future choose to pay dividends in its own stock, in which case stockholders may be required to pay tax in excess of the cash they receive.

The Fund may distribute dividends that are payable predominantly in Shares. Under certain private rulings issued by the Internal Revenue Service, distributions payable to stockholders in cash or stock at the election of stockholders are treated as taxable dividends even if the total amount of the distribution payable in cash is limited, provided that at least 20% of the distribution is payable in cash. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of the Fund's current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the Fund's stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, the Fund may be required to withhold U.S. federal tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of the Fund's stockholders sell Shares in order to pay taxes owed on dividends, it may put downward pressure on the trading price of the Fund's stock if the Fund is publicly traded.

There is a risk that the Fund's stockholders may not receive any distributions.

The Fund intends to make distributions on a quarterly basis to its stockholders out of assets legally available for distribution, or at other times, as determined by the Board in its discretion. The Fund cannot assure you that it will achieve investment results that will allow it to make a specified level of cash distributions. In addition, due to the asset coverage test applicable to the Fund as a BDC, the Fund may be limited in its ability to make distributions. See "*Business — Regulation as a Business Development Company.*"

For any period that the Fund does not qualify as a "publicly offered regulated investment company," as defined in the Code, stockholders will be taxed as though they received a distribution of some of its expenses.

A "publicly offered regulated investment company" is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. The Fund anticipates that it will not qualify as a publicly offered RIC immediately after the Private Offering; the Fund may qualify as a publicly offered RIC for future taxable years. If the Fund is not a publicly offered RIC for any period, a non-corporate stockholder's allocable portion of the Fund's affected expenses, including its management fees and incentive fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered RIC, including advisory fees. In particular, for taxable years beginning before 2026, these expenses, referred to as miscellaneous itemized deductions, generally are not deductible by an individual. For taxable years beginning in 2026 or later, these expenses are deductible to an individual only to the extent they exceed 2% of such a stockholder's adjusted gross income, and are not deductible for alternative minimum tax purposes.

The Fund is subject to risks in using custodians, administrators and other agents.

The Fund will depend on the services of custodians, administrators and other agents to carry out certain securities transactions and administrative services for the Fund. In the event of the insolvency of a custodian, the Fund may not be able to recover equivalent assets in full as it will rank among the custodian's unsecured creditors in relation to assets which the custodian borrows, lends or otherwise uses. In addition, the Fund's cash held with a custodian may not be segregated from the custodian's own cash, and the Fund therefore may rank as unsecured creditors in relation thereto. The inability to recover assets from the custodian could have a material impact on the Fund's performance.

The Fund expends significant financial and other resources to comply with the requirements of the Exchange Act and the Sarbanes-Oxley Act.

The Fund is subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act. These requirements may place a strain on the Fund's systems and resources. The Exchange Act requires that the Fund files annual, quarterly and current reports with respect to its business and financial condition. The Sarbanes-Oxley Act requires that the Fund maintains effective disclosure controls and procedures and internal controls over financial reporting, which are discussed below. See "*Business — Regulation as a Business Development Company — Sarbanes-Oxley Act of 2002.*" To maintain and improve the effectiveness of the Fund's disclosure controls and procedures and internal controls, significant resources and management oversight are required. The Fund will implement additional procedures, processes, policies and practices for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management's attention from other business concerns, which could have a material adverse effect on the Fund's business, financial condition, results of operations and cash flows. The Fund expects to incur significant additional annual expenses related to these steps and, among other things, directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, additional administrative expenses payable to the Administrator to compensate them for hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

The systems and resources necessary to comply with public company reporting requirements will increase further once the Fund ceases to be an "emerging growth company" under the JOBS Act. As long as the Fund remains an emerging growth company, it will take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act ("Section 404") and exemptions from the requirement to hold advisory votes on executive compensation.

There may be state licensing requirements.

The Fund may be required to obtain various state licenses in order to, among other things, originate commercial loans. Applying for and obtaining required licenses can be costly and take several months. There is no assurance that the Fund will obtain all of the licenses that it needs on a timely basis. Furthermore, the Fund will be subject to various information and other requirements in order to obtain and maintain these licenses, and there is no assurance that it will satisfy those requirements. The Fund's failure to obtain or maintain licenses might restrict investment options and have other adverse consequences.

Investors in the Private Offering will be subject to transfer restrictions.

Prior to the completion of a Qualified IPO, and other than in connection with a New BDC Spin-Off, creation of a Liquidating Share Class, a Limited Tender Offer, or pursuant to a Share repurchase program of the Fund, investors who participate in the Private Offering may not sell, assign, transfer or otherwise dispose of (in each case, a "Transfer") any common stock unless (i) the Fund gives consent and (ii) the Transfer is made in accordance with applicable securities laws. No Transfer will be effectuated except by registration of the Transfer on the Fund's books. Each transferee must agree to be bound by these restrictions and all other obligations as an investor in the Fund. Following completion of a Qualified IPO, stockholders will be restricted from selling or disposing of their Shares contractually by a lock-up agreement with the underwriters of the IPO and secondary offerings, and by the terms of the Subscription Agreement.

The proposals to establish a Liquidating Share Class, New BDC or a Limited Tender Offer (together, the "Proposals") would involve transactions that are currently prohibited by the 1940 Act and would require an SEC order in order to be put in place. The SEC has not previously granted orders with respect to a Liquidating Share Class or a New BDC, and it could take several years before the SEC determines whether relief is appropriate and it may ultimately deny the requests for any or all of the Proposals. If the SEC were to deny any of the requests for the exemptive relief required to effectuate the Proposals, the Board would need to consider other ways to permit stockholders to liquidate their investments. If you expect to need access to your investment in the near future, you should not invest in the Fund.

Changes in laws or regulations governing the Fund's operations may adversely affect its business.

Legal, tax and regulatory changes could occur that may adversely affect the Fund. For example, from time to time the market for private equity transactions has been (and is currently being) adversely affected by a decrease in the availability of senior and subordinated financings for transactions, in part in response to credit market disruptions and/or regulatory pressures on providers of financing to reduce or eliminate their exposure to the risks involved in such transactions.

In addition, as private equity firms become more influential participants in the U.S. and global financial markets and economy generally, there recently has been pressure for greater governmental scrutiny and/or regulation of the private equity industry, in part. It is uncertain as to what form and in what jurisdictions such enhanced scrutiny and/or regulation, if any, on the private equity industry may ultimately take. Therefore, there can be no assurance as to whether any such scrutiny or initiatives will have an adverse impact on the private equity industry, including the Fund's ability to effect operating improvements or restructurings of its portfolio companies or otherwise achieve its objectives.

On July 21, 2010, the Dodd-Frank Act was signed into law. Many of the provisions of the Dodd-Frank Act have extended implementation periods and delayed effective dates and will require extensive rulemaking by regulatory authorities. While the impact of the Dodd-Frank Act on the Fund and its portfolio companies may not be known for an extended period of time, the Dodd-Frank Act, including future rules implementing its provisions and the interpretation of those rules, along with other legislative and regulatory proposals directed at the financial services industry and the financial markets (including derivative markets) or affecting taxation that are proposed or pending in the U.S. Congress, may negatively impact the operations, cash flows or financial condition of the Fund or its portfolio companies, impose additional costs on the Fund or its portfolio companies, restrict or further regulate certain of the Fund's activities, including derivative trading and hedging activities, intensify the regulatory supervision of the Fund or its portfolio companies or otherwise adversely affect the Fund's business or the business of its portfolio companies.

In addition, the Fund and its portfolio companies will be subject to applicable local, state and U.S. federal laws and regulations, including, without limitation, U.S. federal immigration laws and regulations. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments the Fund is permitted to make, any of which could harm the Fund and its stockholders, potentially with retroactive effect. Additionally, any changes to the laws and regulations governing the Fund's operations relating to permitted investments may cause the Fund to alter its investment strategy in order to avail itself of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth herein and may result in the Fund's investment focus shifting from the areas of expertise of the Adviser's investment team to other types of investments in which the investment team may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on the Fund's results of operations and the value of your investment.

Legislative or regulatory tax changes could have an adverse impact on the Fund and its shareholders.

At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of the Fund or its stockholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in the Fund's shares or the value or the resale potential of the Fund's investments.

The Fund may invest in derivatives or other assets that expose it to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

The Fund may invest in derivatives and other assets that are subject to many of the same types of risks related to the use of leverage. In October 2020, the SEC adopted Rule 18f-4 under the 1940 Act regarding the ability of a BDC to use derivatives and other transactions that create future payment or delivery obligations. Under Rule 18f-4, BDCs that use derivatives are subject to a value-at-risk leverage limit, a derivatives risk management program and testing requirements and requirements related to board reporting. These requirements apply unless the BDC qualifies as a "limited derivatives user," as defined under Rule 18f-4. Under Rule 18f-4, a BDC may enter into an unfunded commitment agreement (which may include delayed draw and revolving loans) that will not be deemed to be a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. Collectively, these requirements may limit the Fund's ability to use derivatives and/or enter into certain other financial contracts.

Future legislation or rules may modify how the Fund treats derivatives and other financial arrangements for purposes of the Fund's compliance with the leverage limitations of the 1940 Act. Additionally, future legislation or rules may modify how leverage is calculated under the 1940 Act and, therefore, may increase or decrease the amount of leverage currently available to the Fund under the 1940 Act, which may be materially adverse to the Fund and the Fund's stockholders.

A disruption in the capital markets and the credit markets could impair the Fund's ability to borrow money and negatively affect its business.

As a BDC, the Fund will have to maintain its ability to borrow money for investment purposes. Without sufficient access to the capital markets or credit markets, the Fund may be forced to curtail its business operations or it may not be able to pursue new business opportunities. Capital markets and credit markets sometimes experience extreme volatility and disruption and, accordingly, there has been and may continue to be uncertainty in the financial markets in general. Any further disruptive conditions in the financial industry and the impact of new legislation in response to those conditions could restrict the Fund's business operations and could adversely impact its results of operations and financial condition.

If the fair value of the Fund's assets declines substantially, the Fund may fail to maintain the asset coverage ratios imposed upon it by the 1940 Act. Any such failure would affect the Fund's ability to issue senior securities, including borrowings, and pay dividends, which could materially impair its business operations. The Fund's liquidity could be impaired further by an inability to access the capital markets or to consummate new borrowing facilities to provide capital for normal operations, including new originations. In recent years, reflecting concern about the stability of the financial markets, many lenders and institutional investors have reduced or ceased providing funding to borrowers.

If the Fund is unable to secure debt financing on commercially reasonable terms, its liquidity will be reduced significantly. If the Fund is unable to repay amounts outstanding under any debt facilities it may obtain and are declared in default or are unable to renew or refinance these facilities, it would not be able to initiate significant originations or to operate its business in the normal course. These situations may arise due to circumstances that the Fund may be unable to control, such as inaccessibility to the credit markets, a severe decline in the value of the U.S. dollar, another economic downturn or an operational problem that affects third parties or the Fund, and could materially damage the Fund's business.

Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of the Fund's portfolio investments, reducing the Fund's net asset value through increased net unrealized depreciation.

As a BDC, the Fund is required to value investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by the Adviser, subject to Board oversight. As part of the valuation process, the Fund may take into account the following types of factors, if relevant, in determining the fair value of the Fund's investments:

- a comparison of the portfolio company's securities to publicly traded securities;

- the enterprise value of the portfolio company;

- the nature and realizable value of any collateral;

- the portfolio company's ability to make payments and its earnings and discounted cash flow;

- the markets in which the portfolio company does business; and

- changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors.

Increased geopolitical unrest, terrorist attacks, military action and acts of war, natural disasters or outbreaks of epidemic, pandemic or contagious diseases may affect any market for the Fund's common stock, impact the businesses in which it invests and harm its business, operating results and financial condition.

The continued threat of global terrorism, military action and acts of war, natural disasters or outbreaks of epidemic, pandemic or contagious diseases may disrupt the Fund's operations, as well as the operations of the businesses in which it invests. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, natural disasters or outbreaks of epidemic, pandemic or contagious diseases could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which the Fund invests directly or indirectly and, in turn, could have a material adverse impact on its business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

In particular, outbreaks of epidemic, pandemic or contagious diseases may cause serious harm to the Fund's business, operating results and financial condition. Historically, disease pandemics such as the Ebola virus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome or the H1N1 virus, have diverted resources and priorities towards the treatment of such diseases. In 2020, the spread of COVID-19 initially resulted in the temporary closures of many corporate offices, retail stores, and manufacturing facilities and factories and subsequent containment and mitigation measures worldwide. The COVID-19 pandemic has had a significant impact on the global economy, including worldwide supply chain disruptions. The go-forward impact of COVID-19 on the financial performance of the Fund's current and future investments will depend on future developments, including the ongoing duration and containment of the virus, continued vaccinations, related advisories and restrictions, and the health of the financial markets and economy as a result of COVID-19, all of which are highly uncertain and cannot be predicted. Adverse impacts on the Fund's investments may have a material adverse impact on the Fund's future net investment income, the fair value of the Fund's portfolio investments, the Fund's financial condition and results of operations and the financial condition of the Fund's portfolio companies. The Fund will continue to monitor the situation surrounding the COVID-19 pandemic. Any prolonged disruptions may lead to a negative impact on the operating results of the Fund's affected portfolio companies. Ultimately, these potential impacts could adversely affect the Fund's financial condition.

In addition, various social and political circumstances in the United States and around the world may also contribute to increased market volatility and economic uncertainties. Such events, including ongoing trade tensions between the United States and China, other uncertainties regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies with other countries, the current conflict between Russia and Ukraine, and the ongoing conflict in the Middle East could adversely affect the Fund's business, financial condition or results of operations. In particular, the conflict between Russia and Ukraine could lead to disruption, instability and volatility in global markets, economies and industries that could negatively impact our business, results of operations and financial condition. The conflict has already resulted in significant volatility in certain equity, debt and currency markets, material increases in certain commodity prices, and economic uncertainty. The conflict may escalate and its resolution is unclear. The U.S. government and other governments have imposed severe sanctions against Russia and Russian interests and threatened additional sanctions and controls. Sanctions and export control laws and regulations are complex, frequently changing, and increasing in number, and they may impose additional legal compliance costs or create business risks associated with our operations.

The failure in cyber security systems, as well as the occurrence of events unanticipated in the Fund's disaster recovery systems and management continuity planning could impair its ability to conduct business effectively.

The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in the Fund's disaster recovery systems, or a support failure from external providers, could have an adverse effect on its ability to conduct business and on its results of operations and financial condition, particularly if those events affect its computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of the Fund's managers were unavailable in the event of a disaster, its ability to effectively conduct its business could be severely compromised.

Cybersecurity refers to the combination of technologies, processes, and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. We, our affiliates and our and their respective third-party service providers are subject to cybersecurity risks. Our business operations rely upon secure information technology systems for data processing, storage and reporting. We depend on the effectiveness of the information and cybersecurity policies, procedures and capabilities maintained by our affiliates and our and their respective third-party service providers to protect their computer and telecommunications systems and the data that reside on or are transmitted through them. Cybersecurity risks have significantly increased in recent years and, while we have not experienced any material losses relating to cyber-attacks or other information security breaches, we could suffer such losses in the future. Our, our affiliates and our and their respective third-party service providers' computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact, as well as cyber-attacks that do not have a security impact but may nonetheless cause harm, such as causing denial-of-service attacks (i.e., efforts to make network services unavailable to intended users) on websites, servers or other online systems. If one or more of such events occur, it potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our affiliates and our and their respective third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect our business, financial condition or results of operations.

Substantial costs may be incurred in order to prevent any cyber incidents in the future. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, we may be required to expend significant additional resources to modify our protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. There is no assurance that any efforts to mitigate cybersecurity risks undertaken by us, our affiliates, or our or their respective third-party service providers will be effective. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our business, liability to investors, regulatory intervention or reputational damage.

The Fund can be highly dependent on information systems and systems failures could significantly disrupt its business, which may, in turn, negatively affect the market price of its common stock and its ability to pay distributions.

The Fund's business is highly dependent on the Fund's and third parties' communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in the Fund's activities. The Fund's financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond the Fund's control and adversely affect the Fund's business. There could be:

- sudden electrical or telecommunications outages;

- natural disasters such as earthquakes, tornadoes and hurricanes;

- disease pandemics or other serious public health events, such as the global outbreak of COVID-19;

- events arising from local or larger scale political or social matters, including terrorist acts; and

- cyber-attacks.

These events, in turn, could have a material adverse effect on the Fund's operating results and negatively affect the market price of its common stock and its ability to pay distributions to its stockholders.

Risks Related to the Fund's Investments

The Fund's investments are very risky and highly speculative.

The Fund invests primarily in primary issue, directly sourced and privately-negotiated secured debt issued by North American-based middle market firms. The Fund will emphasize secured lending by focusing on first lien, stretch senior, unitranche and second lien loans, and will also consider mezzanine, structured preferred stock and non-control equity opportunities. Securities rated below investment grade are often referred to as "high yield" securities or "junk bonds," and are considered "high risk" or speculative in nature compared to debt instruments that are rated above investment grade.

Senior Secured Loans. There is a risk that the collateral securing the Fund's loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. In some circumstances, the Fund's liens on the collateral securing its loans could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company's financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that the Fund will receive principal and interest payments according to the loan's terms, or at all, or that the Fund will be able to collect on the loan should it be compelled to enforce its remedies.

Second Lien Secured Loans. In structuring the Fund's loans, it may subordinate its security interest in certain assets of a borrower to another lender, usually a bank. In these situations, all of the risks identified above in Senior Secured Loans would be true and additional risks inherent in holding a junior security position would also be present, including, but not limited to those outlined below in "*Second priority liens on collateral securing loans that the Fund makes to its portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and the Fund.*"

Equity Investments. When the Fund invests in secured loans, it may acquire equity securities and warrants. In addition, the Fund may invest directly in the equity securities of portfolio companies. The equity interests the Fund receives may not appreciate in value and may in fact decline in value. Accordingly, the Fund may not be able to realize gains from its equity interests, and any gains that the Fund does realize on the disposition of any equity interests may not be sufficient to offset any other losses it experiences.

In addition, investing in the Fund's portfolio companies involves a number of significant risks, including the following:

- these companies may have limited financial resources and may be unable to meet their obligations under their debt securities that the Fund holds. This failure to meet obligations may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment;

- they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions, market conditions, and general economic downturns;

- they are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the Fund's portfolio company and, in turn, on the Fund;

- they generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion, or maintain their competitive position. In addition, the Fund's executive officers, directors and the Adviser may, in the ordinary course of business, be named as defendants in litigation arising from its investments in the portfolio companies; and

- they may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding debt upon maturity.

In addition, investments in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter ("OTC") secondary market for institutional investors. These OTC secondary markets may be inactive during an economic downturn or a credit crisis. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. If there is no readily available market for these investments, the Fund is required to carry these investments at fair value as determined by the Board. As a result, if the Fund is required to liquidate all or a portion of its portfolio quickly, the Fund may realize significantly less than the value at which it had previously recorded these investments. The Fund may also face other restrictions on its ability to liquidate an investment in a portfolio company to the extent that the Fund, the Adviser or any of its affiliates have material nonpublic information regarding such portfolio company or where the sale would be an impermissible joint transaction. The reduced liquidity of the Fund's investments may make it difficult for the Fund to dispose of them at a favorable price, and, as a result, the Fund may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party credit ratings or audited consolidated financial statements. The Fund must therefore rely on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act of 2002 and other rules that govern public companies. If the Fund is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and it may lose money on its investments.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies and a greater vulnerability to economic downturns.

The Fund will invest primarily in privately held companies. Generally, little public information exists about these companies, and the Fund is required to rely on the ability of the Adviser's investment team to obtain adequate information to evaluate the potential returns from investing in these companies. If the Fund is unable to uncover all material information about these companies, the Fund may not make a fully informed investment decision, and it may lose money on its investments. Also, privately held companies frequently have less diverse product lines and smaller market presence than larger competitors. These factors could adversely affect the Fund's investment returns as compared to companies investing primarily in the securities of public companies.

The Fund's investment activities subject the Fund to third party litigation risks.

In addition to litigation relating to the bankruptcy process, the Fund's investment activities subject the Fund to the normal risks of becoming involved in litigation by third parties. This risk is somewhat greater where the Fund exercises control or significant influence over a portfolio company's direction. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would generally be borne by the Fund and would reduce net assets.

The Adviser and its affiliates, including the Fund's officers and some of the Fund's directors, may face conflicts of interest caused by compensation arrangements with the Fund and its affiliates, which could result in increased risk-taking by the Fund.

The Adviser and its affiliates will receive substantial fees from the Fund in return for their services, including certain incentive fees based on the amount of appreciation of the Fund's investments. These fees could influence the advice provided to the Fund. Generally, the more equity the Fund sells in offerings and the greater the risk assumed by the Fund with respect to its investments, the greater the potential for growth in the Fund's assets and profits (and, correlatively, the fees payable by the Fund to the Adviser). These compensation arrangements could affect the Adviser's or its affiliates' judgment with respect to offerings of equity and investments made by the Fund, which allow the Adviser to earn increased asset management fees.

The time and resources that individuals associated with the Adviser devote to the Fund may be diverted, and the Fund may face additional competition due to the fact that the Adviser is not prohibited from raising money for or managing other entities that make the same types of investments that the Fund targets.

The Adviser and its affiliates currently manage other investment entities and are not prohibited from raising money for and managing future investment entities that make the same types of investments as those the Fund targets. As a result, the time and resources that the Adviser devotes to the Fund may be diverted, and during times of intense activity in other programs it may devote less time and resources to the Fund's business than is necessary or appropriate. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities.

The Adviser will experience conflicts of interest in connection with the management of the Fund's business affairs.

The Adviser will experience conflicts of interest in connection with the management of the Fund's business affairs, including relating to the allocation of investment opportunities by the Adviser and its affiliates, compensation to the Adviser, services that may be provided by the Adviser and its affiliates to issuers in which the Fund invests, investments by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act, the formation of additional investment funds by the Adviser, strategic relationships by the Adviser with third parties, differing recommendations given by the Adviser to the Fund versus other clients, the Adviser's use of information gained from issuers in the Fund's portfolio for investments by other clients, subject to applicable law, and restrictions on the Adviser's use of "inside information" with respect to potential investments by the Fund.

Certain investment analyses and decisions by the Adviser may be required to be undertaken on an expedited basis.

Investment analyses and decisions by the Adviser may be required to be undertaken on an expedited basis to take advantage of investment opportunities. While the Fund generally will not seek to make an investment until the Adviser has conducted sufficient due diligence to make a determination as to the acceptability of the credit quality of the investment and the underlying issuer, in such cases, the information available to the Adviser at the time of making an investment decision may be limited. Therefore, no assurance can be given that the Adviser will have knowledge of all circumstances that may adversely affect an investment. In addition, the Adviser expects often to rely upon independent consultants in connection with its evaluation of proposed investments. No assurance can be given as to the accuracy or completeness of the information provided by such independent consultants and the Fund may incur liability as a result of such consultants' actions.

A redemption of convertible securities held by the Fund could have an adverse effect on its ability to achieve its investment objective.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund's ability to achieve its investment objective.

The Fund's portfolio companies may incur debt that ranks equally with, or senior to, its investments in such companies.

The Fund intends to invest primarily in first lien, stretch senior, unitranche and second lien loans issued by private companies. The Fund's portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or in some cases senior to, the debt in which the Fund invests. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which the Fund is entitled to receive payments with respect to the debt instruments in which it invests. Also, in the event of insolvency, liquidation, dissolution, reorganization, or bankruptcy of a portfolio company, holders of debt instruments ranking senior to the Fund's investment in that portfolio company would typically be entitled to receive payment in full before the Fund receives any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to the Fund. In the case of debt ranking equally with debt instruments in which the Fund invests, the Fund would have to share on an equal or pro rata basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization, or bankruptcy of the relevant portfolio company.

If the Fund cannot obtain debt financing or equity capital on acceptable terms, its ability to acquire investments and to expand its operations will be adversely affected.

Any working capital reserves the Fund maintains may not be sufficient for investment purposes, and the Fund may require additional debt financing or equity capital to operate. Pursuant to tax rules that apply to the Fund, the Fund is required to distribute at least 90% of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to its stockholders to maintain its RIC status. Accordingly, in the event that the Fund needs additional capital in the future for investments or for any other reason it may need to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. These sources of funding may not be available to the Fund due to unfavorable economic conditions, which could increase the Fund's funding costs, limit its access to the capital markets or result in a decision by lenders not to extend credit to the Fund. Consequently, if the Fund cannot obtain further debt or equity financing on acceptable terms, its ability to acquire additional investments and to expand its operations will be adversely affected. As a result, the Fund would be less able to achieve portfolio diversification and its investment objective, which may negatively impact its results of operations and reduce its ability to make distributions to its stockholders.

The Fund may invest in mezzanine securities. To the extent the Fund invests in mezzanine securities, they and other investments are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured.

Mezzanine debt is typically junior to the obligations of a company to senior creditors, trade creditors and employees. The Fund's investments and mezzanine securities (if any) are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the securities and other investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the portfolio company's assets, some or all of such terms may not be part of particular investments. Default rates for mezzanine debt securities have historically been higher than for investment grade securities. Mezzanine securities and other investments generally are subject to various risks including, without limitation: (i) a subsequent characterization of an investment as a "fraudulent conveyance"; (ii) the recovery as a "preference" of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors;

(iv) so-called "lender liability" claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to collateral securing the obligations. Mezzanine debt investments may also be subject to early redemption features, refinancing options, prepayment options or similar provisions which, in each case, could result in the issuer repaying the principal on an obligation earlier than expected. In addition, mezzanine debt investments may include enhanced information rights or other involvement with a company's board of directors that could result in limiting the Fund's ability to liquidate positions in the company.

The Fund may invest in debt securities and instruments that are rated below investment grade by recognized rating agencies or will be unrated and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer's failure to make timely interest and principal payments.

The Fund may invest in debt securities and instruments that are rated below investment grade by recognized rating agencies or will be unrated and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer's failure to make timely interest and principal payments. Such securities and instruments are generally not exchange-traded and, as a result, trade in the OTC marketplace, which is less transparent than the exchange-traded marketplace. In addition, the Fund may invest in bonds of issuers that do not have publicly traded equity securities, making it more difficult to hedge the risks associated with such investments. The Fund's investments in below investment grade instruments exposes the Fund to a substantial degree of credit risk and interest rate risk. The market for high yield securities has recently experienced periods of significant volatility and reduced liquidity. The market values of certain of these lower-rated and unrated debt investments may reflect individual corporate developments to a greater extent and tend to be more sensitive to economic conditions than those of higher-rated investments, which react primarily to fluctuations in the general level of interest rates. Companies that issue such securities are often highly leveraged and may not have available to them more traditional methods of financing. General economic recession or a major decline in the demand for products and services in which the borrower operates would likely have a materially adverse impact on the value of such securities and the ability of the issuers of such securities to repay principal and interest thereon, thereby increasing the incidence of default of such securities. In addition, adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these high yield debt investments.

Certain of the Fund's investments are exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions.

Certain of the Fund's investments are exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. If there is a default by the counterparty to such a transaction, the Fund will, under most normal circumstances, have contractual remedies pursuant to the agreements related to the transaction. However, exercising such contractual rights may involve delays or costs which could result in losses to the Fund. The Fund may be subject to the risk of loss of its assets on deposit or being settled or cleared with a broker in the event of the broker's bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty's customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the net asset value of the Fund's funds. Certain counterparties may have general custody of, or title to, the Fund's assets. The failure of any such counterparty may result in adverse consequences to the net asset value of the Fund.

In addition, the Fund may from time to time use counterparties located in jurisdictions outside the U.S. Such counterparties usually are subject to laws and regulations in non-U.S. jurisdictions that are designed to protect customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund's assets may be subject to substantial limitations and uncertainties. Because of the range of possible factual scenarios involving the insolvency of a counterparty and the potential number of entities and jurisdictions that may be involved, it is impossible to generalize about the effect of such an insolvency on the Fund and the Fund's assets. Investors should assume that the insolvency of any such counterparty would result in significant delays in recovering the Fund's financial instruments from or the payment of claims therefor by such counterparty and a loss to the Fund, which could be material.

The Fund's investments may be structured through the use of OTC options and swaps or other indirect investment transactions. Such transactions may be entered into with a small number of counterparties resulting in a concentration of counterparty risk. The exercise of counterparty rights under such arrangements, including forced sales of securities, may have a significant adverse impact on the Fund and its net asset value.

Certain of the Fund's investments may be adversely affected by laws relating to fraudulent conveyance or voidable preferences.

Certain of the Fund's investments could be subject to federal bankruptcy law and state fraudulent transfer laws, which vary from state to state, if the debt obligations relating to such investments were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such debt obligations. If the debt is used for a buyout of stockholders, this risk is greater than if the debt proceeds are used for day-to-day operations or organic growth. If a court were to find that the issuance of the debt obligations was a fraudulent transfer or conveyance, the court could void or otherwise refuse to recognize the payment obligations under the debt obligations or the collateral supporting such obligations, further subordinate the debt obligations or the liens supporting such obligations to other existing and future indebtedness of the issuer or require the Fund to repay any amounts received by the Fund with respect to the debt obligations or collateral. In the event of a finding that a fraudulent transfer or conveyance occurred, the Fund may not receive any repayment on the debt obligations.

Under certain circumstances, payments to the Fund and distributions by the Fund to its stockholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, investments in restructurings may be adversely affected by statutes relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the court's discretionary power to disallow, subordinate or disenfranchise particular claims or recharacterize investments made in the form of debt as equity contributions.

There may be circumstances in which the Fund's debt investments could be subordinated to claims of other creditors or the Fund could be subject to lender liability claims.

Even though the Fund expects to structure most of its investments as secured loans, if one of its portfolio companies were to go bankrupt, depending on the facts and circumstances, and based upon principles of equitable subordination as defined by existing case law, a bankruptcy court could subordinate all or a portion of its claim to that of other creditors and transfer any lien securing such subordinated claim to the bankruptcy estate. The principles of equitable subordination defined by case law have generally indicated that a claim may be subordinated only if its holder is guilty of misconduct or where the senior loan is re-characterized as an equity investment and the senior lender has actually provided significant managerial assistance to the bankrupt debtor. The Fund may also be subject to lender liability claims for actions taken by the Fund with respect to a borrower's business or instances where the Fund exercises control over the borrower. It is possible that the Fund could become subject to a lender's liability claim, including as a result of actions taken in rendering significant managerial assistance or actions to compel and collect payments from the borrower outside the ordinary course of business.

Second priority liens on collateral securing loans that the Fund makes to its portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and the Fund.

Certain loans that the Fund intends to make are secured by a second priority security interest in the same collateral pledged by a portfolio company to secure senior debt owed by the portfolio company to commercial banks or other traditional lenders. Often the senior lender has procured covenants from the portfolio company prohibiting the incurrence of additional secured debt without the senior lender's consent. Prior to and as a condition of permitting the portfolio company to borrow money from the Fund secured by the same collateral pledged to the senior lender, the senior lender will require assurances that it will control the disposition of any collateral in the event of bankruptcy or other default. In many such cases, the senior lender will require the Fund to enter into an intercreditor agreement prior to permitting the portfolio company to borrow from the Fund. Typically the intercreditor agreements the Fund will be requested to execute will expressly subordinate the Fund's debt instruments to those held by the senior lender and further provide that the senior lender shall control: (1) the commencement of foreclosure or other proceedings to liquidate and collect on the collateral; (2) the nature, timing, and conduct of foreclosure or other collection proceedings; (3) the amendment of any collateral document; (4) the release of the security interests in respect of any collateral; and (5) the waiver of defaults under any security agreement. Because of the control the Fund may cede to senior lenders under intercreditor agreements it may enter into, the Fund may be unable to realize the proceeds of any collateral securing some of its loans.

Economic recessions or downturns could impair the Fund's portfolio companies and harm its operating results.

Certain of the Fund's portfolio companies may be susceptible to economic downturns or recessions and may be unable to repay the Fund's loans during these periods. Therefore, during these periods the Fund's non-performing assets may increase and the value of its portfolio may decrease if it is required to write down the values of its investments. Adverse economic conditions also may decrease the value of collateral securing some of the Fund's loans and the value of its equity investments.

The Fund principally invests in floating-rate assets and incurs indebtedness on a floating-rate basis as well, and intends to incur indebtedness, when possible, on the same floating base rate applicable to the assets in which the Fund invests, which is currently the Secured Overnight Borrowing Rate ("SOFR") or another alternate benchmark rate subject to certain conditions. Because the base rate of the Fund's assets and indebtedness are expected to be same and will therefore fluctuate on largely the same basis, the increased cost of the Fund's indebtedness (resulting from rising interest rates in the event of a recession or downturn) would be expected to be accompanied by increased revenues resulting from the same rising interest rates on its floating rate assets. Nonetheless, economic slowdowns or recessions could lead to financial losses in the Fund's portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase the Fund's funding costs, limit the Fund's access to the capital markets or result in a decision by lenders not to extend credit to the Fund. These events could prevent the Fund from increasing investments and harm its operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by the Fund or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its assets representing collateral for its obligations, which could trigger cross defaults under other agreements and jeopardize the portfolio company's ability to meet its obligations under the debt investments that the Fund holds and the value of any equity securities the Fund owns. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. Any extension or restructuring of the Fund's loans could adversely affect its cash flow. In addition, if one of the Fund's portfolio companies were to go bankrupt, even though the Fund may have structured its interest as senior debt, depending on the facts and circumstances, including the extent to which the Fund actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize the Fund's debt holding and subordinate all or a portion of the Fund's claim to those other creditors.

The discontinuation and replacement of the London Interbank Offered Rate ("LIBOR") may adversely affect the value of debt securities in the Fund's portfolio or the cost of its borrowings.

Following their publication on June 30, 2023, no settings of the London Interbank Offered Rate ("LIBOR") continue to be published on a representative basis and publication of many non-U.S. dollar LIBOR settings has been entirely discontinued. On July 29, 2021, the U.S. Federal Reserve System, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, formally recommended replacing U.S. dollar LIBOR with the Secured Overnight Financing Rate ("SOFR"), a new index calculated by short-term repurchase agreements backed by Treasury securities. In April 2018, the Bank of England began publishing its proposed alternative rate, the Sterling Overnight Index Average ("SONIA"). Each of SOFR and SONIA significantly differs from LIBOR, both in the actual rate and how it is calculated. Further, on March 15, 2022, the Consolidation Appropriations Act of 2022, which included the Adjustable Interest Rate (LIBOR) Act ("LIBOR Act"), was signed into law in the United States. This legislation establishes a uniform benchmark replacement process for certain financial contracts that mature after June 30, 2023 that do not contain clearly defined or practicable LIBOR fallback provisions. The legislation also creates a safe harbor that shields lenders from litigation if they choose to utilize a replacement rate recommended by the Board of Governors of the Federal Reserve.

In addition, the U.K Financial Conduct Authority ("FCA"), which regulates the publisher of LIBOR (ICE Benchmark Administration), has announced that it will require the continued publication of the one-, three- and six-month tenors of U.S. law-governed contracts and U.S. law-governed contracts not covered by the federal legislation remaining on synthetic U.S.-dollar LIBOR until the end of this period. Although the transition process away from LIBOR has become increasingly well-defined (e.g. the LIBOR Act now provides a uniform benchmark replacement for certain LIBOR-based instruments in the United States), the transition process is complex, and it could cause a disruption in the credit markets generally and could have adverse impacts on the Fund's business, financial condition and results of operations, including, among other things, increased volatility or illiquidity in markets for instruments that continue to rely on LIBOR or which have been transitioned away from LIBOR to a different rate like SOFR and, in any case could result in a reduction in the value of certain of the Fund's investments.

The Fund and its portfolio companies may maintain cash balances at financial institutions that exceed federally insured limits and may otherwise be materially affected by adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties.

The Fund's cash is held in accounts at U.S. banking institutions. Cash held by the Fund and by its portfolio companies in non-interest-bearing and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. If such banking institutions were to fail, the Fund or its portfolio companies could lose all or a portion of those amounts held in excess of such insurance limitations. In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds of other similar risks, have in the past and may in the future lead to market-wide liquidity problems which could adversely affect the Fund and its portfolio companies' business, financial condition, results of operations, or prospects.

Although the Fund assesses its portfolio companies' banking relationships as necessary or appropriate, the Fund and its portfolio companies' access to funding sources and other credit arrangements in amounts adequate to finance or capitalize the Fund's or its portfolio companies' respective current and projected future business operations could be significantly impaired by factors that affect the Fund or its portfolio companies, the financial institutions with which the Fund or its portfolio companies have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry of financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which the Fund or its portfolio companies have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

In addition, investor concerns regarding the U.S. or international financial systems could results in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for the Fund or its portfolio companies to acquire financing on acceptable terms or at all.

The lack of liquidity in the Fund's investments may adversely affect its business.

The Fund typically will invest in companies whose securities are not publicly traded, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities because there is no established trading market for the Fund's investments. The Fund's investments will usually be subject to contractual or legal restrictions on resale or are otherwise illiquid. The illiquidity of these investments may make it difficult for the Fund to sell these investments when desired or to dispose of them at a favorable price. In addition, if the Fund is required to liquidate all or a portion of its portfolio quickly, the Fund may realize significantly less than the value at which it had previously recorded these investments. As a result, the Fund does not expect to achieve liquidity in its investments in the near-term.

The net asset value of the Fund's common stock may fluctuate significantly.

The net asset value and liquidity of the market for Shares may be significantly affected by numerous factors, some of which are beyond the Fund's control and may not be directly related to its operating performance. These factors include:

- changes in the value of the Fund's portfolio of investments and derivative instruments as a result of changes in market factors, such as interest rate shifts, and also portfolio specific performance, such as portfolio company defaults, among other reasons;

- changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

- loss of RIC or business development company status;

- distributions that exceed the Fund's net investment income and net income as reported according to GAAP;

- changes in earnings or variations in operating results;

- changes in accounting guidelines governing valuation of the Fund's investments;

- any shortfall in revenue or net income or any increase in losses from levels expected by investors;

- departure of the Adviser or certain of its key personnel;

- general economic trends and other external factors; and

- loss of a major funding source.

The Fund's right to make Capital Calls may be pledged as collateral under the Revolving Credit Facilities or any other future borrowing facility.

The Revolving Credit Facilities, and any future borrowing facility, may be backed by all or a portion of the Fund's loans and securities on which the lenders may have a security interest. The Fund may pledge up to 100% of its assets and may grant a security interest in all of its assets under the terms of any debt instrument it enters into with lenders. The Fund expects that any security interests the Fund grants will be set forth in a pledge and security agreement and evidenced by the filing of consolidated financing statements by the agent for the lenders. In addition, the Fund expects that the custodian for its securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If the Fund was to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of its assets securing such debt, which would have a material adverse effect on its business, financial condition, results of operations and cash flows.

In addition, any security interests as well as negative covenants a credit facility or any other borrowing facility may provide may limit the Fund's ability to create liens on assets to secure additional debt and may make it difficult for the Fund to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if the Fund's borrowing base under a credit facility or any other borrowing facility were to decrease, the Fund would be required to secure additional assets in an amount equal to any borrowing base deficiency. In the event that all of the Fund's assets are secured at the time of such a borrowing base deficiency, the Fund could be required to repay advances under the relevant credit facility or any other borrowing facility or make deposits to a collection account, either of which could have a material adverse impact on its ability to fund future investments and to pay distributions.

In addition, the Fund expects that under a credit facility it will be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility or any other borrowing facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on the Fund's business and financial condition. This could reduce the Fund's revenues and, by delaying any cash payment allowed to the Fund under the relevant credit facility or any other borrowing facility until the lenders have been paid in full, reduce the Fund's liquidity and cash flow and impair its ability to grow its business and maintain its ability to be subject to tax as a RIC.

The Fund has not yet identified all of the portfolio companies it will invest in using the proceeds of the Private Offering.

The Fund has not yet identified all of the potential investments for its portfolio that it will acquire with the proceeds of the Private Offering. As a result, you will be unable to evaluate any future portfolio company investments prior to purchasing the Fund's Shares. Additionally, the Adviser will select the Fund's investments subsequent to the Initial Closing and Subsequent Closings, and its stockholders will have no input with respect to such investment decisions. These factors increase the uncertainty, and thus the risk, of investing in the Fund's common stock.

The Fund's failure to make follow-on investments in its portfolio companies could impair the value of its portfolio.

Following an initial investment in a portfolio company, the Fund may make additional investments in that portfolio company as "follow-on" investments, in order to: (1) increase or maintain in whole or in part the Fund's equity ownership percentage; (2) exercise warrants, options, or convertible securities that were acquired in the original or a subsequent financing; or (3) attempt to preserve or enhance the value of the Fund's investment. However, the Fund may elect not to make follow-on investments or lack sufficient funds to make those investments. The Fund will have the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and the Fund's initial investment or may result in a missed opportunity for the Fund to increase its participation in a successful operation. Even if the Fund has sufficient capital to make a desired follow-on investment, it may elect not to make a follow-on investment because, among other reasons, it does not want to increase its concentration of risk, it prefers other opportunities, it is subject to BDC requirements that would prevent such follow-on investments, or the follow-on investment would affect its qualification as a RIC.

The Fund's portfolio will lack diversification among portfolio companies, which will subject it to a risk of significant loss if one or more of these companies default on their obligations under any of their debt instruments.

The Fund's portfolio may hold a limited number of portfolio companies. Beyond the asset diversification requirements associated with the Fund's qualification as a RIC, the Fund will not have fixed guidelines for diversification, and the Fund's investments may be concentrated in relatively few companies. As the Fund's portfolio is less diversified than the portfolios of some larger funds, the Fund is more susceptible to failure if a single loan fails. Similarly, the aggregate returns the Fund realizes may be significantly adversely affected if a small number of investments perform poorly or if the Fund needs to write down the value of any one investment.

The Fund's portfolio may be concentrated in a limited number of industries, which will subject the Fund to a risk of significant loss if there is a downturn in a particular industry in which a number of its investments are concentrated.

The Fund's portfolio may be concentrated in a limited number of industries. The Fund expects to invest primarily in companies focused in alarm monitoring; communications and IT infrastructure; energy; enterprise software (including software-as-a-service); equipment finance; financial technology/transaction processing; franchisors, franchisees, and restaurants; healthcare and healthcare IT; non-discretionary consumer (including certain multi-site retailers); pharmaceutical; specialized, value-added manufacturing; specialty finance; technology-enabled services; transportation and logistics; consumer non-cyclical; business services; and education. A downturn in any particular industry in which the Fund is invested could significantly impact the aggregate returns it realizes.

The Fund securitizes certain of its investments, which may subject the Fund to certain structured financing risks.

The Fund securitizes certain of its investments while retaining all or most of the exposure to the performance of these investments. This involves contributing a pool of assets to a special purpose entity, and selling debt interests in that entity on a non-recourse or limited-recourse basis to purchasers.

The Fund depends on distributions from its securitization vehicles to make distributions to its stockholders. The ability of a securitization vehicle to make distributions is subject to various limitations, including the terms and covenants of the debt it issues. For example, tests (based on interest coverage or other financial ratios or other criteria) restrict the Fund's ability, as holder of a securitization vehicle equity interest, to receive cash flow from these investments. The Fund cannot assure you that any such performance tests will be satisfied. Also, a securitization vehicle may take actions that delay distributions to preserve ratings and to keep the cost of present and future financings lower or the financing vehicle may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of its debt. As a result, there may be a lag, which could be significant, between the repayment or other realization on a loan or other assets in, and the distribution of cash out of, a securitization vehicle, or cash flow may be completely restricted for the life of the securitization vehicle.

In addition, a decline in the credit quality of loans in a securitization vehicle due to poor operating results of the relevant borrower, declines in the value of loan collateral or increases in defaults, among other things, may force the sale of certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to the Fund for distribution to its stockholders. To the extent that any losses are incurred by the financing vehicle in respect of any collateral, these losses are borne first by the Fund as owners of its equity interests. Any equity interests that the Fund retains in a securitization vehicle are not secured by its assets and the Fund ranks behind all of its creditors.

Nonetheless, the Fund's securitization vehicles are also consolidated in its consolidated financial statements and consequently affect its asset coverage ratio, which may limit its ability to incur additional leverage. See "*Business — Regulation as a Business Development Company.*"

Because the Fund generally will not hold controlling equity interests in its portfolio companies, the Fund may not be in a position to exercise control over its portfolio companies or to prevent decisions by management of its portfolio companies that could decrease the value of its investments.

Although the Fund may do so in the future, it does not expect to hold controlling equity positions in its portfolio companies. As a result, the Fund is subject to the risk that a portfolio company may make business decisions with which the Fund disagrees, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to the Fund's interests. Due to the lack of liquidity of the debt and equity investments that the Fund will typically hold in its portfolio companies, the Fund may not be able to dispose of its investments in the event it disagrees with the actions of a portfolio company and may therefore suffer a decrease in the value of its investments.

Changes to United States tariff and import/export regulations may have a negative effect on the Fund's portfolio companies and, in turn, harm the Fund.

There has been ongoing discussion and commentary regarding potential significant changes to United States trade policies, treaties and tariffs. The current administration, along with Congress, has created significant uncertainty about the future relationship between the United States and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these factors could depress economic activity and restrict the Fund's portfolio companies' access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact the Fund.

Defaults by the Fund's portfolio companies will harm its operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by the Fund or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company's ability to meet its obligations under the debt or equity securities that the Fund holds. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms—which may include the waiver of certain financial covenants—with a defaulting portfolio company. These expenses could materially and adversely affect the Fund's operating results and cash flow.

Any unrealized losses the Fund experiences on its loan portfolio may be an indication of future realized losses, which could reduce its income available for distribution.

As a BDC, the Fund will be required to carry its investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by the Board. Decreases in the market values or fair values of the Fund's investments will be recorded as unrealized depreciation. Any unrealized losses in the Fund's loan portfolio could be an indication of a portfolio company's inability to meet its repayment obligations to the Fund with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of the Fund's income available for distribution in future periods.

The Fund may pay distributions from offering proceeds, borrowings or the sale of assets to the extent its cash flows from operations, net investment income or earnings are not sufficient to fund declared distributions.

The Fund may fund distributions from the uninvested proceeds of an offering and borrowings, and the Fund has not established limits on the amount of funds it may use from such proceeds or borrowings to make any such distributions. The Fund has paid and may continue to pay distributions from the sale of assets to the extent distributions exceed its earnings or cash flows from operations. Distributions from offering proceeds or from borrowings could reduce the amount of capital the Fund ultimately invests in its investment portfolio.

Prepayments of the Fund's debt investments by its portfolio companies could adversely impact its results of operations and reduce its return on equity.

The Fund will be subject to the risk that the investments the Fund makes in its portfolio companies may be repaid prior to maturity. When this occurs, the Fund may reinvest these proceeds in temporary investments, pending future investment in new portfolio companies, so that 70% of the Fund's assets are qualifying assets. These temporary investments will typically have substantially lower yields than the debt being prepaid and the Fund could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, the Fund's results of operations could be materially adversely affected if one or more of the Fund's portfolio companies elect to prepay amounts owed to the Fund. Additionally, prepayments could negatively impact the Fund's return on equity.

The Fund's investments in leveraged portfolio companies may be risky, and you could lose all or part of your investment.

Investment in leveraged companies involves a number of significant risks. Leveraged companies in which the Fund invests may have limited financial resources and may be unable to meet their obligations under their loans and debt securities that the Fund holds. Such developments may be accompanied by deterioration in the value of any collateral and a reduction in the likelihood of the Fund's realizing any guarantees that it may have obtained in connection with its investment. Smaller leveraged companies also may have less predictable operating results and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position.

The Fund may not realize gains from its equity investments.

Certain investments that the Fund may make include equity securities. Investments in equity securities involve a number of significant risks, including the risk of further dilution as a result of additional issuances, inability to access additional capital and failure to pay current distributions. In particular, investments in preferred securities involve special risks, such as the risk of deferred distributions, credit risk, illiquidity and limited voting rights. In addition, the Fund may from time to time make non-control, equity investments in portfolio companies. The Fund's goal is ultimately to realize gains upon its disposition of such equity interests. However, the equity interests the Fund receives may not appreciate in value and, in fact, may decline in value. Accordingly, the Fund may not be able to realize gains from its equity interests, and any gains that the Fund does realize on the disposition of any equity interests may not be sufficient to offset any other losses the Fund experiences. The Fund also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow the Fund to sell the underlying equity interests. The Fund will sometimes seek puts or similar rights to give the Fund the right to sell its equity securities back to the portfolio company issuer. The Fund may be unable to exercise these put rights for the consideration provided in its investment documents if the issuer is in financial distress.

The Fund may expose itself to risks if it engages in hedging transactions.

The Fund does not expect to engage in hedging transactions, but if it does, it may expose itself to risks associated with such transactions. The Fund may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of its portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of the Fund's portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions increase. It may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that the Fund is not able to enter into a hedging transaction at an acceptable price. Moreover, for a variety of reasons, the Fund may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent the Fund from achieving the intended hedge and expose the Fund to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

The Fund is subject to risks related to corporate social responsibility.

The Fund's business faces increasing public scrutiny related to environmental, social and governance ("ESG") activities. The Fund risks damage to its brand and reputation if it fails to act responsibly in a number of areas, such as environmental stewardship, corporate governance and transparency and considering ESG factors in its investment processes. Adverse incidents with respect to ESG activities could impact the value of the Fund's brand, the cost of its operations and its relationships with investors, all of which could adversely affect the Fund's business and results of operations. Additionally, new regulatory initiatives related to ESG could adversely affect the Fund's business, its portfolio companies and the value of your investment in the Fund.

General Risks

Stockholders may be subject to filing requirements under the Exchange Act as a result of an investment in the Fund.

Because the Fund's Shares will be registered under the Exchange Act, ownership information for any person who beneficially owns 5% or more of its Shares will have to be disclosed in a Schedule 13D or other filings with the SEC. Beneficial ownership for these purposes is determined in accordance with the rules of the SEC, and includes having voting or investment power over the securities. In some circumstances, stockholders who choose to reinvest their dividends may see their percentage stake in the Fund increased to more than 5%, thus triggering this filing requirement. Although the Fund will provide in its quarterly statements the amount of outstanding Shares and the amount of the stockholder's Shares, the responsibility for determining the filing obligation and preparing the filing remains with the stockholder. In addition, owners of 10% or more of the Fund's Shares are subject to reporting obligations under Section 16(a) of the Exchange Act.

Stockholders may be subject to the short-swing profits rules under the Exchange Act as a result of an investment in the Fund.

Persons with the right to appoint a director or who hold more than 10% of a class of the Shares may be subject to Section 16(b) of the Exchange Act, which recaptures for the benefit of the issuer profits from the purchase and sale of registered stock within a six-month period.

Item 1B.   Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Cyber Risk Management and Strategy

We have processes in place to assess, identify, and manage material risks from cybersecurity threats. Our business is dependent on the communications and information systems of the Adviser, AB and other third-party service providers. The Adviser manages our day-to-day operations and has implemented AB's Information Security Program ("ISP") that applies to the Fund and its operations.

We rely on the digital technology of AB and the Adviser to conduct our business operations and engage with our clients and business partners. The technology that AB, the Adviser, clients, and business partners rely upon becomes more complex over time as do threats to our business operations from cyber intrusions, denial of service attacks, manipulation and other cyber misconduct. Information Security is an ongoing process of exercising due care that is designed to protect corporate, client and employee information and systems from unauthorized access, destruction, disclosure, disruption and modification of use.

Through a combination of security, risk and compliance resources, AB implements information security through a dedicated ISP that is intended to identify, assess and manage material risks from cybersecurity threats applicable to the Fund, and which includes a focus on safeguarding information and assets from cyber threats, engaging in cyber threat monitoring and responding to actual or potential cyber incidents. Our ISP is led by AB's Chief Information Security Officer ("CISO") who actively partners with AB's Chief Compliance Officer and Chief Risk Officer and, in turn, the Fund's Adviser, Board and Chief Compliance Officer. Ultimately, we rely on AB's full enterprise risk framework, which includes the ISP, information technology, business continuity, resiliency and cybersecurity risk, in combination with a broader risk management team, including AB's Chief Security Officer.

AB's CISO, with assistance from internal and external resources, is responsible for implementing and providing oversight of the ISP that applies to the Fund. The ISP employs a defense-in-depth strategy: an information assurance concept in which multiple layers of security controls are distributed throughout an operating environment. The concept manages risk with diverse defensive strategies, so that if one layer of defense fails, another layer of defense will attempt to compensate. The ISP features cybersecurity policies, standards and guidelines, committee governance, training, access controls and data controls.

The ISP, together with related risk and compliance resources, is designed to proactively manage the risk of threat from cybersecurity incidents through (i) implementing protocols to take cybersecurity considerations into account in adopting and onboarding our technology resources, (ii) monitoring IT controls to better ensure compliance with cybersecurity and other related legal and regulatory requirements, (iii) assessing adherence by critical and material third parties we partner with to ensure that the appropriate risk management standards are met, (iv) ensuring essential business functions remain available during a business disruption, and (v) regularly developing and updating response plans to address potential IT or cyber incidents should they occur. AB's security, risk and compliance resources are designed to prioritize IT and cybersecurity risk areas, identify solutions that minimize such risks, pursue optimal outcomes and maintain compliance standards. We also rely on AB's ISP to maintain an operation security function that has a real time response capability that triages potential incidents and triggers impact mitigation protocols.

Additionally, we rely on AB and the Adviser to utilize third parties to conduct periodic cybersecurity assessments, including assessments impacting the Fund, and AB's internal audit function includes certain cyber risk audits as part of any overall risk audit. We rely on AB to review the recommendations and findings from those assessments and audits and implement corrective and other measures as appropriate and as may be relevant to the Fund. AB's cybersecurity processes rely predominantly on internal resources, but also include important third party resources for certain matters, including the aforementioned assessments as well as our continuous cybersecurity threat monitoring and initial incident reporting system.

As part of the ISP that is applicable to the Fund, AB also performs cyber risk assessments on the Fund's critical and material third party vendors during onboarding and periodically thereafter.

During the reporting period, we have not had a cybersecurity incident that has materially affected, or was reasonably likely to materially affect, the Fund, including our business strategy, results of operations or financial condition. There are risks from cybersecurity threats that if they were to occur could materially affect our business strategy, results of operations or financial condition, including as discussed in "Item 1A Risk factors – The failure in cyber security systems, as well as the occurrence of events unanticipated in the Fund's disaster recovery systems and management continuity planning could impair its ability to conduct business effectively," although we do not currently believe that such a result is reasonably likely.

Cyber Risk Governance

The Board provides strategic oversight over the Fund generally and has delegated oversight on cybersecurity matters to the Fund's Audit Committee, including oversight of risks associated with cybersecurity threats. AB's CISO, the Adviser's Chief Compliance Officer and the Fund's Chief Compliance Officer periodically report to the Audit Committee, which in turn reports to the Board on the status of AB's ISP, cybersecurity risks, risk management policies and risk assessment initiatives. Such reports particularly emphasize any material risks concerning the Fund.

The Chief Compliance Officer of the Fund oversees the Fund's risk management function generally and relies on the Adviser's Chief Compliance Officer to assist with assessing and managing material risks from cybersecurity threats. The Adviser's Chief Compliance Officer has 12 years of experience in the financial services industry, and during such time has acquired relevant experience overseeing and actively managing cybersecurity and information security programs for financial services companies with complex information systems. The Fund's Chief Compliance Officer has been responsible for the general oversight function as Chief Compliance Officer to the Fund for 3 years and has worked in the financial services industry for 18 years, during which the Fund's Chief Compliance Officer has gained expertise in assessing and managing risk applicable to the Fund.

Management is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents impacting the Fund, including through the receipt of notifications from service providers and reliance on communications with ISP personnel of the Adviser and AB.

Item 2.   Properties

The Fund maintains its principal executive office at 1345 Avenue of the Americas, New York, NY 10105. The Fund does not own any real estate.

Item 3.   Legal Proceedings

The Fund is not currently subject to any material legal proceedings, nor, to the Fund's knowledge, is any material legal proceeding threatened against the Fund. From time to time, the Fund may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Fund's rights under contracts with its portfolio companies. The Fund's business is also subject to extensive regulation, which may result in regulatory proceedings against the Fund. While the outcome of these legal proceedings cannot be predicted with certainty, the Fund does not expect that these proceedings will have a material effect upon its financial condition or results of operations.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Shares will be offered and sold in transactions exempt from registration by Section 4(a)(2) under the Securities Act and Regulation D promulgated under the Securities Act. There will be no public offering of the Fund's Shares. There is no established public trading market for Shares currently, nor can the Fund give any assurance that one will develop. The Shares are offered only to prospective investors that are "accredited investors," as defined in Regulation D.

Stockholders

The Fund has entered into separate Subscription Agreements with a number of investors for the private placement of Shares. Investors will be required to make Capital Contributions to purchase Shares each time the Fund delivers a drawdown notice, which will be delivered at least 10 business days prior to the required funding date, in an aggregate amount not to exceed their respective Capital Commitments, provided that investors may fund such requirements sooner than the deadline as agreed between the Fund and the investor. All purchases will generally be made pro rata in accordance with the investors' Capital Commitments, at a per-share price equal to the net asset value per share in accordance with the limitations under Section 23 of the 1940 Act, subject to any adjustments. The Board may set the per-share price above the net asset value per share based on a variety of factors, including without limitation the total amount of the Fund's organizational and other expenses. Upon the three-year anniversary of the Initial Closing, investors will be released from any further obligation to purchase additional Shares, subject to certain exceptions. Subject to certain potential exceptions, no Investor who participated in the Private Offering will be permitted to sell, assign, transfer or otherwise dispose of its Shares or Capital Commitment unless the Fund provides its prior consent and the transfer is otherwise made in accordance with applicable law.

The Initial Closing was September 29, 2017. Additional closings of the Private Offering may occur from time to time as determined by the Fund.

At December 31, 2023, the Fund had received Capital Commitments totaling $648,591,916.

Holders

As of March 29, 2024, there were holders of record of the Shares.

Distribution Policy

To the extent that the Fund has funds available, it intends to make quarterly distributions of current income to its stockholders. The Fund's stockholder distributions, if any, will be determined by the Board. Any distribution to the Fund's stockholders will be declared out of assets legally available for distribution. The Fund anticipates that distributions will be paid from income primarily generated by interest and dividend income earned on investments the Fund makes subsequent to the Initial Closing. The Fund will not be able to determine whether any specific distribution will be treated as made out of its taxable earnings or as a return of capital until after the end of its taxable year. The amount treated as a tax-free return of capital will reduce a stockholder's adjusted basis in his or her common stock, thereby increasing his or her potential gain or reducing his or her potential loss on the subsequent sale or other disposition of his or her common stock. At no time will such quarterly distributions of current income be added to a stockholder's outstanding but undrawn Capital Commitments.

57

From time to time the Board, in its sole discretion, also may determine to issue special distributions returning all or a portion of stockholders' previous Capital Contributions (each, a "Return of Capital"). The amount of any Return of Capital received by a stockholder will be added to such stockholder's outstanding but undrawn Capital Commitments. Accordingly, the Fund may deliver a capital call notice which includes the amount of a stockholder's Return of Capital. If the Fund receives exemptive relief allowing the Fund to create a Liquidating Share Class, eligible stockholders may have the right as part of the process for electing (or declining) to exchange Shares for Liquidation Shares, to cancel, in whole or in part, any outstanding but undrawn Capital Commitments, including any undrawn amounts resulting from the receipt of a Return of Capital.

The Fund has elected to be treated as a RIC under Subchapter M of the Code. To maintain RIC tax treatment, the Fund must distribute at least 90% of its net ordinary income and net realized short-term capital gains in excess of its net realized long-term capital losses, if any, to its stockholders. In order to avoid certain excise taxes imposed on RICs, the Fund currently intends to distribute during each calendar year an amount at least equal to the sum of: (a) 98% of its ordinary income (not taking into account any capital gains or losses) for such calendar year; (b) 98.2% of the amount by which its capital gains exceed its capital losses (adjusted for certain ordinary losses) for a one-year period ending on October 31 of the calendar year; and (c) certain undistributed amounts from previous years on which it paid no U.S. federal income tax.

The Fund currently intends to distribute net long-term capital gains if any, at least annually out of the assets legally available for such distributions. However, the Fund may in the future decide to retain some or all of its long-term capital gains but designate the retained amount as a "deemed distribution." In that case, among other consequences, the Fund will pay tax on the retained amount, each U.S. stockholder will be required to include their share of the deemed distribution in income as if it had been distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to their allocable share of the tax paid on the deemed distribution by the Fund. The amount of the deemed distribution net of such tax will be added to such stockholder's tax basis in such stockholder's common stock. Since the Fund expects to pay tax on any retained capital gains at its regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against such individual stockholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds such individual stockholder's liability for U.S. federal income tax. The Fund cannot assure any stockholder that it will achieve results that will permit it to pay any cash distributions, and if the Fund issues senior securities, it may be prohibited from making distributions if doing so would cause the Fund to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if such distributions are limited by the terms of any of its borrowings.

Unless a stockholder elects to reinvest distributions in Shares under the Fund's dividend reinvestment plan, the Fund intends to make such distributions in cash. Although distributions paid in the form of additional Shares will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, stockholders participating in the Fund's dividend reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. If a stockholder holds Shares in the name of a broker or financial intermediary, such stockholder should contact such broker or financial intermediary regarding the election to receive distributions in Shares in lieu of cash. Any distributions reinvested through the issuance of Shares through the Fund's dividend reinvestment plan will increase the Fund's assets on which the base management fee and incentive fee is determined and paid to the Adviser.

Dividend Reinvestment Plan

The Fund has adopted a dividend reinvestment plan that provides for reinvestment of any distributions the Fund declares in cash on behalf of the Fund's stockholders for those stockholders electing not to receive cash. As a result, if the Board authorizes, and the Fund declares, a cash distribution, then the Fund's stockholders who have "opted in" to the Fund's dividend reinvestment plan will have their cash dividends and distributions automatically reinvested in additional Shares, rather than receiving the cash dividend and distributions.

Recent Sales of Unregistered Securities and Use of Proceeds

Except as previously reported by the Fund on its current reports on Form 8-K, the Fund did not sell any securities during the period covered by this Annual Report that were not registered under the Securities Act.

Issuer Purchases of Equity Securities

On November 24, 2023, the Fund commenced a tender offer (the "November 2023 Tender Offer") pursuant to which the Fund offered to repurchase up to 1,320,791.88 Shares tendered prior to December 29, 2023 (the "December 2023 Tender Offer Expiration Date"). 531,602.422 Shares were validly tendered by stockholders and not properly withdrawn prior to the December 2023 Tender Offer Expiration Date. The Fund accepted for purchase 100% of the Shares that were validly tendered and not properly withdrawn prior to the December 2023 Tender Offer Expiration Date, at a purchase price per Share equal to $9.2743, the Fund's NAV per Share as of December 31, 2023.

The following table sets forth information regarding repurchases of Shares during the three months ended December 31, 2023:

Offer Date	November 24, 2023
Expiration Date	December 29, 2023
Purchase Price per Share	$ 9.2743
Shares Repurchased	531,602
Aggregate Dollar Amount of Shares Accepted for Repurchase	$ 4,930,300

Item 6. **[Reserved]**

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following analysis of the Fund's financial condition and results of operations should be read in conjunction with the Fund's consolidated financial statements and the related notes thereto contained elsewhere in this Annual Report on Form 10-K.

Overview

The Fund was formed on February 6, 2015 as a corporation under the laws of the State of Maryland. The Fund is structured as an externally managed, non-diversified, closed-end management investment company. The Fund was formed to invest primarily in primary-issue middle-market credit opportunities that are directly sourced and privately negotiated. The Fund commenced investment operations on November 15, 2017. The Fund is advised by AB Private Credit Investors LLC (the "Adviser"), which is registered with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended. The Adviser is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring the Fund's portfolio on an ongoing basis. State Street Bank and Trust Company (the "Administrator") provides the administrative services necessary for the Fund to operate.

The Fund has elected to be treated as a BDC under the 1940 Act. The Fund has also elected to be treated and intends to qualify annually as a RIC under Subchapter M of the Code for U.S. federal income tax purposes. As a BDC and a RIC, respectively, the Fund is and will be required to comply with various regulatory requirements, such as the requirement to invest at least 70% of its assets in "qualifying assets," source of income limitations, asset diversification requirements, and the requirement to distribute annually at least 90% of its taxable income and tax exempt interest.

Revenues

The Fund's investment objective is to generate current income and prioritize capital preservation through a portfolio that primarily invests in directly-sourced, privately-negotiated, secured, middle market loans. The Fund intends to primarily invest in middle market businesses based in the United States. The Fund expects that the primary use of proceeds by the companies in which the Fund invests will be for leveraged buyouts, recapitalizations, mergers and acquisitions and growth capital.

The Fund will seek to build its portfolio in a defensive manner that minimizes cyclical and correlated risks across individual names and sector verticals by targeting companies with strong underlying business models and durable intrinsic value.

The Fund will primarily hold secured loans, which encompass traditional first lien, unitranche and second lien loans, but may also invest in mezzanine, structured preferred stock and non-control equity co-investment opportunities. The Fund will seek to deliver attractive risk adjusted returns with lower volatility and low correlation relative to the public credit markets. The Adviser believes the Fund's flexibility to invest across the capital structure and liquidity spectrum will allow the Fund to optimize investor risk-adjusted returns.

Expenses

Under the Amended and Restated Advisory Agreement, the Fund's primary operating expenses will include the payment of fees to the Adviser, the Fund's allocable portion of overhead expenses under the Expense Reimbursement Agreement and other operating costs described below. The Fund bears all other out-of-pocket costs and expenses of the Fund's operations and transactions, including those relating to:

- reasonable and documented organization and offering expenses to the extent reimbursement of such expenses is included in any future agreement with the Adviser;

- calculating the Fund's net asset value (including the cost and expenses of any independent valuation firm);

- fees and expenses payable to third parties, including agents, consultants or other advisers, in connection with monitoring financial (including advising with respect to the Fund's financing strategy) and legal affairs for the Fund and in providing administrative services, monitoring the Fund's investments and performing due diligence on the Fund's prospective portfolio companies or otherwise relating to, or associated with, evaluating and making investments;

- interest payable on debt, if any, incurred to finance the Fund's investments;

- sales and purchases of the Fund's common stock and other securities;

- base management fees and incentive fees payable to the Adviser;

- transfer agent and custodial fees;

- federal and state registration fees;

- all costs of registration and listing the Fund's securities on any securities exchange;

- U.S. federal, state and local taxes;

- independent directors' fees and expenses;

- costs of preparing and filing reports or other documents required by the SEC, the Financial Industry Regulatory Authority or other regulators;

- costs of any reports, proxy statements or other notices to stockholders, including printing costs;

- the Fund's allocable portion of any fidelity bond, directors' and officers' errors and omissions liability insurance, and any other insurance premiums;

- direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs; and

- all other expenses incurred by the Fund, the Administrator or the Adviser in connection with administering the Fund's business, including payments under the Administration Agreement and payments under the Expense Reimbursement Agreement based on the Fund's allocable portion of the Adviser's overhead in performing its obligations under the Expense Reimbursement Agreement, including the allocable portion of the cost of the Fund's Chief Compliance Officer and Chief Financial Officer and their respective staffs.

Portfolio and Investment Activity

The following table presents certain information regarding the Fund's portfolio and investment activity:

	As of December 31, 2023	As of December 31, 2022
Investments in Portfolio Companies	$ (248,771,664)[1]	$ (353,127,041)[2]
Draw Downs Against Revolvers and Delayed Draw Term Loans	(86,159,081)	(98,688,209)
Principal Repayments	157,086,574[3]	186,969,467[4]
Sales	1,981,459	19,598,768
Net Repayments (Investments)	$ (175,862,712)	$ (245,247,015)

---

[1] Includes investments in 58 portfolio companies.

Includes investments in 60 portfolio companies.
(3)   Includes $20,328,038 in revolver and delayed draw term paydowns.
(4)   Includes $16,021,303 in revolver and delayed draw term paydowns.

The following table shows the composition of the investment portfolio and associated yield data as of December 31, 2023:

	As of December 31, 2023				
	Amortized Cost	Percentage of Total	Fair Value	Percentage of Total	Weighted Average Yield[1]
First Lien Senior Secured Debt	$1,294,646,129	92.33%	$1,270,762,647	91.83%	10.51%
Second Lien Junior Secured Debt	9,578,621	0.68	9,205,885	0.67	13.89%
Preferred Stock	6,994,461	0.50	8,777,660	0.63	—
Common Stock	9,415,044	0.67	10,069,389	0.73	—
Investment companies	8,521,131	0.61	11,014,144	0.80	—
Warrants	385,464	0.03	1,290,859	0.09	—
Cash and cash equivalents	72,671,928	5.18	72,671,928	5.25	
Total	$1,402,212,778	100%	$1,383,792,512	100%	

(1)   Based upon the par value of the Fund's debt investments

The following table shows the composition of the investment portfolio and associated yield data as of December 31, 2022:

	As of December 31, 2022				
	Amortized Cost	Percentage of Total	Fair Value	Percentage of Total	Weighted Average Yield[1]
First Lien Senior Secured Debt	$1,115,667,642	93.36%	$1,088,190,382	92.90%	10.44%
Second Lien Junior Secured Debt	10,776,359	0.90	10,640,036	0.91	12.76%
Preferred Stock	8,168,876	0.69	9,218,222	0.79	—
Common Stock	7,179,288	0.60	7,870,756	0.67	—
Investment Companies	4,095,163	0.34	5,603,604	0.48	—
Warrants	343,936	0.03	994,095	0.08	—
Cash and cash equivalents	48,785,985	4.08	48,785,985	4.17	—
Total	$1,195,017,249	100%	$1,171,303,080	100%	

(1)   Based upon the par value of the Fund's debt investments

The following table presents certain selected financial information regarding the debt investments in the Fund's portfolio as of December 31, 2023 and December 31, 2022:

	As of December 31, 2023	As of December 31, 2022
Number of portfolio companies	192	179
Percentage of debt bearing a floating rate[1]	100%	100%
Percentage of debt bearing a fixed rate[1]	0%	0%

(1)   Measured on a fair value basis, and excludes equity securities.

The following table shows the amortized cost and fair value of the Fund's performing and non-accrual debt investments as of December 31, 2023:

	As of December 31, 2023			
	Amortized Cost	Percentage at Amortized Cost	Fair Value	Percentage at Fair Value
Performing	$1,284,803,925	98.51%	$1,276,491,133	99.73%
Non-accrual	19,420,825	1.49	3,477,399	0.27
Total	$1,304,224,750	100%	$1,279,968,532	100%

The following table shows the amortized cost and fair value of the Fund's performing and non-accrual debt investments as of December 31, 2022:

| | As of December 31, 2022 | | | |
	Amortized Cost	Percentage at Amortized Cost	Fair Value	Percentage at Fair Value
Performing	$1,115,420,688	99.02%	$1,095,916,015	99.73%
Non-accrual	11,023,313	0.98	2,914,403	0.27
Total	$1,126,444,001	100%	$1,098,830,418	100%

Generally, when interest and/or principal payments on a loan become past due, or if the Fund otherwise does not expect the borrower to be able to service its debt and other obligations, the Fund will place the loan on non-accrual status and will cease recognizing interest income on that loan for financial reporting purposes until all principal and interest have been brought current through payment or due to restructuring such that the interest income is deemed to be collectible. The Fund generally restores non-accrual loans to accrual status when past due principal and interest is paid and, in the management's judgment, is likely to remain current. As of December 31, 2023, the Fund had twelve investments, with three issuers, that were on non-accrual status. As of December 31, 2022, the Fund had seven investments, with three issuers, that were on non-accrual status.

The following tables show the composition of the investment portfolio (excluding cash and cash equivalents) by industry, at amortized cost and fair value as of December 31, 2023 and December 31, 2022 (with corresponding percentage of total portfolio investments):

| | As of December 31, 2023 | | | |
	Amortized Cost	Percentage of Total	Fair Value	Percentage of Total
Business Services	$ 90,152,210	6.79%	$ 89,819,830	6.85%
Consumer Discretionary	321,309	0.02	252,213	0.02
Consumer Non-Cyclical	54,231,874	4.08	53,735,223	4.10
Digital Infrastructure & Services	230,592,770	17.34	227,041,215	17.32
Energy	8,628,316	0.65	8,712,750	0.66
Financial Services	45,394,191	3.41	45,326,948	3.46
Healthcare & HCIT	224,194,330	16.86	205,523,347	15.68
Investment Companies	7,814,562	0.59	10,130,654	0.77
Software & Tech Services	667,493,569	50.21	669,555,069	51.06
Transport & Logistics	717,719	0.05	1,023,335	0.08
	$1,329,540,850	100%	$1,311,120,584	100%

| | As of December 31, 2022 | | | |
	Amortized Cost	Percentage of Total	Fair Value	Percentage of Total
Business Services	$ 84,074,984	7.33%	$ 83,153,924	7.41%
Consumer Discretionary	9,111,762	0.79	9,163,275	0.82
Consumer Non-Cyclical	52,130,891	4.55	49,936,678	4.45
Digital Infrastructure & Services	189,702,392	16.55	186,488,258	16.61
Energy	3,640,277	0.32	3,857,859	0.34
Financial Services	44,747,532	3.90	43,871,366	3.91
Healthcare & HCIT	231,062,290	20.16	217,504,759	19.38
Investment Companies	4,095,163	0.36	5,603,604	0.50
Software & Tech Services	523,456,373	45.67	521,545,397	46.46
Transport & Logistics	4,209,600	0.37	1,391,975	0.12
	$1,146,231,264	100%	$1,122,517,095	100%

The Adviser monitors the Fund's portfolio companies on an ongoing basis. It monitors the financial trends of each portfolio company to determine if they are meeting their respective business plans and to assess the appropriate course of action for each company. The Adviser has several methods of evaluating and monitoring the performance and fair value of the Fund's investments, which may include the following:

- assessment of success in adhering to the portfolio company's business plan and compliance with covenants;

- periodic or regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor to discuss financial position, requirements and accomplishments;

- comparisons to the Fund's other portfolio companies in the industry, if any;

- attendance at and participation in board meetings or presentations by portfolio companies; and

- review of monthly and quarterly consolidated financial statements and financial projections of portfolio companies.

Results of Operations

The following is a summary of the Fund's operating results for the years ended December 31, 2023 and December 31, 2022. For information regarding results of operations for the year ended December 31, 2021, see the Fund's Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 31, 2022.

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Total investment income	$ 149,032,181	$ 93,359,262
Total expenses	101,108,669	57,993,702
Reimbursement payments to Adviser	—	259,263
Waived Collateral Management Fees	—	(588,476)
Waived Management Fee	—	(283,566)
Net investment income before taxes	47,923,512	35,978,339
Income tax expense, including excise tax	523,389	1,181,087
Net investment income after tax	47,400,123	34,797,252
Net realized and change in unrealized appreciation (depreciation) on investments	1,900,921	(24,240,549)
Net increase (decrease) in net assets resulting from operations	49,301,044	10,556,703
Less: Net increase (decrease) in net assets resulting from operations related to Non-Controlling Interest in ABPCIC Equity Holdings, LLC	4,345	5,033
Net increase (decrease) in net assets resulting from operations related to AB Private Credit Investors Corporation	$ 49,296,699	$ 10,551,670

Investment Income

During the year ended December 31, 2023, the Fund's investment income was comprised of $143,183,230 of interest income, which includes $6,075,530 from the net amortization of premium and accretion of discounts, $4,764,325 of payment-in-kind interest, and $1,084,626 of dividend income. The increase in interest income during 2023 resulted from the increase in the Fund's investment portfolio.

During the year ended December 31, 2022, the Fund's investment income was comprised of $90,830,196 of interest income, which includes $6,651,646 from the net amortization of premium and accretion of discounts, $2,277,990 of payment-in-kind interest, and $251,076 of dividend income.

Operating Expenses

The composition of the Fund's operating expenses for the years ended December 31, 2023 and December 31, 2022 were as follows:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Interest and borrowing expenses	$ 66,672,590	$ 32,923,711
Management fees	16,898,965	14,216,401
Income-based incentive fee	11,850,031	6,693,257
Professional fees	2,242,058	1,747,189
Administration and custodian fees	1,231,987	935,080
Insurance expenses	327,680	630,994
Collateral management fees	—	588,476
Directors' fees	279,500	200,000
Transfer agent fees	143,797	122,244
Capital gain incentive fees	—	(1,283,044)
Other expenses	1,462,061	1,219,394
Total expenses	101,108,669	57,993,702
Reimbursement payments to Adviser	—	259,263
Waived collateral management fees	—	(588,476)
Waived management fees	—	(283,566)
Income tax expense, including excise tax	523,389	1,181,087
Net expenses	$ 101,632,058	$ 58,562,010

Total operating expenses for the year ended December 31, 2023, increased by approximately $43.1 million compared to the year ended December 31, 2022. The increase in 2023 is attributable primarily to interest and borrowing expenses, higher base management fees and income-based incentive fees.

Interest and borrowing expenses

Interest and borrowing expenses include interest, amortization of debt issuance and deferred financing costs, upfront commitment fees and unused fees on the unused portion of the Revolving Credit Facilities, Secured Borrowings and the Notes issued in the CLO Transaction.

Interest and borrowing expenses for the years ended December 31, 2023 and December 31, 2022, were $66,672,590 and $32,923,711, respectively. The weighted average interest rate (excluding deferred upfront financing costs and unused fees) on the Fund's debt outstanding was 7.83% and 4.32% for the years ended December 31, 2023 and December 31, 2022, respectively. The increase in interest and borrowing expenses was primarily driven by the increase in debt borrowings and rising interest rates, during the period.

Management Fee

The gross management fee expenses for the years ended December 31, 2023 and December 31, 2022 were $16,898,965 and $14,216,401, respectively. The increase in the management fee for the year ended December 31, 2023 was a result of the increase in average gross assets during this period, which is the basis used to calculate management fees. For the years ended December 31, 2023 and December 31, 2022, the Adviser waived management fees of $0 and $283,566, respectively.

Net Realized Gain (Loss) on Investments

During the year ended December 31, 2023, the Fund had principal repayments and sales which resulted in $3,392,982 of net realized loss primarily driven by an exit in one of our portfolio companies.

During the year ended December 31, 2022, the Fund had principal repayments and sales which resulted in $6,174,089 of net realized gain primarily driven by an exit in one of our portfolio companies.

Net Change in Unrealized Appreciation (Depreciation) on Investments

During the year ended December 31, 2023, the Fund had $5,293,903 in net change in unrealized appreciation on $1,329,540,850 of investments in 192 portfolio companies. Net change in unrealized appreciation for the year ended December 31, 2023, resulted from an increase in the investment portfolio, improved market conditions, and improved fundamental performance of the portfolio companies.

During the year ended December 31, 2022, the Fund had $30,414,638 in net change in unrealized depreciation on $1,146,231,264 of investments in 179 portfolio companies. Unrealized depreciation for the year ended December 31, 2022, resulted from a broad portfolio decline due to a decline in loan market secondary prices, widening primary issue credit spreads and the underperformance of certain portfolio company investments. The unrealized depreciation was partially offset by unrealized appreciation on certain debt and equity positions due to company performance or expectation of near-term repayment at par.

Net Increase (Decrease) in Net Assets Resulting from Operations

For the years ended December 31, 2023 and December 31, 2022, the net increase in net assets resulting from operations was $49,296,699 and $10,551,670, respectively. Based on the weighted average shares outstanding for the years ended December 31, 2023 and December 31, 2022, the Fund's per share net increase (decrease) in net assets resulting from operations was $0.94 and $0.25, respectively.

Cash Flows

For the year ended December 31, 2023, cash increased by $23,885,943. During the same period, the Fund used $124,720,941 in operating activities, primarily as a result of purchases of investments. During the year ended December 31, 2023, the Fund generated $148,606,884 from financing activities, primarily from borrowings on Notes, and issuance of Shares.

For the year ended December 31, 2022, cash decreased by $5,703,058. During the same period, the Fund used $227,034,307 in operating activities, primarily as a result of purchases of investments. During the year ended December 31, 2022, the Fund generated $221,331,249 from financing activities, primarily from borrowings on the Revolving Credit Facilities and Notes, and issuance of Shares.

Hedging

The Fund may enter into currency hedging contracts, interest rate hedging agreements such as futures, options, swaps and forward contracts, and credit hedging contracts, such as credit default swaps. However, no assurance can be given that such hedging transactions will be entered into or, if they are, that they will be effective. For the year ended December 31, 2023 and December 31, 2022, the Fund did not enter into any hedging contracts.

Financial Condition, Liquidity and Capital Resources

At December 31, 2023, and December 31, 2022, the Fund had $72,671,928 and $48,785,985 in cash and cash equivalents on hand, respectively. The Fund expects to generate cash primarily from (i) the net proceeds of the Private Offering, (ii) cash flows from the Fund's operations, (iii) any financing arrangements now existing or that the Fund may enter into in the future and (iv) any future offerings of the Fund's equity or debt securities. The Fund may fund a portion of its investments through borrowings from banks, or other large global institutions such as insurance companies, and issuances of senior securities.

The Fund's primary use of funds from a credit facility will be investments in portfolio companies, cash distributions to holders of the Fund's common stock and the payment of operating expenses.

In the future, the Fund may also securitize or finance a portion of its investments with a special purpose vehicle. If the Fund undertakes a securitization transaction, it will consolidate its allocable portion of the debt of any securitization subsidiary on its financial statements, and include such debt in its calculation of the asset coverage test, if and to the extent required pursuant to the guidance of the staff of the SEC.

Cash and cash equivalents as of December 31, 2023, taken together with the Fund's uncalled Capital Commitments of $110,236,006, $32,000,000 undrawn amount on the 2021 HSBC Credit Facility, $2,000,000 undrawn amount on the Synovus Credit Facility and $94,500,000 undrawn amount on the Natixis Credit Facility, is expected to be sufficient for the Fund's investing activities and to conduct the Fund's operations for at least the next twelve months.

As of December 31, 2023, the Fund has unfunded commitments to fund future investments in the amount of $193,857,013, and contractual obligations in the form of Revolving Credit Facilities of $311,500,000, Notes of $542,678,575 and Secured Borrowings of $2,325,617.

Equity Activity

The Fund has the authority to issue 200,000,000 Shares.

The Fund has entered into Subscription Agreements with investors providing for the private placement of Shares. Under the terms of the Subscription Agreements, investors are required to fund drawdowns to purchase Shares up to the amount of their respective Capital Commitments on an as-needed basis upon the issuance of a capital draw down notice. As of December 31, 2023, the Fund received Capital Commitments of $648,591,916. Inception to December 31, 2023, the Fund received Capital Contributions to the Fund of $538,355,910. Proceeds from the issuances of Shares in respect of drawdown notices described below were used for investing activities and for other general corporate purposes.

General Tender Program

Consistent with the Fund's offering documents, beginning with the quarter ending March 31, 2021, the Fund was required to begin conducting quarterly General Tenders. Pursuant to the General Tender Program, at the Board's discretion and in accordance with the requirements of Rule 13e-4 under the Exchange Act and the 1940 Act, each stockholder is given the opportunity to tender Shares at a specific Purchase Price based on the Fund's net asset value as of the last date of the quarter in which the General Tender is conducted. The Fund intends to conduct each General Tender to repurchase up to a certain percentage of the weighted average of the number of Shares outstanding during the three-month period prior to the quarter in which the General Tender is conducted, as determined by the Board. The General Tender Program includes numerous restrictions that limit stockholders' ability to sell their Shares.

As part of the General Tender Program, the Fund repurchased, 2,525,963 and 2,105,851 shares for $23,403,769 and $19,931,772 for the years ended December 31, 2023 and December 31, 2022, respectively.

For further details, see "Note 7. Net Assets," to the Fund's consolidated financial statements.

Distributions

Distributions to stockholders are recorded on the record date. To the extent that the Fund has income available, the Fund intends to distribute quarterly distributions to its stockholders. The Fund's quarterly distributions, if any, will be determined by the Board. Any distributions to the Fund's stockholders will be declared out of assets legally available for distribution. For the years ended December 31, 2023 and December 31, 2022, the Fund distributed to stockholders $40,306,698 and $43,597,199, respectively.

For further details, see "Note 7. Net Assets," to the Fund's consolidated financial statements.

Dividend Reinvestment Plan

On September 26, 2017, the Fund adopted a dividend reinvestment plan, which was amended and restated on November 11, 2021 (the "DRIP"). Pursuant to the DRIP (both before and after it was amended), stockholders receive dividends or other distributions in cash unless a stockholder elects to reinvest his or her dividends and other distributions. As a result of adopting the DRIP, if the Board authorizes, and the Fund declares, a cash dividend or distribution, stockholders who have opted into the DRIP will have their cash dividends or distributions automatically reinvested in additional Shares, rather than receiving cash.

As part of the DRIP, the Fund distributed to stockholders who opted into the DRIP 2,319,546 and 2,452,885 Shares for $21,460,697 and $23,040,598, for the years ended December 31, 2023 and December 31, 2022, respectively.

For further details, see "Note 7. Net Assets," to the Fund's consolidated financial statements.

The following is a summary of the Fund's equity activity for the years ended December 31, 2023 and December 31, 2022.

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Capital Commitments	$ 97,487,977	$ 131,725,027
Capital Commitments rescinded due to participation in General Tender Program	$ 21,668,287	$ 30,525,265
Dividend reinvestments	$ 21,460,697	$ 23,040,598
Shares issued to investors under DRIP	2,319,546	2,452,885
Value of capital drawdown notices	$ 40,254,162	$ 140,520,891
Shares issued to investors under capital drawdown notices	4,343,036	14,537,105
Value of Shares purchased in General Tender Program	$ 23,403,769	$ 19,931,772
Shares purchased in General Tender Offer	2,525,963	2,105,851

Revolving Credit Facilities

2021 HSBC Credit Facility

On November 15, 2017, the Fund entered into the HSBC Credit Agreement to establish the HSBC Credit Facility with the HSBC Administrative Agent and any other lender that became a party to the HSBC Credit Agreement in accordance with the terms of the HSBC Credit Agreement, as lenders. The Fund amended and restated the HSBC Credit Agreement on January 31, 2019, and on July 8, 2021, the Fund terminated the HSBC Credit Agreement and all outstanding loans thereunder were repaid and all obligations thereunder were released and terminated. Concurrent with the termination of the HSBC Credit Agreement, the Fund entered into the HSBC Joinder, pursuant to which the Fund became a party to the 2021 HSBC Credit Facility evidenced by the 2021 HSBC Credit Agreement. On June 9, 2023, Fund entered into an amendment (the "Ninth Amendment") to the 2021 HSBC Credit Facility. The Ninth Amendment (i) extended the maturity date of the Credit Facility from June 9, 2023 to June 7, 2024 and (ii) reduced the Fund's sublimit commitment from $33,000,000 to $31,000,000. On November 15, 2023, the Fund entered into an amendment (the "Tenth Amendment") to the 2021 HSBC Credit Facility. The Tenth Amendment (i) temporarily increased the 2021 HSBC Credit Facility's maximum commitment from $135,000,000 to $200,000,000 until February 13, 2024 (the "Temporary Increase Maturity Date") and (ii) temporarily increased the Fund's facility sublimit from $31,000,000 to $40,000,000 until the Temporary Increase Maturity Date and reduced from $40,000,000 to $30,000,000 until June 7, 2024.

As of December 31, 2023, the Fund had the Fund had $8,000,000 outstanding on the 2021 HSBC Credit Facility and the Fund was in compliance with the terms of the 2021 HSBC Credit Facility. As of December 31, 2022, the Fund had not drawn on the 2021 HSBC Credit Facility and the Fund was in compliance with the terms of the 2021 HSBC Credit Facility.

For further details, see "Note 4. Borrowings," to the Fund's consolidated financial statements.

Synovus Credit Facility

On October 15, 2020, ABPCIC Funding II entered into the Synovus Credit Facility. In connection with the Synovus Credit Facility, ABPCIC Funding II entered into, among other agreements, (i) the Synovus Loan Agreement, (ii) the securities account control agreement (the "Synovus Control Agreement"), by and among ABPCIC Funding II, the Synovus Collateral Agent and the Synovus Securities Intermediary and (iii) the amended and restated sale and contribution agreement (the "Synovus Transfer Agreement") by and between the Fund, as seller, and ABPCIC Funding II, as purchaser.

Borrowings of ABPCIC Funding II are considered borrowings by the Fund for purposes of complying with the asset coverage requirements under the 1940 Act applicable to business development companies. As of December 31, 2023, the Fund had $198,000,000 outstanding on the Synovus Credit Facility and the Fund was in compliance with the terms of the Synovus Credit Facility. As of December 31, 2022, the Fund had $180,000,000 outstanding on the Synovus Credit Facility and the Fund was in compliance with the terms of the Synovus Credit Facility.

For further details, see "Note 4. Borrowings," to the Fund's consolidated financial statements.

Natixis Credit Facility

On March 24, 2021, ABPCIC Funding III entered into a warehouse financing transaction (the"2021 Natixis Credit Facility) with Natixis, New York Branch, as administrative agent and U.S. Bank as collateral agent, collateral administrator and custodian. The reinvestment period of ABPCIC Funding III expired on March 24, 2023. On May 3, 2023, ABPCIC Funding III merged with ABPCI Direct Lending Fund CLO XIII LTD (the "ABPCIC Funding III Merger") as part of the closing of the CLO XIII Transaction (as defined below). The 2021 Natixis Credit Facility was terminated in connection with the ABPCIC Funding III Merger.

On April 21, 2023, ABPCIC Funding IV entered into the Natixis Credit Facility with Natixis, New York Branch, as administrative agent (in such capacity, the "Natixis Administrative Agent") and U.S. Bank Trust Company, National Association, as collateral agent (in such capacity, the "Natixis Collateral Agent") and collateral administrator (in such capacity, the "Natixis Collateral Administrator"). In connection with the Natixis Credit Facility, ABPCIC Funding IV entered into, among other agreements, (i) the credit agreement (the "Natixis Credit Agreement") among ABPCIC Funding IV, the lenders referred to therein, the Natixis Administrative Agent, the Natixis Collateral Agent and the Natixis Collateral Administrator, (ii) the account control agreement (the "Natixis Account Control Agreement:) among ABPCIC Funding IV, as debtor, the Natixis Collateral Agent, as secured party, and U.S. Bank National Association, as securities intermediary (in such capacity, the Natixis Securities Intermediary"), (iii) the collateral management (in such capacity, the Natixis Collateral Manager"), (iv) the collateral administration agreement (the Natixis Collateral Administration Agreement"), among ABPCIC Funding IV, the Natixis Collateral Manager and the Natixis Collateral Administrator and (v) the master loan sale and contribution agreement between ABPCIC Funding IV and the Fund.

As of December 31, 2023, the Fund had $105,500,000 outstanding on the Natixis Credit Facility and the Fund was in compliance with the terms of the Natixis Credit Facility. As of December 31, 2022, the Fund had $268,000,000 outstanding on the Natixis Credit Facility and the Fund was in compliance with the terms of the Natixis Credit Facility.

The Natixis Credit Agreement provides for borrowings in an aggregate amount up to $200,000,000. Borrowings under the Natixis Credit Agreement bear interest based on an adjusted term standard overnight financing rate for the relevant interest period or the applicable replacement thereto provided for in the Natixis Credit Agreement, in each case, plus an applicable spread. Interest is payable quarterly in arrears. Any amounts borrowed under the Natixis Credit Agreement will mature, and all accrued and unpaid interest thereunder will be due and payable, on the earlier of (i) April 21, 2033 (or such later date mutually agreed to by ABPCIC Funding IV and the Natixis Administrative Agent) or (ii) upon certain other events which result in accelerated maturity under the Natixis Credit Facility. Borrowing under Natixis Credit Facility is subject to certain restrictions contained in the 1940 Act.

For further details, see "Note 4. Borrowings," to the Fund's consolidated financial statements.

Secured Borrowings

From time to time, the Fund may engage in sale/buy-back agreements (the "Secured Borrowings"), which are a type of secured borrowing. The amount, interest rate and terms of these agreements will be individually negotiated on a transaction-by-transaction basis. Each borrowing is secured by an interest in an underlying asset which is participated or assigned to the sale/buy-back counterparty for the duration of the agreement.

Outstanding Secured Borrowings pursuant to the Macquarie Sale/Buy-Back was $2,325,617 and $5,917,275 as of December 31, 2023 and December 31, 2022, respectively.

For further details, see "Note 4. Borrowings," to the Fund's consolidated financial statements.

Debt Securitization

On August 9, 2019, ABPCI Direct Lending Fund CLO VI Ltd (the "VI Issuer"), an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of the Fund, and ABPCI Direct Lending Fund CLO VI LLC, a limited liability company organized under the laws of the State of Delaware (the "VI Co-Issuer," and together with the VI Issuer, the "VI Co-Issuers"), each a newly formed special purpose vehicle, completed a $300,500,000 term debt securitization (the "CLO VI Transaction. The stated reinvestment date was August 9 ,2022.

The CLO VI indenture was refinanced under the terms of the first supplement indenture dated April 28, 2022 among the VI Issuer and U.S. Bank National Association, as trustee. As a result of the refinancing, the outstanding notes (other than the Subordinated Notes) under the indenture dated August 9, 2019 in the amount of $246,900,000 were paid off, and the unamortized debt discount and debt issuance costs were accelerated into interest and borrowing expenses on the consolidated statements of operations. The VI Issuer issued new notes as listed below, as well as additional Subordinated Notes in the amount of $7,720,000. The VI Issuer issued new notes, collectively, the "CLO VI Notes."

The CLO VI Notes that remain outstanding as of December 31, 2023 were (i) $98,250,000 of Class A-1-R Senior Secured Floating Rate Notes, which bear interest at three-months Secured Overnight Financing Rate ("Term SOFR") plus 1.83% per annum; (ii) $75,000,000 of Class A-1-L Senior Secured Floating Rate Notes, which bear interest at Term SOFR plus 1.83% per annum; (iii) $30,000,000 of Class A-1-F Senior Secured Fixed Rate Notes, which bear interest at 4.305% per annum; (iv) $43,500,000 of Class A-2-R Senior Secured Deferrable Floating Rate Notes, which bear interest at

Term SOFR plus 2.25% per annum; and (v) $19,250,000 of Class B-R Senior Secured Deferrable Floating Rate Notes, which bear interest at Term SOFR plus 3.10% per annum; and (vi) $20,125,000 of Class C-R Senior Secured Deferrable Floating Rate Notes, which bear interest at Term SOFR plus 4.15% per annum. The CLO VI Notes are scheduled to mature on April 27, 2034.

The CLO VI Notes that remain outstanding as of December 31, 2022 were (i) $98,250,000 of Class A-1-R Senior Secured Floating Rate Notes, which bear interest at Term SOFR plus 1.83% per annum; (ii) $75,000,000 of Class A-1-L Senior Secured Floating Rate Notes, which bear interest at Term SOFR plus 1.83% per annum; (iii) $30,000,000 of Class A-1-F Senior Secured Fixed Rate Notes, which bear interest at 4.305% per annum; (iv) $43,500,000 of Class A-2-R Senior Secured Deferrable Floating Rate Notes, which bear interest at Term SOFR plus 2.25% per annum; (v) $19,250,000 of Class B-R Senior Secured Deferrable Floating Rate Notes, which bear interest at Term SOFR plus 3.10% per annum; (vi) $20,125,000 of Class C-R Senior Secured Deferrable Floating Rate Notes, which bear interest at Term SOFR plus 4.15% per annum. The CLO VI Notes are scheduled to mature on April 27, 2034.

The CLO VI Notes are the secured obligations of the VI Co-Issuers, and the indenture governing the CLO VI Notes includes customary covenants and events of default. The CLO VI Notes have not been, and will not be, registered under the Securities Act or any state securities or "blue sky" laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from registration.

The Adviser serves as collateral manager to the VI Issuer pursuant to a collateral management agreement between the Adviser and the VI Issuer (the "CLO VI Collateral Management Agreement"). For so long as the Adviser serves as collateral manager to the VI Issuer, the Adviser will elect to irrevocably waive any base management fee or subordinated interest to which it may be entitled under the CLO VI Collateral Management Agreement. Pursuant to a new CLO notes issuance, collateral management fee is no longer charged as long as the Adviser serves as a collateral manager.

On May 3, 2023, ABPCI Direct Lending Fund CLO XIII LTD ("CLO XIII" or the "XIII Issuer"), a private company limited by shares incorporated under the laws of Jersey and a wholly-owned subsidiary of the Fund, and ABPCI Direct Lending Fund CLO XIII LLC, a limited liability company organized under the laws of the State of Delaware (the "XIII Co-Issuer," and together with the XIII Issuer, the "XIII Co-Issuers"), ABPCI Direct Lending Fund CLO XIII First Static Subsidiary Ltd (the "First Static Subsidiary") and ABPCI Direct Lending Fund CLO XIII Second Static Subsidiary Ltd (the "Second Static Subsidiary" and together with the First Static Subsidiary, the "Static Subsidiaries", and together with the XIII Co-Issuers, the "XIII Issuer Entities"), each a newly formed special purpose vehicle, completed a $395,000,000 term debt securitization (the "CLO XIII Transaction"). The stated reinvestment date was April 27, 2027.

The CLO XIII Transaction was executed through a private placement and the notes offered (the "CLO XIII Notes") that remain outstanding as of December 31, 2023 were (i) $228,000,000 of Class A Senior Secured Floating Rate Notes, which bear interest at Term SOFR plus 2.60% per annum; (ii) $36,000,000 of Class B Senior Secured Floating Rate Notes, which bear interest at Term SOFR plus 3.65% per annum; (iii) $36,000,000 of Class C Secured Deferrable Floating Rate Notes, which bear interest at Term SOFR plus 4.55% per annum; (iv) $28,000,000 of Class D Secured Deferrable Floating Rate Notes, which bear interest at Term SOFR plus 6.90% per annum; and (v) $67,000,000 of Subordinated Notes. The CLO XIII Notes are scheduled to mature on April 27, 2035.

The CLO XIII Notes are the secured obligations of the XIII Issuer Entities, and the indenture governing the CLO XIII Notes includes customary covenants and events of default. The CLO XIII Notes have not been, and will not be, registered under the Securities Act or any state securities or "blue sky" laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from registration.

The Adviser serves as collateral manager to the XIII Issuer pursuant to a collateral management agreement between the Adviser and the XIII Issuer. For so long as the Adviser serves as collateral manager to the XIII Issuer, a collateral management fee shall not be charged.

For further details, see "Note 4. Borrowings," to the Fund's consolidated financial statements.

Co-investment Exemptive Order

On August 6, 2018, the SEC granted the Fund relief sought in a new exemptive application that expands the co-investment exemptive relief previously granted to the Fund in October 2016 to allow the Fund to co-invest in portfolio companies with Affiliated Funds in a manner consistent with its investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with the Order. Pursuant to the Order, the Fund is permitted to co-invest with Affiliated Funds, which the new exemptive relief defines to include affiliated managed accounts, if, among other things, a "required majority" (as defined in Section 57(o) of the 1940 Act) of the Fund's independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Fund and the Fund's stockholders and do not involve overreaching in respect of the Fund or the Fund's stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Fund's stockholders and is consistent with the Fund's investment objective and strategies. The Fund intends to co-invest with Affiliated Funds, subject to the conditions included in the Order.

Asset Coverage

In accordance with the 1940 Act, the Fund has historically only been allowed to borrow amounts such that its "asset coverage," as defined in the 1940 Act, is at least 200% after such borrowing, permitting the Fund to borrow up to one dollar for investment purposes for every one dollar of investor equity. "Asset coverage" generally refers to a company's total assets, less all liabilities and indebtedness not represented by "senior securities," as defined in the 1940 Act, divided by total senior securities representing indebtedness and, if applicable, preferred stock. "Senior securities" for this purpose includes borrowings from banks or other lenders, debt securities and preferred stock.

On March 23, 2018, the SBCAA was signed into law. The SBCAA, among other things, modifies the applicable provisions of the 1940 Act to reduce the required asset coverage ratio applicable to BDCs from 200% to 150% subject to certain approval, time and disclosure requirements (including either stockholder approval or approval of a majority of the directors who are not interested persons of the BDC and who have no financial interest in the proposal). On July 5, 2018, the Board voted to approve the adoption of the reduced asset coverage ratio and separately recommended that Investors approve the reduced asset coverage requirements at the 2018 annual meeting of stockholders. On September 26, 2018, at the Fund's 2018 annual meeting of stockholders, the Fund's stockholders approved the reduction of the required minimum asset coverage ratio applicable to the Fund from 200% to 150%, which took effect on September 27, 2018. This reduction in the required minimum asset coverage ratio increases the amount of debt that the Fund is permitted to incur, permitting the Fund to borrow up to two dollars for investment purposes for every one dollar of investor equity.

As of December 31, 2023, and December 31, 2022, the Fund had total senior securities of $860,575,617 and $700,313,290, respectively, consisting of borrowings under the Revolving Credit Facilities, Secured Borrowings and Notes, and had asset coverage ratios of 159% and 165%, respectively. For a discussion of certain risks associated with the reduction of the required minimum asset coverage ratio applicable to the Fund, see "*Risk Factors — Risks Related to The Fund's Business and Structure — The SBCAA allows the Fund to incur additional leverage, which may increase the risk of investing with the Fund.*"

Critical Accounting Policies

Valuation of Investments

The Fund measures the value of its investments at fair value accordance with *Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure*, or "ASC Topic 820," issued by the Financial Accounting Standards Board, or "FASB." Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Pursuant to the amended SEC Rule 2a-5 of the 1940 Act, the Board designated the Adviser as the Fund's "valuation designee." In this capacity, the Adviser is responsible, among other things, for making all fair value determinations relating to the Fund's portfolio investments, subject to the Board's oversight. Investments are valued at fair value as determined in good faith by our Adviser, as valuation designee, based on input of management, the audit committee and independent valuation firms that have been engaged to assist in the valuation of each portfolio investment without a readily available market quotation under a valuation policy. The Adviser principally carries out its fair value responsibilities through its Valuation Sub-Committee. This valuation process is conducted at the end of each fiscal quarter.

The audit committee of the Board (the "Audit Committee") is also responsible for assisting the Adviser, as valuation designee in valuing investments that are not publicly traded or for which current market values are not readily available. Investments for which market quotations are readily available are valued using market quotations, which are generally obtained from independent pricing services, broker-dealers or market makers. With respect to portfolio investments for which market quotations are not readily available, the Adviser, as valuation designee, and its senior investment team and independent valuation firms, is responsible for determining in good faith the fair value in accordance with the valuation policy approved by the Board. If more than one valuation method is used to measure fair value, the results are evaluated and weighted, as appropriate, considering the reasonableness of the range indicated by those results. The Fund considers a range of fair values based upon the valuation techniques utilized and selects the value within that range that was most representative of fair value based on current market conditions as well as other factors the Adviser's senior investment team considers relevant.

ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. ASC Topic 820 also provides guidance regarding a fair value hierarchy, which prioritizes information used to measure fair value and the effect of fair value measurements on earnings and provides for enhanced disclosures determined by the level within the hierarchy of information used in the valuation. In accordance with ASC Topic 820, these inputs are summarized in the three levels listed below:

- Level 1 – Quoted prices in active markets for identical investments.

- Level 2 – Other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).

- Level 3 – Significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments at the reporting date).

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. If a fair value measurement uses price data vendors or observable market price quotations, that measurement is a Level 2 measurement. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

The determination of what constitutes "observable" requires significant judgment by the Fund. The Fund considers observable data to be that market data that is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Because of the inherent uncertainty of valuation for all fair value investments and interests, the Board's determination of fair value may differ from the values that would have been used had a ready market existed, or that could have been (or will be) realized in an actual sale, and such differences could be material.

The value of any investment on any valuation date is intended to represent the fair value of such investment on such date based upon the amount at which the investment could be exchanged between willing parties, other than in a forced liquidation sale, and reflects the Board's determination of fair value using the methodology described herein. Any valuation of an investment may not reflect the actual amount received by the Fund upon the liquidation of such investment.

The Fund's investments will be primarily loans made to middle-market companies. These investments are mostly considered Level 3 assets under ASC Topic 820 because there is not usually a known or accessible market or market indices for these types of debt instruments and, thus, the Adviser's senior investment team must estimate the fair value of these investment securities based on models utilizing unobservable inputs.

Management and Incentive Fees

The Fund will accrue for the base management fee and incentive fee. The accrual for the incentive fee includes the recognition of the incentive fee on unrealized capital gains, even though such incentive fee is neither earned nor payable to the Adviser until the gains are both realized and in excess of unrealized depreciation on investments. The amount of capital gains incentive fee expense related to the hypothetical liquidation of the portfolio (and assuming no other changes in realized or unrealized gains and losses) would only become payable to the Adviser in the event of a complete liquidation of the Fund's portfolio as of period end and the termination of the Amended and Restated Advisory Agreement on such date. Also, it should be noted that the capital gains incentive fee expense fluctuates with the Fund's overall investment results.

Federal Income Taxes

The Fund has elected to be treated, and to qualify annually, as a RIC under Subchapter M of the Code. Generally, a RIC is not subject to federal income taxes on distributed income and gains if it distributes at least 90% of its net ordinary income and net short-term capital gains in excess of its net long-term capital losses, if any, to its stockholders. The Fund intends to distribute sufficient dividends to maintain its RIC status each year and the Fund does not anticipate paying any material federal income taxes in the future.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

The Fund is subject to financial market risks, including changes in interest rates. To the extent that the Fund borrows money to make investments, the Fund's net investment income is dependent upon the difference between the rate at which the Fund borrows funds and the rate at which the Fund invests these funds. In periods of rising interest rates, the Fund's cost of funds would increase, which may reduce the Fund's net investment income.

Because the Fund expects that most of its investments will bear interest at floating rates, the Fund anticipates that an increase in interest rates would have a corresponding increase in the Fund's interest income that would eventually offset any increase in the Fund's cost of funds and, thus, net investment income would not be reduced significantly. The timing of interest rate resets on the Fund's investments and the Fund's debt may differ leading to a temporary increase or decrease in net investment income. However, there can be no assurance that a significant change in market interest rates will not have an adverse effect on the Fund's net investment income. In addition, U.S. and global capital markets and credit markets have experienced a higher level of stress due to the global COVID-19 pandemic, and rising inflation, which has resulted in an increase in the level of volatility across such markets and a general decline in the value of the securities held by the Fund.

The Fund will generally invest in illiquid loans and securities including debt and equity securities of middle-market companies. Because the Fund expects that there will not be a readily available market for many of the investments in the Fund's portfolio, the Fund expects to value many of its portfolio investments at fair value as determined in good faith by the Board using a documented valuation policy and a consistently applied valuation process. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund's investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

In connection with the COVID-19 pandemic and rising inflation, the U.S. Federal Reserve and other central banks have increased interest rates. A prolonged increase in interest rates could results in an increase in the Fund's non-performing assets and a decrease in the value of its portfolio because the portfolio companies paying interest at such increasing floating rates may be unable to meet higher payment obligations. In periods of rising interest rates, the Fund's cost of funds would increase, which, if not matched with the rising interest rates of its performing floating-rate assets, could result in a decrease in its net investment income. Incurring additional leverage will magnify the impact of an increase to the Fund's cost of funds. A decrease in interest rates may reduce net income, because new investments may be made at lower rates despite the increased demand for the Fund's capital that the decrease in interest rates may produce.

Assuming that the consolidated statement of assets and liabilities as of December 31, 2023 were to remain constant and that the Fund took no actions to alter its existing interest rate sensitivity, the following table shows the annualized impact of hypothetical base rate changes in interest rates.

Change in Interest Rates	Increase (Decrease) in Interest Income		Increase (Decrease) in Interest Expense		Net Increase (Decrease) in Net Investment Income	
Down 25 basis points	$	(3,314,683)	$	(2,050,625)	$	(1,264,058)
Up 100 basis points	$	13,258,734	$	5,903,004	$	7,355,730
Up 200 basis points	$	26,517,468	$	16,405,000	$	10,112,468
Up 300 basis points	$	39,776,201	$	24,607,500	$	15,168,701

The above outcomes are estimates based on models that use assumptions, and such assumptions may not hold true should any of the listed scenarios occur. The table should be read in conjunction with the "Forward-Looking Statements" section to this annual report.

In addition, although the Fund does not currently intend to make investments that are denominated in a foreign currency, to the extent it does, the Fund will be subject to risks associated with changes in currency exchange rates. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved.

The Fund may hedge against interest rate and currency exchange rate fluctuations by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act. While hedging activities may insulate the Fund against adverse changes in interest rates, they may also limit the Fund's ability to participate in benefits of lower interest rates with respect to the Fund's portfolio of investments with fixed interest rates.

Item 8.   **Consolidated Financial Statements and Supplementary Data**

Information required by this Item is included beginning on page 85.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Evaluation of disclosure controls and procedures

As of the end of the period covered by this report, the Fund carried out an evaluation, under the supervision and with the participation of the Fund's management, including the Fund's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Fund's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Fund's Chief Executive Officer and Chief Financial Officer have concluded that the Fund's current disclosure controls and procedures are effective in timely alerting them to material information relating to the Fund that is required to be disclosed by the Fund in the reports it files or submits under the Exchange Act.

Management's report on internal control over financial reporting

The Fund's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Under the supervision and with participation of the Fund's Chief Executive Officer and Chief Financial Officer, the Fund conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Fund's evaluation under the framework in Internal Control — Integrated Framework (2013), management concluded that the Fund's internal control over financial reporting was effective as of December 31, 2023.

Changes in internal controls over financial reporting

There have been no changes in the Fund's internal control over financial reporting (as defined in Rule 13a-15(f) of Exchange Act) that occurred during the Fund's most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Fund's internal control over financial reporting.

Item 9B.   **Other Information**

Rule 10b5-1 Trading Plans

During the fiscal quarter ended December 31, 2023, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of the Fund's securities to satisfy the affirmative defense conditions of Exchange Act Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

PART III

Item 10.   **Directors, Executive Officers and Corporate Governance**

Board Purpose and Structure

The Fund's business and affairs are managed under the direction of the Board. The Board is divided into three classes of directors serving staggered three-year terms and consists of five members, three of whom are not "interested persons" of the Fund, the Adviser or their respective affiliates under Section 2(a)(19) of the 1940 Act. The Fund refers to these individuals as its "Independent Directors." The Board elects its officers, who serve at the discretion of the Board. The responsibilities of the Board include quarterly determinations of fair value of the Fund's assets, corporate governance activities, oversight of the Fund's financing arrangements and oversight of the Fund's investment activities. Oversight of the Fund's investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day management of the Fund's investment activities. The Board anticipates reviewing risk management processes at both regular and special Board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board's risk oversight function is to ensure that the risks associated with the Fund's investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board's oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

The Board has established an Audit Committee and a Nominating and Corporate Governance Committee, and may establish additional committees from time to time as necessary. The scope of the responsibilities assigned to each of these committees is discussed in greater detail below. J. Brent Humphries, an "interested person" of the Fund, serves as Chairman of the Board and President of the Fund. The Fund believes that

Mr. Humphries' history with the Adviser as its President and Chairman of the Investment Committee and his extensive knowledge of and experience in the financial services industry qualify him to serve as the Chairman of the Board. The Fund's view is that it is best served through this existing leadership structure, as Mr. Humphries' relationship with the Adviser provides an effective bridge and encourages an open dialogue between management and the Board, ensuring that both groups act with a common purpose.

The Board does not have a lead Independent Director. The Fund is aware of the potential conflicts that may arise when a non-Independent Director is Chairman of the Board, but believes these potential conflicts are offset by its strong corporate governance practices. The Fund's corporate governance practices include regular meetings of the Independent Directors in executive session without the presence of interested Directors and management and the establishment of an Audit Committee and a Nominating and Corporate Governance Committee, each of which is comprised solely of Independent Directors.

Board Meetings and Attendance

During 2023, including both regularly scheduled and special meetings, the Board met a total of four times, the Audit Committee met a total of four times and the Nominating and Corporate Governance Committee met a total of two times. During 2023, none of the Fund's Directors attended fewer than 75% of the meetings of the Board. Additionally, in 2023, 100% of the members of the Audit Committee attended all of the meetings of such committee and 100% of the members of the Nominating and Corporate Governance Committee attended all of the meetings of such committee. During each meeting of the Audit Committee, the Audit Committee met privately with the Fund's independent registered public accounting firm. All directors are expected to attend at least 75% of the aggregate number of meetings of the Board and of the respective committees on which they serve. The Fund requires each director to make a diligent effort to attend all Board and committee meetings. The Fund does not have a formal policy regarding director attendance at an annual meeting of stockholders. Two of the Fund's directors attended the 2023 annual meeting of stockholders via video webcast.

Board of Directors and Executive Officers

Directors

Under the Fund's articles of incorporation, the Fund's directors are divided into three classes. At each annual meeting, directors are elected for staggered terms of three years, with the term of office of only one of these three classes of directors expiring each year. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Information regarding the Board is as follows:

Name	Age	Class	Position	Director Since	Expiration of Term
Interested Directors					
J. Brent Humphries	56	Class I	President and Chairman of AB Private Credit Investors Corporation President, AB Private Credit Investors LLC (Adviser)	2016	2026
Matthew Bass	45	Class II	Interested Director	2016	2024
Independent Directors					
Terry Sebastian	56	Class I	Director	2016	2026
John G. Jordan	53	Class II	Director	2016	2024
Richard S. Pontin	70	Class III	Director	2016	2025

The address for each of the Fund's directors is c/o AB Private Credit Investors Corporation, 1345 Avenue of the Americas, 41st Floor, New York, New York 10105.

Executive Officers Who Are Not Directors

Name	Age	Executive Officer Since	Position
Jennifer Friedland	49	2021	Chief Compliance Officer
Wesley Raper	45	2016	Chief Financial Officer

Biographical Information

Directors

The Fund's directors have been divided into two groups – interested directors and independent directors. An interested director is an "interested person" as defined in Section 2(a)(19) of the 1940 Act.

Interested Directors

J. Brent Humphries, the Fund's President and the Chairman of the Board, is also the President of the Adviser, which is responsible for all investment decisions for the Fund. Brent Humphries joined AB in 2014 as a founding member and President of the Adviser, where he has primary responsibility for overseeing all aspects of the business, including chairing the investment committee, fundraising, investor relations, investment originations, structuring and underwriting, as well as ongoing portfolio management and compliance. He previously held the same position with Barclays Private Credit Partners LLC. Prior to joining Barclays, Humphries served as group head, generalist financial sponsor coverage for the Goldman Sachs Specialty Lending Group, and later led its structured private equity initiative. Before that, he served as a partner and managing director of the Texas Growth Fund and TGF Management Corp., a middle-market private equity fund and investment advisor, respectively. Humphries previously worked in leveraged finance with NationsBank and J.P. Morgan, and as a financial analyst with Exxon. He holds a B.B.A. in finance with an emphasis in accounting from the University of Oklahoma and an M.B.A. from the Harvard Business School. The Fund believes that Mr. Humphries' experience in middle market corporate credit is a significant competitive advantage for the Fund.

Matthew Bass is Head of Private Alternatives and a member of AB's Operating Committee. As head of AB's Private Alternatives strategic business unit, he is responsible for the leadership and strategic growth of the business, which includes all of AB's private market investment strategies. Previously, Bass held various roles in the firm's Alternatives business (including as head of Alternatives and Multi-Asset Business Development, and COO), where he was responsible for business strategy, sourcing of new investment teams, product development and capital raising. Prior to joining the firm in 2010, Bass was a program director at the United States Department of the Treasury, responsible for the design and implementation of various real estate and real estate capital-markets programs pursuant to the Troubled Asset Relief Program. Before that, he was a vice president at The Blackstone Group's GSO Capital Partners unit. Bass began his career in the Financial Institutions Investment Banking Group at UBS. Mr. Bass holds a B.S. in Finance from Lehigh University. He was selected as an Interested Director because of his prior leadership experience, significant investment knowledge and financial expertise.

Independent Directors

John G. Jordan is an Advisory Board Member of LBJ Family partnership, a position he has held since 2021 and since 2018 a managing member of Viaje 254, LLC and 2FiveFour, LLC. He has also been a member of the Finance Committee of Texas Tribune, Inc. since 2019. He was Chief Financial Officer of Woombikes USA, LLC from 2019 to 2021 and an Advisory Board Member of LBJ Family Wealth Advisors from 2015 through 2021. From 2000 to 2015 he was President and a member of the Board of Directors of BusinesSuites, LP, which he grew into one of the largest regional coworking operators in North America. In 2015 BusinesSuites, LP was renamed Watch Hill Holdings, LP, and from 2015 through 2017, Mr. Jordan served as the entity's President and a member of its Board of Directors. Mr. Jordan also served as the Treasurer and a member of the Board of Directors of Preferred Office Network, LLC from 2010 through 2015, as a member of the Board of Directors of Texas 4000 for Cancer, a non-profit organization, from 2010 through 2014, and as the Treasurer, President, and a member of the Board of Directors of the Global Workspace Association from 2008 through 2013. Prior to 2000, he held positions in finance and business development in financial services and technology firms. Mr. Jordan holds a B.B.A. and an M.B.A. from The University of Texas at Austin, where he was also a part-time lecturer in Entrepreneurial Finance from 2000 through 2006. Mr. Jordan was selected as one of the Fund's Independent Directors because of his prior board experience and financial expertise.

Richard S. Pontin served as a member the Board of Directors and audit committee of Tangoe, a leading provider of information Technology and telecom asset and financial management services for global enterprises, from 2007 through June 2017. He previously served as Executive Chairman of Tangoe from 2007–2009 and as Chief Executive Officer and a member of the Board of Directors of its predecessor company, TRAQ Wireless, from 2004–2007. Mr. Pontin also served as a member of the Board of Directors and the Compensation Committee of PlumChoice Inc. from 2010–2018. Since 2002 Mr. Pontin has also been an advisor to private equity and venture capital companies and entrepreneurs. He has advised several firms, focusing on corporate strategy, business planning, competitive analysis, M&A due diligence, KPI/metric implementation, product planning, and interim Chief Executive Officer Management. Mr. Pontin was an Executive Partner at Teakwood Capital from 2011 to 2015. Between 2002 and 2011 Mr. Pontin served as the Chief Executive Officer of each of Airclic, Inc., Airband Communications, and Ionex Telecom. Prior to 2002, he served as President and Chief Operating Officer of Broadwing Communications and President and Chief Operating Officer of Cincinnati Bell, Inc., and held various positions at Nextel Communications, Bell South, MCI Communications, AT&T and Marion Laboratories. Mr. Pontin holds a B.S. in Biological Science and an M.B.A. from Drexel University, and is a member of the National Association of Corporate Directors, where he was recognized as the 2015 Governance

Fellow for Excellence in Board Management and Governance. Mr. Pontin was selected as one of the Fund's Independent Directors because of his financial expertise and his significant leadership, corporate governance, management and advisory experience.

Terry Sebastian is an Operating Partner with Lake Pacific Partners, a private equity investment firm based in Chicago, IL focused on investments in the food sector where he has been involved since 2000. At Lake Pacific, he has served as a board member or senior executive in several portfolio companies including Cal Pacific Specialty Foods from 2009–2017, Maxi from 2002–2011, Gladson from 2005–2011 and Teepak Holdings from 2001–2008. Beginning in 2019, he serves as Chairman of Innovative Freeze Dried Food. Prior to Lake Pacific, Mr. Sebastian was a senior vice president at Natural Nutrition Group from 1996–1999 and an executive at McCain Foods from 1993–1994. He began his career as a management consultant at Booz, Allen & Hamilton. In addition to his commercial activities, Mr. Sebastian has served in several non-profit and industry roles. He previously served as a member of the board of directors of the California Strawberry Commission from 2012–2017 and as the Chairman of the Processing Strawberry Advisory Board from 2015–2017. Mr. Sebastian holds an M.B.A. from the Harvard Business School and a B.B.A. with high honors from the University of Texas at Austin. Mr. Sebastian was selected as one of the Fund's Independent Directors because of his prior board and management experience.

Executive Officers Who Are Not Directors

Jennifer Friedland, the Fund's Chief Compliance Officer, joined AB in 2020. Since 2020, Ms. Friedland has served as Vice President and Director of Fund Compliance for sub-advised funds of AB, and formerly served as the Fund's Deputy Chief Compliance Officer. Beginning in 2023, Ms. Friedland also serves as the Chief Compliance Officer of the AllianceBernstein and Sanford C. Bernstein funds. Prior to joining AB, Ms. Friedland served as the Chief Compliance Officer of an SEC-registered investment adviser. Ms. Friedland received her J.D. from Southwestern Law School. She received her B.S. from the University of North Carolina – Charlotte.

Wesley Raper, the Fund's Chief Financial Officer, joined AB in 2014 as founding member and Chief Operating Officer of the Adviser, where he is involved in strategy and planning, operations, financing, accounting, portfolio analyses, cash management and compliance. He previously held the same role at Barclays Private Credit Partners LLC from 2008 to 2014. Mr. Raper was a vice president in the Information Technology Group at Barclays LLC from 2000 to 2008. He holds an MEng from the University of Bristol and an M.S. in Finance from the Zicklin School of Business at Baruch College.

Code of Ethics

The Fund and the Adviser each have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), respectively, that establishes procedures for personal investments and restricts certain transactions by the Fund's personnel. The code of ethics applies to, among others, the Fund's senior officers, including its Chief Executive Officer and its Chief Financial Officer, as well as every officer, director and employee of the Fund. The Fund's codes of ethics generally do not permit investments by its employees in securities that may be purchased or held by the Fund. Persons subject to this code may invest in securities for their personal investment accounts so long as such investments are made in accordance with the code's requirements. A copy of the Fund's code of ethics is available to the Fund's stockholders on the Fund's website: *www.alliancebernstein.com/corporate/management/corporate-governance.htm.*

Committees of the Board of Directors

The Board has established an Audit Committee and a Nominating and Corporate Governance Committee and may establish additional committees in the future. All directors are expected to attend least 75% of the aggregate number of meetings of the Board and of the respective committees on which they serve. The Fund requires each director to make a diligent effort to attend all Board and committee meetings.

Audit Committee

The Audit Committee operates pursuant to a charter approved by the Board, which sets forth the responsibilities of the Audit Committee. A copy of the Audit Committee's charter is available to stockholders on the Fund's website. The members of the Fund's Audit Committee are Messrs. Jordan, Pontin and Sebastian, each of whom is an Independent Director and meet the current independence and experience requirements of Rule 10A-3 of the Exchange Act. Mr. Pontin serves as Chair of the Audit Committee. The Board has determined that Mr. Pontin is an "audit committee financial expert" as that term is defined under Item 407 of Regulation S-K, as promulgated under the Exchange Act. The Audit Committee is responsible for assisting the Board in its oversight of the accounting and financial reporting policies and practices, as well as cybersecurity oversight.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee operates pursuant to a charter approved by the Board. A copy of the Nominating and Corporate Governance Committee's charter is available to stockholders on the Fund's website. The members of the Nominating and Corporate Governance Committee are Messrs. Jordan, Pontin and Sebastian, each of whom is an Independent Director. Mr. Jordan serves as Chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for assisting the Board in carrying out its responsibilities with respect to governance of the Fund and the selection, nomination, evaluation and compensation of members of the Board in accordance with applicable laws, regulations and industry best practices. The Fund's Nominating and Corporate Governance Committee may consider nominating an individual recommended by a stockholder for election as a director if such stockholder complies with the advance notice provisions of the Fund's bylaws. The Fund expects that the 2024 annual meeting of stockholders will be held in August 2024, but the exact date, time and location of such meeting have yet to be determined. A stockholder who intends to present a proposal at that annual meeting, including nomination of a director, must submit the proposal in writing to the Secretary of the Fund, 1345 Avenue of the Americas, 41st Floor, New York, New York, 10105, Attention: Neal Kalechofsky, Secretary. Notices of intention to present proposals, including nomination of a director, at the 2024 annual meeting must be received by the Fund not earlier than the 150th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. However, if the date of the 2024 annual meeting is advanced or delayed by more than 30 days from the anniversary of the 2023 annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. In order for a proposal to be considered for inclusion in the Fund's proxy statement for the 2024 annual meeting, the Fund must receive the proposal no later than the 120th day prior to the first anniversary of the date of the Fund's proxy statement for the preceding year's annual meeting. The submission of a proposal does not guarantee its inclusion in the Fund's proxy statement or presentation at the meeting unless certain securities law requirements are met. The Fund reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. The Nominating and Corporate Governance Committee will consider and evaluate nominee candidates properly submitted by stockholders on the same basis as it considers and evaluates candidates recommended by other sources.

The Nominating and Corporate Governance Committee seeks candidates who possess the background, skills and expertise to make a significant contribution to the Board, the Fund and its stockholders. In considering possible candidates for election as a director, the Nominating and Corporate Governance Committee may take into account a wide variety of factors, including (but not limited to):

- the candidate's knowledge in matters relating to the investment company industry;

- any experience possessed by the candidate as a director/trustee or senior officer of other public companies;

- the candidate's educational background;

- the candidate's reputation for high ethical standards and personal and professional integrity;

- any specific financial, technical or other expertise possessed by the candidate, and the extent to which such expertise would complement the Board's existing mix of skills and qualifications;

- the candidate's perceived ability to contribute to the on-going functions of the Board, including the candidate's ability and commitment to attend meetings regularly, work collaboratively with other members of the Board and carry out his or her duties in the best interests of the Fund;

- the candidate's ability to qualify as an independent director for purposes of the 1940 Act and any other standards of independence that may be relevant to the Fund;

- the extent to which the candidate's background, skills, and experience would complement the background, skills, and experience of other nominees and contribute to the diversity of the Board; and

- such other factors as the Nominating and Corporate Governance Committee determines to be relevant in light of the existing composition of the Board and any anticipated vacancies or other factors.

The Nominating and Corporate Governance Committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the Nominating and Corporate Governance Committee considers and discusses diversity, among other factors, with a view toward the needs of the Board as a whole. The Nominating and Corporate Governance Committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to the Board, when identifying and recommending director nominees. The Nominating and Corporate Governance Committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the Nominating and Corporate Governance Committee's goal of creating a Board that best serves the Fund's needs and the interests of its stockholders. In addition, as part of the Board's annual self-assessment, the members of the Nominating and Corporate Governance Committee will evaluate the membership of the Board and whether the Board maintains satisfactory policies regarding membership selection.

Communications Between Stockholders and the Board

The Board welcomes communications from the Fund's stockholders. Stockholders may send communications to the Board or to any particular director to the following address: 1345 Avenue of the Americas, 41st Floor, New York, New York 10105, Attention: Neal Kalechofsky, Secretary. Stockholders should indicate clearly the director or directors to whom the communication is being sent so that each communication may be forwarded directly to the appropriate director(s).

Item 11.   Executive Compensation

The Fund does not currently have any employees and does not expect to have any employees. Services necessary for the Fund's business will be provided by individuals who are employees of the Adviser, the Administrator or their respective affiliates, pursuant to the terms of the Advisory Agreement, the Administration Agreement and the Expense Reimbursement Agreement, as applicable. The Fund's day-to-day investment and administrative operations will be managed by the Adviser and the Administrator. Most of the services necessary for the origination and administration of the Fund's investment portfolio will be provided by investment professionals employed by the Adviser, the Administrator or their affiliates.

None of the Fund's executive officers will receive direct compensation from the Fund. The Fund may reimburse the Adviser the allocable portion of the compensation paid by the Administrator (or its affiliates) to the Fund's Chief Compliance Officer and Chief Financial Officer (based on the percentage of time such individuals devote, on an estimated basis, to the Fund's business and affairs). See "*Business — Investment Advisory Agreement*" and "*Certain Relationships and Related Transactions, and Director Independence*."

Compensation of Directors

No compensation is expected to be paid to the Fund's directors who are "interested persons," as such term is defined in Section 2(a)(19) of the 1940 Act. For fiscal year 2023, each independent director received an annual retainer of $91,000. In addition, the Chair of the Fund's Audit Committee received an annual retainer of $6,500. The Fund has obtained directors' and officers' liability insurance on behalf of its directors and officers. Independent directors will have the option of having their directors' fees paid in Shares issued at a price per share equal to the per share net asset value of the Fund's common stock.

The table below sets forth the compensation received by each director for the fiscal year ended December 31, 2023 from (i) the Fund and (ii) all of the companies in the Fund Complex. "Fund Complex" is defined to include business development companies and registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services, or business development companies and registered investment companies advised by the Adviser, or that have an investment adviser that is an affiliated person of any other fund in the fund complex. Therefore, the Fund Complex consists of the Fund and AB CarVal Opportunistic Credit Fund. The Fund's directors do not receive any retirement benefits from the Fund or any other member of the Fund Complex.

Name of Director	Fees Earned or Paid in Cash by the Fund ($)	Total Compensation from the Fund ($)	Total Compensation from the Fund Complex ($)
Interested Director			
J. Brent Humphries	$ —	$ —	$ —
Matthew Bass	$ —	$ —	$ —
Independent Directors			
John G. Jordan	$ 91,000	$ 91,000	$ 91,000
Richard S. Pontin	$ 97,500	$ 97,500	$ 97,500
Terry Sebastian	$ 91,000	$ 91,000	$ 91,000

Compensation and Insider Participation

The Fund does not have a compensation committee because the executive officers do not receive any direct compensation from the Fund. The Independent Directors review their own compensation and recommend to the Board the appropriate level of compensation. This level of compensation may be adjusted from time to time. In conducting their review, the Independent Directors use such information as they deem relevant, including compensation paid to directors or trustees of other BDCs of similar size and the time and effort required of the directors in fulfilling their responsibilities to the Fund. The Board determines the compensation of the Independent Directors.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth, as of March 29, 2024, the beneficial ownership of each current director, the nominees for director, the Fund's executive officers, each person known to the Fund to beneficially own 5.0% or more of the outstanding Shares, and the executive officers and directors as a group.

The percentage ownership is based on Shares outstanding as of March 29, 2024. As of such date, there were no Shares subject to warrants or other convertible securities outstanding. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. To the Fund's knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all Shares beneficially owned. The address for each listed individual is c/o AB Private Credit Investors Corporation, 1345 Avenue of the Americas, 41st Floor, New York, NY 10105.

Name of Beneficial Owners	Number of Shares of Common Stock Beneficially Owned	Percent of Class
Interested Directors		
J. Brent Humphries	—	0 %
Matthew Bass	—	0 %
Executive Officer		
Wesley Raper	—	0 %
Independent Directors		
John G. Jordan	20,722.784	*
Richard S Pontin	—	0 %
Terry Sebastian	21,728.077	*
All Directors and Executive Officers as a Group	42,450.861	*
Owners of 5% or more of the Fund's common stock AB Private Credit Investors Corporation		**0 %**

* Represents less than 1%

Item 13.   Certain Relationships and Related Transactions

Transactions with Related Persons; Review, Approval or Ratification of Transactions with Related Persons, Policies and Procedures for Managing Conflicts; Co-investment Opportunities

Certain members of the Adviser's senior investment team and Investment Committee serve, or may serve, as officers, directors, members or principals of entities that operate in the same or a related line of business as the Fund does, or of investment vehicles managed by the Adviser or AB with similar investment objectives. Similarly, the Adviser may have other clients with similar, different or competing investment objectives. See "*Risk Factors — Risks Related to The Fund's Business and Structure — There are significant potential conflicts of interest which could impact the Fund's investment returns.*" As a result, members of the Adviser's senior investment team, in their roles at the Adviser, may face conflicts in the allocation of investment opportunities among the Fund and other investment vehicles managed by the Adviser with similar or overlapping investment objectives in a manner that is fair and equitable over time and consistent with the Adviser's allocation policy. Generally, when a particular investment would be appropriate for the Fund as well as one or more other investment funds, accounts or vehicles managed by the Adviser's senior investment team, such investment will be apportioned by the Adviser's senior investment team in accordance with (1) the Adviser's internal conflict of interest and allocation policies, (2) the requirements of the Advisers Act and (3) certain restrictions under the 1940 Act regarding co-investments with affiliates and consistent with the Order described below. Such apportionment may not be strictly pro rata, depending on the good-faith determination of all relevant factors, including differing investment objectives, diversification considerations and the terms of the Fund's or the respective governing documents of such investment funds, accounts or investment vehicles. These procedures could, in certain circumstances, limit whether or not a co-investment opportunity is available to the Fund, the timing of acquisitions and dispositions of investments, the price paid or received by the Fund for investments or the size of the investment purchased or sold by the Fund. The Adviser believes that this allocation system is fair and equitable, and consistent with its fiduciary duty to the Fund. In particular, the Fund has disclosed to investors how allocation determinations are made among any investment vehicles managed by the Adviser.

The Fund may co-invest with investment funds, accounts and vehicles managed by the Adviser, where doing so is consistent with the Fund's investment strategy as well as applicable law and SEC staff interpretations, as well as the exemptive order that the Fund and certain of its affiliates received from the SEC on August 6, 2018, which expands relief previously granted to the Fund on October 11, 2016, and which the Fund refers to as the "Order." Absent the Order, the Fund's ability to co-invest would have been more limited. The Order expands the Fund's ability to co-invest in portfolio companies with Affiliated Funds, which the new exemptive relief defines to include affiliated managed accounts, in a manner consistent with the Fund's investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with the Order. Pursuant to the Order, the Fund is permitted to co-invest with Affiliated Funds if, among other things, a "required majority" (as defined in Section 57(o) of the 1940 Act) of the Fund's independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Fund and its stockholders and do not involve overreaching in respect of the Fund or its stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Fund's stockholders and is consistent with the Fund's investment objective and strategies. The Fund intends to co-invest with Affiliated Funds, subject to the conditions included in the Order.

Investment Advisory Agreement

The Fund entered into the Advisory Agreement with the Adviser on November 13, 2019, which was amended and restated on March 24, 2022. For the years ended December 31, 2023 and December 31, 2022, the Fund incurred a management fee of $16,898,965 and $14,216,401, respectively, of which $0 and $283,566 was voluntarily waived by the Adviser, respectively. For the years ended December 31, 2023 and December 31, 2022, the Fund incurred an income-based incentive fee of $11,850,031 and $6,693,257, respectively. For the year ended December 31, 2023, the Fund did not recognize a capital gains incentive fee under GAAP. For the year ended December 31, 2022, the Fund reduced the previously recognized capital gains incentive fee under GAAP by $(1,283,044), which was not realized. The Adviser is responsible for sourcing, reviewing and structuring investment opportunities for the Fund, underwriting and conducting diligence on the Fund's investments and monitoring the Fund's investment portfolio on an ongoing basis. The Adviser's incentive fee is based, among other things, on the value of the Fund's investments and, therefore, there may be a conflict of interest when personnel of the Adviser are involved in the valuation process for the Fund's portfolio investments. For example, the terms of the Adviser's base management and incentive fees may create an incentive for the Adviser to approve and cause the Fund to make more speculative investments that the Fund would otherwise make in the absence of such fee structure.

Mr. Humphries, the Fund's President and Chairman of the Board, is a member of the Adviser's Investment Committee, and the Fund's Chief Financial Officer, Wesley Raper, and other members of the senior management and the Investment Committee of the Adviser serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund does, or of investment funds managed by the Adviser or its affiliates. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the Fund's best interest or in the best interest of its investors. The Fund's investment objective may overlap with the investment objectives or such investment funds, accounts or other investment vehicles. For example, the Adviser concurrently manages accounts that are pursuing an investment strategy similar to the Fund's strategy, and the Fund may compete with these and other entities managed by affiliates of the Adviser for capital and investment opportunities. As a result, those individuals at the Adviser may face conflicts in the allocation of investment opportunities between the Fund and other investment funds or accounts advised by principals of, or affiliated with, the Adviser. See "*Risk Factors — Risks Related to the Fund's Business and Structure — There are significant potential conflicts of interest which could impact the Fund's investment returns; — The Fund's incentive fee may induce the Adviser to pursue speculative investments and to use leverage when it may be unwise to do so; — The compensation the Fund will pay to the Adviser was not determined on an arm's-length basis. Thus, the terms of such compensation may be less advantageous to the Fund than if such terms had been the subject of arm's-length negotiations; — The Fund may borrow money, which would magnify the potential for gain or loss on amounts invested and may increase the risk of investing in the Fund.*"

Administration Agreement and Expense Reimbursement Agreement

The Fund has entered into an administration agreement with the Administrator (the "Administration Agreement") and a separate expense reimbursement agreement with the Adviser (the "Expense Reimbursement Agreement") under which any allocable portion of the cost of the Fund's Chief Compliance Officer and Chief Financial Officer and their respective staffs will be reimbursed by the Fund. Under the Administration Agreement, the Administrator is responsible for providing the Fund with clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Pursuant to the Expense Reimbursement Agreement, the Fund pays the Adviser an amount equal to its allocable portion (subject to the review of the Board) of its overhead resulting from its obligations under the Expense Reimbursement Agreement, including the allocable portion of the cost of the Fund's Chief Compliance Officer and Chief Financial Officer and their respective staffs associated with performing compliance functions. See "*Business — Administration Agreement*" and "*Risk Factors — Risks Related to the Fund's Business and Structure — There are significant potential conflicts of interest which could impact the Fund's investment returns.*"

Expense Support and Conditional Reimbursement Agreement

On September 29, 2017, the Fund and the Adviser entered into an agreement, which the Fund refers to as the "Expense Support and Conditional Reimbursement Agreement," to limit certain of the Fund's Operating Expenses, as defined in the Expense Support and Conditional Reimbursement Agreement, to no more than 1.5% of the Fund's average quarterly gross assets. To achieve this percentage limitation, the Adviser has agreed to reimburse the Fund for certain Operating Expenses on a quarterly basis, any such payment by the Adviser is referred to as an "Expense Payment," and the Fund has agreed to later repay such amounts, any such payment by the Fund is referred to as a "Reimbursement Payment," pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement.

As of December 31, 2023, the amount of Expense Payments provided by the Adviser since inception was $4,874,139. The following table reflects the Expense Payments which are no longer subject to reimbursement pursuant to the Expense Agreement:

For the Quarters Ended	Amount of Expense Support	Amount of Reimbursement Payment	Amount of Unreimbursed Expense Support	Effective Rate of Distribution per Share[1]	Reimbursement Eligibility Expiration	Percentage Limit[2]
September 30, 2017	$1,002,147	$ 1,002,147	$ —	n/a	September 30, 2020	1.5%
December 31, 2017	1,027,398	1,027,398	—	n/a	December 31, 2020	1.5%
March 31, 2018	503,592	503,592	—	n/a	March 31, 2021	1.5%
June 30, 2018	1,086,482	755,992	330,490	4.787%	June 30, 2021	1.0%
September 30, 2018	462,465	462,465	—	4.715%	September 30, 2021	1.0%
December 31, 2018	254,742	—	254,742	6.762%	December 31, 2021	1.0%
March 31, 2019	156,418	156,418	—	5.599%	March 31, 2022	1.0%
June 30, 2019	259,263	259,263	—	6.057%	June 30, 2022	1.0%
September 30, 2019	31,875	31,875	—	5.154%	September 30, 2022	1.0%
December 31, 2019	—	—	—	6.423%	December 31, 2022	1.0%
March 31, 2020	89,757	—	89,757	10.17%	March 31, 2023	1.0%
June 30, 2020	—	—	—	5.662%	June 30, 2023	1.5%
September 30, 2020	—	—	—	6.063%	September 30, 2023	1.5%
December 31, 2020	—	—	—	6.266%	December 31, 2023	1.5%
March 31, 2021	—	—	—	6.241%	March 31, 2024	1.0%
June 30, 2021	—	—	—	6.219%	June 30, 2024	1.0%
September 30, 2021	—	—	—	6.503%	September 30, 2024	1.0%
December 31, 2021	—	—	—	5.706%	December 31, 2024	1.0%
March 31, 2022	—	—	—	9.483%	March 31, 2025	1.0%
June 30, 2022	—	—	—	5.815%	June 30, 2025	1.0%
September 30, 2022	—	—	—	7.590%	September 30, 2025	1.0%
December 31, 2022	—	—	—	10.135%	December 31, 2025	1.0%
March 31, 2023	—	—	—	4.237%	March 31, 2026	1.0%
June 30, 2023	—	—	—	7.940%	June 30, 2026	1.0%
September 30, 2023	—	—	—	9.251%	September 30, 2026	1.0%
December 31, 2023	—	—	—	8.892%	December 31, 2026	1.0%
Total	$4,874,139	$ 4,199,150	$ 674,989			

(1) The effective rate of distribution per share is expressed as a percentage equal to the projected annualized distribution amount as of the end of the applicable period (which is calculated by annualizing the regular quarterly cash distributions per share as of such date without compounding), divided by the Fund's gross offering price per share as of such date.

(2) Represents the actual percentage of Operating Expenses paid by the Fund in any quarter after deducting any Expense Payment, as a percentage of the Fund's average quarterly gross assets.

Transfer Agency Agreement

On September 26, 2017, the Fund and AllianceBernstein Investor Services, Inc., which the Fund refers to as "ABIS," an affiliate of the Fund, entered into an agreement pursuant to which ABIS will provide transfer agent services to the Fund. The Fund bears the expenses related to the agreement with ABIS.

Promoters and Certain Control Persons

The Adviser may be deemed a promoter of the Fund. The Adviser, for its services to the Fund, will be entitled to receive base management and incentive fees. In addition, under the Advisory Agreement and to the extent permitted by applicable law and in the discretion of the Board, the Fund indemnifies the Adviser and certain of its affiliates. See "*Business — Investment Management and Advisory Agreement.*"

For information regarding the independence of the Fund's directors, see *"Directors, Executive Officers and Corporate Governance."*

Item 14. Principal Accountant Fees and Services

Independent Registered Public Accounting Firm

The following table shows the audit fees and non-audit related fees accrued or paid to PricewaterhouseCoopers LLP ("PwC") for professional services performed for the Fund's fiscal years ended December 31, 2023 and December 31, 2022:

	Fiscal Year Ended December 31, 2023	Fiscal Year Ended December 31, 2022
Audit Fees	$ 413,000	$ 374,500
Audit Related Fees	1,773,000	1,666,000
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$ 2,186,000	$ 2,040,500

Audit Fees. Audit fees consist of fees billed for professional services rendered for the audits of the Fund's financial statements, review of financial statements included in the Fund's Quarterly Reports on Form 10-Q and services that are normally provided by PwC in connection with statutory and regulatory filings.

Audit Related Fees. Audit related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Fund's financial statements and are not reported under "Audit Fees." These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Fees. Tax fees consist of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state, and local tax compliance and filings.

All Other Fees. All other fees would include fees for products and services other than the services reported above.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

The Fund maintains an auditor independence policy that, among other things, mandates that the Audit Committee review, negotiate and approve in advance the scope of work, any related engagement letter and the fees to be charged by the independent registered public accounting firm for audit services and permissible non-audit services for the Fund, and for permissible non-audit services for the Adviser and any affiliates thereof that provide services to the Fund, if such non-audit services are directly related to the operations or financial reporting of the Fund. All of the audit and non-audit services described above for which fees were incurred by the Fund for the fiscal year ended December 31, 2023 were pre-approved by the Audit Committee in accordance with its pre-approval policy.

Review and Discussion with Independent Registered Public Accounting Firm

The Audit Committee has reviewed the audited consolidated financial statements and met and held discussions with management regarding the audited consolidated financial statements, and the Audit Committee recommended the inclusion of the consolidated financial statements in this Annual Report on Form 10-K. Management has represented to the Audit Committee that the Fund's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board and has discussed with the auditors the auditors' independence.

PART IV

Item 15.   **Exhibits, Consolidated Financial Statement Schedules**

(a) Documents Filed as Part of this Report

The following consolidated financial statements are set forth in Item 8:

(b) Exhibits

The following exhibits are filed as part of this report or hereby incorporated by reference to exhibits previously filed with the SEC:

3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Fund's Registration Statement on Form 10 (File No. 000-55640) filed on May 5, 2016).
3.2	Amended Articles of Incorporation (incorporated by reference to Exhibit 3.2 to the Fund's Registration Statement on Form 10 (File No. 000-55640) filed on May 5, 2016).
3.3	Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.3 to the Fund's Registration Statement on Form 10 (File No. 000-55640) filed on July 1, 2016).
3.4	Articles of Amendment (incorporated by reference to Exhibit 3.1 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on September 14, 2021).
3.5	Bylaws (incorporated by reference to Exhibit 3.4 to the Fund's Registration Statement on Form 10 (File No. 000-55640) filed on July 1, 2016).
4.1	Description of Securities of AB Private Credit Investors Corporation.*
10.1	Administration Agreement, dated September 29, 2017, by and between the Fund and the Administrator (incorporated by reference to Exhibit 10.1 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on September 29, 2017).
10.2	Custodian Agreement, dated September 29, 2017, by and between the Fund and the Administrator (incorporated by reference to Exhibit 10.2 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on September 29, 2017).
10.3	Expense Support and Conditional Reimbursement Agreement, dated September 29, 2017, by and between the Fund and the Adviser (incorporated by reference to Exhibit 10.3 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on September 29, 2017).
10.4	Transfer Agency Agreement, dated September 26, 2017, by and between the Fund and AllianceBernstein Investor Services Inc. (incorporated by reference to Exhibit 10.4 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on September 29, 2017).
10.5	Second Amended and Restated Dividend Reinvestment Plan, effective as of November 11, 2021 (incorporated by reference to Exhibit 4.1 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on November 12, 2021).
10.6	License Agreement, dated August 14, 2017, by and between the Adviser and the Fund (incorporated by reference to Exhibit 10.2 to the Fund's Quarterly Report on Form 10-Q (File No. 814-01196) filed on August 14, 2017).
10.7	Expense Reimbursement Agreement, dated August 14, 2017, by and between the Fund and the Adviser (incorporated by reference to Exhibit 10.4 to the Fund's Quarterly Report on Form 10-Q (File No. 814-01196) filed on August 14, 2017).
10.8	Amended and Restated Investment Advisory Agreement, dated November 13, 2019, by and between the Fund and the Adviser (incorporated by reference to Exhibit 10.1 to the Fund's Quarterly Report on Form 10-Q (File No. 814-01196) filed on November 14, 2019).
10.9	Fee Waiver Letter Delivered to AB Private Credit Investors Corporation by AB Private Credit Investors LLC, dated March 24, 2022 (incorporated by reference to Exhibit 10.2 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on March 25, 2022).
10.10	Second Amended and Restated Investment Advisory Agreement, dated March 24, 2022, by and between the Fund and the Adviser (incorporated by reference to Exhibit 10.1 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on March 25, 2022).
10.11	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Fund's Quarterly Report on Form 10-Q (File No. 814-01196) filed on August 14, 2017).
10.12	Indenture by and among ABPCI Direct Lending Fund CLO VI Ltd, as issuer, ABPCI Direct Lending Fund CLO VI LLC, as co-issuer and U.S. Bank National Association, as trustee, dated as of August 9, 2019 (incorporated by reference to Exhibit 10.1 to the Fund's Quarterly Report on Form 10-Q (File No. 814-01196) filed on August 14, 2019).
10.13	First Supplemental Indenture by and among ABPCI Direct Lending Fund CLO VI Ltd. as issuer, ABPCI Direct Lending Fund CLO VI LLC, as co-issuer and U.S. Bank National Association, as trustee, dated as of April 28, 2022 (incorporated by reference to Exhibit 10.1 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on May 4, 2022).
10.14	Indenture by and among ABPCI Direct Lending Fund CLO XIII Ltd, as issuer, ABPCI Direct Lending Fund CLO XIII First Static Subsidiary Ltd, as first static subsidiary, ABPCI Direct Lending Fund CLO XIII Second Static Subsidiary Ltd, as second static subsidiary, ABPCI Direct Lending Fund CLO XIII LLC, as co-issuer and U.S. Bank Trust Company, National Association, as trustee, dated as of May 3, 2023 (incorporated by reference to Exhibit 10.1 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on May 5, 2023).
10.15	Amended and Restated Loan Sale and Contribution Agreement by and among AB Private Credit Investors Corporation, as the Seller, ABPCI Direct Lending Fund CLO XIII Depositor LLC, as the Depositor, and ABPCI Direct Lending Fund CLO XIII Ltd, as the Buyer, dated as of May 3, 2023 (incorporated by reference to Exhibit 10.2 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on May 5, 2023).

84

10.16	Loan Financing and Servicing Agreement, dated as of October 15, 2020, among ABPCIC Funding II LLC, as borrower, AB Private Credit Investors LLC, as servicer, AB Private Credit Investors Corporation, as equity holder, the lenders from time to time parties hereto, Synovus Bank, Specialty Finance Division, as facility agent and U.S. Bank National Association, as collateral agent, collateral custodian and securities intermediary (incorporated by reference to Exhibit 10.1 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on October 21, 2020).
10.17	Amendment No. 1 to Loan Financing and Servicing Agreement, dated as of September 22, 2022, among ABPCIC Funding II LLC, as borrower, AB Private Credit Investors LLC, as servicer, AB Private Credit Investors Corporation, as equityholder, the lenders from time to time parties thereto, Synovus Bank, Specialty Finance Division, as facility agent and U.S. Bank Trust Company, National Association, as collateral agent, and U.S. Bank National Association, as collateral custodian and securities intermediary (incorporated by reference to Exhibit 10.1 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on September 27, 2022).
10.18	Securities Account Control Agreement, dated as of October 15, 2020, by and among ABPCIC Funding II LLC, as pledgor, U.S. Bank National Association, as secured party, and U.S. Bank National Association, as securities intermediary (incorporated by reference to Exhibit 10.2 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on October 21, 2020).
10.19	Amended and Restated Sale and Contribution Agreement, between AB Private Credit Investors Corporation, as seller, and ABPCIC Funding II LLC, as purchaser, dated as of October 15, 2020 (incorporated by reference to Exhibit 10.3 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on October 21, 2020).
10.20	Credit Agreement, dated as of April 21, 2023, among ABPCIC Funding IV LLC, as borrower, the lenders referred to therein, Natixis, New York Branch, as administrative agent and U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator (incorporated by reference to Exhibit 10.1 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on April 24, 2023).
10.21	Account Control Agreement, dated as of April 21, 2023, among ABPCIC Funding IV LLC, as debtor, U.S. Bank Trust Company, National Association, as collateral agent and the secured party and U.S. Bank National Association, as securities intermediary (incorporated by reference to Exhibit 10.2 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on April 24, 2023).
10.22	Collateral Management Agreement, dated as of April 21, 2023, by and between ABPCIC Funding IV LLC, as borrower, and AB Private Credit Investors LLC, as collateral manager (incorporated by reference to Exhibit 10.3 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on April 24, 2023).
10.23	Collateral Administration Agreement, dated as of April 21, 2023, among ABPCIC Funding IV LLC, AB Private Credit Investors LLC, as collateral manager, and U.S. Bank Trust Company, National Association, as collateral administrator (incorporated by reference to Exhibit 10.4 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on April 24, 2023).
10.24	Agreement, dated as of April 21, 2023, by and between AB Private Credit Investors Corporation, as seller, and ABPCIC Funding IV LLC, as buyer (incorporated by reference to Exhibit 10.5 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on April 24, 2023).
10.25	Revolving Credit Agreement, dated June 14, 2019, by and among AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P., as initial borrower, AB-Abbott Private Equity Investors G.P. L.P. as initial general partner, the banks and financial institutions from time to time party thereto as lenders and HSBC as the administrative agent for the secured parties (incorporated by reference to Exhibit 10.2 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on July 14, 2021).
10.26	Sixth Amendment to Revolving Credit Agreement, dated as of June 10, 2022, by and among AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P., AB-Abbott Private Equity Investors 2020 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2021 (Delaware) Fund L.P., AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Private Credit Investors Corporation and AB-Abbott Private Equity Solutions 2022 (Delaware) Fund L.P., as borrowers, AB-Abbott Private Equity Investors G.P. L.P., AB-Abbott Private Equity Investors 2020 G.P. L.P., AB-Abbott Private Equity Solutions 2021 G.P. L.P., AB Private Credit Investors Middle Market Direct Lending G.P. L.P. and AB-Abbott Private Equity Solutions 2022 G.P. L.P., as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC Bank USA, National Association as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on June 14, 2022).

10.27	Seventh Amendment to Revolving Credit Agreement, dated as of November 10, 2022, by and among AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P., AB-Abbott Private Equity Investors 2020 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2021 (Delaware) Fund L.P., AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Private Credit Investors Corporation and AB-Abbott Private Equity Solutions 2022 (Delaware) Fund L.P., as borrowers, AB-Abbott Private Equity Investors G.P. L.P., AB-Abbott Private Equity Investors 2020 G.P. L.P., AB-Abbott Private Equity Solutions 2021 G.P. L.P., AB Private Credit Investors Middle Market Direct Lending G.P. L.P. and AB-Abbott Private Equity Solutions 2022 G.P. L.P., as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC Bank USA, National Association as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on November 16, 2022).
10.28	Eighth Amendment to Revolving Credit Agreement, dated as of March 31, 2023, by and among AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P., AB-Abbott Private Equity Investors 2020 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2021 (Delaware) Fund L.P., AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Private Credit Investors Corporation and AB-Abbott Private Equity Solutions 2022 (Delaware) Fund L.P., as borrowers, AB-Abbott Private Equity Investors G.P. L.P., AB-Abbott Private Equity Investors 2020 G.P. L.P., AB-Abbott Private Equity Solutions 2021 G.P. L.P., AB Private Credit Investors Middle Market Direct Lending G.P. L.P. and AB-Abbott Private Equity Solutions 2022 G.P. L.P., as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC Bank USA, National Association as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund's Quarterly Report on Form 10-Q (File No. 814-01196) filed on May 15, 2023).
10.29	Ninth Amendment to Revolving Credit Agreement, dated as of June 9, 2023, by and among AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P., AB-Abbott Private Equity Investors 2020 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2021 (Delaware) Fund L.P., AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Private Credit Investors Corporation, AB-Abbott Private Equity Solutions 2022 (Delaware) Fund L.P. and AB-Abbott Private Equity Solutions 2023 (Delaware) Fund L.P., as borrowers, AB-Abbott Private Equity Investors G.P. L.P., AB-Abbott Private Equity Investors 2020 G.P. L.P., AB-Abbott Private Equity Solutions 2021 G.P. L.P., AB Private Credit Investors Middle Market Direct Lending G.P. L.P., AB-Abbott Private Equity Solutions 2022 G.P. L.P. and AB-Abbott Private Equity Solutions 2023 G.P. L.P., as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC Bank USA, National Association as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on June 13, 2023).
10.30	Tenth Amendment to Revolving Credit Agreement, dated as of November 15, 2023, by and among AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P., AB-Abbott Private Equity Investors 2020 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2021 (Delaware) Fund L.P., AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Private Credit Investors Corporation, AB-Abbott Private Equity Solutions 2022 (Delaware) Fund L.P. and AB-Abbott Private Equity Solutions 2023 (Delaware) Fund L.P., as borrowers, AB-Abbott Private Equity Investors G.P. L.P., AB-Abbott Private Equity Investors 2020 G.P. L.P., AB-Abbott Private Equity Solutions 2021 G.P. L.P., AB Private Credit Investors Middle Market Direct Lending G.P. L.P., AB-Abbott Private Equity Solutions 2022 G.P. L.P. and AB-Abbott Private Equity Solutions 2023 G.P. L.P., as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC Bank USA, National Association as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund's Current Report on Form 8-K (File No. 814-01196) filed on November 17, 2023).
21.1	Subsidiaries of AB Private Credit Investors Corporation*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended*
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the XBRL document*
101.SCHS	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)*

---

* Filed herewith.

Item 16   **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2024

AB PRIVATE CREDIT INVESTORS CORPORATION

By: /s/ J. Brent Humphries
J. Brent Humphries
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: March 29, 2024   **By:** /s/ J. Brent Humphries
J. Brent Humphries
President and Chief Executive Officer and Director

Date: March 29, 2024   **By:** /s/ Wesley Raper
Wesley Raper
Chief Financial Officer and Treasurer

Date: March 29, 2024   **By:** /s/ Terry Sebastian
Terry Sebastian
Director

Date: March 29, 2024   **By:** /s/ Matthew Bass
Matthew Bass
Director

Date: March 29, 2024   **By:** /s/ John G. Jordan
John G. Jordan
Director

Date: March 29, 2024   **By:** /s/ Richard S. Pontin
Richard S. Pontin
Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AB Private Credit Investors Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, of AB Private Credit Investors Corporation and its subsidiaries (the "Fund") as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Fund as of December 31, 2023 and 2022, and the results of its operations, changes in its net assets and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on the Fund's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our procedures included confirmation of securities owned as of December 31, 2023 and 2022 by correspondence with the custodian, agent banks, portfolio company investees, and transfer agents; when replies were not received, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 29, 2024

We have served as the Fund's auditor since 2016.

AB Private Credit Investors Corporation

Consolidated Statements of Assets and Liabilities

	As of December 31, 2023	As of December 31, 2022
Assets		
Investments, at fair value		
Non-controlled/non-affiliated investments (amortized cost of $1,324,506,471 and $1,146,231,264)	$1,307,655,721	$1,122,343,258
Non-controlled affiliated investments (amortized cost of $5,034,379 and $0)	3,464,863	—
Controlled affiliated investments (amortized cost of $0 and $0)	—	173,837
Total investments, at fair value (amortized cost of $1,329,540,850 and $1,146,231,264)	1,311,120,584	1,122,517,095
Cash and cash equivalents	72,671,928	48,785,985
Interest receivable	8,445,019	9,795,021
Receivable for investments sold	47,127	6,428,709
Receivable for fund shares	18,000	2,834,026
Deferred financing costs	2,461,248	1,146,619
Prepaid expenses	—	226,644
Total assets	$1,394,763,906	$1,191,734,099
Liabilities		
Notes payable (net of unamortized discount of $390,381 and $414,624, respectively, and debt issuance costs of $3,681,044 and $1,229,809, respectively)	$ 542,678,575	$ 245,105,567
Credit facility payable	311,500,000	448,000,000
Interest and borrowing expenses payable	12,779,336	8,311,138
Payable for fund shares repurchased	4,930,240	6,304,249
Distribution payable	5,740,909	8,909,055
Incentive fee payable	3,369,132	2,534,935
Management fees payable	4,479,535	3,778,123
Professional fees payable	496,289	594,355
Administrator and custodian fees payable	832,176	725,470
Payable to Adviser	1,158,276	1,347,210
Accrued tax liability	241,195	1,303,918
Payable for investments purchased	—	1,990,087
Transfer agent fees payable	35,381	34,224
Secured borrowings	2,325,617	5,917,275
Total liabilities	$ 890,566,661	$ 734,855,606
Commitments and Contingencies (Note 6)		
Net Assets		
Common stock, par value $0.01 per share (200,000,000 shares authorized, 54,364,707 and 50,228,088 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively)	543,647	502,281
Paid-in capital in excess of par value	524,279,891	485,940,938
Distributable earnings (accumulated loss)	(20,678,340)	(29,599,112)
Total net assets of AB Private Credit Investors Corporation	$ 504,145,198	$ 456,844,107
Non-Controlling Interest in ABPCIC Equity Holdings, LLC	$ 52,047	$ 34,386
Total net assets	$ 504,197,245	$ 456,878,493
Total liabilities and net assets	$1,394,763,906	$1,191,734,099
Net asset value per share of AB Private Credit Investors Corporation	$ 9.27	$ 9.10

See Notes to Consolidated Financial Statements

AB Private Credit Investors Corporation

Consolidated Statements of Operations

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Investment Income:			
From non-controlled/non-affiliated investments:			
Interest income, net of amortization/accretion	$143,183,230	$ 90,611,073	$51,023,706
Payment-in-kind interest	4,764,325	2,277,990	1,614,519
Dividend income	1,084,626	251,076	129,884
From controlled affiliated investments:			
Interest income, net of amortization/accretion	—	219,123	112,499
Total investment income	149,032,181	93,359,262	52,880,608
Expenses:			
Interest and borrowing expenses	66,672,590	32,923,711	13,936,441
Management fees	16,898,965	14,216,401	10,090,280
Income-based incentive fee	11,850,031	6,693,257	3,650,394
Professional fees	2,242,058	1,747,189	2,060,924
Administration and custodian fees	1,231,987	935,080	715,044
Insurance expenses	327,680	630,994	638,402
Collateral management fees	—	588,476	1,844,600
Directors' fees	279,500	200,000	200,000
Transfer agent fees	143,797	122,244	79,209
Capital gains incentive fee	—	(1,283,044)	1,283,044
Other expenses	1,462,061	1,219,394	942,759
Total expenses	101,108,669	57,993,702	35,441,097
Reimbursement payments to Adviser (See Note 3: Expense Support and Conditional Reimbursement Agreement)	—	259,263	1,392,871
Waived collateral management fees	—	(588,476)	(1,844,600)
Expense reimbursement from Adviser	—	—	—
Waived management fees	—	(283,566)	(1,198,763)
Net expenses	101,108,669	57,380,923	33,790,605
Net investment income before taxes	47,923,512	35,978,339	19,090,003
Income tax expense, including excise tax	523,389	1,181,087	278,497
Net investment income after tax	47,400,123	34,797,252	18,811,506
Net realized and change in unrealized gains (losses) on investment transactions:			
Net realized gain (loss) from:			
Non-controlled/non-affiliated investments	(3,700,122)	2,272,511	(947,739)
Controlled affiliated investments	307,140	3,901,578	(239)
Net change in unrealized appreciation (depreciation) from:			
Non-controlled/non-affiliated investments	5,458,755	(29,951,973)	12,257,397
Non-controlled affiliated investments	8,985	—	—
Controlled affiliated investments	(173,837)	(462,665)	636,502
Net realized and change in unrealized gains (losses) on investment transactions	1,900,921	(24,240,549)	11,945,921
Net increase in net assets resulting from operations	49,301,044	$ 10,556,703	$30,757,427
Less: Net increase (decrease) in net assets resulting from operations related to Non-Controlling Interest in ABPCIC Equity Holdings, LLC	$ 4,345	$ 5,033	$ 833
Net increase in net assets resulting from operations related to AB Private Credit Investors Corporation	49,296,699	$ 10,551,670	$30,756,594
Net investment income per share (basic and diluted):			
Net investment income per share (basic and diluted):	$ 0.91	$ 0.81	$ 0.66
Earnings per share (basic and diluted):	$ 0.94	$ 0.25	$ 1.08
Weighted average shares outstanding:	52,318,840	42,791,547	28,442,383

See Notes to Consolidated Financial Statements

AB Private Credit Investors Corporation

Consolidated Statements of Changes in Net Assets

	Common Stock		Paid in Capital in Excess of Par	Distributable Earnings	Non-Controlling Interest - ABPCIC Equity Holdings, LLC	Total Net Assets
	Shares	Par Amount				
Net assets at December 31, 2022	50,228,088	$ 502,281	$485,940,938	$(29,599,112)	$ 34,386	$456,878,493
Increase (decrease) in net assets resulting from operations:						
Net investment income	—	—	—	47,401,308	(1,185)	47,400,123
Net realized gain (loss) on investments	—	—	—	(3,392,982)	—	(3,392,982)
Net change in unrealized appreciation (depreciation) on investments	—	—	—	5,288,373	5,530	5,293,903
Capital Transactions:						
Issuance of common stock	4,343,036	43,431	40,210,731	—	—	40,254,162
Contribution of non-controlling interest into ABPCIC Equity Holdings, LLC	—	—	—	—	13,316	13,316
Issuance of common shares pursuant to distribution reinvestment plan	2,319,546	23,195	21,437,502	—	—	21,460,697
Repurchase of common stock	(2,525,963)	(25,260)	(23,378,509)		—	(23,403,769)
Distributions to stockholders	—	—	—	(40,306,698)	—	(40,306,698)
Total increase (decrease) for the year ended December 31, 2023	4,136,619	41,366	38,269,724	$ 8,990,001	$ 17,661	$ 47,318,752
Tax reclassification of stockholders' equity in accordance with GAAP	—	—	69,229	(69,229)	—	—
Net assets at December 31, 2023	54,364,707	$ 543,647	$524,279,891	$(20,678,340)	$ 52,047	$504,197,245
Distributions declared per share	$ —	$ —	$ —	$ 0.77	$ —	$ 0.77

See Notes to Consolidated Financial Statements

F-4

AB Private Credit Investors Corporation

Consolidated Statements of Changes in Net Assets

	Common Stock		Paid in Capital in Excess of Par	Distributable Earnings	Non-Controlling Interest - ABPCIC Equity Holdings, LLC	Total Net Assets
	Shares	Par Amount				
Net assets at December 31, 2021	35,343,949	$ 353,440	$339,292,017	$ 6,614,462	$ 16,761	$346,276,680
Increase (decrease) in net assets resulting from operations:						
Net investment income	—	—	—	34,798,058	(806)	34,797,252
Net realized gain (loss) on investments	—	—	—	6,174,089	—	6,174,089
Net change in unrealized appreciation (depreciation) on investments	—	—	—	(30,420,477)	5,839	(30,414,638)
Capital transactions:						
Issuance of common stock	14,537,105	145,371	140,375,520	—	—	140,520,891
Contribution of non-controlling interest into ABPCIC Equity Holdings, LLC	—	—	—	—	12,592	12,592
Issuance of common shares pursuant to distribution reinvestment plan	2,452,885	24,529	23,016,069	—	—	23,040,598
Repurchase of common stock	(2,105,851)	(21,059)	(19,910,713)	—	—	(19,931,772)
Distributions to stockholders	—	—	—	(43,597,199)	—	(43,597,199)
Total increase (decrease) for the year ended December 31, 2023	14,884,139	148,841	143,480,876	(33,045,529)	17,625	110,601,813
Tax reclassification of stockholders' equity in accordance with GAAP	—	—	3,168,045	(3,168,045)	—	—
Net assets at December 31, 2022	50,228,088	$ 502,281	$485,940,938	$(29,599,112)	$ 34,386	$456,878,493
Distributions declared per share	—	$ —	$ —	$ 0.98	$ —	$ 0.98

See Notes to Consolidated Financial Statements

F-5

AB Private Credit Investors Corporation

Consolidated Statements of Changes in Net Assets

	Common Stock		Paid in Capital in Excess of Par	Distributable Earnings	Non-Controlling Interest - ABPCIC Equity Holdings, LLC	Total Net Assets
	Shares	Par Amount				
Net assets at December 31, 2020	23,775,222	$ 237,752	$227,482,784	$ (5,360,904)	$ 641	$222,360,273
Increase (decrease) in net assets resulting from operations:						
Net investment income	—	—	—	18,812,271	(765)	18,811,506
Net realized gain (loss) on investments	—	—	—	(947,978)	—	(947,978)
Net change in unrealized appreciation (depreciation) on investments	—	—	—	12,892,301	1,598	12,893,899
Capital transactions:						
Issuance of common stock	14,275,267	142,753	137,791,213	—	—	137,933,966
Contribution of non-controlling interest into ABPCIC Equity Holdings, LLC	—	—	—	—	15,287	15,287
Issuance of common shares pursuant to distribution reinvestment plan	1,000,558	10,006	9,660,798	—	—	9,670,804
Repurchase of common stock	(3,707,098)	(37,071)	(35,642,778)	—	—	(35,679,849)
Distributions to stockholders	—	—	—	(18,781,228)	—	(18,781,228)
Total increase (decrease) for the year ended December 31, 2022	11,568,727	115,688	111,809,233	11,975,366	16,120	123,916,407
Net assets at December 31, 2021	35,343,949	$ 353,440	$339,292,017	$ 6,614,462	$ 16,761	$346,276,680
Distributions declared per share	—	$ —	$ —	$ 0.64	$ —	$ 0.64

See Notes to Consolidated Financial Statements

F-6

AB Private Credit Investors Corporation

Consolidated Statements of Cash Flows

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Cash flows from operating activities			
Net increase (decrease) in net assets resulting from operations	$ 49,301,044	$ 10,556,703	$ 30,757,427
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used for) operating activities:			
Purchases of investments	(334,930,745)	(451,815,250)	(529,161,384)
Payment-in-kind investments	(4,764,325)	(2,277,990)	(1,614,519)
Proceeds from sales of investments and principal repayments	159,068,033	206,568,235	187,574,941
Net realized (gain) loss on investments	3,392,982	(6,174,089)	947,978
Net change in unrealized (appreciation) depreciation on investments	(5,293,903)	30,414,638	(12,893,899)
Amortization of premium and accretion of discount, net	(6,075,530)	(6,651,646)	(4,399,080)
Amortization of discount, debt issuance and deferred financing costs	3,851,415	4,576,317	2,764,057
Increase (decrease) in operating assets and liabilities:			
(Increase) decrease in receivable for investments sold	6,381,582	(5,490,031)	(858,265)
(Increase) decrease in interest receivable	1,350,002	(6,573,401)	(957,312)
(Increase) decrease in other assets	—	—	879
(Increase) decrease in prepaid directors' fee	—	63,025	(63,025)
(Increase) decrease in prepaid expenses	226,644	29,890	36,134
Increase (decrease) in payable for investments purchased	(1,990,087)	(7,702,235)	9,692,322
Increase (decrease) in due to affiliate	—	—	(469,453)
Increase (decrease) in management fees payable	701,412	1,125,071	1,119,714
Increase (decrease) in payable to Adviser	(188,934)	(333,200)	112,158
Increase (decrease) in administrator and custodian fees payable	106,706	218,599	370,701
Increase (decrease) in professional fees payable	(98,066)	(2,963)	113,070
Increase (decrease) in accrued tax liability	(1,062,723)	1,103,918	198,160
Increase (decrease) in incentive fee payable	834,197	(125,397)	307,258
Increase (decrease) in transfer agent fees payable	1,157	11,205	9,210
Increase (decrease) in interest and borrowing expenses payable	4,468,198	5,444,294	1,312,658
Increase (decrease) in accrued organization costs	—	—	(106,510)
Net cash provided by (used for) operating activities	(124,720,941)	(227,034,307)	(315,206,780)
Cash flows from financing activities			
Issuance of common stock	43,070,188	160,215,403	148,704,308
Contribution of Non-Controlling Interest into ABPCIC Equity Holdings, LLC	13,316	12,592	15,287
Repurchase of common stock	(24,777,778)	(18,363,662)	(30,943,710)
Distributions paid	(22,014,147)	(13,988,446)	(8,311,518)
Financing costs paid	(7,593,036)	(2,802,161)	(3,436,425)
Borrowings on notes	300,000,000	246,318,363	—
Repayments of notes	—	(213,150,000)	—
Borrowings on credit facility	349,500,000	250,400,000	436,900,000
Repayments of credit facility	(486,000,000)	(183,000,000)	(187,000,000)
Proceeds on secured borrowings	11,215,495	16,181,631	10,228,115
Repayments on secured borrowings	(14,807,154)	(20,492,471)	(18,870,856)
Net cash provided by (used for) financing activities	148,606,884	221,331,249	347,285,201
Net increase (decrease) in cash	23,885,943	(5,703,058)	32,078,421
Cash and cash equivalents, beginning of period	48,785,985	54,489,043	22,410,622
Cash and cash equivalents, end of period	$ 72,671,928	$ 48,785,985	$ 54,489,043
Supplemental and non-cash financing activities			
Cash paid during the period for interest	$ 59,427,187	$ 22,343,129	$ 9,489,796
Issuance of common shares pursuant to distribution reinvestment plan	$ 21,460,697	$ 23,040,598	$ 9,670,804
State taxes paid	$ 1,586,112	$ 77,169	$ 78,497

See Notes to Consolidated Financial Statements

AB Private Credit Investors Corporation
Consolidated Schedule of Investments as of December 31, 2023

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Investments at Fair Value (++) + * # ^—260.04%							
U.S. Corporate Debt —249.12%							
1st Lien/Senior Secured Debt —247.29%							
AEG Holding Company, Inc.[1]	Consumer Non-Cyclical	Delayed Draw Term Loan	10.96% (S + 5.50%; 1.00% Floor)	07/01/2024	$ 1,034,866	$ 1,033,291	$ 1,034,866
AEG Holding Company, Inc.[2]	Consumer Non-Cyclical	Revolver	10.96% (S + 5.50%; 1.00% Floor)	07/01/2024	167,530	165,528	167,530
AEG Holding Company, Inc.[1]	Consumer Non-Cyclical	Term Loan	10.96% (S + 5.50%; 1.00% Floor)	07/01/2024	5,450,655	5,442,046	5,450,655
AEG Holding Company, Inc.[3]	Consumer Non-Cyclical	Term Loan	10.96% (S + 5.50%; 1.00% Floor)	07/01/2024	1,800,828	1,797,150	1,800,828
Ampler QSR Holdings, LLC[3][4]	Consumer Non-Cyclical	Term Loan	11.37% (S + 5.88%; 1.00% Floor)	07/21/2027	12,221,771	12,071,928	12,099,553
Blink Holdings, Inc.[1]	Consumer Non-Cyclical	Delayed Draw Term Loan	11.00% (S + 5.50%; 1.00% Floor)	11/08/2024	1,115,079	1,112,966	900,427
Blink Holdings, Inc.[1]	Consumer Non-Cyclical	Delayed Draw Term Loan	11.00% (S + 5.50%; 1.00% Floor)	11/08/2024	894,184	892,497	722,054
Blink Holdings, Inc.[1]	Consumer Non-Cyclical	Term Loan	11.00% (S + 5.50%; 1.00% Floor)	11/08/2024	1,558,613	1,555,642	1,258,580
Krispy Krunchy Foods, L.L.C[5]	Consumer Non-Cyclical	Term Loan	9.86% (S + 4.50%; 1.00% Floor)	11/17/2027	8,000,330	7,894,993	8,000,330
Mathnasium LLC[2]	Consumer Non-Cyclical	Revolver	10.53% (S + 5.00%; 0.75% Floor)	11/15/2027	119,684	111,130	113,157
Mathnasium LLC[1][5]	Consumer Non-Cyclical	Term Loan	10.53% (S + 5.00%; 0.75% Floor)	11/15/2027	5,344,999	5,274,961	5,291,549
MMP Intermediate, LLC[2][6]	Consumer Non-Cyclical	Revolver	11.22% (S + 5.75%; 1.00% Floor)	02/15/2027	—	(7,019)	(11,058)
MMP Intermediate, LLC[1][5]	Consumer Non-Cyclical	Term Loan	11.22% (S + 5.75%; 1.00% Floor)	02/15/2027	7,946,360	7,840,062	7,787,432
PF Growth Partners, LLC[1]	Consumer Non-Cyclical	Term Loan	10.36% (S + 5.00%; 1.00% Floor)	07/11/2025	115,938	114,174	114,778
PF Growth Partners, LLC[1]	Consumer Non-Cyclical	Term Loan	10.36% (S + 5.00%; 1.00% Floor)	07/11/2025	234,278	230,715	231,935
PF Growth Partners, LLC[1]	Consumer Non-Cyclical	Term Loan	10.48% (S + 5.00%; 1.00% Floor)	07/11/2025	1,950,514	1,944,733	1,931,009
TBG Food Acquisition Corp	Consumer Non-Cyclical	Delayed Draw Term Loan	10.22% (S + 4.75%; 0.75% Floor)	12/24/2027	264,026	262,269	262,706
TBG Food Acquisition Corp[2][6]	Consumer Non-Cyclical	Revolver	10.22% (S + 4.75%; 0.75% Floor)	12/24/2027	—	(1,776)	(1,320)
TBG Food Acquisition Corp[1][4]	Consumer Non-Cyclical	Term Loan	10.22% (S + 4.75%; 0.75% Floor)	12/24/2027	6,468,638	6,424,101	6,436,295
Airwavz Solutions, Inc.[2][3]	Digital Infrastructure & Services	Delayed Draw Term Loan	11.00% (S + 5.50%; 1.00% Floor)	03/31/2027	1,561,841	1,503,863	1,535,810
Airwavz Solutions, Inc.[3][5]	Digital Infrastructure & Services	Delayed Draw Term Loan	11.00% (S + 5.50%; 1.00% Floor)	03/31/2027	3,263,699	3,226,124	3,214,744
Airwavz Solutions, Inc.[2][6]	Digital Infrastructure & Services	Revolver	11.00% (S + 5.50%; 1.00% Floor)	03/31/2027	—	(7,515)	(9,791)
Airwavz Solutions, Inc.[3]	Digital Infrastructure & Services	Term Loan	11.00% (S + 5.50%; 1.00% Floor)	03/31/2027	5,221,919	5,161,799	5,143,590
Avant Communications, LLC[2][6]	Digital Infrastructure & Services	Revolver	11.25% (S + 5.75%; 1.00% Floor)	11/30/2026	—	(6,713)	(5,669)
Avant Communications, LLC[1][4][5]	Digital Infrastructure & Services	Term Loan	11.25% (S + 5.75%; 1.00% Floor)	11/30/2026	14,964,014	14,759,433	14,814,374
Bridgepointe Technologies, LLC[2][6]	Digital Infrastructure & Services	Delayed Draw Term Loan	12.00% (S + 6.50%; 1.00% Floor)	12/31/2027	—	(56,698)	(36,341)
Bridgepointe Technologies, LLC[1][3][5]	Digital Infrastructure & Services	Delayed Draw Term Loan	12.00% (S + 6.50%; 1.00% Floor)	12/31/2027	4,963,339	4,851,785	4,876,480
Bridgepointe Technologies, LLC[2][3]	Digital Infrastructure & Services	Delayed Draw Term Loan	12.00% (S + 6.50%; 1.00% Floor)	12/31/2027	2,737,849	2,720,239	2,689,937
Bridgepointe Technologies, LLC[1][5]	Digital Infrastructure & Services	Delayed Draw Term Loan	12.00% (S + 6.50%; 1.00% Floor)	12/31/2027	3,848,597	3,805,340	3,781,247
Bridgepointe Technologies, LLC[2][6]	Digital Infrastructure & Services	Revolver	12.00% (S + 6.50%; 1.00% Floor)	12/31/2027	—	(10,460)	(13,606)
Bridgepointe Technologies, LLC[1]	Digital Infrastructure & Services	Term Loan	12.00% (S + 6.50%; 1.00% Floor)	12/31/2027	1,035,717	1,007,439	1,017,592
Bridgepointe Technologies, LLC[1][5]	Digital Infrastructure & Services	Term Loan	12.00% (S + 6.50%; 1.00% Floor)	12/31/2027	4,705,552	4,638,473	4,623,204
Bridgepointe Technologies, LLC[1][5]	Digital Infrastructure & Services	Term Loan	12.00% (S + 6.50%; 1.00% Floor)	12/31/2027	2,271,307	2,202,825	2,231,559
Coretelligent Intermediate LLC[1][4][5]	Digital Infrastructure & Services	Delayed Draw Term Loan	10.96% (S + 5.50%; 1.00% Floor)	10/21/2027	3,758,263	3,720,885	3,420,019
Coretelligent Intermediate LLC[2]	Digital Infrastructure & Services	Revolver	10.96% (S + 5.50%; 1.00% Floor)	10/21/2027	569,889	557,666	455,911
Coretelligent Intermediate LLC[1][3][5]	Digital Infrastructure & Services	Term Loan	10.96% (S + 5.50%; 1.00% Floor)	10/21/2027	7,868,528	7,792,584	7,160,360
EvolveIP, LLC[5]	Digital Infrastructure & Services	Delayed Draw Term Loan	11.22% (S + 5.50%; 1.00% Floor)	06/07/2025	109,972	109,872	90,727
EvolveIP, LLC	Digital Infrastructure & Services	Revolver	10.85% (S + 5.50%; 1.00% Floor)	06/07/2025	566,868	564,601	467,666

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
EvolveIP, LLC[1]	Digital Infrastructure & Services	Term Loan	11.22% (S + 5.50%; 1.00% Floor)	06/07/2025	$ 6,364,108	$ 6,338,638	$ 5,250,389
Firstdigital Communications LLC[2]	Digital Infrastructure & Services	Revolver	9.72% (S + 4.25%; 0.75% Floor)	12/17/2026	412,549	393,465	305,445
Firstdigital Communications LLC[3][5]	Digital Infrastructure & Services	Term Loan	9.72% (S + 4.25%; 0.75% Floor)	12/17/2026	13,611,726	13,448,014	12,692,934
FirstLight Holdco, Inc.[1][5]	Digital Infrastructure & Services	Term Loan	9.47% (S + 4.00%; 1.00% Floor)	07/23/2025	6,102,255	6,009,648	5,995,466
Greenlight Intermediate II, Inc.[1][5]	Digital Infrastructure & Services	Delayed Draw Term Loan	11.00% (S + 5.50%; 0.75% Floor)	06/01/2028	6,702,083	6,597,371	6,601,552
Greenlight Intermediate II, Inc.[1][5]	Digital Infrastructure & Services	Term Loan	11.00% (S + 5.50%; 0.75% Floor)	06/01/2028	5,331,605	5,248,303	5,238,302
Greenlight Intermediate II, Inc.[2][6]	Digital Infrastructure & Services	Delayed Draw Term Loan	11.00% (S + 5.50%; 0.75% Floor)	06/01/2028	—	(102,654)	(79,125)
MBS Holdings, Inc.[2]	Digital Infrastructure & Services	Revolver	11.21% (S + 5.75%; 1.00% Floor)	04/16/2027	584,502	573,609	565,019
MBS Holdings, Inc.[5]	Digital Infrastructure & Services	Term Loan	11.96% (S + 6.50%; 1.00% Floor)	04/16/2027	787,145	765,753	787,145
MBS Holdings, Inc.[1][3][4][5]	Digital Infrastructure & Services	Term Loan	11.21% (S + 5.75%; 1.00% Floor)	04/16/2027	10,258,002	10,141,972	10,052,842
MBS Holdings, Inc.[4]	Digital Infrastructure & Services	Term Loan	11.71% (S + 6.25%; 1.00% Floor)	04/16/2027	837,298	814,856	831,018
MSP Global Holdings, Inc.[2][3]	Digital Infrastructure & Services	Delayed Draw Term Loan	10.79% (S + 4.75%; 1.00% Floor)	01/25/2027	608,616	592,267	596,608
MSP Global Holdings, Inc.[2][6]	Digital Infrastructure & Services	Revolver	10.80% (S + 4.75%; 1.00% Floor)	01/25/2027	—	(9,202)	(8,459)
MSP Global Holdings, Inc.[3][5]	Digital Infrastructure & Services	Term Loan	10.80% (S + 4.75%; 1.00% Floor)	01/25/2027	7,791,801	7,702,935	7,713,883
NI Topco, Inc[3][5]	Digital Infrastructure & Services	Term Loan	10.95% (S + 5.50%; 0.75% Floor)	12/28/2028	6,572,470	6,460,040	6,556,039
NI Topco, Inc[1]	Digital Infrastructure & Services	Term Loan	10.95% (S + 5.50%; 0.75% Floor)	12/28/2028	1,218,186	1,196,826	1,215,141
Race Finco LLC[2][6]	Digital Infrastructure & Services	Delayed Draw Term Loan	12.46% (S + 7.00%; 1.00% Floor)	01/10/2028	—	(44,482)	(36,588)
Race Finco LLC[2][6]	Digital Infrastructure & Services	Revolver	12.46% (S + 7.00%; 1.00% Floor)	01/10/2028	—	(14,851)	(15,245)
Race Finco LLC[3][5]	Digital Infrastructure & Services	Term Loan	12.46% (S + 7.00%; 1.00% Floor)	01/10/2028	4,878,384	4,759,589	4,756,425
SDC Atlas Acquistionco, LLC[2]	Digital Infrastructure & Services	Delayed Draw Term Loan	10.96% (S + 5.50%; 0.75% Floor)	08/25/2028	498,390	326,291	241,408
SDC Atlas Acquistionco, LLC[2][6]	Digital Infrastructure & Services	Revolver	10.96% (S + 5.50%; 0.75% Floor)	08/25/2028	—	(11,473)	(17,132)
SDC Atlas Acquistionco, LLC[1][4][5]	Digital Infrastructure & Services	Term Loan	10.96% (S + 5.50%; 0.75% Floor)	08/25/2028	10,715,390	10,518,050	10,420,717
Single Digits, Inc.[4]	Digital Infrastructure & Services	Delayed Draw Term Loan	9.61% (S + 4.25%; 3.00% PIK; 1.00% Floor)	06/19/2026	616,318	613,881	536,197
Single Digits, Inc.[2][6]	Digital Infrastructure & Services	Revolver	9.85% (S + 4.25%; 3.00% PIK; 1.00% Floor)	06/19/2026	—	(1,411)	(54,099)
Single Digits, Inc.[1]	Digital Infrastructure & Services	Term Loan	9.85% (S + 4.25%; 3.00% PIK; 1.00% Floor)	06/19/2026	2,884,904	2,871,166	2,509,867
Stratus Networks, Inc.[2][3][5]	Digital Infrastructure & Services	Delayed Draw Term Loan	10.96% (S + 5.50%; 1.00% Floor)	12/15/2027	1,848,182	1,806,398	1,768,975
Stratus Networks, Inc.[2]	Digital Infrastructure & Services	Revolver	13.00% (S + 5.50%; 1.00% Floor)	12/15/2027	132,013	118,769	102,310
Stratus Networks, Inc.[5]	Digital Infrastructure & Services	Term Loan	10.96% (S + 5.50%; 1.00% Floor)	12/15/2027	7,920,781	7,809,446	7,683,158
Thrive Buyer, Inc.[1][5]	Digital Infrastructure & Services	Delayed Draw Term Loan	11.50% (S + 6.00%; 1.00% Floor)	01/22/2027	8,174,176	8,080,114	8,174,176
Thrive Buyer, Inc.[2]	Digital Infrastructure & Services	Revolver	13.50% (S + 6.00%; 1.00% Floor)	01/22/2027	369,907	357,755	369,907
Thrive Buyer, Inc.[4]	Digital Infrastructure & Services	Term Loan	12.00% (S + 6.50%; 1.00% Floor)	01/22/2027	1,198,351	1,166,534	1,198,351
Thrive Buyer, Inc.[1][3][5]	Digital Infrastructure & Services	Term Loan	11.45% (S + 6.00%; 1.00% Floor)	01/22/2027	11,645,786	11,521,198	11,645,786
Transtelco Holding, Inc.[1][3]	Digital Infrastructure & Services	Term Loan	10.86% (S + 5.50%; 1.00% Floor)	03/26/2026	8,503,727	8,343,566	8,354,912
Transtelco Holding, Inc.[1][3][5]	Digital Infrastructure & Services	Term Loan	11.11% (S + 5.75%; 0.50% Floor)	03/26/2026	4,661,043	4,643,615	4,637,738
Transtelco Holding, Inc.[5]	Digital Infrastructure & Services	Term Loan	10.61% (S + 5.25%; 0.50% Floor)	03/26/2026	4,661,043	4,643,025	4,602,780
Accelerate Resources Operating, LLC[1][5]	Energy	Delayed Draw Term Loan	11.46% (S + 6.00%; 1.00% Floor)	02/24/2027	1,875,252	1,841,664	1,875,252
Accelerate Resources Operating, LLC[2][6]	Energy	Revolver	11.46% (S + 6.00%; 1.00% Floor)	02/24/2027	—	(3,052)	—
Accelerate Resources Operating, LLC[3]	Energy	Term Loan	11.46% (S + 6.00%; 1.00% Floor)	02/24/2027	1,247,027	1,224,796	1,247,027

See Notes to Consolidated Financial Statements

AB Private Credit Investors Corporation
Consolidated Schedule of Investments as of December 31, 2023

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Accelerate Resources Operating, LLC[1] [5]	Energy	Term Loan	11.46% (S + 6.00%; 1.00% Floor)	02/24/2027	$ 5,590,471	$5,564,908	$5,590,471
Foundation Risk Partners, Corp.[2] [3]	Financials	Delayed Draw Term Loan	11.45% (S + 6.00%; 0.75% Floor)	10/30/2028	2,702,417	2,669,008	2,694,546
Foundation Risk Partners, Corp.[3]	Financials	Delayed Draw Term Loan	11.45% (S + 6.00%; 0.75% Floor)	10/29/2028	2,100,747	2,089,175	2,090,243
Foundation Risk Partners, Corp.[2] [6]	Financials	Revolver	11.45% (S + 6.00%; 0.75% Floor)	10/29/2027	—	(8,273)	(5,190)
Foundation Risk Partners, Corp.[1] [3] [5]	Financials	Term Loan	11.45% (S + 6.00%; 0.75% Floor)	10/29/2028	9,659,017	9,575,834	9,610,722
Foundation Risk Partners, Corp.[5]	Financials	Term Loan	11.45% (S + 6.00%; 0.75% Floor)	10/30/2028	779,358	770,636	775,461
Galway Borrower, LLC[2] [6]	Financials	Revolver	10.70% (S + 5.25%; 0.75% Floor)	09/30/2027	—	(3,432)	(3,380)
Galway Borrower, LLC[1] [5]	Financials	Term Loan	10.70% (S + 5.25%; 0.75% Floor)	09/29/2028	4,247,105	4,199,769	4,194,016
Higginbotham Insurance Agency, Inc.[1] [5]	Financials	Delayed Draw Term Loan	10.96% (S + 5.50%; 1.00% Floor)	11/24/2028	3,306,711	3,288,415	3,265,377
Higginbotham Insurance Agency, Inc.[1] [3] [5]	Financials	Term Loan	10.96% (S + 5.50%; 1.00% Floor)	11/24/2028	7,962,029	7,901,195	7,862,504
Peter C. Foy & Associates Insurance Services, LLC[3]	Financials	Delayed Draw Term Loan	11.47% (S + 6.00%; 0.75% Floor)	11/01/2028	1,244,226	1,228,144	1,222,452
Peter C. Foy & Associates Insurance Services, LLC[1] [3]	Financials	Delayed Draw Term Loan	11.47% (S + 6.00%; 0.75% Floor)	11/01/2028	5,869,799	5,828,010	5,767,077
Peter C. Foy & Associates Insurance Services, LLC[1]	Financials	Term Loan	11.47% (S + 6.00%; 0.75% Floor)	11/01/2028	497,219	491,508	488,518
RSC Acquisition, Inc.[5] [8]	Financials	Delayed Draw Term Loan	10.51% (S + 5.50%; 0.75% Floor)	11/01/2029	—	8	—
Wealth Enhancement Group, LLC[2] [8]	Financials	Delayed Draw Term Loan	10.51% (S + 5.75%; 1.00% Floor)	10/04/2027	1,149,975	1,146,513	1,149,975
Wealth Enhancement Group, LLC[1] [4] [5] [8]	Financials	Delayed Draw Term Loan	10.51% (S + 5.75%; 1.00% Floor)	10/04/2027	6,231,349	6,218,699	6,215,770
Wealth Enhancement Group, LLC[2] [6]	Financials	Revolver	11.23% (S + 5.75%; 1.00% Floor)	10/04/2027	—	(1,018)	(1,143)
AAH Topco, LLC[1] [3] [4] [5]	Healthcare	Delayed Draw Term Loan	10.96% (S + 5.50%; 0.75% Floor)	12/22/2027	6,496,668	6,376,783	6,269,285
AAH Topco, LLC[2] [6]	Healthcare	Revolver	10.96% (S + 5.50%; 0.75% Floor)	12/22/2027	—	(10,581)	(27,555)
AAH Topco, LLC[1] [3] [5]	Healthcare	Term Loan	10.96% (S + 5.50%; 0.75% Floor)	12/22/2027	6,419,872	6,326,970	6,195,177
AAH Topco, LLC[2] [6]	Healthcare	Delayed Draw Term Loan	10.96% (S + 6.00%; 0.75% Floor)	12/22/2027	—	(30,909)	(64,266)
American Physician Partners, LLC[1] [7]	Healthcare	Delayed Draw Term Loan	— (S + 6.75%; 3.00% PIK; 1.00% Floor)	03/29/2024	1,218,972	1,082,011	—
American Physician Partners, LLC[7]	Healthcare	Delayed Draw Term Loan	— (S + 6.75%; 3.00% PIK; 1.00% Floor)	03/29/2024	917,905	817,051	—
American Physician Partners, LLC[7]	Healthcare	Revolver	— (S + 6.75%; 3.00% PIK; 1.00% Floor)	03/29/2024	346,322	345,024	—
American Physician Partners, LLC[7]	Healthcare	Term Loan	— (S + 6.75%; 3.00% PIK; 1.00% Floor)	03/29/2024	6,557,417	5,733,816	—
American Physician Partners, LLC[7]	Healthcare	Term Loan	— (S + 6.75%; 3.00% PIK; 1.00% Floor)	03/29/2024	1,397,556	1,243,170	—
American Physician Partners, LLC[7]	Healthcare	Term Loan	— (S + 6.75%; 3.00% PIK; 1.00% Floor)	03/29/2024	2,594,127	2,278,901	—
American Physician Partners, LLC[7]	Healthcare	Term Loan	— (S + 6.75%; 3.00% PIK; 1.00% Floor)	03/29/2024	94,376	85,722	176,105
AOM Acquisition, LLC.[2] [6]	Healthcare	Revolver	11.00% (S + 5.50%; 1.00% Floor)	02/18/2027	—	(15,484)	(30,465)
AOM Acquisition, LLC.[1] [5]	Healthcare	Term Loan	11.00% (S + 5.50%; 1.00% Floor)	02/18/2027	6,158,526	6,076,628	6,004,563
AOM Acquisition, LLC.[1] [5]	Healthcare	Term Loan	11.03% (S + 5.50%; 1.00% Floor)	02/18/2027	6,756,995	6,593,422	6,588,070
BAART Programs, Inc.[1] [4]	Healthcare	Delayed Draw Term Loan	10.61% (S + 5.00%; 1.00% Floor)	06/11/2027	3,872,578	3,848,400	3,746,719
BAART Programs, Inc.[1] [5]	Healthcare	Term Loan	10.61% (S + 5.00%; 1.00% Floor)	06/11/2027	4,673,951	4,648,481	4,522,047
BV EMS Buyer, Inc.[2] [5]	Healthcare	Delayed Draw Term Loan	11.21% (S + 5.75%; 1.00% Floor)	11/23/2027	1,808,145	1,759,391	1,773,003
BV EMS Buyer, Inc.[4] [5]	Healthcare	Term Loan	11.21% (S + 5.75%; 1.00% Floor)	11/23/2027	3,485,489	3,405,062	3,450,635
Caregiver 2, Inc.[5]	Healthcare	Delayed Draw Term Loan	10.78% (S + 5.25%; 2.25% PIK; 1.00% Floor)	07/24/2025	1,518,798	1,499,991	1,427,670
Caregiver 2, Inc.[3]	Healthcare	Term Loan	10.78% (S + 5.25%; 2.25% PIK; 1.00% Floor)	07/24/2025	4,544,108	4,495,089	4,271,462
Caregiver 2, Inc.[3]	Healthcare	Term Loan	10.78% (S + 5.25%; 2.25% PIK; 1.00% Floor)	07/24/2025	652,228	645,192	613,094

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Caregiver 2, Inc.[5]	Healthcare	Term Loan	10.78% (S + 5.25%; 2.25% PIK; 1.00% Floor)	07/24/2025	$ 623,207	$ 611,943	$ 585,815
Choice Health At Home, LLC,[1]	Healthcare	Delayed Draw Term Loan	13.19% (S + 6.75%; 1.00% PIK; 1.00% Floor)	12/29/2026	947,582	941,462	923,892
Choice Health At Home, LLC,[1] [5]	Healthcare	Term Loan	12.19% (S + 6.75%; 1.00% PIK; 1.00% Floor)	12/29/2026	2,567,650	2,543,079	2,490,620
Coding Solutions Acquisition, Inc[3]	Healthcare	Delayed Draw Term Loan	11.11% (S + 5.75%; 0.75% Floor)	05/11/2028	1,654,987	1,630,547	1,601,199
Coding Solutions Acquisition, Inc[2]	Healthcare	Revolver	11.12% (S + 5.75%; 0.75% Floor)	05/11/2028	278,376	267,672	252,527
Coding Solutions Acquisition, Inc[3] [5]	Healthcare	Term Loan	11.11% (S + 5.75%; 0.75% Floor)	05/11/2028	5,461,331	5,381,001	5,283,838
Coding Solutions Acquisition, Inc.[2] [6]	Healthcare	Delayed Draw Term Loan	11.36% (S + 6.00%; 0.75% Floor)	05/11/2028	—	(32,854)	(62,452)
Coding Solutions Acquisition, Inc.[3]	Healthcare	Term Loan	11.36% (S + 6.00%; 0.75% Floor)	05/11/2028	776,740	758,347	759,264
Community Based Care Acquisition, Inc.[5]	Healthcare	Delayed Draw Term Loan	10.70% (S + 5.25%; 1.00% Floor)	09/16/2027	2,122,343	2,097,467	2,095,814
Community Based Care Acquisition, Inc.[2] [5]	Healthcare	Delayed Draw Term Loan	10.95% (S + 5.50%; 1.00% Floor)	09/16/2027	971,352	927,443	942,256
Community Based Care Acquisition, Inc.[2]	Healthcare	Revolver	12.75% (S + 5.25%; 1.00% Floor)	09/16/2027	172,763	161,913	161,965
Community Based Care Acquisition, Inc.[1] [5]	Healthcare	Term Loan	10.70% (S + 5.25%; 1.00% Floor)	09/16/2027	5,235,139	5,166,929	5,169,700
Delaware Valley Management Holdings, Inc.^^^ [2] [7]	Healthcare	Delayed Draw Term Loan	— (S + 6.25%; 1.00% Floor)	03/21/2024	758,350	699,417	432,387
Delaware Valley Management Holdings, Inc.^^^ [7]	Healthcare	Delayed Draw Term Loan	— (S + 6.25%; 1.00% Floor)	03/21/2024	415,955	350,988	237,136
Delaware Valley Management Holdings, Inc.^^^ [7]	Healthcare	Revolver	— (S + 6.25%; 1.00% Floor)	03/21/2024	614,439	536,212	350,292
Delaware Valley Management Holdings, Inc.^^^ [7]	Healthcare	Term Loan	— (S + 6.25%; 1.00% Floor)	03/21/2024	3,951,571	3,447,752	2,252,790
FH MD Buyer, Inc.[1] [5]	Healthcare	Term Loan	10.47% (S + 5.00%; 0.75% Floor)	07/22/2028	5,410,062	5,370,677	5,139,559
GHA Buyer, Inc.[4]	Healthcare	Delayed Draw Term Loan	13.75% (S + 4.50%; 3.75% PIK; 1.00% Floor)	06/24/2026	833,170	825,300	818,590
GHA Buyer, Inc.[2] [6]	Healthcare	Revolver	13.75% (S + 4.50%; 3.25% PIK; 1.00% Floor)	06/24/2026	—	(8,055)	(16,644)
GHA Buyer, Inc.[1] [4] [8]	Healthcare	Term Loan	10.51% (S + 4.50%; 3.75% PIK; 1.00% Floor)	06/24/2026	2,009,682	2,009,434	1,974,513
GHA Buyer, Inc.[1] [4]	Healthcare	Term Loan	13.75% (S + 4.50%; 3.75% PIK; 1.00% Floor)	06/24/2026	574,537	564,852	564,482
GHA Buyer, Inc.[1] [3] [4]	Healthcare	Term Loan	10.00% (S + 4.50%; 3.75% PIK; 1.00% Floor)	06/24/2026	5,499,321	5,455,345	5,403,083
GHA Buyer, Inc.[3]	Healthcare	Term Loan	10.00% (S + 4.50%; 3.75% PIK; 1.00% Floor)	06/24/2026	4,760,974	4,719,307	4,677,657
GHA Buyer, Inc.[1] [8]	Healthcare	Term Loan	10.51% (S + 4.50%; 3.75% PIK; 1.00% Floor)	06/24/2026	745,895	739,317	732,842
Honor HN Buyer, Inc[4] [5]	Healthcare	Delayed Draw Term Loan	11.25% (S + 5.75%; 1.00% Floor)	10/15/2027	1,638,040	1,616,995	1,638,040
Honor HN Buyer, Inc[2] [4]	Healthcare	Delayed Draw Term Loan	11.50% (S + 6.00%; 1.00% Floor)	10/15/2027	1,447,693	1,418,792	1,447,693
Honor HN Buyer, Inc[2]	Healthcare	Revolver	13.25% (S + 5.75%; 1.00% Floor)	10/15/2027	38,012	34,132	38,012
Honor HN Buyer, Inc[1] [5]	Healthcare	Term Loan	11.25% (S + 5.75%; 1.00% Floor)	10/15/2027	2,590,429	2,557,202	2,590,429
Honor HN Buyer, Inc[2] [6]	Healthcare	Delayed Draw Term Loan	11.25% (S + 5.75%; 1.00% Floor)	10/15/2027	—	(60,951)	—
Medical Management Resource Group, LLC[1]	Healthcare	Delayed Draw Term Loan	11.45% (S + 6.00%; 0.75% Floor)	09/30/2027	1,558,344	1,523,862	1,496,010
Medical Management Resource Group, LLC[2]	Healthcare	Revolver	11.45% (S + 6.00%; 0.75% Floor)	09/30/2026	177,192	173,656	164,536
Medical Management Resource Group, LLC[5]	Healthcare	Term Loan	11.45% (S + 6.00%; 0.75% Floor)	09/30/2027	3,773,407	3,725,518	3,622,471
Medsuite Purchaser, LLC[2] [6]	Healthcare	Revolver	10.21% (S + 4.75%; 1.00% Floor)	10/22/2026	—	(5,820)	(5,103)
Medsuite Purchaser, LLC[1] [5]	Healthcare	Term Loan	10.21% (S + 4.75%; 1.00% Floor)	10/22/2026	4,734,225	4,693,730	4,698,718
Pace Health Companies, LLC[2] [6]	Healthcare	Revolver	9.89% (S + 6.25%; 1.00% Floor)	08/02/2025	—	(771)	—
Pace Health Companies, LLC[1] [8]	Healthcare	Term Loan	10.51% (S + 6.25%; 1.00% Floor)	08/02/2025	5,087,770	5,080,798	5,087,770
Pinnacle Dermatology Management, LLC	Healthcare	Delayed Draw Term Loan	11.29% (S + 5.75%; 0.75% Floor)	12/08/2028	648,269	642,487	573,718
Pinnacle Dermatology Management, LLC[2]	Healthcare	Revolver	9.50% (S + 4.00%; 0.75% Floor)	12/08/2026	499,289	491,262	492,568

See Notes to Consolidated Financial Statements

AB Private Credit Investors Corporation
Consolidated Schedule of Investments as of December 31, 2023

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Pinnacle Dermatology Management, LLC(1) (3) (5)	Healthcare	Term Loan	11.23% (S + 5.75%; 0.75% Floor)	12/08/2028	$ 5,552,214	$ 5,457,513	$ 4,913,709
Pinnacle Treatment Centers, Inc.(5)	Healthcare	Delayed Draw Term Loan	11.95% (S + 6.50%; 1.00% Floor)	01/02/2026	340,120	339,138	333,318
Pinnacle Treatment Centers, Inc.(2)	Healthcare	Revolver	11.86% (S + 6.50%; 1.00% Floor)	01/02/2026	219,716	218,704	213,856
Pinnacle Treatment Centers, Inc.(3)	Healthcare	Term Loan	11.95% (S + 6.50%; 1.00% Floor)	01/02/2026	146,437	145,498	143,508
Pinnacle Treatment Centers, Inc.(3)	Healthcare	Term Loan	11.95% (S + 6.50%; 1.00% Floor)	01/02/2026	283,913	279,638	278,235
Pinnacle Treatment Centers, Inc.(3) (5)	Healthcare	Term Loan	11.95% (S + 6.50%; 1.00% Floor)	01/02/2026	4,044,060	4,032,163	3,963,179
Priority Ondemand Midco 2,L.P(2)	Healthcare	Delayed Draw Term Loan	10.80% (S + 5.25%; 1.00% Floor)	07/17/2028	118,812	99,841	118,812
Priority Ondemand Midco 2,L.P(1) (5)	Healthcare	Term Loan	10.80% (S + 5.25%; 1.00% Floor)	07/17/2028	7,541,704	7,440,125	7,541,704
RCP Encore Acquisition, Inc. (7)	Healthcare	Term Loan	— (S + 5.00%; 1.00% Floor)	06/07/2025	2,868,874	2,800,761	28,689
Redwood Family Care Network, Inc.(1) (3) (5)	Healthcare	Delayed Draw Term Loan	11.22% (S + 5.50%; 1.00% Floor)	06/18/2026	4,325,306	4,216,128	4,271,240
Redwood Family Care Network, Inc.(1) (5)	Healthcare	Delayed Draw Term Loan	11.22% (S + 5.50%; 1.00% Floor)	06/18/2026	5,770,927	5,712,858	5,698,791
Redwood Family Care Network, Inc.(2) (6)	Healthcare	Revolver	11.22% (S + 5.50%; 1.00% Floor)	06/18/2026	—	(5,913)	(7,359)
Redwood Family Care Network, Inc.(1) (3) (4) (5)	Healthcare	Term Loan	11.00% (S + 5.50%; 1.00% Floor)	06/18/2026	7,791,021	7,700,748	7,693,633
Salisbury House, LLC	Healthcare	Delayed Draw Term Loan	11.28% (S + 5.75%; 1.00% Floor)	08/29/2025	573,149	563,642	573,149
Salisbury House, LLC(2) (6)	Healthcare	Revolver	13.25% (S + 5.75%; 1.00% Floor)	08/30/2025	—	(6,848)	(3,049)
Salisbury House, LLC(4)	Healthcare	Term Loan	11.28% (S + 5.75%; 1.00% Floor)	08/29/2025	994,289	977,850	989,317
Salisbury House, LLC(1)	Healthcare	Term Loan	11.28% (S + 5.75%; 1.00% Floor)	08/30/2025	1,225,119	1,211,635	1,218,993
Salisbury House, LLC(1) (5)	Healthcare	Term Loan	11.28% (S + 5.75%; 1.00% Floor)	08/30/2025	3,934,410	3,896,458	3,914,738
Salisbury House, LLC(1)	Healthcare	Term Loan	11.28% (S + 5.75%; 1.00% Floor)	08/30/2025	1,125,627	1,118,295	1,119,999
Salisbury House, LLC(1)	Healthcare	Term Loan	11.27% (S + 5.75%; 1.00% Floor)	08/29/2025	434,541	426,500	432,368
Salisbury House, LLC(2) (6)	Healthcare	Delayed Draw Term Loan	11.27% (S + 5.75%; 1.00% Floor)	08/29/2025	—	(27,560)	—
Sandstone Care Holdings, LLC(2) (5)	Healthcare	Delayed Draw Term Loan	10.98% (S + 5.50%; 1.00% Floor)	06/28/2028	99,366	89,714	99,366
Sandstone Care Holdings, LLC(2)	Healthcare	Revolver	10.98% (S + 5.50%; 1.00% Floor)	06/28/2028	135,452	122,976	135,452
Sandstone Care Holdings, LLC(1) (3)	Healthcare	Term Loan	10.98% (S + 5.50%; 1.00% Floor)	06/28/2028	4,640,709	4,561,732	4,640,709
SCA Buyer, LLC	Healthcare	Revolver	12.15% (S + 6.50%; 1.00% Floor)	01/20/2026	643,849	639,795	603,608
SCA Buyer, LLC(5)	Healthcare	Term Loan	12.14% (S + 6.50%; 1.00% Floor)	01/20/2026	3,756,859	3,732,404	3,522,055
Smile Brands, Inc.	Healthcare	Delayed Draw Term Loan	9.98% (S + 4.50%; 0.75% Floor)	10/12/2027	478,050	477,254	423,074
Smile Brands, Inc.(2)	Healthcare	Revolver	9.98% (S + 4.50%; 0.75% Floor)	10/12/2027	92,657	91,555	63,355
Smile Brands, Inc.(1)	Healthcare	Term Loan	9.98% (S + 4.50%; 0.75% Floor)	10/12/2027	1,574,472	1,572,111	1,393,408
Spark DSO LLC(2)	Healthcare	Revolver	7.54% (S + 2.15%; 5.75% PIK; 1.00% Floor)	04/20/2026	252,550	245,668	223,524
Spark DSO LLC(1) (3) (4)	Healthcare	Term Loan	7.54% (S + 2.15%; 5.75% PIK; 1.00% Floor)	04/19/2026	6,537,070	6,482,860	6,308,273
The Center for Orthopedic and Research Excellence, Inc.(1) (5)	Healthcare	Delayed Draw Term Loan	11.53% (S + 6.00%; 1.00% Floor)	08/15/2025	1,129,965	1,127,258	1,124,315
The Center for Orthopedic and Research Excellence, Inc.(4) (5)	Healthcare	Delayed Draw Term Loan	11.53% (S + 6.00%; 1.00% Floor)	08/15/2025	1,717,695	1,705,854	1,709,106
The Center for Orthopedic and Research Excellence, Inc.(3)	Healthcare	Delayed Draw Term Loan	11.54% (S + 6.00%; 1.00% Floor)	08/15/2025	1,704,784	1,690,066	1,696,260
The Center for Orthopedic and Research Excellence, Inc.(2)	Healthcare	Revolver	13.50% (S + 6.00%; 1.00% Floor)	08/15/2025	17,263	13,836	13,811
The Center for Orthopedic and Research Excellence, Inc.(5)	Healthcare	Term Loan	11.53% (S + 6.00%; 1.00% Floor)	08/15/2025	3,199,846	3,171,614	3,183,847
The Center for Orthopedic and Research Excellence, Inc.(1) (3)	Healthcare	Term Loan	11.53% (S + 6.00%; 1.00% Floor)	08/15/2025	4,793,587	4,767,499	4,769,619
West Dermatology(2)	Healthcare	Delayed Draw Term Loan	12.78% (S + 7.25%; 1.00% Floor)	03/17/2028	1,489,436	1,450,810	1,312,177
West Dermatology(2)	Healthcare	Revolver	12.79% (S + 7.25%; 1.00% Floor)	03/17/2028	958,473	940,053	886,948
West Dermatology(1) (3) (4) (5)	Healthcare	Term Loan	12.71% (S + 7.25%; 1.00% Floor)	03/17/2028	11,296,578	11,128,125	10,647,025
AmerCareRoyal, LLC(1)	Business Services	Delayed Draw Term Loan	11.98% (S + 6.50%; 0.50% PIK; 1.00% Floor)	11/25/2025	494,290	487,686	494,290
AmerCareRoyal, LLC(1) (5)	Business Services	Term Loan	11.98% (S + 6.50%; 0.50% PIK; 1.00% Floor)	11/25/2025	4,094,427	3,997,707	4,094,427
AmerCareRoyal, LLC(4) (5)	Business Services	Term Loan	11.98% (S + 6.50%; 0.50% PIK; 1.00% Floor)	11/25/2025	508,718	499,164	508,718
AmerCareRoyal, LLC(1) (3)	Business Services	Term Loan	11.98% (S + 6.50%; 0.50% PIK; 1.00% Floor)	11/25/2025	1,991,045	1,974,802	1,991,045
Cerifi, LLC(2)	Business Services	Revolver	11.21% (S + 5.75%; 1.00% Floor)	04/01/2027	738,528	723,419	721,911
Cerifi, LLC(1) (3) (4) (5)	Business Services	Term Loan	11.21% (S + 5.75%; 1.00% Floor)	03/31/2028	15,905,111	15,665,118	15,666,535

Engage2Excel, Inc.	Business Services	Revolver	11.78% (S + 6.50%; 1.00% Floor)	07/01/2024	379,732	376,898	374,036
Engage2Excel, Inc.[1]	Business Services	Term Loan	11.78% (S + 6.50%; 1.00% Floor)	07/01/2024	2,707,241	2,683,728	2,666,633
Engage2Excel, Inc.[1]	Business Services	Term Loan	11.78% (S + 6.50%; 1.00% Floor)	07/01/2024	939,636	931,462	925,541
Mr. Greens Intermediate, LLC[2] [6]	Business Services	Delayed Draw Term Loan	11.70% (S + 6.25%; 1.00% Floor)	05/01/2029	—	(70,542)	(19,726)
Mr. Greens Intermediate, LLC[2] [6]	Business Services	Revolver	6.25% (S + 6.25%; 1.00% Floor)	05/01/2029	—	(28,217)	(7,891)
Mr. Greens Intermediate, LLC[4] [5]	Business Services	Term Loan	11.70% (S + 6.25%; 1.00% Floor)	05/01/2029	6,280,844	6,110,020	6,233,738
MSM Acquisitions, Inc.[5]	Business Services	Delayed Draw Term Loan	11.50% (S + 1.00%; 5.00% PIK; 1.00% Floor)	12/09/2026	3,012,208	2,978,739	2,741,109
MSM Acquisitions, Inc.[5]	Business Services	Delayed Draw Term Loan	11.50% (S + 1.00%; 5.00% PIK; 1.00% Floor)	12/09/2026	368,241	367,112	335,099
MSM Acquisitions, Inc.[2] [8]	Business Services	Revolver	10.51% (S + 1.00%; 5.00% PIK; 1.00% Floor)	12/09/2026	1,071,915	1,059,652	961,660
MSM Acquisitions, Inc.[1] [3] [4] [5]	Business Services	Term Loan	11.50% (S + 1.00%; 5.00% PIK; 1.00% Floor)	12/09/2026	8,231,869	8,154,681	7,491,001
Rep Tec Intermediate Holdings, Inc.[2] [6]	Business Services	Revolver	12.00% (S + 5.50%; 1.00% Floor)	12/01/2027	—	(11,682)	(5,498)
Rep Tec Intermediate Holdings, Inc.[1] [3] [5]	Business Services	Term Loan	12.00% (S + 6.50%; 1.00% Floor)	12/01/2027	11,604,300	11,514,426	11,546,279
Sako and Partners Lower Holdings LLC[1] [5]	Business Services	Delayed Draw Term Loan	11.50% (S + 6.00%; 1.00% Floor)	09/15/2028	3,532,073	3,468,222	3,525,820
Sako and Partners Lower Holdings LLC[2] [6]	Business Services	Revolver	11.50% (S + 6.00%; 1.00% Floor)	09/15/2028	—	(29,545)	(6,215)
Sako and Partners Lower Holdings LLC[1] [3] [4] [5]	Business Services	Term Loan	11.50% (S + 6.00%; 1.00% Floor)	09/15/2028	14,766,094	14,414,199	14,692,264
Sako and Partners Lower Holdings LLC[2] [6]	Business Services	Delayed Draw Term Loan	11.50% (S + 5.50%; 1.00% Floor)	09/15/2028	—	(39,562)	(39,562)

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Sako and Partners Lower Holdings LLC[5]	Business Services	Term Loan	11.50% (S + 5.50%; 1.00% Floor)	09/15/2028	$ 1,695,528	$ 1,661,618	$ 1,661,618
Activ Software Holdings, LLC[5]	Software & Tech Services	Delayed Draw Term Loan	11.65% (S + 6.25%; 1.00% Floor)	05/04/2027	627,640	613,003	624,502
Activ Software Holdings, LLC[2][6]	Software & Tech Services	Revolver	11.94% (S + 6.25%; 1.00% Floor)	05/04/2027	—	(7,370)	(3,244)
Activ Software Holdings, LLC[1][3][4][5]	Software & Tech Services	Term Loan	11.94% (S + 6.25%; 1.00% Floor)	05/04/2027	7,907,703	7,817,344	7,868,164
Activ Software Holdings, LLC[1]	Software & Tech Services	Term Loan	11.90% (S + 6.25%; 1.00% Floor)	05/04/2027	2,510,561	2,451,997	2,498,008
Admiral Buyer, Inc[2][6]	Software & Tech Services	Delayed Draw Term Loan	10.85% (S + 5.50%; 0.75% Floor)	05/08/2028	—	(11,550)	—
Admiral Buyer, Inc[2][6]	Software & Tech Services	Revolver	10.85% (S + 5.50%; 0.75% Floor)	05/08/2028	—	(8,262)	—
Admiral Buyer, Inc[1][4][5]	Software & Tech Services	Term Loan	10.85% (S + 5.50%; 0.75% Floor)	05/08/2028	5,784,067	5,698,400	5,784,067
AMI US Holdings, Inc.[2][6]	Software & Tech Services	Revolver	10.71% (S + 5.25%; 0.00% Floor)	04/01/2025	—	(1,216)	—
AMI US Holdings, Inc.[1][4]	Software & Tech Services	Term Loan	10.71% (S + 5.25%; 1.00% Floor)	04/01/2025	7,923,845	7,884,633	7,923,845
Avalara, Inc.[2][6]	Software & Tech Services	Revolver	12.60% (S + 7.25%; 0.75% Floor)	10/19/2028	—	(21,501)	—
Avalara, Inc.[1][3][4]	Software & Tech Services	Term Loan	12.60% (S + 7.25%; 0.75% Floor)	10/19/2028	10,653,748	10,438,912	10,653,748
Avetta, LLC[1][4][5]	Software & Tech Services	Term Loan	11.15% (S + 5.75%; 1.00% Floor)	10/18/2030	21,899,376	21,416,141	21,406,640
Avetta, LLC[2][6]	Software & Tech Services	Revolver	11.15% (S + 5.75%; 1.00% Floor)	10/18/2029	—	(45,405)	(46,927)
Bonterra, LLC[2]	Software & Tech Services	Revolver	7.25% (S + 7.25%; 0.75% Floor)	09/08/2027	345,525	334,749	328,249
Bonterra, LLC	Software & Tech Services	Term Loan	12.35% (S + 0.00%; 8.00% PIK; 0.75% Floor)	09/08/2027	2,713,108	2,675,770	2,713,108
Bonterra, LLC[1][3][4][5]	Software & Tech Services	Term Loan	12.60% (S + 7.25%; 0.75% Floor)	09/08/2027	15,944,506	15,801,371	15,705,338
Brightspot Buyer, Inc[2][6]	Software & Tech Services	Revolver	11.96% (S + 6.50%; 0.75% Floor)	11/16/2027	—	(8,921)	(17,007)
Brightspot Buyer, Inc[3]	Software & Tech Services	Term Loan	11.96% (S + 6.50%; 0.75% Floor)	11/16/2027	1,448,598	1,418,312	1,412,383
Brightspot Buyer, Inc[1][3]	Software & Tech Services	Term Loan	11.96% (S + 6.50%; 0.75% Floor)	11/16/2027	5,215,571	5,147,185	5,085,182
BSI2 Hold Nettle, LLC[2][6]	Software & Tech Services	Revolver	10.18% (S + 5.00%; 0.75% Floor)	06/30/2028	—	(6,691)	(8,834)
BSI2 Hold Nettle, LLC[3][5]	Software & Tech Services	Term Loan	10.18% (S + 5.00%; 0.75% Floor)	06/30/2028	4,652,488	4,599,653	4,582,701
BSI2 Hold Nettle, LLC[3]	Software & Tech Services	Term Loan	10.19% (S + 5.00%; 0.75% Floor)	06/30/2028	620,773	608,394	611,461
BusinesSolver.com, Inc.[2]	Software & Tech Services	Delayed Draw Term Loan	10.96% (S + 5.50%; 0.75% Floor)	12/01/2027	168,178	164,311	165,487
BusinesSolver.com, Inc.[3][5]	Software & Tech Services	Term Loan	10.96% (S + 5.50%; 0.75% Floor)	12/01/2027	7,250,814	7,202,733	7,232,686
Community Brands Parentco, LLC[2][6]	Software & Tech Services	Delayed Draw Term Loan	10.96% (S + 5.50%; 0.75% Floor)	02/24/2028	—	(5,836)	(6,258)
Community Brands Parentco, LLC[2][6]	Software & Tech Services	Revolver	10.96% (S + 5.50%; 0.75% Floor)	02/24/2028	—	(5,845)	(7,301)
Community Brands Parentco, LLC[1][3][5]	Software & Tech Services	Term Loan	10.96% (S + 5.50%; 0.75% Floor)	02/24/2028	6,968,409	6,866,195	6,846,462
Coupa Holdings,LLC[2][6]	Software & Tech Services	Delayed Draw Term Loan	12.86% (S + 7.50%; 0.75% Floor)	02/27/2030	—	(10,483)	—
Coupa Holdings,LLC[2][6]	Software & Tech Services	Revolver	12.86% (S + 7.50%; 0.75% Floor)	02/27/2029	—	(15,673)	(1,815)
Coupa Holdings,LLC[1][4][5]	Software & Tech Services	Term Loan	12.86% (S + 7.50%; 0.75% Floor)	02/27/2030	10,617,824	10,370,153	10,591,279
Datacor, Inc.[4][5]	Software & Tech Services	Delayed Draw Term Loan	11.21% (S + 5.75%; 1.00% Floor)	12/29/2025	2,545,283	2,518,898	2,513,467
Datacor, Inc.[2]	Software & Tech Services	Revolver	11.21% (S + 5.75%; 1.00% Floor)	12/29/2025	442,618	425,112	426,810
Datacor, Inc.[1][3][5]	Software & Tech Services	Term Loan	11.21% (S + 5.75%; 1.00% Floor)	12/29/2025	14,277,103	14,095,804	14,098,639
Degreed, Inc.[2][6]	Software & Tech Services	Delayed Draw Term Loan	10.96% (S + 5.50%; 1.00% PIK; 1.00% Floor)	05/29/2026	—	(50,032)	(29,738)
Degreed, Inc.[2][6]	Software & Tech Services	Revolver	10.96% (S + 5.50%; 1.00% PIK; 1.00% Floor)	05/29/2026	—	(912)	(13,579)
Degreed, Inc.[3]	Software & Tech Services	Term Loan	10.96% (S + 5.50%; 1.50% PIK; 1.00% Floor)	05/29/2026	5,240,236	5,229,641	5,069,928
Degreed, Inc.[3]	Software & Tech Services	Term Loan	12.46% (S + 5.50%; 1.50% PIK; 1.00% Floor)	05/29/2026	2,829,885	2,816,471	2,737,914
Dispatch Track, LLC[2][6]	Software & Tech Services	Revolver	9.96% (S + 4.50%; 1.00% Floor)	12/17/2026	—	(897)	(1,510)
Dispatch Track, LLC[1][5]	Software & Tech Services	Term Loan	9.96% (S + 4.50%; 1.00% Floor)	12/17/2026	9,849,936	9,814,127	9,800,687
EET Buyer, Inc.[2]	Software & Tech Services	Revolver	12.03% (S + 6.50%; 0.75% Floor)	11/08/2027	207,326	190,901	191,776
EET Buyer, Inc.[4]	Software & Tech Services	Term Loan	11.97% (S + 6.50%; 0.75% Floor)	11/08/2027	4,139,650	4,048,102	4,077,555

EET Buyer, Inc.[3] [4] [5]	Software & Tech Services	Term Loan	11.97% (S + 6.50%; 0.75% Floor)	11/08/2027	6,787,048	6,698,121	6,685,242
Exterro, Inc.[2]	Software & Tech Services	Revolver	13.00% (S + 5.50%; 1.00% Floor)	06/01/2027	369,281	360,934	369,281
Exterro, Inc.[1]	Software & Tech Services	Term Loan	11.03% (S + 5.50%; 1.00% Floor)	06/01/2027	2,793,450	2,789,044	2,793,450
Exterro, Inc.[1] [4]	Software & Tech Services	Term Loan	11.03% (S + 5.50%; 1.00% Floor)	06/01/2027	5,809,123	5,773,848	5,809,122
Exterro, Inc.[1] [3] [5]	Software & Tech Services	Term Loan	11.03% (S + 5.50%; 1.00% Floor)	06/01/2027	6,237,900	6,221,684	6,237,900
Faithlife, LLC[1] [4]	Software & Tech Services	Delayed Draw Term Loan	10.95% (S + 5.50%; 1.00% Floor)	09/18/2025	706,493	701,549	706,493
Faithlife, LLC[2] [6]	Software & Tech Services	Revolver	10.95% (S + 5.50%; 1.00% Floor)	09/18/2025	—	(1,945)	—
Faithlife, LLC[1] [4] [5]	Software & Tech Services	Term Loan	10.95% (S + 5.50%; 1.00% Floor)	09/18/2025	303,402	301,275	303,402
Fusion Holding Corp[2] [6]	Software & Tech Services	Revolver	11.72% (S + 6.25%; 0.75% Floor)	09/15/2027	—	(23,232)	(6,896)
Fusion Holding Corp[1] [3] [4] [5]	Software & Tech Services	Term Loan	11.72% (S + 6.25%; 0.75% Floor)	09/15/2029	16,726,111	16,416,902	16,642,480
Fusion Risk Management, Inc.[2] [6]	Software & Tech Services	Revolver	8.87% (S + 3.50%; 3.75% PIK; 1.00% Floor)	05/22/2029	—	(15,169)	(16,801)
Fusion Risk Management, Inc.[3]	Software & Tech Services	Term Loan	8.87% (S + 3.50%; 3.75% PIK; 1.00% Floor)	05/22/2029	7,135,236	7,008,832	6,992,531
G Treasury SS, LLC[2] [6]	Software & Tech Services	Delayed Draw Term Loan	11.35% (S + 6.00%; 1.00% Floor)	06/29/2029	—	(16,826)	(24,393)
G Treasury SS, LLC[2] [6]	Software & Tech Services	Delayed Draw Term Loan	11.35% (S + 6.00%; 1.00% Floor)	06/29/2029	—	(10,516)	(15,245)
G Treasury SS, LLC[2] [6]	Software & Tech Services	Revolver	11.35% (S + 6.00%; 1.00% Floor)	06/29/2029	—	(16,835)	(18,294)

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
G Treasury SS, LLC[1][3]	Software & Tech Services	Term Loan	11.35% (S + 6.00%; 1.00% Floor)	06/29/2029	$ 3,649,738	$ 3,599,124	$ 3,576,743
Genesis Acquisition Co.[3]	Software & Tech Services	Revolver	10.35% (S + 5.00%; 1.00% Floor)	07/31/2025	202,400	201,987	202,400
Genesis Acquisition Co.[1][5]	Software & Tech Services	Term Loan	10.35% (S + 5.00%; 1.00% Floor)	07/31/2025	3,631,930	3,616,293	3,631,930
Genesis Acquisition Co.[5]	Software & Tech Services	Term Loan	10.35% (S + 5.00%; 1.00% Floor)	07/31/2025	341,770	338,869	341,770
Greenhouse Software, Inc.[2][6]	Software & Tech Services	Revolver	12.35% (S + 7.00%; 1.00% Floor)	09/01/2028	—	(14,935)	(12,323)
Greenhouse Software, Inc.[2][6]	Software & Tech Services	Revolver	12.35% (S + 7.00%; 1.00% Floor)	09/01/2028	—	(11,873)	(6,045)
Greenhouse Software, Inc.[3]	Software & Tech Services	Term Loan	12.35% (S + 7.00%; 1.00% Floor)	09/01/2028	12,376,845	12,225,693	12,253,076
Greenhouse Software, Inc.[1][3][4]	Software & Tech Services	Term Loan	12.35% (S + 7.00%; 1.00% Floor)	09/01/2028	14,507,975	14,223,098	14,362,895
Gryphon-Redwood Acquisition LLC[2][4][8]	Software & Tech Services	Delayed Draw Term Loan	10.51% (S + 4.00%; 6.00% PIK; 1.00% Floor)	09/16/2028	1,075,181	1,053,232	1,067,251
Gryphon-Redwood Acquisition LLC[1]	Software & Tech Services	Term Loan	9.35% (S + 4.00%; 6.00% PIK; 1.00% Floor)	09/16/2028	3,704,487	3,657,019	3,685,964
GS AcquisitionCo, Inc.[2][6]	Software & Tech Services	Revolver	5.50% (S + 5.50%; 1.00% Floor)	05/22/2026	—	(562)	(5,709)
GS AcquisitionCo, Inc.[1][3][5]	Software & Tech Services	Term Loan	11.00% (S + 5.50%; 1.00% Floor)	05/22/2026	9,381,588	9,369,931	9,264,318
Hirevue, Inc.[2][6]	Software & Tech Services	Revolver	12.63% (S + 7.25%; 1.00% Floor)	05/03/2029	—	(36,819)	(28,808)
Hirevue, Inc.[4][5]	Software & Tech Services	Term Loan	12.63% (S + 7.25%; 1.00% Floor)	05/03/2029	12,934,244	12,635,647	12,707,894
Iodine Software, LLC[2][6]	Software & Tech Services	Delayed Draw Term Loan	11.50% (S + 6.00%; 1.00% Floor)	05/19/2027	—	(31,957)	—
Iodine Software, LLC[3][5]	Software & Tech Services	Delayed Draw Term Loan	11.50% (S + 6.00%; 1.00% Floor)	05/19/2027	7,875,642	7,784,890	7,875,642
Iodine Software, LLC[2][6]	Software & Tech Services	Revolver	11.50% (S + 6.00%; 1.00% Floor)	05/19/2027	—	(12,511)	—
Iodine Software, LLC[1][5]	Software & Tech Services	Term Loan	11.50% (S + 6.00%; 1.00% Floor)	05/19/2027	5,228,004	5,167,945	5,228,004
Kaseya Inc.[2]	Software & Tech Services	Delayed Draw Term Loan	8.88% (S + 3.50%; 2.50% PIK; 0.75% Floor)	06/25/2029	39,178	31,195	39,178
Kaseya Inc.[2][8]	Software & Tech Services	Revolver	10.51% (S + 5.50%; 2.50% PIK; 0.75% Floor)	06/25/2029	160,904	157,154	157,711
Kaseya Inc.[1][4][5]	Software & Tech Services	Term Loan	8.88% (S + 3.50%; 2.50% PIK; 0.75% Floor)	06/25/2029	10,596,694	10,472,462	10,543,710
Mavenlink, Inc.[2]	Software & Tech Services	Revolver	11.76% (S + 0.00%; 0.75% Floor)	06/03/2027	1,446,026	1,423,378	1,409,946
Mavenlink, Inc.[1][3][4]	Software & Tech Services	Term Loan	11.77% (S + 0.00%; 6.25% PIK; 0.75% Floor)	06/03/2027	15,264,979	15,074,764	14,959,680
Medbridge Holdings, LLC[2][6]	Software & Tech Services	Revolver	11.50% (S + 6.00%; 1.00% Floor)	12/23/2026	—	(13,848)	(17,203)
Medbridge Holdings, LLC[1][3][5]	Software & Tech Services	Term Loan	11.50% (S + 6.00%; 1.00% Floor)	12/23/2026	15,367,872	15,207,981	15,175,773
Medbridge Holdings, LLC[1]	Software & Tech Services	Term Loan	11.50% (S + 6.00%; 1.00% Floor)	12/23/2026	974,356	961,512	962,176
Metametrics, Inc.[2][6]	Software & Tech Services	Revolver	10.47% (S + 5.00%; 1.00% Floor)	09/10/2025	—	(3,745)	—
Metametrics, Inc.[1][5]	Software & Tech Services	Term Loan	10.45% (S + 5.00%; 1.00% Floor)	09/10/2025	3,472,106	3,449,523	3,472,106
Moon Buyer, Inc.[5]	Software & Tech Services	Delayed Draw Term Loan	10.20% (S + 4.75%; 1.00% Floor)	04/21/2027	576,078	573,348	568,876
Moon Buyer, Inc.[2][6]	Software & Tech Services	Revolver	10.22% (S + 4.75%; 1.00% Floor)	04/21/2027	—	(9,788)	(14,547)
Moon Buyer, Inc.[1][3][4][5]	Software & Tech Services	Term Loan	10.20% (S + 4.75%; 1.00% Floor)	04/21/2027	6,240,840	6,188,125	6,162,829
Mykaarma Acquisition LLC[2][6]	Software & Tech Services	Revolver	8.38% (S + 3.00%; 3.75% PIK; 1.00% Floor)	03/21/2028	—	(8,417)	(4,449)
Mykaarma Acquisition LLC[3][5]	Software & Tech Services	Term Loan	8.38% (S + 3.00%; 3.75% PIK; 1.00% Floor)	03/21/2028	6,339,104	6,250,126	6,291,561
Navigate360, LLC[5]	Software & Tech Services	Delayed Draw Term Loan	11.21% (S + 5.75%; 1.00% Floor)	03/17/2027	1,790,047	1,773,419	1,767,671
Navigate360, LLC[2][6]	Software & Tech Services	Revolver	11.21% (S + 5.75%; 1.00% Floor)	03/17/2027	—	(7,831)	(7,553)
Navigate360, LLC[4][5]	Software & Tech Services	Term Loan	11.21% (S + 5.75%; 1.00% Floor)	03/17/2027	2,243,081	2,208,661	2,215,042
Navigate360, LLC[3]	Software & Tech Services	Term Loan	11.21% (S + 5.75%; 1.00% Floor)	03/17/2027	4,155,627	4,099,241	4,103,682
Netwrix Corporation And Concept Searching Inc.[2][6]	Software & Tech Services	Delayed Draw Term Loan	10.39% (S + 5.00%; 0.75% Floor)	06/11/2029	—	(2,817)	(27,504)
Netwrix Corporation And Concept Searching Inc.[2][6]	Software & Tech Services	Revolver	10.39% (S + 5.00%; 0.75% Floor)	06/11/2029	—	(1,995)	(9,684)
Netwrix Corporation And Concept Searching Inc.[1][4][5]	Software & Tech Services	Term Loan	10.39% (S + 5.00%; 0.75% Floor)	06/11/2029	9,880,549	9,861,658	9,757,042
Netwrix Corporation And Concept Searching Inc.[2][6]	Software & Tech Services	Delayed Draw Term Loan	10.39% (S + 5.25%; 0.75% Floor)	06/11/2029	—	(16,061)	(4,656)
Penn TRGRP Holdings, LLC[2][6]	Software & Tech Services	Revolver	13.14% (S + 1.75%; 6.00% PIK; 0.75% Floor)	09/27/2030	—	(20,348)	(15,815)

Penn TRGRP Holdings, LLC[(1) (3) (5)]	Software & Tech Services	Term Loan	13.14% (S + 1.75%; 6.00% PIK; 0.75% Floor)	09/27/2030	6,956,801	6,824,545	6,852,449
Pieper Memorial, LLC[(1) (2) (5)]	Healthcare	Delayed Draw Term Loan	11.44% (S + 6.00%; 1.00% Floor)	11/02/2027	2,700,286	2,634,630	2,631,284
Pieper Memorial, LLC[(4) (5)]	Healthcare	Term Loan	11.44% (S + 6.00%; 1.00% Floor)	11/02/2027	2,072,313	2,032,917	2,030,866
Ping Identity Corporation[(2) (6)]	Software & Tech Services	Revolver	12.36% (S + 7.00%; 0.75% Floor)	10/17/2028	—	(24,270)	—
Ping Identity Corporation[(1) (3) (4) (5)]	Software & Tech Services	Term Loan	12.36% (S + 7.00%; 0.75% Floor)	10/17/2029	12,033,445	11,780,422	12,033,445
Ranger Buyer, Inc.[(2) (6)]	Software & Tech Services	Revolver	10.71% (S + 5.25%; 0.75% Floor)	11/18/2027	—	(15,877)	(20,987)
Ranger Buyer, Inc.[(1) (3) (5)]	Software & Tech Services	Term Loan	10.71% (S + 5.25%; 0.75% Floor)	11/17/2028	14,138,951	13,927,148	13,891,520
Sauce Labs, Inc.[(2)]	Software & Tech Services	Delayed Draw Term Loan	11.49% (S + 5.50%; 0.50% PIK; 1.00% Floor)	08/16/2027	591,875	570,275	568,200
Sauce Labs, Inc.[(3)]	Software & Tech Services	Delayed Draw Term Loan	11.48% (S + 5.50%; 0.50% PIK; 1.00% Floor)	08/16/2027	1,934,726	1,911,106	1,896,031
Sauce Labs, Inc.[(2) (6)]	Software & Tech Services	Revolver	11.48% (S + 5.50%; 1.00% Floor)	08/16/2027	—	(15,757)	(25,636)
Sauce Labs, Inc.[(3)]	Software & Tech Services	Term Loan	10.98% (S + 5.50%; 0.05% PIK; 1.00% Floor)	08/16/2027	7,541,536	7,435,065	7,390,705
Saviynt, Inc.[(2) (3) (4)]	Software & Tech Services	Delayed Draw Term Loan	12.96% (S + 4.00%; 3.50% PIK; 1.00% Floor)	12/22/2027	3,096,164	2,959,098	2,973,261

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Saviynt, Inc.[2][6]	Software & Tech Services	Revolver	9.46% (S + 4.00%; 3.50% PIK; 1.00% Floor)	12/22/2027	$ —	$ (12,222)	$ (12,196)
Saviynt, Inc.[1][3]	Software & Tech Services	Term Loan	9.46% (S + 4.00%; 3.50% PIK; 1.00% Floor)	12/22/2027	18,966,641	18,584,633	18,587,308
Securonix, Inc.[2][6]	Software & Tech Services	Revolver	11.41% (S + 6.00%; 0.75% Floor)	04/05/2028	—	(19,349)	(173,063)
Securonix, Inc.[1][3]	Software & Tech Services	Term Loan	11.41% (S + 6.00%; 0.75% Floor)	04/05/2028	8,546,314	8,438,887	7,584,854
Serrano Parent, LLC[2][6]	Software & Tech Services	Revolver	11.88% (S + 6.50%; 1.00% Floor)	05/13/2030	—	(47,644)	(41,720)
Serrano Parent, LLC[1][3][4][5]	Software & Tech Services	Term Loan	11.88% (S + 6.50%; 1.00% Floor)	05/13/2030	21,207,477	20,716,642	20,783,327
Sirsi Corporation[2][6]	Software & Tech Services	Revolver	11.71% (S + 6.25%; 1.00% Floor)	03/15/2025	—	(377)	—
Sirsi Corporation[1][5]	Software & Tech Services	Term Loan	11.71% (S + 6.25%; 1.00% Floor)	03/15/2025	6,018,017	6,013,615	6,018,017
SIS Purchaser, Inc.[2][6]	Software & Tech Services	Revolver	10.96% (S + 5.50%; 1.00% Floor)	10/15/2026	—	(9,617)	(11,660)
SIS Purchaser, Inc.[1][3][5]	Software & Tech Services	Term Loan	10.96% (S + 5.50%; 1.00% Floor)	10/15/2026	11,811,617	11,708,637	11,693,501
SIS Purchaser, Inc.[5]	Software & Tech Services	Term Loan	10.96% (S + 5.50%; 1.00% Floor)	10/15/2026	2,261,109	2,239,519	2,238,497
Soladoc, LLC[2][6]	Software & Tech Services	Delayed Draw Term Loan	10.43% (S + 5.00%; 0.75% Floor)	06/12/2028	—	(17,615)	(64,781)
Soladoc, LLC[2][6]	Software & Tech Services	Revolver	10.43% (S + 5.00%; 0.75% Floor)	06/12/2028	—	(8,820)	(22,085)
Soladoc, LLC[1][3]	Software & Tech Services	Term Loan	10.43% (S + 5.00%; 0.75% Floor)	06/12/2028	5,889,225	5,801,038	5,668,379
SugarCRM, Inc.[2][6]	Software & Tech Services	Revolver	11.96% (S + 6.50%; 1.00% Floor)	07/31/2024	—	(551)	—
SugarCRM, Inc.[1][3]	Software & Tech Services	Term Loan	11.96% (S + 6.50%; 1.00% Floor)	07/31/2024	4,268,824	4,258,942	4,268,824
Sundance Group Holdings, Inc.[3][4]	Software & Tech Services	Delayed Draw Term Loan	11.72% (S + 6.25%; 1.00% Floor)	07/02/2027	3,547,253	3,505,087	3,520,649
Sundance Group Holdings, Inc.[2][8]	Software & Tech Services	Revolver	10.51% (S + 6.25%; 1.00% Floor)	07/02/2027	709,451	692,581	698,809
Sundance Group Holdings, Inc.[4]	Software & Tech Services	Term Loan	11.74% (S + 6.25%; 1.00% Floor)	07/02/2027	463,790	453,063	460,312
Sundance Group Holdings, Inc.[1][5]	Software & Tech Services	Term Loan	11.73% (S + 6.25%; 1.00% Floor)	07/02/2027	11,824,177	11,683,610	11,735,496
Sysnet North America, Inc.[1][3][5]	Software & Tech Services	Term Loan	11.50% (S + 6.00%; 1.00% Floor)	12/01/2026	8,771,786	8,709,334	8,684,068
Telcor Buyer, Inc.[2][6]	Software & Tech Services	Revolver	9.72% (S + 4.25%; 1.00% Floor)	08/20/2027	—	(2,686)	(2,908)
Telcor Buyer, Inc.[1][5]	Software & Tech Services	Term Loan	9.72% (S + 4.25%; 1.00% Floor)	08/20/2027	7,874,692	7,802,059	7,795,945
Telesoft Holdings, LLC[2]	Software & Tech Services	Revolver	11.21% (S + 5.75%; 1.00% Floor)	12/16/2025	85,551	81,079	75,106
Telesoft Holdings, LLC[3][5]	Software & Tech Services	Term Loan	11.21% (S + 5.75%; 1.00% Floor)	12/16/2025	5,744,840	5,700,632	5,644,305
Unanet, Inc.[2][4]	Software & Tech Services	Delayed Draw Term Loan	11.45% (S + 6.00%; 0.75% Floor)	12/08/2028	1,547,761	1,503,508	1,528,809
Unanet, Inc.[2][6]	Software & Tech Services	Revolver	11.35% (S + 6.00%; 0.75% Floor)	12/08/2028	—	(20,905)	(12,635)
Unanet, Inc.[3][5]	Software & Tech Services	Term Loan	11.35% (S + 6.00%; 0.75% Floor)	12/08/2028	12,003,044	11,803,922	11,883,013
Ungerboeck Systems International, LLC[3]	Software & Tech Services	Delayed Draw Term Loan	12.00% (S + 6.50%; 1.00% Floor)	04/30/2027	477,340	473,604	470,180
Ungerboeck Systems International, LLC[1]	Software & Tech Services	Delayed Draw Term Loan	12.00% (S + 6.50%; 1.00% Floor)	04/30/2027	322,391	319,620	317,555
Ungerboeck Systems International, LLC[3]	Software & Tech Services	Delayed Draw Term Loan	12.00% (S + 6.50%; 1.00% Floor)	04/30/2027	690,794	690,794	680,432
Ungerboeck Systems International, LLC[2][6]	Software & Tech Services	Revolver	12.00% (S + 6.50%; 1.00% Floor)	04/30/2027	—	(2,335)	(3,441)
Ungerboeck Systems International, LLC	Software & Tech Services	Term Loan	12.00% (S + 6.50%; 1.00% Floor)	04/30/2027	263,748	257,746	259,792
Ungerboeck Systems International, LLC[3]	Software & Tech Services	Term Loan	12.00% (S + 6.50%; 1.00% Floor)	04/30/2027	136,383	134,447	134,337
Ungerboeck Systems International, LLC[1][3]	Software & Tech Services	Term Loan	12.00% (S + 6.50%; 1.00% Floor)	04/30/2027	2,717,277	2,693,939	2,676,518
Vectra AI, Inc.[1]	Software & Tech Services	Delayed Draw Term Loan	11.71% (S + 6.25%; 1.00% Floor)	03/02/2028	1,163,793	1,148,926	1,143,427
Vectra AI, Inc.[2][6]	Software & Tech Services	Revolver	11.71% (S + 6.25%; 1.00% Floor)	03/02/2028	—	(2,598)	(4,073)
Vectra AI, Inc.[1][3][4]	Software & Tech Services	Term Loan	11.82% (S + 6.25%; 1.00% Floor)	03/02/2028	5,552,870	5,473,638	5,455,695
Vehlo Purchaser, LLC[3][4]	Software & Tech Services	Delayed Draw Term Loan	10.55% (S + 5.00%; 0.75% Floor)	05/24/2028	6,195,183	6,143,886	6,086,767
Vehlo Purchaser, LLC[2]	Software & Tech Services	Revolver	10.46% (S + 5.00%; 0.75% Floor)	05/24/2028	123,904	110,136	102,220
Vehlo Purchaser, LLC[1][3][5]	Software & Tech Services	Term Loan	10.54% (S + 5.00%; 0.75% Floor)	05/24/2028	22,302,658	22,054,831	21,912,362
Velocity Purchaser Corporation[2][6]	Software & Tech Services	Revolver	11.96% (S + 6.50%; 1.00% Floor)	12/02/2024	—	(530)	—

Velocity Purchaser Corporation[1]	Software & Tech Services	Term Loan	11.96% (S + 6.50%; 1.00% Floor)	12/02/2024	2,141,338	2,136,197	2,141,338
Velocity Purchaser Corporation[1]	Software & Tech Services	Term Loan	11.96% (S + 6.50%; 1.00% Floor)	12/02/2024	532,667	531,087	532,666
Velocity Purchaser Corporation[1] [5]	Software & Tech Services	Term Loan	11.96% (S + 6.50%; 1.00% Floor)	12/02/2024	4,229,879	4,210,048	4,229,879
Veracross LLC[1] [5]	Software & Tech Services	Delayed Draw Term Loan	12.38% (S + 2.00%; 4.50% PIK; 1.00% Floor)	12/28/2027	1,727,307	1,675,853	1,697,079
Veracross LLC[2] [6]	Software & Tech Services	Revolver	12.38% (S + 2.00%; 4.50% PIK; 1.00% Floor)	12/28/2027	—	(15,012)	(19,470)
Veracross LLC[3]	Software & Tech Services	Term Loan	7.46% (S + 2.00%; 4.50% PIK; 1.00% Floor)	12/28/2027	13,537,910	13,372,753	13,300,997
Vhagar Purchaser, LLC[4]	Software & Tech Services	Term Loan	12.39% (S + 7.00%; 1.00% Floor)	06/11/2029	3,360,201	3,268,372	3,259,395
Vhagar Purchaser, LLC.[2]	Software & Tech Services	Delayed Draw Term Loan	12.39% (S + 7.00%; 1.00% Floor)	06/11/2029	168,010	155,518	154,943
Vhagar Purchaser, LLC.[2] [6]	Software & Tech Services	Revolver	12.39% (S + 7.00%; 1.00% Floor)	06/11/2029	—	(10,203)	(11,201)

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Zendesk, Inc.[2][6]	Software & Tech Services	Delayed Draw Term Loan	6.25% (S + 6.25%; 0.75% Floor)	11/22/2028	$ —	$ (27,372)	$ —
Zendesk, Inc.[2][6]	Software & Tech Services	Revolver	6.25% (S + 6.25%; 0.75% Floor)	11/22/2028	—	(22,519)	(3,432)
Zendesk, Inc.[1][3][5]	Software & Tech Services	Term Loan	8.36% (S + 6.25%; 3.25% PIK; 0.75% Floor)	11/22/2028	13,681,445	13,453,800	13,647,242
Fullsteam Operations LLC[4][5]	Digital Infrastructure & Services	Term Loan	11.79% (S + 6.25%; 3.00% Floor)	11/30/2028	4,978,075	4,855,464	4,853,623
Next Holdco, LLC[1][4][5]	Digital Infrastructure & Services	Delayed Draw Term Loan	11.79% (S + 6.25%; 3.00% Floor)	11/30/2028	—	(24,495)	(24,890)
Next Holdco, LLC[2][6]	Digital Infrastructure & Services	Revolver	11.79% (S + 6.25%; 3.00% Floor)	11/30/2028	—	(15,310)	(15,556)
Next Holdco, LLC[2][6]	Software & Tech Services	Term Loan	12.10% (S + 6.75%; 1.00% Floor)	11/08/2030	13,118,364	12,795,384	12,790,405
Pace Health Companies, LLC[4]	Software & Tech Services	Revolver	12.10% (S + 6.75%; 1.00% Floor)	11/08/2030	—	(33,485)	(34,162)
Pace Health Companies, LLC[2]	Software & Tech Services	Delayed Draw Term Loan	13.76% (S + 8.25%; 1.00% Floor)	11/27/2029	707,091	662,122	672,048
Towerco IV Holdings, LLC[1][2][4][5]	Software & Tech Services	Delayed Draw Term Loan	13.76% (S + 8.25%; 1.00% Floor)	11/27/2029	—	(15,347)	(15,575)
Your Part-Time Controller, LLC[4]	Software & Tech Services	Revolver	13.76% (S + 8.25%; 1.00% Floor)	11/27/2029	—	(12,279)	(12,460)
Your Part-Time Controller, LLC[2][6]	Software & Tech Services	Term Loan	13.78% (S + 8.25%; 1.00% Floor)	11/27/2029	7,423,938	7,204,446	7,201,220
Enverus Holdings, Inc.[2][6]	Software & Tech Services	Term Loan	11.37% (S + 6.00%; 0.75% Floor)	11/12/2030	9,285,113	9,147,753	9,145,836
Enverus Holdings, Inc.[2][6]	Software & Tech Services	Delayed Draw Term Loan	11.37% (S + 6.00%; 0.75% Floor)	11/12/2030	—	(17,499)	(17,856)
Enverus Holdings, Inc.	Software & Tech Services	Revolver	11.37% (S + 6.00%; 0.75% Floor)	11/09/2029	—	(13,091)	(13,403)
Heartland PPC Buyer LLC[2][6]	Healthcare	Term Loan	12.05% (S + 6.50%; 1.00% Floor)	08/02/2025	1,383,033	1,364,426	1,383,033
Heartland PPC Buyer LLC[2][6]	Healthcare	Delayed Draw Term Loan	12.05% (S + 6.50%; 1.00% Floor)	08/02/2025	195,120	180,661	195,120
Heartland PPC Buyer LLC[1][4][5]	Digital Infrastructure & Services	Delayed Draw Term Loan	9.71% (S + 4.25%; 1.00% Floor)	08/31/2028	17,672,017	17,596,763	17,429,698
Your Part-Time Controller, LLC	Business Services	Term Loan	11.36% (S + 6.00%; 1.00% Floor)	11/14/2029	6,907,709	6,772,375	6,769,554
Your Part-Time Controller, LLC	Business Services	Revolver	11.36% (S + 6.00%; 1.00% Floor)	11/14/2029	—	(12,299)	(12,559)
Enverus Holdings, Inc.	Software & Tech Services	Delayed Draw Term Loan	10.86% (S + 5.50%; 0.75% Floor)	12/24/2029	—	(3,296)	(3,308)
Enverus Holdings, Inc.	Software & Tech Services	Revolver	10.86% (S + 5.50%; 0.75% Floor)	12/24/2029	—	(10,031)	(10,067)
Enverus Holdings, Inc.	Software & Tech Services	Term Loan	10.86% (S + 5.50%; 0.75% Floor)	12/24/2029	8,820,249	8,688,410	8,687,945
Heartland PPC Buyer LLC	Business Services	Delayed Draw Term Loan	11.35% (S + 5.75%; 0.75% Floor)	10/12/2029	—	(18,708)	(18,839)
Heartland PPC Buyer LLC	Business Services	Revolver	11.35% (S + 5.75%; 0.75% Floor)	10/12/2029	—	(22,428)	(22,607)
Heartland PPC Buyer LLC	Business Services	Term Loan	11.35% (S + 5.75%; 0.75% Floor)	12/12/2029	5,651,762	5,539,510	5,538,726
Total U.S. 1st Lien/Senior Secured Debt						**1,270,618,569**	**1,246,838,945**
2nd Lien/Junior Secured Debt —1.83%							
Conterra Ultra Broadband Holdings, Inc.[1][5]	Digital Infrastructure & Services	Term Loan	13.96% (S + 8.50%; 1.00% Floor)	04/30/2027	6,537,710	6,489,084	6,521,366
Symplr Software, Inc.[1][4]	Software & Tech Services	Term Loan	13.36% (S + 7.88%; 0.75% Floor)	12/22/2028	3,130,634	3,089,537	2,684,519
Total U.S. 2nd Lien/Junior Secured Debt						**9,578,621**	**9,205,885**
Total U.S. Corporate Debt						**1,280,197,190**	**1,256,044,830**
Canadian Corporate Debt —4.74%							
1st Lien/Senior Secured Debt —4.74%							
Syntax Systems Ltd[1][5][9]	Digital Infrastructure & Services	Term Loan	10.96% (S + 5.50%; 0.75% Floor)	10/29/2028	8,684,697	8,622,463	8,619,561
Syntax Systems Ltd[2][9]	Digital Infrastructure & Services	Revolver	10.96% (S + 5.50%; 0.75% Floor)	10/29/2026	597,175	591,592	589,872
McNairn Holdings Ltd.[1][9]	Business Services	Term Loan	11.98% (S + 6.50%; 0.50% PIK; 1.00% Floor)	11/25/2025	735,190	727,122	735,190
Banneker V Acquisition, Inc.[1][3][5][9]	Software & Tech Services	Term Loan	12.96% (S + 7.00%; 1.00% Floor)	12/04/2025	13,258,433	13,083,544	12,993,265
Banneker V Acquisition, Inc.[2][6][9]	Software & Tech Services	Revolver	12.96% (S + 7.00%; 1.00% Floor)	12/04/2025	—	(13,323)	(17,934)

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Banneker V Acquisition, Inc.[5][9]	Software & Tech Services	Delayed Draw Term Loan	12.96% (S + 7.00%; 1.00% Floor)	12/04/2025	1,024,233	1,016,162	1,003,748
Total Canadian 1st Lien/Senior Secured Debt						**24,027,560**	**23,923,702**
Total Canadian Corporate Debt						**24,027,560**	**23,923,702**

See Notes to Consolidated Financial Statements

Portfolio Company	Class/Series	Industry	Initial Acquisition Date [10]	Shares	Cost	Fair Value
U.S. Preferred Stock —1.74%						
MSP Global Holdings, Inc [11]	Class A	Digital Infrastructure & Services	01/24/2022	$ 333,937	$ 272,826	$ 327,690
Bowline Topco LLC ^^ [11] [12]	LLC Units	Energy	08/09/2021	2,946,390	—	—
Alphasense, Inc. [9] [11]	Series C	Software & Tech Services	06/01/2021	23,961	369,843	632,053
Concerto Health AI Solutions, LLC [11] [12]	Series B-1	Software & Tech Services	12/23/2019	65,614	349,977	327,029
Datarobot, Inc. [11]	Series E	Software & Tech Services	08/30/2019	38,190	289,278	263,363
Datarobot, Inc. [11]	Series F	Software & Tech Services	10/27/2020	6,715	88,248	62,997
Degreed, Inc. [11]	Series C-1	Software & Tech Services	06/25/2019	43,819	278,541	241,557
Degreed, Inc. [11]	Series D	Software & Tech Services		16,943	278,308	231,450
Content Square SAS [11]	Series F	Software & Tech Services		24,472	206,755	206,715
Content Square SAS [11]	Earn Out	Software & Tech Services		2,027	8,561	—
Knockout Intermediate Holdings I, Inc. (Kaseya, Inc.) [11]	Perpetual	Software & Tech Services	06/23/2022	1,345	1,311,760	1,576,537
Netskope, Inc. [11]	Series G	Software & Tech Services	01/27/2020	36,144	302,536	399,649
Phenom People, Inc. [11]	Series C	Software & Tech Services	01/08/2020	35,055	220,610	395,180
Protoscale Rubrik, LLC [11]	Class B	Software & Tech Services	01/04/2019	25,397	598,212	640,415
Swyft Parent Holdings LP [11] [12]	Preferred Units	Software & Tech Services	02/07/2022	850,470	758,389	943,224
Symplr Software Intermediate Holdings, Inc. [11]	Series A	Software & Tech Services	11/30/2018	1,196	1,160,532	2,056,192
Vectra AI, Inc [11]	Series F	Software & Tech Services	05/28/2021	17,064	131,095	104,619
SCP Resonatics Aggregator I, LLC [11]	Class A	Healthcare		541	368,990	368,990
Total U.S. Preferred Stock					**6,994,461**	**8,777,660**
U.S. Common Stock —2.00%						
Content Square SAS [11]	Ordinary Shares	Software & Tech Services		$ 75,889	$ 416,757	$ 416,758
Global Radar Holdings, LLC [11] [12]	Earn Out	Business Services	11/08/2022	125	—	—
AEG Holding Company, Inc. [11]	Class A	Consumer Discretionary	11/20/2017	320	321,309	252,213
Freddy's Acquisition, LP (Freddy's Frozen Custard, LLC) [11]	LP Interests	Consumer Non-Cyclical	03/03/2021	72,483	72,483	143,917
8x8, Inc. [9] [11] [13]	Common Units	Digital Infrastructure & Services		7,886	170,890	29,809
Avant Communications, LLC [11] [12]	Class A	Digital Infrastructure & Services	11/30/2021	236,307	236,307	344,264
MSP Global Holdings, Inc. [11]	Class A	Digital Infrastructure & Services	01/24/2022	333,937	61,110	86,110
NEPCORE Parent Holdings, LLC [11]	LP Interests	Digital Infrastructure & Services	10/21/2021	98	97,884	30,933
Neutral Connect, LLC [11]	LLC Units	Digital Infrastructure & Services	10/21/2021	396,513	439,932	227,344
Thrive Parent, LLC [11]	Class L	Digital Infrastructure & Services	01/22/2021	102,108	271,128	486,246
Advantage AVP Parent Holdings, L.P. (Medical Management Resource Group, LLC) [11]	Units	Healthcare	09/30/2021	34,492	34,492	28,007
American Outcomes Management, L.P. [11] [12]	Class A	Healthcare	02/17/2022	290,393	18,979	454,404
Community Based Care Holdings, LP [11]	Senior Common Units	Healthcare	01/03/2022	179	178,916	245,905
GSV MedSuite Investments, LLC (Millin Purchaser, LLC) [11]	Class A	Healthcare	03/31/2022	86,555	86,555	73,611
Health Platform Group, Inc [11]	Earn Out	Healthcare	10/31/2020	16,502	—	4,455
INH Group Holdings, Inc. [11]	Class A	Healthcare	01/31/2019	484,552	484,552	9,135
RCFN Parent, LP (People's Care) [11]	LP Interests	Healthcare	06/18/2021	77	78,284	80,825
REP Coinvest III AGP Blocker, L.P. (Agape Care Group) [11]	LP Interests	Healthcare	10/14/2021	590,203	590,203	1,021,579
SBS Super Holdings, LLC ^^^ [11]	Class A	Healthcare	05/12/2023	21	—	—
SBS Super Holdings, LLC ^^^ [11]	Class B	Healthcare	05/12/2023	100	10	—
Brightspot Holdco, LLC [11]	Class A	Software & Tech Services	11/16/2021	433,207	433,207	450,807
GSV Vehlo Investments, LLC (Vehlo Purchaser, LLC) [11]	Class A	Software & Tech Services	05/24/2022	150,297	150,297	179,340
Human Security [11]	Class A	Software & Tech Services	07/29/2022	329,116	953,134	639,114
Moon Topco, L.P. (Radiant Logic, Inc.) [11]	Class A	Software & Tech Services	04/21/2021	3,600	35,999	54,330
Mykaarma Acquisition LLC [11]	LP Interests	Software & Tech Services	03/21/2022	257,031	257,031	340,890
Pamlico Part Time [11]	LP Interests	Software & Tech Services		138,390	138,390	138,390
Ranger Lexipol Holdings, LLC [11]	Class A	Software & Tech Services	11/18/2021	433	355,837	464,789
Ranger Lexipol Holdings, LLC [11]	Class B	Software & Tech Services	11/18/2021	433	77,371	105,986
REP Coinvest III Tec, L.P. (American Safety Holdings Corp.) [11]	LP Interests	Software & Tech Services	06/18/2020	167,509	190,658	267,689
Servpro, LLC [11]	LP Interests	Business Services		277,533	277,533	277,533
Stripe, Inc. [11]	Class B	Software & Tech Services		4,158	166,854	94,948
Swyft Parent Holdings LP [11] [12]	LP Interests	Software & Tech Services	02/07/2022	4,485	53,049	48,549
SCP Resonatics Aggregator I, LLC [11]	Class B	Healthcare		32,450	171,840	171,840
ADT Commercial Co Invest [9] [11]	LP Interests	Healthcare	09/29/2023	1,100,000	1,100,000	1,100,000
REP Coinvest III-A Omni, L.P. (Omni Logistics, LLC) [11]	LP Interests	Transport & Logistics	02/05/2021	193,770	53,301	263,971

See Notes to Consolidated Financial Statements

REP RO Coinvest IV A Blocker (Road One) (11)	Class A	Transport & Logistics	12/28/2022	$ 66,441,840	$ 664,418	$ 759,364
Consortium Networks, LLC (11)	LP Interests	Software & Tech Services		776,334	776,334	776,334
Total U.S. Common Stock					**9,415,044**	**10,069,389**
U.S. Warrants —0.20%						
Alphasense, Inc., expire 05/29/2027(9) (11)	Series B	Software & Tech Services	06/02/2020	40,394	35,185	765,510
Degreed, Inc., expire 04/11/2028(11)	Series D	Software & Tech Services	04/11/2021	7,624	—	5,736
Degreed, Inc., expire 05/31/2026(11)	Series C -1	Software & Tech Services	05/31/2019	26,294	46,823	49,501
Degreed, Inc., expire 08/18/2029(11)	Common Shares	Software & Tech Services	08/18/2022	9,374	41,527	22,124
ScyllaDB, Inc., expire 09/08/2032(9)(11)	Series C-1	Software & Tech Services	09/08/2022	239,984	43,880	98,162
Vectra AI, Inc., expire 03/18/2031(11)	Series F	Software & Tech Services	03/18/2021	35,156	58,189	77,654
Total U.S. Warrants					**225,605**	**1,018,687**
United Kingdom Warrants —0.05%						
GlobalWebIndex, Inc., expire 12/30/2027(11)	Preferred Units	Software & Tech Services	12/30/2020	11,776	159,859	272,172
Total United Kingdom Warrants					**159,859**	**272,172**
Portfolio Company	**Class/Series**			**Shares**	**Cost**	**Fair Value**
U.S. Investment Companies —2.18%						
Orangewood WWB Co-Invest, L.P.(11) (14)	LP Interests			$ 829,314	$ 829,314	$ 1,127,867
ORCP III Triton Co-Investors, L.P.(11) (14)	LP Interests			341,592	98,394	789,761
AB Equity Investors, L.P.(11) (14)	LP Interests			5,377,887	5,377,887	6,064,911
Falcon Co-Investment Partners, L.P.(11) (14)	LP Interests			818,579	818,579	819,397
GHP E Aggregator, LLC(11) (14)	LLC Units			417,813	186,588	666,829
GHP SPV 2, L.P.(9) (11) (14)	LP Interests			271,942	271,942	267,863
Magenta Blocker Aggregator, LP(11) (14)	LP Interests			821,397	676,978	1,016,067
Palms Co-Investment Partners, L.P.(11) (14)	LP Interests			261,449	261,449	261,449
					8,521,131	**11,014,144**
Total U.S. Investment Companies					**8,521,131**	**11,014,144**
TOTAL INVESTMENTS—260.04%(15)					**$ 1,329,540,850**	**$ 1,311,120,584**
Portfolio Company		**Industry**		**Shares**	**Cost**	**Fair Value**
Cash Equivalents —11.35%						
Blackrock T Fund I(13) (16)	Money Market	Money Market Portfolio	5.26%(17)	$ 29,297,280	$ 29,297,280	$ 29,297,280
State Street Institutional US Government Money Market Fund(13) (16)	Money Market	Money Market Portfolio	5.23%(17)	5,594,935	5,594,935	5,594,935
US Bank MMDA GCTS Money Market Fund(13)(16)	Money Market	Money Market Portfolio	4.75%(17)	22,338,035	22,338,035	22,338,035
Total Cash Equivalents					**57,230,250**	**57,230,250**
Cash —3.06%						
US Dollar	Cash	USD		15,441,678	15,441,678	15,441,678
Total Cash					**15,441,678**	**15,441,678**
Total Cash and Cash Equivalents					**72,671,928**	**72,671,928**
LIABILITIES IN EXCESS OF OTHER ASSETS —(174.45%)						**$ (879,595,267)**
NET ASSETS—100.00%						**$ 504,197,245**

(++) Unless otherwise indicated, all securities represent co-investments made with the Fund's affiliates in accordance with the terms of the exemptive relief received from the U.S. Securities and Exchange Commission. See Note 3 "Related Party Transactions". Industry sectors have been updated with the addition of new sub-industries and moving some industries to relevant sub-industries.

+ As of December 31, 2023, qualifying assets represented 97.29% of total assets. Under the 1940 Act we may not acquire any non-qualifying assets unless, at the time the acquisition is made, qualifying assets represent at least 70% of our total assets.

* Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of Financial Accounting Standards Board's Accounting Standards Codification 820 fair value hierarchy.

Percentages are based on net assets.

See Notes to Consolidated Financial Statements

AB Private Credit Investors Corporation
Consolidated Schedule of Investments as of December 31, 2023

^	Generally, the interest rate on floating interest rate investments is at benchmark rate plus spread. The borrower has an option to choose the benchmark rate, such as the Secured Overnight Financing Rate including adjustment, if any ("SOFR") or the U.S. Prime rate. The spread may change based on the type of rate used. The terms in the Consolidated Schedule of Investments disclose the actual interest rate in effect as of the reporting period. SOFR loans are typically indexed to 30-day, 60-day, 90-day or 180-day rates (1M, 3M or 6M, respectively) at the borrower's option. SOFR loans may be subject to interest floors. As of December 31, 2023, rates for weekly 1M S, 3M S and 6M S are 5.34%, 5.36% and 5.35%, respectively. As of December 31, 2023, the U.S. Prime rate was 8.50%.
^^	Controlled affiliated investment. See Note 3 "Related Party Transactions".
^^^	Non-controlled affiliated investment. See Note 3 "Related Party Transactions".
(1)	Position, or a portion thereof, has been segregated to collateralize ABPCI Direct Lending Fund CLO VI Ltd.
(2)	Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date, that may expire prior to the maturity date stated. See Note 6 "Commitments and Contingencies".
(3)	Position, or a portion thereof, has been segregated to collateralize ABPCIC Funding II, LLC.
(4)	Position, or a portion thereof, has been segregated to collateralize ABPCIC Funding IV, LLC.
(5)	Position, or a portion thereof, has been segregated to collateralize ABPCI Direct Lending Fund CLO XIII Ltd..
(6)	The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.
(7)	The investment is on non-accrual status. See Note 2 "Significant Accounting Policies."
(8)	This investment has multiple reference rates or alternate base rates. The All-in interest rate shown is the weighted average interest rate in effect at December 31, 2023.
(9)	Positions considered non-qualified assets therefore excluded from the qualifying assets calculation as noted in footnote + above.
(10)	Securities exempt from registration under the Securities Act of 1933, and may be deemed to be "restricted securities". As of December 31, 2023, the aggregate fair value of these securities is $19,827,286 or 3.93% of the Fund's net assets. The initial acquisition dates have been included for such securities.
(11)	Non-income producing investment.
(12)	Position or portion thereof is held through a consolidated subsidiary.
(13)	Categorized as Level 1 assets under the definition of ASC 820 fair value hierarchy.
(14)	Excluded from the ASC 820 fair value hierarchy as fair value is measured using the net asset value per share practical expedient.
(15)	Aggregate gross unrealized appreciation for federal income tax purposes is $12,889,328; aggregate gross unrealized depreciation for federal income tax purposes is $31,169,850. Net unrealized depreciation is $18,280,522 based upon a tax cost basis of $1,329,401,106.
(16)	Included within 'Cash and cash equivalents' on the Consolidated Statements of Assets and Liabilities.
(17)	The rate shown is the annualized seven-day yield as of December 31, 2023.

P - Prime
PIK - Payment-In-Kind
S - SOFR

See Notes to Consolidated Financial Statements

F-20

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Investments at Fair Value —245.69% (++) + * # ^							
U.S. Corporate Debt —236.64%							
1st Lien/Senior Secured Debt —234.31%							
AmerCareRoyal, LLC(1)	Business Services	Delayed Draw Term Loan	9.98% (S + 5.00%; 0.50% PIK; 1.00% Floor)	11/25/2025	$ 496,745	$ 489,122	$ 488,052
AmerCareRoyal, LLC(2)	Business Services	Term Loan	9.98% (L + 5.00%; 0.50% PIK; 1.00% Floor)	11/25/2025	511,273	499,144	502,326
AmerCareRoyal, LLC(1)	Business Services	Term Loan	9.98% (L + 5.00%; 0.50% PIK; 1.00% Floor)	11/25/2025	4,118,091	4,014,301	4,046,024
Cerifi, LLC(3) (4)	Business Services	Revolver	10.07% (S + 5.75%; 1.00% Floor)	04/01/2027	—	(19,595)	(33,234)
Cerifi, LLC(2) (5)	Business Services	Term Loan	10.07% (S + 5.75%; 1.00% Floor)	03/31/2028	16,066,537	15,771,511	15,584,541
Engage2Excel, Inc.(3) (6)	Business Services	Revolver	10.63% (L + 7.25%; 1.00% Floor)	03/07/2023	351,629	350,588	341,095
Engage2Excel, Inc.(1)	Business Services	Term Loan	11.98% (L + 7.25%; 1.00% Floor)	03/07/2023	1,026,967	1,025,881	998,726
Engage2Excel, Inc.(1)	Business Services	Term Loan	11.98% (L + 7.25%; 1.00% Floor)	03/07/2023	2,959,179	2,956,519	2,877,801
Metametrics, Inc.(3)	Business Services	Revolver	9.77% (L + 5.00%; 1.00% Floor)	09/10/2025	130,237	124,316	122,097
Metametrics, Inc.(1) (2)	Business Services	Term Loan	9.73% (L + 5.00%; 1.00% Floor)	09/10/2025	4,731,059	4,683,677	4,671,920
MSM Acquisitions, Inc.(3)	Business Services	Delayed Draw Term Loan	10.75% (L + 6.00%; 1.00% Floor)	12/09/2026	368,247	355,038	240,389
MSM Acquisitions, Inc.(2)	Business Services	Delayed Draw Term Loan	10.75% (L + 6.00%; 1.00% Floor)	12/09/2026	3,005,143	2,961,347	2,869,912
MSM Acquisitions, Inc.(3) (6)	Business Services	Revolver	12.50% (P + 5.00%; 1.00% Floor)	12/09/2026	569,646	553,338	514,519
MSM Acquisitions, Inc.(1) (2) (5)	Business Services	Term Loan	10.75% (L + 6.00%; 1.00% Floor)	12/09/2026	8,212,239	8,108,554	7,842,688
Rep Tec Intermediate Holdings, Inc.(3)	Business Services	Revolver	11.23% (L + 6.50%; 1.00% Floor)	12/01/2027	302,547	293,240	276,896
Rep Tec Intermediate Holdings, Inc.(1) (2) (5)	Business Services	Term Loan	11.23% (L + 6.50%; 1.00% Floor)	12/01/2027	14,568,787	14,390,788	14,095,301
Sako and Partners Lower Holdings LLC(3)	Business Services	Delayed Draw Term Loan	10.73% (S + 6.00%; 1.00% Floor)	09/15/2028	710,250	649,364	665,859
Sako and Partners Lower Holdings LLC(3)	Business Services	Revolver	10.73% (S + 6.00%; 1.00% Floor)	09/15/2028	337,369	301,842	303,188
Sako and Partners Lower Holdings LLC(1) (2) (5)	Business Services	Term Loan	10.73% (S + 6.00%; 1.00% Floor)	09/15/2028	14,915,247	14,488,923	14,505,078
Valcourt Holdings II, LLC(1) (3)	Business Services	Delayed Draw Term Loan	9.87% (S + 5.25%; 1.00% Floor)	01/07/2027	1,436,481	1,416,480	1,436,481
Valcourt Holdings II, LLC(2)	Business Services	Term Loan	9.98% (S + 5.25%; 1.00% Floor)	01/07/2027	2,641,197	2,603,425	2,641,197
Valcourt Holdings II, LLC(1) (2)	Business Services	Term Loan	9.98% (S + 5.25%; 1.00% Floor)	01/07/2027	6,279,095	6,191,332	6,279,095
Valcourt Holdings II, LLC(2)	Business Services	Term Loan	9.98% (S + 5.25%; 1.00% Floor)	01/07/2027	1,155,228	1,135,675	1,155,228
AEG Holding Company, Inc.(1)	Consumer Discretionary	Delayed Draw Term Loan	10.23% (L + 5.50%; 1.00% Floor)	11/20/2023	1,045,702	1,042,174	1,045,702
AEG Holding Company, Inc.(3)	Consumer Discretionary	Revolver	9.89% (L + 5.50%; 1.00% Floor)	11/20/2023	446,746	442,684	446,746
AEG Holding Company, Inc.(1)	Consumer Discretionary	Term Loan	10.23% (L + 5.50%; 1.00% Floor)	11/20/2023	5,512,963	5,493,673	5,512,963
AEG Holding Company, Inc.(5)	Consumer Discretionary	Term Loan	10.23% (L + 5.50%; 1.00% Floor)	11/20/2023	1,819,685	1,811,922	1,819,685
Ampler QSR Holdings, LLC(2) (5)	Consumer Non-Cyclical	Term Loan	10.60% (L + 5.875%; 1.00% Floor)	07/21/2027	12,346,801	12,157,380	11,451,658
Blink Holdings, Inc.	Consumer Non-Cyclical	Delayed Draw Term Loan	12.73% (L + 5.50%; 2.50% PIK; 1.00% Floor)	11/08/2024	906,057	902,381	776,944
Blink Holdings, Inc.(1)	Consumer Non-Cyclical	Delayed Draw Term Loan	12.73% (L + 5.50%; 2.50% PIK; 1.00% Floor)	11/08/2024	1,129,978	1,125,457	968,956
Blink Holdings, Inc.(1)	Consumer Non-Cyclical	Term Loan	12.73% (L + 5.50%; 2.50% PIK; 1.00% Floor)	11/08/2024	1,579,576	1,573,226	1,354,486
Freddy's Frozen Custard, L.L.C(3) (4)	Consumer Non-Cyclical	Revolver	9.73% (L + 5.00%; 1.00% Floor)	03/03/2027	—	(3,622)	(4,123)
Freddy's Frozen Custard, L.L.C(2) (5)	Consumer Non-Cyclical	Term Loan	9.73% (L + 5.00%; 1.00% Floor)	03/03/2027	4,856,991	4,814,117	4,808,421

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Krispy Krunchy Foods, L.L.C[2]	Consumer Non-Cyclical	Term Loan	9.17% (S + 4.75%; 1.00% Floor)	11/17/2027	$ 9,419,615	$ 9,264,858	$ 9,066,379
Mathnasium LLC[3]	Consumer Non-Cyclical	Revolver	10.13% (L + 5.00%; 0.75% Floor)	11/15/2027	87,043	76,360	72,355
Mathnasium LLC[1] [2]	Consumer Non-Cyclical	Term Loan	10.13% (L + 5.00%; 0.75% Floor)	11/15/2027	5,399,401	5,311,094	5,277,914
MMP Intermediate, LLC[3] [4]	Consumer Non-Cyclical	Revolver	10.13% (L + 5.75%; 1.00% Floor)	02/15/2027	—	(9,184)	(19,351)
MMP Intermediate, LLC[1] [2]	Consumer Non-Cyclical	Term Loan	10.13% (L + 5.75%; 1.00% Floor)	02/15/2027	8,210,266	8,070,540	7,922,907
PF Growth Partners, LLC[1]	Consumer Non-Cyclical	Term Loan	9.32% (S + 5.00%; 1.00% Floor)	07/11/2025	236,681	230,929	227,214
PF Growth Partners, LLC[1]	Consumer Non-Cyclical	Term Loan	9.48% (S + 5.00%; 1.00% Floor)	07/11/2025	117,139	114,293	112,454
PF Growth Partners, LLC[1]	Consumer Non-Cyclical	Term Loan	9.48% (S + 5.00%; 1.00% Floor)	07/11/2025	1,970,938	1,961,608	1,892,101
TBG Food Acquisition Corp[3] [4]	Consumer Non-Cyclical	Delayed Draw Term Loan	10.39% (L + 6.00%; 0.75% Floor)	12/25/2027	—	(8,824)	(84,488)
TBG Food Acquisition Corp[3] [4]	Consumer Non-Cyclical	Revolver	10.39% (L + 6.00%; 0.75% Floor)	12/25/2027	—	(2,206)	(21,122)
TBG Food Acquisition Corp[1] [2]	Consumer Non-Cyclical	Term Loan	10.39% (L + 6.00%; 0.75% Floor)	12/25/2027	6,534,645	6,480,001	6,011,873
5 Bars, LLC[3]	Digital Infrastructure & Services	Delayed Draw Term Loan	8.99% (L + 4.75%; 1.00% Floor)	09/27/2024	603,543	585,333	594,921
5 Bars, LLC[3] [4]	Digital Infrastructure & Services	Revolver	9.14% (L + 4.75%; 1.00% Floor)	09/27/2024	—	(3,414)	(1,617)
5 Bars, LLC[5]	Digital Infrastructure & Services	Term Loan	9.14% (L + 4.75%; 1.00% Floor)	09/27/2024	4,742,121	4,715,064	4,730,266
Airwavz Solutions, Inc[3] [4]	Digital Infrastructure & Services	Delayed Draw Term Loan	9.23% (S + 4.50%; 1.00% Floor)	03/31/2027	—	(27,846)	(40,796)
Airwavz Solutions, Inc[3] [4]	Digital Infrastructure & Services	Revolver	9.23% (S + 4.50%; 1.00% Floor)	03/31/2027	—	(9,752)	(13,055)
Airwavz Solutions, Inc[5]	Digital Infrastructure & Services	Term Loan	9.23% (S + 4.50%; 1.00% Floor)	03/31/2027	5,221,919	5,143,907	5,117,480
Avant Communications, LLC[3] [4]	Digital Infrastructure & Services	Revolver	10.23% (S + 5.50%; 1.00% Floor)	11/30/2026	—	(8,944)	—
Avant Communications, LLC[1] [2]	Digital Infrastructure & Services	Term Loan	10.23% (S + 5.50%; 1.00% Floor)	11/30/2026	11,226,016	11,037,593	11,226,016
Bridgepointe Technologies, LLC[1] [3]	Digital Infrastructure & Services	Delayed Draw Term Loan	10.33% (S + 6.50%; 1.00% Floor)	12/31/2027	2,867,063	2,762,979	2,730,229
Bridgepointe Technologies, LLC[1] [2] [6]	Digital Infrastructure & Services	Delayed Draw Term Loan	10.48% (S + 6.50%; 1.00% Floor)	12/31/2027	3,887,472	3,843,407	3,751,411
Bridgepointe Technologies, LLC[5]	Digital Infrastructure & Services	Delayed Draw Term Loan	10.48% (S + 6.50%; 1.00% Floor)	12/31/2027	2,765,645	2,743,404	2,661,933
Bridgepointe Technologies, LLC[3] [4]	Digital Infrastructure & Services	Revolver	10.48% (S + 6.50%; 1.00% Floor)	12/31/2027	—	(13,012)	(29,156)
Bridgepointe Technologies, LLC[1] [2]	Digital Infrastructure & Services	Term Loan	10.33% (S + 6.50%; 1.00% Floor)	12/31/2027	2,294,250	2,203,018	2,208,215
Bridgepointe Technologies, LLC[1] [2]	Digital Infrastructure & Services	Term Loan	10.48% (S + 6.50%; 1.00% Floor)	12/31/2027	4,753,445	4,671,568	4,575,191
Coretelligent Intermediate LLC[2] [3]	Digital Infrastructure & Services	Delayed Draw Term Loan	10.23% (L + 5.50%; 1.00% Floor)	10/21/2027	1,918,917	1,894,363	1,824,177
Coretelligent Intermediate LLC[3]	Digital Infrastructure & Services	Revolver	12.00% (P + 4.50%; 1.00% Floor)	10/21/2027	126,642	111,317	91,816
Coretelligent Intermediate LLC[1] [2] [5]	Digital Infrastructure & Services	Term Loan	10.23% (L + 5.50%; 1.00% Floor)	10/21/2027	7,948,819	7,852,631	7,730,226
EvolveIP, LLC	Digital Infrastructure & Services	Delayed Draw Term Loan	10.54% (S + 5.50%; 1.00% Floor)	06/07/2025	111,106	110,897	108,051
EvolveIP, LLC[3]	Digital Infrastructure & Services	Revolver	10.23% (S + 5.50%; 1.00% Floor)	06/07/2025	148,331	147,270	132,742
EvolveIP, LLC[1]	Digital Infrastructure & Services	Term Loan	10.54% (S + 5.50%; 1.00% Floor)	06/07/2025	6,434,309	6,420,987	6,257,365

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Fatbeam, LLC[3] [4]	Digital Infrastructure & Services	Delayed Draw Term Loan	10.14% (L + 5.75%; 1.00% Floor)	02/22/2026	$ —	$ (23,079)	$ (8,048)
Fatbeam, LLC	Digital Infrastructure & Services	Revolver	9.97% (L + 5.75%; 1.00% Floor)	02/22/2026	643,849	634,618	640,630
Fatbeam, LLC[2] [5]	Digital Infrastructure & Services	Term Loan	10.14% (L + 5.75%; 1.00% Floor)	02/22/2026	6,438,490	6,345,468	6,406,298
Firstdigital Communications LLC[3]	Digital Infrastructure & Services	Revolver	8.69% (L + 4.25%; 0.75% Floor)	12/17/2026	412,549	387,223	345,113
Firstdigital Communications LLC[2] [5]	Digital Infrastructure & Services	Term Loan	8.69% (L + 4.25%; 0.75% Floor)	12/17/2026	13,645,840	13,428,040	13,065,892
FirstLight Holdco, Inc.[1] [2]	Digital Infrastructure & Services	Term Loan	8.38% (L + 4.00%; 1.00% Floor)	07/23/2025	6,195,183	6,042,729	5,947,376
Greenlight Intermediate II, Inc.[3] [4]	Digital Infrastructure & Services	Delayed Draw Term Loan	10.05% (S + 5.50%; 0.75% Floor)	06/01/2028	—	(66,688)	(50,266)
Greenlight Intermediate II, Inc.[1] [2]	Digital Infrastructure & Services	Term Loan	10.05% (S + 5.50%; 0.75% Floor)	06/01/2028	5,331,605	5,230,201	5,238,302
MBS Holdings, Inc.[3] [4]	Digital Infrastructure & Services	Revolver	10.13% (L + 5.75%; 1.00% Floor)	04/16/2027	—	(14,092)	(38,967)
MBS Holdings, Inc.[1] [2] [5]	Digital Infrastructure & Services	Term Loan	10.13% (L + 5.75%; 1.00% Floor)	04/16/2027	10,363,212	10,213,299	9,948,684
MSP Global Holdings, Inc.[3] [5]	Digital Infrastructure & Services	Delayed Draw Term Loan	8.40% (S + 5.25%; 1.00% Floor)	01/25/2027	614,779	593,150	572,537
MSP Global Holdings, Inc.[3] [4]	Digital Infrastructure & Services	Revolver	8.40% (S + 5.25%; 1.00% Floor)	01/25/2027	—	(12,111)	(29,608)
MSP Global Holdings, Inc.[2] [5]	Digital Infrastructure & Services	Term Loan	8.40% (S + 5.25%; 1.00% Floor)	01/25/2027	7,871,107	7,755,826	7,595,618
NI Topco, Inc[1]	Digital Infrastructure & Services	Term Loan	10.48% (L + 5.75%; 0.75% Floor)	12/28/2028	1,230,554	1,204,841	1,190,561
NI Topco, Inc[2] [5]	Digital Infrastructure & Services	Term Loan	10.48% (L + 5.75%; 0.75% Floor)	12/28/2028	6,639,365	6,507,375	6,423,586
Single Digits, Inc.[2]	Digital Infrastructure & Services	Delayed Draw Term Loan	11.73% (L + 6.00%; 0.50% PIK; 1.00% Floor)	12/21/2023	599,248	597,286	507,863
Single Digits, Inc.[3] [4]	Digital Infrastructure & Services	Revolver	11.23% (L + 6.00%; 0.50% PIK; 1.00% Floor)	12/21/2023	—	(821)	(63,463)
Single Digits, Inc.[1]	Digital Infrastructure & Services	Term Loan	11.23% (L + 6.00%; 0.50% PIK; 1.00% Floor)	12/21/2023	3,208,390	3,196,684	2,719,110
Stratus Networks, Inc.[3] [7]	Digital Infrastructure & Services	Delayed Draw Term Loan	8.65% (L + 5.25%; 1.00% Floor)	12/15/2027	330,033	294,377	270,627
Stratus Networks, Inc.[3] [7]	Digital Infrastructure & Services	Revolver	9.64% (L + 5.25%; 1.00% Floor)	12/15/2027	976,896	960,427	952,144
Stratus Networks, Inc.[2] [7]	Digital Infrastructure & Services	Term Loan	9.64% (L + 5.25%; 1.00% Floor)	12/15/2027	7,920,781	7,785,668	7,722,762
Thrive Buyer, Inc.[1] [2]	Digital Infrastructure & Services	Delayed Draw Term Loan	10.73% (L + 6.00%; 1.00% Floor)	01/22/2027	8,257,588	8,132,628	8,133,724
Thrive Buyer, Inc.[3]	Digital Infrastructure & Services	Revolver	12.50% (P + 5.00%; 2.00% Floor)	01/22/2027	147,963	131,922	131,317
Thrive Buyer, Inc.[1] [2] [5]	Digital Infrastructure & Services	Term Loan	10.73% (L + 6.00%; 1.00% Floor)	01/22/2027	11,765,473	11,599,744	11,588,991
Towerco IV Holdings, LLC[1] [2] [3] [6]	Digital Infrastructure & Services	Delayed Draw Term Loan	8.69% (S + 4.25%; 1.00% Floor)	04/23/2026	18,094,038	17,893,436	17,776,414
Transtelco Holding, Inc.[2]	Digital Infrastructure & Services	Term Loan	9.98% (L + 5.25%; 0.50% Floor)	03/26/2026	4,708,605	4,683,094	4,508,489
Transtelco Holding, Inc.[1] [2] [5]	Digital Infrastructure & Services	Term Loan	10.48% (L + 5.75%; 0.50% Floor)	03/26/2026	4,708,605	4,683,985	4,567,347
Accelerate Resources Operating, LLC[3] [4]	Energy	Revolver	9.88% (L + 5.50%; 1.00% Floor)	02/24/2026	—	(4,437)	—
Accelerate Resources Operating, LLC[1]	Energy	Term Loan	9.88% (L + 5.50%; 1.00% Floor)	02/24/2026	3,684,022	3,644,714	3,684,022
Foundation Risk Partners, Corp.[3]	Financials	Delayed Draw Term Loan	10.68% (S + 6.00%; 0.75% Floor)	10/30/2028	1,889,450	1,855,507	1,841,927
Foundation Risk Partners, Corp.[5]	Financials	Delayed Draw Term Loan	10.68% (S + 6.00%; 0.75% Floor)	10/29/2028	2,122,119	2,108,360	2,084,982
Foundation Risk Partners, Corp.[3]	Financials	Revolver	10.32% (S + 6.00%; 0.75% Floor)	10/29/2027	427,437	417,074	409,271
Foundation Risk Partners, Corp.[2]	Financials	Term Loan	10.68% (S + 6.00%; 0.75% Floor)	10/30/2028	787,291	776,726	773,513

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Foundation Risk Partners, Corp.(1) (2) (5)	Financials	Term Loan	10.68% (S + 6.00%; 0.75% Floor)	10/29/2028	$ 9,757,328	$9,656,553	$9,586,574
Galway Borrower, LLC(3) (4)	Financials	Delayed Draw Term Loan	9.98% (L + 5.25%; 0.75% Floor)	09/29/2028	—	(324)	(1,274)
Galway Borrower, LLC(3) (4)	Financials	Revolver	9.98% (L + 5.25%; 0.75% Floor)	09/30/2027	—	(4,314)	(11,492)
Galway Borrower, LLC(1) (2)	Financials	Term Loan	9.98% (L + 5.25%; 0.75% Floor)	09/29/2028	4,251,002	4,193,362	4,070,335
Higginbotham Insurance Agency, Inc.(2) (3)	Financials	Delayed Draw Term Loan	9.63% (L + 5.25%; 0.75% Floor)	11/25/2026	1,418,215	1,400,872	1,376,500
Higginbotham Insurance Agency, Inc.(1) (2) (5)	Financials	Term Loan	9.63% (L + 5.25%; 0.75% Floor)	11/25/2026	8,043,274	7,963,283	7,922,625
Peter C. Foy & Associates Insurance Services, LLC(3) (5)	Financials	Delayed Draw Term Loan	11.12% (S + 6.00%; 0.75% Floor)	11/01/2028	1,094,089	1,075,743	1,037,605
Peter C. Foy & Associates Insurance Services, LLC(1) (5)	Financials	Delayed Draw Term Loan	11.12% (S + 6.00%; 0.75% Floor)	11/01/2028	5,929,510	5,878,970	5,662,682
Peter C. Foy & Associates Insurance Services, LLC(1)	Financials	Term Loan	11.12% (S + 6.00%; 0.75% Floor)	11/01/2028	502,267	495,352	479,665
RSC Acquisition, Inc.	Financials	Delayed Draw Term Loan	10.05% (S + 5.50%; 0.75% Floor)	11/02/2026	1,858,816	1,847,931	1,798,405
RSC Acquisition, Inc.(3)	Financials	Delayed Draw Term Loan	10.78% (S + 5.50%; 0.75% Floor)	10/30/2026	208,293	163,003	39,176
Wealth Enhancement Group, LLC(1) (8)	Financials	Delayed Draw Term Loan	9.41% (S + 6.00%; 1.00% Floor)	10/04/2027	6,294,610	6,279,281	6,184,455
Wealth Enhancement Group, LLC(3) (8)	Financials	Delayed Draw Term Loan	10.31% (S + 6.00%; 1.00% Floor)	10/04/2027	644,865	641,740	624,421
Wealth Enhancement Group, LLC(3) (4) (8)	Financials	Revolver	9.41% (S + 6.00%; 1.00% Floor)	10/04/2027	—	(1,587)	(8,004)
AAH Topco, LLC(1) (2) (3) (5)	Healthcare & HCIT	Delayed Draw Term Loan	9.79% (L + 5.50%; 0.75% Floor)	12/22/2027	3,495,723	3,353,967	3,262,208
AAH Topco, LLC(3) (4)	Healthcare & HCIT	Revolver	9.89% (L + 5.50%; 0.75% Floor)	12/22/2027	—	(13,145)	(31,491)
AAH Topco, LLC(1) (2) (5)	Healthcare & HCIT	Term Loan	9.89% (L + 5.50%; 0.75% Floor)	12/22/2027	6,485,381	6,369,535	6,225,966
American Physician Partners, LLC(3)	Healthcare & HCIT	Delayed Draw Term Loan	14.67% (S + 6.75%; 3.50% PIK; 1.00% Floor)	02/15/2023	210,956	207,763	198,310
American Physician Partners, LLC(1) (2)	Healthcare & HCIT	Delayed Draw Term Loan	14.67% (S + 6.75%; 3.50% PIK; 1.00% Floor)	02/15/2023	1,044,619	1,033,760	885,314
American Physician Partners, LLC(3)	Healthcare & HCIT	Revolver	14.67% (S + 6.75%; 3.50% PIK; 1.00% Floor)	02/15/2023	346,322	344,287	278,612
American Physician Partners, LLC	Healthcare & HCIT	Term Loan	14.67% (S + 6.75%; 3.50% PIK; 1.00% Floor)	02/15/2023	5,569,954	5,360,739	4,720,536
American Physician Partners, LLC(1) (2)	Healthcare & HCIT	Term Loan	14.67% (S + 6.75%; 3.50% PIK; 1.00% Floor)	02/15/2023	2,223,081	2,143,812	1,884,061
American Physician Partners, LLC(2)	Healthcare & HCIT	Term Loan	14.67% (S + 6.75%; 3.50% PIK; 1.00% Floor)	02/15/2023	1,197,659	1,156,370	1,015,016
Analogic Corporation(3)	Healthcare & HCIT	Revolver	9.66% (L + 5.25%; 1.00% Floor)	06/22/2023	189,444	189,049	181,958
Analogic Corporation(1) (5)	Healthcare & HCIT	Term Loan	9.66% (L + 5.25%; 1.00% Floor)	06/22/2024	2,074,722	2,063,433	2,002,107
AOM Acquisition, LLC.(3) (4)	Healthcare & HCIT	Revolver	9.48% (S + 4.75%; 1.00% Floor)	02/18/2027	—	(20,267)	(9,140)
AOM Acquisition, LLC.(1) (2)	Healthcare & HCIT	Term Loan	9.48% (S + 4.75%; 1.00% Floor)	02/18/2027	7,052,170	6,932,469	6,999,279
BAART Programs, Inc.(1) (3) (9)	Healthcare & HCIT	Delayed Draw Term Loan	9.73% (L + 5.00%; 1.00% Floor)	06/11/2027	3,913,117	3,859,734	3,596,122
BAART Programs, Inc.(1) (2) (9)	Healthcare & HCIT	Term Loan	9.73% (L + 5.00%; 1.00% Floor)	06/11/2027	4,721,880	4,688,869	4,497,591
BV EMS Buyer, Inc. (3)	Healthcare & HCIT	Delayed Draw Term Loan	10.18% (S + 5.75%; 1.00% Floor)	11/23/2027	764,792	703,741	641,249
BV EMS Buyer, Inc. (2)	Healthcare & HCIT	Term Loan	10.17% (S + 5.75%; 1.00% Floor)	11/23/2027	3,520,986	3,420,849	3,397,752

See Notes to Consolidated Financial Statements

AB Private Credit Investors Corporation
Consolidated Schedule of Investments as of December 31, 2022

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Caregiver 2, Inc.(2)	Healthcare & HCIT	Delayed Draw Term Loan	10.01% (L + 5.25%; 1.00% Floor)	07/24/2025	$ 1,558,643	$ 1,537,782	$ 1,469,021
Caregiver 2, Inc.(5)	Healthcare & HCIT	Term Loan	10.01% (L + 5.25%; 1.00% Floor)	07/24/2025	4,672,010	4,621,799	4,403,370
Caregiver 2, Inc.(5)	Healthcare & HCIT	Term Loan	10.01% (L + 5.25%; 1.00% Floor)	07/24/2025	670,584	663,377	632,026
Caregiver 2, Inc.(2)	Healthcare & HCIT	Term Loan	9.69% (L + 5.25%; 1.00% Floor)	07/24/2025	640,028	630,459	603,227
Choice Health At Home, LLC,(1) (3)	Healthcare & HCIT	Delayed Draw Term Loan	10.14% (L + 6.00%; 1.00% Floor)	12/29/2026	988,121	968,239	895,779
Choice Health At Home, LLC,(1) (2)	Healthcare & HCIT	Term Loan	10.14% (L + 6.00%; 1.00% Floor)	12/29/2026	2,677,708	2,644,479	2,557,211
Coding Solutions Acquisition, Inc(3) (4)	Healthcare & HCIT	Delayed Draw Term Loan	9.82% (S + 5.50%; 0.75% Floor)	05/11/2028	—	(15,076)	(62,111)
Coding Solutions Acquisition, Inc(3)	Healthcare & HCIT	Revolver	9.82% (S + 5.50%; 0.75% Floor)	05/11/2028	159,072	145,189	121,292
Coding Solutions Acquisition, Inc(2) (5)	Healthcare & HCIT	Term Loan	9.82% (S + 5.50%; 0.75% Floor)	05/11/2028	5,516,636	5,417,625	5,254,596
Community Based Care Acquisition, Inc.(2) (3)	Healthcare & HCIT	Delayed Draw Term Loan	9.93% (S + 5.25%; 1.00% Floor)	09/16/2027	2,034,120	2,003,449	1,948,384
Community Based Care Acquisition, Inc.(3) (4)	Healthcare & HCIT	Delayed Draw Term Loan	9.93% (S + 5.75%; 1.00% Floor)	09/16/2027	—	(55,320)	(87,363)
Community Based Care Acquisition, Inc.(3) (4)	Healthcare & HCIT	Revolver	9.93% (S + 5.25%; 1.00% Floor)	09/16/2027	—	(13,669)	(34,553)
Community Based Care Acquisition, Inc.(1) (2)	Healthcare & HCIT	Term Loan	9.93% (S + 5.25%; 1.00% Floor)	09/16/2027	5,288,695	5,203,277	5,077,147
Delaware Valley Management Holdings, Inc.(10)	Healthcare & HCIT	Delayed Draw Term Loan	— (L + 6.25%; 1.00% Floor)	03/21/2024	368,816	336,057	236,964
Delaware Valley Management Holdings, Inc.(3) (4) (10)	Healthcare & HCIT	Delayed Draw Term Loan	— (L + 6.25%; 1.00% Floor)	03/21/2024	65,913	58,267	(178,955)
Delaware Valley Management Holdings, Inc.(10)	Healthcare & HCIT	Revolver	— (L + 6.25%; 1.00% Floor)	03/21/2024	537,691	534,876	345,466
Delaware Valley Management Holdings, Inc.(10)	Healthcare & HCIT	Term Loan	— (L + 6.25%; 1.00% Floor)	03/21/2024	3,457,825	3,438,961	2,221,653
FH MD Buyer, Inc. (1) (2)	Healthcare & HCIT	Term Loan	9.38% (L + 5.00%; 0.75% Floor)	07/22/2028	5,465,408	5,417,025	5,246,792
GHA Buyer, Inc.(2)	Healthcare & HCIT	Delayed Draw Term Loan	12.98% (S + 4.50%; 3.75% PIK; 1.00% Floor)	06/24/2026	810,317	801,655	775,879
GHA Buyer, Inc.(3) (4)	Healthcare & HCIT	Revolver	12.98% (S + 4.50%; 3.75% PIK; 1.00% Floor)	06/24/2026	—	(4,821)	(40,421)
GHA Buyer, Inc.(1)	Healthcare & HCIT	Term Loan	12.98% (S + 4.50%; 3.75% PIK; 1.00% Floor)	06/24/2026	1,955,034	1,947,826	1,871,945
GHA Buyer, Inc.(1) (5)	Healthcare & HCIT	Term Loan	12.98% (S + 4.50%; 3.75% PIK; 1.00% Floor)	06/24/2026	5,347,734	5,290,225	5,120,455
GHA Buyer, Inc.(1)	Healthcare & HCIT	Term Loan	12.98% (S + 4.50%; 3.75% PIK; 1.00% Floor)	06/24/2026	725,344	714,335	694,517
GHA Buyer, Inc.(5)	Healthcare & HCIT	Term Loan	12.98% (S + 4.50%; 3.75% PIK; 1.00% Floor)	06/24/2026	4,630,385	4,575,902	4,433,594
GHA Buyer, Inc.(1)	Healthcare & HCIT	Term Loan	12.98% (S + 4.50%; 3.75% PIK; 1.00% Floor)	06/24/2026	558,835	552,492	535,085
Honor HN Buyer, Inc(3) (4)	Healthcare & HCIT	Delayed Draw Term Loan	10.48% (S + 6.00%; 1.00% Floor)	10/15/2027	—	(22,762)	—
Honor HN Buyer, Inc(2) (3)	Healthcare & HCIT	Delayed Draw Term Loan	10.48% (S + 5.75%; 1.00% Floor)	10/15/2027	762,672	743,223	758,541
Honor HN Buyer, Inc(3) (4)	Healthcare & HCIT	Revolver	10.48% (S + 5.75%; 1.00% Floor)	10/15/2027	—	(4,878)	(2,281)
Honor HN Buyer, Inc(1) (2)	Healthcare & HCIT	Term Loan	10.48% (S + 5.75%; 1.00% Floor)	10/15/2027	2,616,861	2,574,759	2,597,235
Medbridge Holdings, LLC(3) (4)	Healthcare & HCIT	Revolver	10.73% (S + 6.00%; 1.00% Floor)	12/23/2026	—	(18,403)	(30,965)
Medbridge Holdings, LLC(1)	Healthcare & HCIT	Term Loan	10.73% (S + 6.00%; 1.00% Floor)	12/23/2026	974,356	957,337	952,433
Medbridge Holdings, LLC(1) (2)	Healthcare & HCIT	Term Loan	10.73% (S + 6.00%; 1.00% Floor)	12/23/2026	15,367,872	15,156,980	15,022,094

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Medical Management Resource Group, LLC[1]	Healthcare & HCIT	Delayed Draw Term Loan	9.83% (L + 5.75%; 0.75% Floor)	09/30/2027	$ 1,574,165	$1,530,370	$1,515,134
Medical Management Resource Group, LLC[3] [4]	Healthcare & HCIT	Revolver	10.16% (L + 5.75%; 0.75% Floor)	09/30/2026	—	(4,784)	(11,866)
Medical Management Resource Group, LLC[2]	Healthcare & HCIT	Term Loan	10.16% (L + 5.75%; 0.75% Floor)	09/30/2027	3,812,010	3,751,190	3,669,060
Medsuite Purchaser, LLC[3] [4] [11]	Healthcare & HCIT	Delayed Draw Term Loan	9.48% (S + 4.75%; 1.00% Floor)	10/22/2026	—	(41,080)	—
Medsuite Purchaser, LLC[3] [4] [11]	Healthcare & HCIT	Revolver	9.48% (S + 4.75%; 1.00% Floor)	10/22/2026	—	(7,832)	(5,103)
Medsuite Purchaser, LLC[1] [2] [11]	Healthcare & HCIT	Term Loan	9.48% (S + 4.75%; 1.00% Floor)	10/22/2026	4,782,533	4,727,484	4,746,664
OMH-HealthEdge Holdings, LLC[3] [4]	Healthcare & HCIT	Revolver	10.03% (L + 5.25%; 1.00% Floor)	10/24/2024	—	(3,799)	(1,147)
OMH-HealthEdge Holdings, LLC[2]	Healthcare & HCIT	Term Loan	10.03% (L + 5.25%; 1.00% Floor)	10/24/2025	2,121,853	2,092,279	2,116,548
OMH-HealthEdge Holdings, LLC[2]	Healthcare & HCIT	Term Loan	10.03% (L + 5.25%; 1.00% Floor)	10/24/2025	963,638	946,724	961,229
OMH-HealthEdge Holdings, LLC[1]	Healthcare & HCIT	Term Loan	10.03% (L + 5.25%; 1.00% Floor)	10/24/2025	3,661,451	3,618,231	3,652,297
Pace Health Companies, LLC[3] [4]	Healthcare & HCIT	Revolver	9.23% (L + 4.50%; 1.00% Floor)	08/02/2024	—	(2,053)	(1,542)
Pace Health Companies, LLC[1]	Healthcare & HCIT	Term Loan	9.23% (L + 4.50%; 1.00% Floor)	08/02/2024	5,140,906	5,122,407	5,128,053
Pinnacle Dermatology Management, LLC[3]	Healthcare & HCIT	Delayed Draw Term Loan	10.55% (S + 5.75%; 0.75% Floor)	12/08/2028	462,795	449,342	421,791
Pinnacle Dermatology Management, LLC[3] [6]	Healthcare & HCIT	Revolver	8.74% (L + 4.00%; 0.75% Floor)	12/08/2026	153,627	142,959	146,906
Pinnacle Dermatology Management, LLC[1] [2] [5]	Healthcare & HCIT	Term Loan	9.50% (L + 5.75%; 0.75% Floor)	12/08/2028	5,608,718	5,494,471	5,356,325
Pinnacle Treatment Centers, Inc.[2]	Healthcare & HCIT	Delayed Draw Term Loan	10.57% (L + 6.50%; 1.00% Floor)	01/02/2026	343,635	342,065	335,904
Pinnacle Treatment Centers, Inc.[3] [4]	Healthcare & HCIT	Revolver	10.57% (L + 6.50%; 1.00% Floor)	01/02/2026	—	(1,223)	(6,591)
Pinnacle Treatment Centers, Inc.[5]	Healthcare & HCIT	Term Loan	10.57% (L + 6.50%; 1.00% Floor)	01/02/2026	286,781	280,374	280,329
Pinnacle Treatment Centers, Inc.	Healthcare & HCIT	Term Loan	10.57% (L + 6.50%; 1.00% Floor)	01/02/2026	147,916	147,916	144,588
Pinnacle Treatment Centers, Inc.[2] [5]	Healthcare & HCIT	Term Loan	10.57% (L + 6.50%; 1.00% Floor)	01/02/2026	4,086,076	4,086,076	3,994,140
Priority Ondemand Midco 2,L.P[3] [4]	Healthcare & HCIT	Delayed Draw Term Loan	10.26% (S + 5.50%; 1.00% Floor)	07/17/2028	—	(22,041)	(30,472)
Priority Ondemand Midco 2,L.P[1] [2]	Healthcare & HCIT	Term Loan	10.26% (S + 5.50%; 1.00% Floor)	07/17/2028	7,617,883	7,493,551	7,465,525
RCP Encore Acquisition, Inc. [10]	Healthcare & HCIT	Term Loan	— (L + 5.00%; 1.00% Floor)	06/07/2025	3,328,678	3,230,584	33,287
Redwood Family Care Network, Inc.[3]	Healthcare & HCIT	Delayed Draw Term Loan	10.23% (S + 5.50%; 1.00% Floor)	06/18/2026	681,697	590,071	573,016
Redwood Family Care Network, Inc.[1]	Healthcare & HCIT	Delayed Draw Term Loan	10.23% (S + 5.50%; 1.00% Floor)	06/18/2026	5,829,798	5,748,005	5,684,053
Redwood Family Care Network, Inc.[3] [4]	Healthcare & HCIT	Revolver	10.23% (S + 5.50%; 1.00% Floor)	06/18/2026	—	(8,245)	(14,718)
Redwood Family Care Network, Inc.[5]	Healthcare & HCIT	Term Loan	10.23% (S + 5.50%; 1.00% Floor)	06/18/2026	6,668,555	6,575,155	6,501,841

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Salisbury House, LLC[3]	Healthcare & HCIT	Revolver	9.24% (S + 5.00%; 1.00% Floor)	08/30/2025	$ 179,337	$ 173,206	$ 162,524
Salisbury House, LLC[1] [2]	Healthcare & HCIT	Term Loan	10.20% (S + 5.50%; 1.00% Floor)	08/30/2025	3,934,410	3,874,710	3,786,869
Salisbury House, LLC[1]	Healthcare & HCIT	Term Loan	10.20% (S + 5.50%; 1.00% Floor)	08/30/2025	1,237,525	1,215,852	1,191,118
Salisbury House, LLC[1]	Healthcare & HCIT	Term Loan	10.20% (S + 5.50%; 1.00% Floor)	08/30/2025	1,137,143	1,125,353	1,094,500
Sandstone Care Holdings, LLC[3] [4]	Healthcare & HCIT	Delayed Draw Term Loan	9.69% (S + 5.50%; 1.00% Floor)	06/28/2028	—	(10,812)	(26,502)
Sandstone Care Holdings, LLC[3]	Healthcare & HCIT	Revolver	9.69% (S + 5.50%; 1.00% Floor)	06/28/2028	235,569	220,425	208,773
Sandstone Care Holdings, LLC[1] [5]	Healthcare & HCIT	Term Loan	9.69% (S + 5.50%; 1.00% Floor)	06/28/2028	4,687,823	4,591,008	4,535,469
SCA Buyer, LLC[3]	Healthcare & HCIT	Revolver	11.38% (S + 6.50%; 1.00% Floor)	01/20/2026	386,309	380,329	360,555
SCA Buyer, LLC[2]	Healthcare & HCIT	Term Loan	11.38% (S + 6.50%; 1.00% Floor)	01/20/2026	3,795,490	3,759,075	3,643,671
SIS Purchaser, Inc.[3] [4]	Healthcare & HCIT	Revolver	10.39% (L + 6.00%; 1.00% Floor)	10/15/2026	—	(12,996)	(37,893)
SIS Purchaser, Inc.[2]	Healthcare & HCIT	Term Loan	10.39% (L + 6.00%; 1.00% Floor)	10/15/2026	2,405,941	2,374,979	2,327,748
SIS Purchaser, Inc.[1] [2] [5]	Healthcare & HCIT	Term Loan	10.39% (L + 6.00%; 1.00% Floor)	10/15/2026	12,568,947	12,422,981	12,160,456
Smile Brands, Inc.[5]	Healthcare & HCIT	Delayed Draw Term Loan	7.87% (L + 4.50%; 0.75% Floor)	10/12/2025	482,953	481,469	445,524
Smile Brands, Inc.[3]	Healthcare & HCIT	Revolver	11.00% (P + 3.50%; 0.75% Floor)	10/12/2025	88,025	87,613	68,277
Smile Brands, Inc.[1]	Healthcare & HCIT	Term Loan	7.87% (L + 4.50%; 0.75% Floor)	10/12/2025	1,590,621	1,585,335	1,467,348
Spark DSO LLC[3] [4]	Healthcare & HCIT	Revolver	9.99% (L + 6.25%; 1.00% Floor)	04/20/2026	—	(13,111)	(38,702)
Spark DSO LLC[1] [2] [5]	Healthcare & HCIT	Term Loan	9.99% (L + 6.25%; 1.00% Floor)	04/19/2026	7,274,395	7,188,032	7,019,791
The Center for Orthopedic and Research Excellence, Inc.[3]	Healthcare & HCIT	Delayed Draw Term Loan	10.18% (S + 5.50%; 1.00% Floor)	08/15/2025	456,510	441,385	430,864
The Center for Orthopedic and Research Excellence, Inc.[2] [6]	Healthcare & HCIT	Delayed Draw Term Loan	10.18% (S + 6.00%; 1.00% Floor)	08/15/2025	1,735,098	1,716,275	1,700,396
The Center for Orthopedic and Research Excellence, Inc.[1] [2]	Healthcare & HCIT	Delayed Draw Term Loan	10.24% (S + 6.00%; 1.00% Floor)	08/15/2025	1,141,583	1,137,251	1,113,044
The Center for Orthopedic and Research Excellence, Inc.[3]	Healthcare & HCIT	Revolver	10.56% (S + 6.00%; 1.00% Floor)	08/15/2025	552,426	546,948	535,162
The Center for Orthopedic and Research Excellence, Inc.[2]	Healthcare & HCIT	Term Loan	10.41% (S + 6.00%; 1.00% Floor)	08/15/2025	3,232,332	3,186,733	3,151,523
The Center for Orthopedic and Research Excellence, Inc.[1] [5]	Healthcare & HCIT	Term Loan	10.24% (S + 6.00%; 1.00% Floor)	08/15/2025	4,843,650	4,802,458	4,722,559
West Dermatology[3] [4]	Healthcare & HCIT	Delayed Draw Term Loan	10.17% (S + 5.75%; 1.00% Floor)	03/17/2028	—	(33,915)	(522,447)
West Dermatology[3] [4]	Healthcare & HCIT	Revolver	10.17% (S + 5.75%; 1.00% Floor)	03/17/2028	—	(22,620)	(186,588)
West Dermatology[1] [2] [5]	Healthcare & HCIT	Term Loan	10.17% (S + 5.75%; 1.00% Floor)	03/17/2028	12,594,247	12,365,225	10,705,110
Activ Software Holdings, LLC[3] [4]	Software & Tech Services	Revolver	11.79% (L + 6.25%; 1.00% Floor)	05/04/2027	—	(9,501)	(21,087)
Activ Software Holdings, LLC[1] [2] [5]	Software & Tech Services	Term Loan	11.79% (L + 6.25%; 1.00% Floor)	05/04/2027	7,988,807	7,871,886	7,729,171
Admiral Buyer, Inc[3] [4]	Software & Tech Services	Delayed Draw Term Loan	10.08% (S + 5.50%; 0.75% Floor)	05/08/2028	—	(14,110)	(15,770)
Admiral Buyer, Inc[3] [4]	Software & Tech Services	Revolver	10.08% (S + 5.50%; 0.75% Floor)	05/08/2028	—	(10,084)	(11,264)

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Admiral Buyer, Inc[1]	Software & Tech Services	Term Loan	10.08% (S + 5.50%; 0.75% Floor)	05/08/2028	$ 5,842,640	$ 5,738,028	$ 5,725,787
AMI US Holdings, Inc.[3] [4]	Software & Tech Services	Revolver	9.63% (L + 5.25%)	04/01/2024	—	(5,893)	—
AMI US Holdings, Inc.[1]	Software & Tech Services	Term Loan	9.63% (L + 5.25%; 1.00% Floor)	04/01/2025	8,007,035	7,938,572	8,007,035
Avalara, Inc.[3] [4]	Software & Tech Services	Revolver	11.83% (S + 7.25%; 0.75% Floor)	10/19/2028	—	(25,767)	(26,634)
Avalara, Inc.[2] [5]	Software & Tech Services	Term Loan	11.83% (S + 7.25%; 0.75% Floor)	10/19/2028	10,653,748	10,396,078	10,387,404
Avetta, LLC[3] [4]	Software & Tech Services	Revolver	10.16% (L + 5.75%; 1.00% Floor)	04/10/2024	—	(2,142)	(2,472)
Avetta, LLC[2]	Software & Tech Services	Term Loan	10.16% (L + 5.75%; 1.00% Floor)	04/10/2024	6,768,472	6,704,614	6,734,630
Avetta, LLC[1]	Software & Tech Services	Term Loan	10.16% (L + 5.75%; 1.00% Floor)	04/10/2024	4,196,029	4,171,041	4,175,049
Avetta, LLC[1] [5]	Software & Tech Services	Term Loan	10.16% (L + 5.75%; 1.00% Floor)	04/10/2024	3,187,003	3,161,068	3,171,068
Bonterra, LLC[3] [4] [12]	Software & Tech Services	Delayed Draw Term Loan	10.98% (L + 6.25%; 0.75% Floor)	09/08/2027	—	(17,010)	(68,655)
Bonterra, LLC[3] [12]	Software & Tech Services	Revolver	10.98% (L + 6.25%; 0.75% Floor)	09/08/2027	428,359	414,759	390,927
Bonterra, LLC[1] [2] [5] [12]	Software & Tech Services	Term Loan	10.98% (L + 6.25%; 0.75% Floor)	09/08/2027	15,595,728	15,416,612	15,088,867
Brightspot Buyer, Inc[3] [4]	Software & Tech Services	Revolver	10.18% (S + 5.50%; 0.75% Floor)	11/16/2027	—	(11,138)	(20,409)
Brightspot Buyer, Inc[2]	Software & Tech Services	Term Loan	10.18% (S + 5.50%; 0.75% Floor)	11/16/2027	5,215,571	5,130,177	5,059,104
BSI2 Hold Nettle, LLC[3] [4]	Software & Tech Services	Revolver	9.54% (S + 4.75%; 0.75% Floor)	06/30/2028	—	(8,123)	(10,306)
BSI2 Hold Nettle, LLC[2] [5]	Software & Tech Services	Term Loan	9.54% (S + 4.75%; 0.75% Floor)	06/30/2028	4,699,602	4,634,781	4,617,359
BusinesSolver.com, Inc.[3]	Software & Tech Services	Delayed Draw Term Loan	9.88% (L + 5.50%; 0.75% Floor)	12/01/2027	169,881	160,968	120,219
BusinesSolver.com, Inc.[2] [5]	Software & Tech Services	Term Loan	10.23% (L + 5.50%; 0.75% Floor)	12/01/2027	7,324,613	7,264,046	7,104,875
Certify, Inc	Software & Tech Services	Delayed Draw Term Loan	9.89% (L + 5.50%; 1.00% Floor)	02/28/2024	399,689	397,724	396,692
Certify, Inc[5]	Software & Tech Services	Delayed Draw Term Loan	9.89% (L + 5.50%; 1.00% Floor)	02/28/2024	479,627	477,590	476,030
Certify, Inc[3]	Software & Tech Services	Revolver	9.89% (L + 5.50%; 1.00% Floor)	02/28/2024	39,969	39,838	38,770
Certify, Inc[1] [2] [5]	Software & Tech Services	Term Loan	9.89% (L + 5.50%; 1.00% Floor)	02/28/2024	3,916,954	3,897,691	3,887,577
Community Brands Parentco, LLC[3] [4]	Software & Tech Services	Delayed Draw Term Loan	10.17% (S + 5.75%; 0.75% Floor)	02/24/2028	—	(7,196)	(27,118)
Community Brands Parentco, LLC[3] [4]	Software & Tech Services	Revolver	10.17% (S + 5.75%; 0.75% Floor)	02/24/2028	—	(7,201)	(17,731)
Community Brands Parentco, LLC[1] [2]	Software & Tech Services	Term Loan	10.17% (S + 5.75%; 0.75% Floor)	02/24/2028	7,039,335	6,915,224	6,740,163
Datacor, Inc.[3]	Software & Tech Services	Delayed Draw Term Loan	10.09% (S + 5.75%; 1.00% Floor)	12/29/2025	1,113,561	1,084,969	1,100,835
Datacor, Inc.[3] [4]	Software & Tech Services	Revolver	10.33% (S + 5.75%; 1.00% Floor)	12/29/2025	—	(7,696)	(9,658)
Datacor, Inc.[1] [2] [5]	Software & Tech Services	Term Loan	10.33% (S + 5.75%; 1.00% Floor)	12/29/2025	13,841,011	13,618,560	13,633,396
Degreed, Inc.[3] [4]	Software & Tech Services	Delayed Draw Term Loan	10.92% (S + 5.50%; 1.00% PIK; 1.00% Floor)	05/29/2026	—	(4,052)	(34,785)
Degreed, Inc.[3] [4]	Software & Tech Services	Delayed Draw Term Loan	10.92% (S + 5.50%; 1.00% PIK; 1.00% Floor)	05/29/2026	—	(11,955)	(26,433)
Degreed, Inc.[3] [4]	Software & Tech Services	Revolver	10.92% (S + 5.50%; 1.00% PIK; 1.00% Floor)	05/29/2026	—	(1,544)	(12,534)
Degreed, Inc.[2]	Software & Tech Services	Term Loan	10.92% (S + 5.50%; 1.00% PIK; 1.00% Floor)	05/29/2026	2,793,161	2,776,565	2,709,367
Degreed, Inc.[1] [5]	Software & Tech Services	Term Loan	10.92% (S + 5.50%; 1.00% PIK; 1.00% Floor)	05/29/2026	5,172,233	5,138,480	5,017,066
Dispatch Track, LLC[3] [4]	Software & Tech Services	Revolver	8.86% (L + 4.50%; 1.00% Floor)	12/17/2026	—	(1,812)	(3,019)
Dispatch Track, LLC[1] [2]	Software & Tech Services	Term Loan	8.86% (L + 4.50%; 1.00% Floor)	12/17/2026	9,849,936	9,777,608	9,751,437
Drilling Info Holdings, Inc.[1]	Software & Tech Services	Term Loan	8.63% (L + 4.25%)	07/30/2025	3,292,167	3,285,890	3,226,324
EET Buyer, Inc.[3] [4]	Software & Tech Services	Revolver	10.26% (L + 5.25%; 0.75% Floor)	11/08/2027	—	(11,261)	(13,816)

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
EET Buyer, Inc.[2] [5]	Software & Tech Services	Term Loan	10.26% (L + 5.25%; 0.75% Floor)	11/08/2027	$ 6,856,127	$ 6,744,365	$ 6,719,005
Exterro, Inc.[3] [4]	Software & Tech Services	Revolver	10.27% (L + 5.50%; 1.00% Floor)	05/31/2024	—	(1,197)	(1,238)
Exterro, Inc.[2] [5]	Software & Tech Services	Term Loan	10.27% (L + 5.50%; 1.00% Floor)	05/31/2024	6,237,900	6,184,219	6,206,710
Exterro, Inc.[1] [2]	Software & Tech Services	Term Loan	10.27% (L + 5.50%; 1.00% Floor)	05/31/2024	5,809,123	5,752,695	5,780,077
Exterro, Inc.[1]	Software & Tech Services	Term Loan	10.27% (L + 5.50%; 1.00% Floor)	05/31/2024	2,793,450	2,779,059	2,779,483
Faithlife, LLC[1] [2]	Software & Tech Services	Delayed Draw Term Loan	10.68% (S + 6.00%; 1.00% Floor)	09/18/2025	708,304	700,650	708,304
Faithlife, LLC[3] [4]	Software & Tech Services	Revolver	10.68% (S + 6.00%; 1.00% Floor)	09/18/2025	—	(3,059)	—
Faithlife, LLC[1] [2]	Software & Tech Services	Term Loan	10.68% (S + 6.00%; 1.00% Floor)	09/18/2025	304,180	300,827	304,180
Fusion Holding Corp[3] [4]	Software & Tech Services	Revolver	10.78% (S + 6.25%; 0.75% Floor)	09/15/2027	—	(29,257)	(34,480)
Fusion Holding Corp[1] [2] [5]	Software & Tech Services	Term Loan	10.78% (S + 6.25%; 0.75% Floor)	09/15/2029	16,895,061	16,530,288	16,472,685
Fusion Risk Management Inc[3] [4]	Software & Tech Services	Revolver	11.40% (S + 6.50%; 1.00% Floor)	08/30/2028	—	(18,154)	(29,850)
Fusion Risk Management Inc[1] [5]	Software & Tech Services	Term Loan	11.40% (S + 6.50%; 1.00% Floor)	08/30/2028	8,610,210	8,428,666	8,308,852
Genesis Acquisition Co.[5]	Software & Tech Services	Revolver	8.48% (L + 3.75%)	07/31/2024	202,400	201,292	196,834
Genesis Acquisition Co.[1] [2]	Software & Tech Services	Term Loan	7.92% (L + 3.75%)	07/31/2024	1,360,788	1,352,870	1,323,367
Greenhouse Software, Inc.[3] [4]	Software & Tech Services	Revolver	11.58% (S + 7.00%; 1.00% Floor)	09/01/2028	—	(19,492)	(30,806)
Greenhouse Software, Inc.[3] [4]	Software & Tech Services	Revolver	11.58% (S + 7.00%; 1.00% Floor)	09/01/2028	—	(14,303)	(15,112)
Greenhouse Software, Inc.[2] [5]	Software & Tech Services	Term Loan	11.58% (S + 7.00%; 1.00% Floor)	09/01/2028	12,376,845	12,179,502	12,067,424
Greenhouse Software, Inc. [1] [2] [5]	Software & Tech Services	Term Loan	11.58% (S + 7.00%; 1.00% Floor)	09/01/2028	14,507,975	14,164,695	14,145,275
Gryphon-Redwood Acquisition LLC[3] [4]	Software & Tech Services	Delayed Draw Term Loan	14.58% (S + 4.00%; 6.00% PIK; 1.00% Floor)	09/16/2028	—	(26,449)	(35,685)
Gryphon-Redwood Acquisition LLC[1]	Software & Tech Services	Term Loan	14.58% (S + 4.00%; 6.00% PIK; 1.00% Floor)	09/16/2028	3,521,435	3,463,723	3,442,202
GS AcquisitionCo, Inc.[3] [4]	Software & Tech Services	Revolver	9.92% (L + 5.75%; 1.00% Floor)	05/22/2026	—	(1,923)	(18,268)
GS AcquisitionCo, Inc.[1] [2] [5] [6]	Software & Tech Services	Term Loan	9.92% (L + 5.75%; 1.00% Floor)	05/22/2026	9,479,087	9,448,353	9,099,923
Iodine Software, LLC[3] [4]	Software & Tech Services	Delayed Draw Term Loan	11.42% (S + 7.00%; 1.00% Floor)	05/19/2027	—	(41,099)	(25,771)
Iodine Software, LLC[2] [5]	Software & Tech Services	Delayed Draw Term Loan	11.42% (S + 7.00%; 1.00% Floor)	05/19/2027	7,956,211	7,838,340	7,797,087
Iodine Software, LLC[3] [4]	Software & Tech Services	Revolver	11.42% (S + 7.00%; 1.00% Floor)	05/19/2027	—	(16,085)	(21,781)
Iodine Software, LLC[1] [2]	Software & Tech Services	Term Loan	11.42% (S + 7.00%; 1.00% Floor)	05/19/2027	5,281,749	5,203,738	5,176,114
Kaseya Inc.[3] [4]	Software & Tech Services	Delayed Draw Term Loan	10.33% (S + 5.75%; 0.75% Floor)	06/25/2029	—	(8,852)	(19,103)
Kaseya Inc.[3] [4]	Software & Tech Services	Revolver	10.33% (S + 5.75%; 0.75% Floor)	06/25/2029	—	(4,425)	(23,879)
Kaseya Inc.[1] [2]	Software & Tech Services	Term Loan	10.33% (S + 5.75%; 0.75% Floor)	06/25/2029	10,506,804	10,360,743	10,112,799
Mavenlink, Inc.[3]	Software & Tech Services	Revolver	9.89% (L + 5.75%; 0.75% Floor)	06/03/2027	357,963	328,924	308,743
Mavenlink, Inc.[1] [2] [5]	Software & Tech Services	Term Loan	9.14% (L + 5.75%; 0.75% Floor)	06/03/2027	15,034,451	14,790,523	14,621,004
Moon Buyer, Inc.	Software & Tech Services	Delayed Draw Term Loan	9.49% (L + 4.75%; 1.00% Floor)	04/21/2027	581,896	578,330	580,442
Moon Buyer, Inc.[3] [4]	Software & Tech Services	Revolver	9.48% (L + 4.75%; 1.00% Floor)	04/21/2027	—	(12,657)	(2,909)
Moon Buyer, Inc.[1] [2] [5]	Software & Tech Services	Term Loan	9.48% (L + 4.75%; 1.00% Floor)	04/21/2027	6,304,848	6,236,280	6,289,086

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Mykaarma Acquisition LLC[3][4]	Software & Tech Services	Revolver	10.88% (S + 3.00%; 3.75% PIK; 1.00% Floor)	03/21/2028	$ —	$ (10,357)	$ (16,313)
Mykaarma Acquisition LLC[2][5]	Software & Tech Services	Term Loan	10.88% (S + 3.00%; 3.75% PIK; 1.00% Floor)	03/21/2028	6,103,707	5,997,612	5,935,855
Navigate360, LLC[2]	Software & Tech Services	Delayed Draw Term Loan	10.33% (S + 6.00%; 1.00% Floor)	03/17/2027	1,808,174	1,786,326	1,772,010
Navigate360, LLC[3][4]	Software & Tech Services	Revolver	10.33% (S + 6.00%; 1.00% Floor)	03/17/2027	—	(10,211)	(12,085)
Navigate360, LLC[2]	Software & Tech Services	Term Loan	10.33% (S + 6.00%; 1.00% Floor)	03/17/2027	2,265,796	2,221,961	2,220,480
Navigate360, LLC[5]	Software & Tech Services	Term Loan	10.33% (S + 6.00%; 1.00% Floor)	03/17/2027	4,197,924	4,125,548	4,113,965
Netwrix Corporation And Concept Searching Inc.[3]	Software & Tech Services	Delayed Draw Term Loan	9.70% (S + 5.00%; 0.75% Floor)	06/11/2029	548,139	543,652	521,729
Netwrix Corporation And Concept Searching Inc.[3][4]	Software & Tech Services	Revolver	9.70% (S + 5.00%; 0.75% Floor)	06/11/2029	—	(2,349)	(7,748)
Netwrix Corporation And Concept Searching Inc.[1][2]	Software & Tech Services	Term Loan	9.70% (S + 5.00%; 0.75% Floor)	06/11/2029	9,204,116	9,181,651	9,112,075
Ping Identity Corporation[3][4]	Software & Tech Services	Revolver	11.32% (S + 7.00%; 0.75% Floor)	10/17/2028	—	(29,103)	(30,084)
Ping Identity Corporation[1][2][5]	Software & Tech Services	Term Loan	11.32% (S + 7.00%; 0.75% Floor)	10/17/2029	12,033,445	11,741,078	11,732,609
Ranger Buyer, Inc.[3][4]	Software & Tech Services	Revolver	9.88% (L + 5.50%; 0.75% Floor)	11/18/2027	—	(19,742)	(29,981)
Ranger Buyer, Inc.[1][2][5]	Software & Tech Services	Term Loan	9.88% (L + 5.50%; 0.75% Floor)	11/17/2028	14,282,859	14,033,779	13,925,788
Sauce Labs, Inc.[3][4]	Software & Tech Services	Delayed Draw Term Loan	10.31% (S + 5.50%; 0.50% PIK; 1.00% Floor)	08/16/2027	—	(21,889)	(35,512)
Sauce Labs, Inc.[5]	Software & Tech Services	Delayed Draw Term Loan	10.31% (S + 5.50%; 0.50% PIK; 1.00% Floor)	08/16/2027	1,925,189	1,895,279	1,877,059
Sauce Labs, Inc.[3][4]	Software & Tech Services	Revolver	10.31% (S + 5.50%; 1.00% Floor)	08/16/2027	—	(19,953)	(32,046)
Sauce Labs, Inc.[2][5]	Software & Tech Services	Term Loan	10.31% (S + 5.50%; 0.50% PIK; 1.00% Floor)	08/16/2027	7,504,362	7,377,979	7,316,753
Saviynt, Inc.[3][4]	Software & Tech Services	Delayed Draw Term Loan	11.42% (S + 7.00%; 1.00% Floor)	12/22/2027	—	(151,721)	(152,450)
Saviynt, Inc.[3][4]	Software & Tech Services	Revolver	11.42% (S + 7.00%; 1.00% Floor)	12/22/2027	—	(15,172)	(15,245)
Saviynt, Inc.[2][5]	Software & Tech Services	Term Loan	11.42% (S + 7.00%; 1.00% Floor)	12/22/2027	18,293,942	17,838,779	17,836,593
ScyllaDB, Inc.[3][4]	Software & Tech Services	Delayed Draw Term Loan	10.82% (S + 6.50%; 1.00% Floor)	09/08/2027	—	(3,101)	(8,260)
ScyllaDB, Inc.[3][4]	Software & Tech Services	Revolver	10.82% (S + 6.50%; 1.00% Floor)	09/08/2027	—	(2,481)	(4,626)
ScyllaDB, Inc.[5]	Software & Tech Services	Term Loan	10.82% (S + 6.50%; 1.00% Floor)	09/08/2027	2,643,348	2,577,310	2,597,089
Securonix, Inc.[3][4]	Software & Tech Services	Revolver	10.10% (S + 6.50%; 0.75% Floor)	04/05/2028	—	(23,716)	(69,225)
Securonix, Inc.[2][5]	Software & Tech Services	Term Loan	10.10% (S + 6.50%; 0.75% Floor)	04/05/2028	8,546,314	8,414,561	8,161,730
Sirsi Corporation[3][4]	Software & Tech Services	Revolver	8.88% (L + 4.50%; 1.00% Floor)	03/15/2024	—	(2,145)	(2,769)
Sirsi Corporation[1][2]	Software & Tech Services	Term Loan	8.88% (L + 4.50%; 1.00% Floor)	03/15/2024	6,591,250	6,563,978	6,558,294
Smartlinx Solutions, LLC[3]	Software & Tech Services	Revolver	10.48% (L + 5.75%; 1.00% Floor)	03/04/2026	129,871	127,080	114,286
Smartlinx Solutions, LLC	Software & Tech Services	Term Loan	10.48% (L + 5.75%; 1.00% Floor)	03/04/2026	493,137	484,961	478,342
Smartlinx Solutions, LLC[1][2][5]	Software & Tech Services	Term Loan	10.48% (L + 5.75%; 1.00% Floor)	03/04/2026	5,620,327	5,559,389	5,451,717
Soladoc, LLC[3][4]	Software & Tech Services	Delayed Draw Term Loan	10.07% (S + 5.25%; 0.75% Floor)	06/12/2028	—	(21,438)	(53,003)
Soladoc, LLC[3][4]	Software & Tech Services	Revolver	10.07% (S + 5.25%; 0.75% Floor)	06/12/2028	—	(10,724)	(19,140)
Soladoc, LLC[1][2]	Software & Tech Services	Term Loan	10.07% (S + 5.25%; 0.75% Floor)	06/12/2028	5,889,225	5,781,986	5,697,825
SugarCRM, Inc.[3][4]	Software & Tech Services	Revolver	10.88% (L + 6.50%; 1.00% Floor)	07/31/2024	—	(1,483)	(4,654)
SugarCRM, Inc.[1][5]	Software & Tech Services	Term Loan	10.88% (L + 6.50%; 1.00% Floor)	07/31/2024	4,268,824	4,243,198	4,204,792

See Notes to Consolidated Financial Statements

AB Private Credit Investors Corporation
Consolidated Schedule of Investments as of December 31, 2022

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Sundance Group Holdings, Inc.[5]	Software & Tech Services	Delayed Draw Term Loan	10.75% (S + 6.25%; 1.00% Floor)	07/02/2027	$ 3,547,253	$ 3,493,454	$ 3,449,704
Sundance Group Holdings, Inc.[3] [4]	Software & Tech Services	Revolver	10.75% (S + 6.25%; 1.00% Floor)	07/02/2027	—	(21,522)	(39,020)
Sundance Group Holdings, Inc. [2] [5]	Software & Tech Services	Term Loan	10.75% (S + 6.25%; 1.00% Floor)	07/02/2027	11,824,177	11,644,830	11,499,012
Sundance Group Holdings, Inc.	Software & Tech Services	Term Loan	10.93% (S + 6.25%; 1.00% Floor)	07/02/2027	463,790	450,131	451,036
Swiftpage, Inc.[3] [4]	Software & Tech Services	Revolver	10.92% (S + 6.50%; 1.00% Floor)	06/13/2023	—	(414)	(9,576)
Swiftpage, Inc.[2]	Software & Tech Services	Term Loan	10.92% (S + 6.50%; 1.00% Floor)	06/13/2023	222,833	222,285	213,363
Swiftpage, Inc.[2]	Software & Tech Services	Term Loan	10.92% (S + 6.50%; 1.00% Floor)	06/13/2023	2,420,745	2,416,550	2,317,863
Sysnet North America, Inc.[1] [2] [5]	Software & Tech Services	Term Loan	11.50% (L + 5.00%; 1.00% Floor)	12/01/2026	8,862,217	8,790,246	8,552,039
Telcor Buyer, Inc. [3] [4]	Software & Tech Services	Revolver	9.64% (L + 4.50%; 1.00% Floor)	08/20/2027	—	(3,400)	(7,996)
Telcor Buyer, Inc. [1] [2]	Software & Tech Services	Term Loan	9.64% (L + 4.50%; 1.00% Floor)	08/20/2027	9,304,625	9,195,815	9,048,748
Telesoft Holdings, LLC[3]	Software & Tech Services	Revolver	10.14% (L + 5.75%; 1.00% Floor)	12/16/2025	49,739	43,024	36,309
Telesoft Holdings, LLC[2] [5]	Software & Tech Services	Term Loan	10.13% (L + 5.75%; 1.00% Floor)	12/16/2025	5,804,526	5,737,622	5,673,924
TRGRP, Inc.[3] [4]	Software & Tech Services	Revolver	11.73% (L + 4.50%; 2.50% PIK; 1.00% Floor)	11/01/2023	—	(1,126)	—
TRGRP, Inc.[2] [5]	Software & Tech Services	Term Loan	11.73% (L + 4.50%; 2.50% PIK; 1.00% Floor)	11/01/2023	5,052,223	5,025,591	5,052,223
TRGRP, Inc.[2]	Software & Tech Services	Term Loan	11.73% (L + 4.50%; 2.50% PIK; 1.00% Floor)	11/01/2023	2,370,051	2,355,364	2,370,051
TRGRP, Inc.[1]	Software & Tech Services	Term Loan	11.73% (L + 4.50%; 2.50% PIK; 1.00% Floor)	11/01/2023	1,128,534	1,124,106	1,128,534
Unanet, Inc.[3] [4]	Software & Tech Services	Delayed Draw Term Loan	10.97% (S + 6.25%; 0.75% Floor)	12/08/2028	—	(37,535)	(37,904)
Unanet, Inc.[3] [4]	Software & Tech Services	Revolver	10.97% (S + 6.25%; 0.75% Floor)	12/08/2028	—	(25,270)	(25,270)
Unanet, Inc.[2] [5]	Software & Tech Services	Term Loan	10.97% (S + 6.25%; 0.75% Floor)	12/08/2028	12,003,044	11,764,925	11,762,983
Ungerboeck Systems International, LLC[3]	Software & Tech Services	Delayed Draw Term Loan	11.22% (L + 6.50%; 1.00% Floor)	04/30/2027	272,766	268,398	267,992
Ungerboeck Systems International, LLC[5]	Software & Tech Services	Delayed Draw Term Loan	11.23% (L + 6.50%; 1.00% Floor)	04/30/2027	690,794	690,794	676,978
Ungerboeck Systems International, LLC[1]	Software & Tech Services	Delayed Draw Term Loan	11.23% (L + 6.50%; 1.00% Floor)	04/30/2027	322,391	318,814	315,943
Ungerboeck Systems International, LLC[3] [4]	Software & Tech Services	Revolver	11.23% (L + 6.50%; 1.00% Floor)	04/30/2027	—	(3,012)	(4,588)
Ungerboeck Systems International, LLC	Software & Tech Services	Term Loan	11.28% (L + 6.50%; 1.00% Floor)	04/30/2027	136,383	133,886	133,655
Ungerboeck Systems International, LLC[2] [5]	Software & Tech Services	Term Loan	11.23% (L + 6.50%; 1.00% Floor)	04/30/2027	2,717,277	2,687,154	2,662,931
Vectra AI, Inc.[3] [4]	Software & Tech Services	Delayed Draw Term Loan	10.49% (L + 5.75%; 1.00% Floor)	03/18/2026	—	(18,778)	(34,914)
Vectra AI, Inc.[3] [4]	Software & Tech Services	Revolver	10.49% (L + 5.75%; 1.00% Floor)	03/18/2026	—	(3,756)	(6,983)
Vectra AI, Inc.[2] [5]	Software & Tech Services	Term Loan	10.49% (L + 5.75%; 1.00% Floor)	03/18/2026	3,258,620	3,204,291	3,160,862
Vehlo Purchaser, LLC[2] [5]	Software & Tech Services	Delayed Draw Term Loan	9.98% (S + 5.00%; 0.75% Floor)	05/24/2028	6,195,183	6,133,560	6,148,719
Vehlo Purchaser, LLC[3] [4]	Software & Tech Services	Revolver	9.69% (S + 5.00%; 0.75% Floor)	05/24/2028	—	(16,782)	(18,586)
Vehlo Purchaser, LLC[1] [2] [5]	Software & Tech Services	Term Loan	9.69% (S + 5.00%; 0.75% Floor)	05/24/2028	22,302,658	22,000,883	21,968,118
Velocity Purchaser Corporation[3] [4]	Software & Tech Services	Revolver	10.24% (S + 6.00%; 1.00% Floor)	12/01/2023	—	(611)	(483)
Velocity Purchaser Corporation[1]	Software & Tech Services	Term Loan	10.24% (S + 6.00%; 1.00% Floor)	12/01/2023	2,412,446	2,405,375	2,406,415
Velocity Purchaser Corporation[1] [2]	Software & Tech Services	Term Loan	10.24% (S + 6.00%; 1.00% Floor)	12/01/2023	4,765,411	4,735,630	4,753,497

See Notes to Consolidated Financial Statements

Portfolio Company	Industry	Facility Type	Interest	Maturity	Funded Par Amount	Cost	Fair Value
Velocity Purchaser Corporation[1]	Software & Tech Services	Term Loan	10.24% (S + 6.00%; 1.00% Floor)	12/01/2023	$ 600,106	$ 597,933	$ 598,605
Veracross LLC[3][4]	Software & Tech Services	Delayed Draw Term Loan	11.23% (S + 2.00%; 5.00% PIK; 1.00% Floor)	12/28/2027	—	(13,965)	(37,549)
Veracross LLC[3][4]	Software & Tech Services	Revolver	11.23% (S + 2.00%; 5.00% PIK; 1.00% Floor)	12/28/2027	—	(18,636)	(36,158)
Veracross LLC[5]	Software & Tech Services	Term Loan	11.23% (S + 2.00%; 5.00% PIK; 1.00% Floor)	12/28/2027	12,906,513	12,701,489	12,487,052
Zendesk, Inc.[3][4]	Software & Tech Services	Delayed Draw Term Loan	11.04% (S + 6.50%; 0.75% Floor)	11/22/2028	—	(32,741)	(33,335)
Zendesk, Inc.[3][4]	Software & Tech Services	Revolver	11.04% (S + 6.50%; 0.75% Floor)	11/22/2028	—	(26,961)	(27,453)
Zendesk, Inc.[2][5]	Software & Tech Services	Term Loan	11.04% (S + 6.50%; 0.75% Floor)	11/22/2028	13,334,101	13,072,194	13,067,419
Dillon Logistics, Inc.[10]	Transport & Logistics	Revolver	— (P + 6.00%; 1.00% Floor)	12/11/2023	834,642	750,748	54,586
Dillon Logistics, Inc.[10]	Transport & Logistics	Term Loan	— (L + 7.00%; 1.00% Floor)	12/11/2023	3,079,544	2,673,820	201,402
Total U.S. 1st Lien/Senior Secured Debt						**1,097,596,835**	**1,070,520,769**
2nd Lien/Junior Secured Debt—2.33%							
Conterra Ultra Broadband Holdings, Inc.[1][2]	Digital Infrastructure & Services	Term Loan	13.01% (L + 8.50%; 1.00% Floor)	04/30/2027	$ 6,537,710	$ 6,476,655	$ 6,521,366
Brave Parent Holdings, Inc.[1]	Software & Tech Services	Term Loan	11.88% (L + 7.50%)	04/17/2026	1,230,107	1,216,529	1,199,354
Symplr Software, Inc.[1][2]	Software & Tech Services	Term Loan	12.07% (S + 7.88%; 0.75% Floor)	12/22/2028	3,130,634	3,083,175	2,919,316
Total U.S. 2nd Lien/Junior Secured Debt						**10,776,359**	**10,640,036**
Total U.S. Corporate Debt						**1,108,373,194**	**1,081,160,805**
Canadian Corporate Debt—3.87%							
1st Lien/Senior Secured Debt—3.87%							
McNairn Holdings Ltd.[1][13]	Business Services	Term Loan	9.98% (L + 5.00%; 0.50% PIK; 1.00% Floor)	11/25/2025	$ 739,507	$ 730,174	$ 726,566
Syntax Systems Ltd[1][2][13]	Digital Infrastructure & Services	Term Loan	10.13% (L + 5.75%; 0.75% Floor)	10/29/2028	8,773,543	8,699,024	8,334,866
Syntax Systems Ltd[3][13]	Digital Infrastructure & Services	Revolver	10.04% (L + 5.75%; 0.75% Floor)	10/29/2026	649,103	641,599	600,420
Syntax Systems Ltd[3][4][13]	Digital Infrastructure & Services	Delayed Draw Term Loan	10.13% (L + 5.50%; 0.75% Floor)	10/29/2028	—	(20,396)	(121,707)
Banneker V Acquisition, Inc.[2][5][13]	Software & Tech Services	Term Loan	10.39% (L + 6.00%; 1.00% Floor)	12/04/2025	7,105,235	7,011,398	7,105,235
Banneker V Acquisition, Inc.[3][4][13]	Software & Tech Services	Revolver	10.39% (L + 6.00%; 1.00% Floor)	12/04/2025	—	(3,068)	—
Banneker V Acquisition, Inc.[2][13]	Software & Tech Services	Delayed Draw Term Loan	10.39% (L + 6.00%; 1.00% Floor)	12/04/2025	1,024,233	1,012,076	1,024,233
Total Canadian 1st Lien/Senior Secured Debt						**18,070,807**	**17,669,613**
Total Canadian Corporate Debt						**18,070,807**	**17,669,613**

Portfolio Company	Class/Series	Industry	Initial Acquisition Date [14]	Shares	Cost	Fair Value
U.S. Preferred Stock—2.02%						
Ntiva Investments, LLC (MSP Global Holdings, Inc)[15]	Class A	Digital Infrastructure & Services	01/24/2022	333,937	$272,826	$ 234,701
Bowline Topco LLC^^[15][16]	LLC Units	Energy	08/09/2021	2,946,390	—	173,837
SBS Ultimate Holdings, LP[15]	Class A	Healthcare & HCIT	09/18/2020	217,710	861,878	266
Alphasense, Inc.[13][15]	Series C	Software & Tech Services	06/01/2021	23,961	369,843	474,027
Concerto Health AI Solutions, LLC[15][16]	Series B-1	Software & Tech Services	12/23/2019	65,614	349,977	351,172
Datarobot, Inc.[15]	Series F	Software & Tech Services	10/27/2020	6,715	88,248	80,863
Datarobot, Inc.[15]	Series E	Software & Tech Services	08/30/2019	38,190	289,278	364,025
Degreed, Inc.[15]	Series D	Software & Tech Services	04/30/2021	16,943	278,308	260,465
Degreed, Inc.[15]	Series C-1	Software & Tech Services	06/25/2019	43,819	278,541	358,800
Heap, Inc.[15]	Series D	Software & Tech Services	11/24/2021	17,425	147,443	148,351
Heap, Inc.[15]	Series C	Software & Tech Services	05/21/2019	189,617	696,351	1,032,478

See Notes to Consolidated Financial Statements

Portfolio Company	Class/Series	Industry	Initial Acquisition Date [14]	Shares	Cost	Fair Value
Knockout Intermediate Holdings I, Inc. (Kaseya, Inc.)[15]	Perpetual	Software & Tech Services	06/23/2022	1,345	$1,311,760	$1,377,730
Netskope, Inc.[15]	Series G	Software & Tech Services	01/27/2020	36,144	302,536	377,701
Phenom People, Inc.[15]	Series C	Software & Tech Services	01/08/2020	35,055	220,610	444,061
Protoscale Rubrik, LLC[15]	Class B	Software & Tech Services	01/04/2019	25,397	598,212	687,828
Swyft Parent Holdings LP[15][16]	LP Interests	Software & Tech Services	02/07/2022	850,470	811,438	840,825
Symplr Software Intermediate Holdings, Inc.[15]	Series A	Software & Tech Services	11/30/2018	1,196	1,160,532	1,901,763
Vectra AI, Inc[15]	Series F	Software & Tech Services	05/28/2021	17,064	131,095	109,329
Total U.S. Preferred Stock					8,168,876	9,218,222
U.S. Common Stock—1.72%						
Global Radar Holdings, LLC[15][16]	Earn Out	Business Services	11/08/2022	125	$ —	$ 2,179
AEG Holding Company, Inc.[15]	Class A	Consumer Discretionary	11/20/2017	320	321,309	338,179
Freddy's Acquisition, LP (Freddy's Frozen Custard, LLC)[15]	LP Interests	Consumer Non-Cyclical	03/03/2021	72,483	72,483	122,100
8x8, Inc.[13][15][17]	Common Units	Digital Infrastructure & Services		7,886	170,890	34,068
Avant Communications, LLC[15][16]	Class A	Digital Infrastructure & Services	11/30/2021	236,307	236,307	300,030
NEPCORE Parent Holdings, LLC[15]	Class A	Digital Infrastructure & Services	10/21/2021	95	95,249	74,585
Nepcore Parent Holdings, LLC (Coretelligent Intermediate, LLC)[15]	LLC Units	Digital Infrastructure & Services	10/21/2021	396,513	439,932	332,454
Ntiva Investments, LLC (MSP Global Holdings, Inc)[15]	Class A	Digital Infrastructure & Services	01/24/2022	333,937	61,111	52,571
Thrive Parent, LLC[15]	Class L	Digital Infrastructure & Services	01/22/2021	100,219	$ 263,195	$ 406,456
Advantage AVP Parent Holdings, L.P. (Medical Management Resource Group, LLC)[15]	Class B	Healthcare & HCIT	09/30/2021	34,492	34,492	38,533
American Outcomes Management, L.P. [15][16]	Class A	Healthcare & HCIT	02/17/2022	290,393	290,393	515,299
Community Based Care Holdings, LP[15]	LP Interests	Healthcare & HCIT	01/03/2022	179	178,916	191,113
GSV MedSuite Investments, LLC (Millin Purchaser, LLC)[15]	Class A	Healthcare & HCIT	03/31/2022	86,555	86,555	81,204
Health Platform Group, Inc[15]	Earn Out	Healthcare & HCIT	10/31/2020	16,502	—	—
INH Group Holdings, Inc.[15]	Class A	Healthcare & HCIT	01/31/2019	484,552	484,552	6,249
RCFN Parent, LP (People's Care)[15]	Class A	Healthcare & HCIT	06/18/2021	77	78,284	83,644
REP Coinvest III AGP Blocker, L.P. (Agape Care Group)[15]	LP Interests	Healthcare & HCIT	10/14/2021	590,203	590,203	830,544
Brightspot Holdco, LLC[15]	LLC Units	Software & Tech Services	11/16/2021	433,207	433,207	427,682
GSV Vehlo Investments, LLC (Vehlo Purchaser, LLC)[15]	Class A	Software & Tech Services	05/24/2022	150,297	150,297	162,814
Human Security[15]	Common Shares	Software & Tech Services	07/29/2022	339,568	953,134	953,127
Moon Topco, L.P. (Radiant Logic, Inc.) [15]	Class A	Software & Tech Services	04/21/2021	3,600	35,999	55,819
Mykaarma Acquisition LLC[15]	Class A	Software & Tech Services	03/21/2022	257,031	257,031	277,758
Ranger Lexipol Holdings, LLC[15]	Class B	Software & Tech Services	11/18/2021	433	—	175,219

See Notes to Consolidated Financial Statements

Portfolio Company	Class/Series	Industry	Initial Acquisition Date [14]	Shares	Cost	Fair Value
Ranger Lexipol Holdings, LLC[15]	Class A	Software & Tech Services	11/18/2021	433	$ 433,207	$ 404,565
REP Coinvest III Tec, L.P. (American Safety Holdings Corp.)[15]	LP Interests	Software & Tech Services	06/18/2020	167,509	190,658	253,338
Samsara Networks, Inc.[13] [15] [17]	Class A	Software & Tech Services		33,451	369,998	415,796
Stripe, Inc.[15]	Class B	Software & Tech Services	05/17/2021	4,158	166,854	123,181
Swyft Parent Holdings LP[15] [16]	LP Interests	Software & Tech Services	02/07/2022	4,485	—	76,262
REP Coinvest III-A Omni, L.P. (Omni Logistics, LLC)[15]	LP Interests	Transport & Logistics	02/05/2021	193,770	120,614	471,569
REP RO Coinvest IV A Blocker (Road One)[15]	Class A	Transport & Logistics	12/28/2022	66,441,840	664,418	664,418
Total U.S. Common Stock					**7,179,288**	**7,870,756**
U.S. Warrants—0.17%						
SBS Ultimate Holdings, LP, expire 09/18/2030[15]	Class A	Healthcare & HCIT	09/18/2020	17,419	$ —	$ —
Alphasense, Inc., expire 05/29/2027[13] [15]	Series B	Software & Tech Services	06/02/2020	40,394	35,185	480,369
Degreed, Inc., expire 04/11/2028[15]	Series D	Software & Tech Services	04/11/2021	7,624	—	17,163
Degreed, Inc., expire 05/31/2026[15]	Series C -1	Software & Tech Services	05/31/2019	26,294	46,823	109,950
Degreed, Inc., expire 08/18/2029[15]	Common Shares	Software & Tech Services	08/18/2022	9,374	—	45,483
ScyllaDB, Inc., expire 09/08/2032[15]	Series C-1	Software & Tech Services	09/08/2022	239,984	43,880	44,046
Vectra AI, Inc., expire 03/18/2031[15]	Series F	Software & Tech Services	03/18/2021	35,156	58,189	79,903
Total U.S. Warrants					**184,077**	**776,914**

See Notes to Consolidated Financial Statements

AB Private Credit Investors Corporation
Consolidated Schedule of Investments as of December 31, 2022

Portfolio Company	Class/Series	Industry	Initial Acquisition Date [14]	Shares	Cost	Fair Value
United Kingdom Warrants—0.05%						
GlobalWebIndex, Inc., expire 12/30/2027[15]	Preferred Units	Software & Tech Services		8,832	$ 159,859	$ 217,181
Total United Kingdom Warrants					159,859	217,181
Portfolio Company	**Class/Series**			**Shares**	**Cost**	**Fair Value**
U.S. Investment Companies—1.23%						
Orangewood WWB Co-Invest, L.P.[15][18]	LP Interests			829,314	$ 829,314	$ 829,314
ORCP III Triton Co-Investors, L.P.[15][18]	LP Interests			341,592	98,394	420,500
AB Equity Investors, L.P.[15][18]	LP Interests			984,786	984,786	1,307,429
Falcon Co-Investment Partners, L.P.[15][18]	LP Interests			812,734	812,734	813,547
GHP E Aggregator, LLC[15][18]	LLC Units			417,813	186,588	614,185
GHP SPV 2, L.P.[13][15][18]	LP Interests			244,920	244,920	230,225
Magenta Blocker Aggregator, LP[15][18]	Class A			821,396	676,978	1,126,955
Palms Co-Investment Partners, L.P.[15][18]	LP Interests			261,449	261,449	261,449
Total U.S. Investment Companies					4,095,163	5,603,604
TOTAL INVESTMENTS—245.69%[19]					**$1,146,231,264**	**$1,122,517,095**
Portfolio Company		**Industry**		**Shares**	**Cost**	**Fair Value**
Cash Equivalents—6.34%						
U.S. Investment Companies—6.34%						
Blackrock T Fund I[17][20]	Money Market	Money Market Portfolio	4.03%[21]	14,121,193	$ 14,121,193	$ 14,121,193
State Street Institutional US Government Money Market Fund[17][20]	Money Market	Money Market Portfolio	4.12%[21]	14,850,792	14,850,792	14,850,792
Total U.S. Investment Companies					28,971,985	28,971,985
Total Cash Equivalents					28,971,985	28,971,985
LIABILITIES IN EXCESS OF OTHER ASSETS—(152.03%)						$ (694,610,587)
NET ASSETS—100.00%						$ 456,878,493

(++) Unless otherwise indicated, all securities represent co-investments made with the Fund's affiliates in accordance with the terms of the exemptive relief received from the U.S. Securities and Exchange Commission. See Note 3 "Related Party Transactions".

+ As of December 31, 2022, qualifying assets represented 96.90% of total assets. Under the 1940 Act we may not acquire any non-qualifying assets unless, at the time the acquisition is made, qualifying assets represent at least 70% of our total assets.

* Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of Financial Accounting Standards Board's Accounting Standards Codification 820 fair value hierarchy.

Percentages are based on net assets.

^ Generally, the interest rate on floating interest rate investments is at benchmark rate plus spread. The borrower has an option to choose the benchmark rate, such as the London Interbank Offered Rate ("LIBOR"), Secured Overnight Financing Rate including adjustment, if any ("SOFR") or the U.S. Prime rate. The spread may change based on the type of rate used. The terms in the Consolidated Schedule of Investments disclose the actual interest rate in effect as of the reporting period. LIBOR and SOFR loans are typically indexed to 30-day, 60-day, 90-day or 180-day rates (1M, 3M or 6M, respectively) at the borrower's option. LIBOR and SOFR loans may be subject to interest floors. As of December 31, 2022, rates for weekly 1M L, 3M L 6M L, 1M S, 3M S and 6M S are 4.39%, 4.73%, 5.15%, 4.42%, 4.73% and 4.98%, respectively. As of December 31, 2022, the U.S. Prime rate was 7.50%.

^^ As defined in the Investment Company Act, the investment is deemed to be a "controlled affiliated person" of the Fund because the Fund owns, either directly or indirectly, 25% or more of the portfolio company's outstanding voting securities or has the power to exercise control over management or policies of such portfolio company. See Note 3 "Related Party Transactions".

See Notes to Consolidated Financial Statements

AB Private Credit Investors Corporation
Consolidated Schedule of Investments as of December 31, 2022

[1] Position, or a portion thereof, has been segregated to collateralize ABPCI Direct Lending Fund CLO VI Ltd.
[2] Position, or a portion thereof, has been segregated to collateralize ABPCIC Funding III, LLC.
[3] Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date, that may expire prior to the maturity date stated. See Note 6 "Commitments and Contingencies".
[4] The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.
[5] Position, or a portion thereof, has been segregated to collateralize ABPCIC Funding II, LLC.
[6] This investment has multiple reference rates or alternate base rates. The All-in interest rate shown is the weighted average interest rate in effect at December 31, 2022.
[7] Saturn Borrower Inc. has been renamed to Stratus Networks, Inc. in 2022.
[8] TA/WEG Holdings, LLC has been renamed to Wealth Enhancement Group, LLC in 2022.
[9] MedMark Services, Inc. has been renamed to BAART Programs, Inc. in 2022.
[10] The investment is on non-accrual status. See Note 2 "Significant Accounting Policies."
[11] Millin Purchaser LLC. has been renamed to Medsuite Purchaser, LLC in 2022.
[12] Cybergrants Holdings, LLC has been renamed to Bonterra LLC in 2022.
[13] Positions considered non-qualified assets therefore excluded from the qualifying assets calculation as noted in footnote + above.
[14] Securities exempt from registration under the Securities Act of 1933, and may be deemed to be "restricted securities". As of December 31, 2022, the aggregate fair value of these securities is $17,633,209 or 3.86% of the Fund's net assets. The initial acquisition dates have been included for such securities.
[15] Non-income producing investment.
[16] Position or portion thereof is held through a consolidated subsidiary.
[17] Categorized as Level 1 assets under the definition of ASC 820 fair value hierarchy.
[18] Excluded from the ASC 820 fair value hierarchy as fair value is measured using the net asset value per share practical expedient.
[19] Aggregate gross unrealized appreciation for federal income tax purposes is $7,142,498; aggregate gross unrealized depreciation for federal income tax purposes is $30,898,346. Net unrealized depreciation is $23,755,848 based upon a tax cost basis of $1,146,272,943.
[20] Included within 'Cash and cash equivalents' on the Consolidated Statements of Assets and Liabilities.
[21] The rate shown is the annualized seven-day yield as of December 31, 2022.

L -   LIBOR
P -   Prime
PIK -   Payment-In-Kind
S -   SOFR

See Notes to Consolidated Financial Statements

AB Private Credit Investors Corporation
Notes to Consolidated Financial Statements
December 31, 2023

1. Organization

AB Private Credit Investors Corporation (the "Fund," "we," "our," and "us"), an externally managed, non-diversified, closed-end, management investment company that elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"), was incorporated under the laws of the state of Maryland on February 6, 2015. The Fund was formed to invest in primary-issue middle-market credit opportunities that are directly sourced and privately negotiated. AB Private Credit Investors LLC serves as the Fund's external investment adviser (the "Adviser").

The Fund is conducting private offerings (each a "Private Offering") of its common stock to investors in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). At the closing of any Private Offering, each investor will make a capital commitment (a "Capital Commitment") to purchase Shares pursuant to a subscription agreement entered into with the Fund. All investors will be committed to the Fund for at least three years from the date of their initial Capital Commitment, subject to the terms described in the Fund's Private Placement Memorandum. Investors will be required to fund drawdowns to purchase Shares up to the amount of their respective Capital Commitment on an as-needed basis each time the Fund delivers a capital draw-down notice to its investors.

On September 29, 2017, the Fund completed the initial closing ("Initial Closing") of its Private Offering after entering into subscription agreements (collectively, the "Subscription Agreements") with several investors, providing for the private placement of Shares. At December 31, 2023, the Fund had total Capital Commitments of $648,591,916, of which 17% or $110,236,006 is unfunded. Capital Commitments may be drawn down by the Fund on a pro rata basis, as needed (including follow-on investments), for paying the Fund's expenses, including fees under the Amended and Restated Advisory Agreement (as defined below), and/or maintaining a reserve account for the payment of future expenses or liabilities.

The Fund's fiscal year ends on December 31.

On June 14, 2019, the Adviser established ABPCI Direct Lending Fund CLO VI Ltd ("CLO VI"), an exempted company incorporated with limited liability under the laws of the Cayman Islands. CLO VI is 100% owned by the Fund and is consolidated in the Fund's consolidated financial statements. CLO VI issued Class B-R Notes, Class C-R Notes and Subordinated Notes to the Fund through AB PCI Direct Lending Fund CLO VI Depositor LLC, a wholly-owned subsidiary of the Fund established on June 28, 2019.

On February 7, 2020, the Fund and an affiliate of Abbott Capital Management, LLC ("Abbott") became members of, ABPCIC Equity Holdings, LLC ("ABPCICE"), a Delaware limited liability company and a special purpose vehicle designed to invest in private equity investments sourced by Abbott. The Fund is the managing member and owns 100% of the Class L Units and 93% of the Class A Units of ABPCICE. As a result, the Fund consolidates ABPCICE in its consolidated financial statements and records a non-controlling interest of the equity interests in ABPCICE not held by the Fund.

On July 30, 2020, February 11, 2021, and January 13, 2023, the Adviser established ABPCIC Funding II LLC ("ABPCIC Funding II"), ABPCIC Funding III LLC ("ABPCIC Funding III") and ABPCIC Funding IV LLC ("ABPCIC Funding IV"), respectively, Delaware limited liability companies. ABPCIC Funding II, ABPCIC Funding III, and ABPCIC Funding IV are 100% owned by the Fund and are consolidated in the Fund's consolidated financial statements commencing from the date of their formation.

On January 5, 2023, the Adviser established ABPCI Direct Lending Fund CLO XIII LTD ("CLO XIII"), a private company limited by shares incorporated under the laws of Jersey. CLO XIII is 100% owned by the Fund and is consolidated in the Fund's consolidated financial statements commencing from the date of its formation. CLO XIII issued Class D Notes and Subordinated Notes to the Fund through ABPCI Direct Lending Fund CLO XIII Depositor LLC, a wholly-owned subsidiary of the Fund established on April 3, 2023.

The Adviser has established certain additional consolidated subsidiaries that are subject to U.S. federal and state corporate level income taxes to hold certain equity or equity-like investments in portfolio companies.

2. Significant Accounting Policies

The Fund is an investment company under accounting principles generally accepted in the United States of America ("GAAP") and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 946, *Financial Services – Investment Companies.* The Fund has prepared the consolidated financial statements and related financial information pursuant to the requirements for reporting on Form 10-K and Article 6 of Regulation S-X.

The functional currency of the Fund is U.S. dollars and these consolidated financial statements have been prepared in that currency.

Consolidation

The Fund will generally consolidate any wholly or substantially owned subsidiary when the design and purpose of the subsidiary is to act as an extension of the Fund's investment operations and to facilitate the execution of the Fund's investment strategy. Accordingly, the Fund consolidated the results of its wholly or substantially owned subsidiaries in its consolidated financial statements. The portion of net assets that is attributable to non-controlling interest in ABPCICE is presented as "Non-Controlling Interest in ABPCIC Equity Holdings, LLC", a component of total equity, on the Fund's consolidated statements of assets and liabilities. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain previously disclosed industry classifications have been expanded to add additional sub-industries. Investments fitting into the new subindustries have been reclassified accordingly.

Valuation of Investment Companies

Investments in investment companies are valued at fair value. Fair values are generally determined utilizing the net asset value ("NAV") supplied by, or on behalf of, management of each investment company, which is net of management and incentive fees or allocations charged by the investment company and is in accordance with the "practical expedient", as defined by ASC 820. NAVs received by, or on behalf of, management of each investment company are based on the fair value of the investment company's underlying investments in accordance with policies established by management of each investment company, as described in each of their financial statements and offering memorandum.

Cash and Cash Equivalents

Cash consists of demand deposits and money market accounts. Cash is carried at cost, which approximates fair value. The Fund maintains deposits of its cash with financial institutions, and, at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insured limit. The Fund considers all highly liquid investments, with original maturities of less than ninety days and money market mutual funds as cash equivalents.

Revenue Recognition

Investment transactions are recorded on a trade-date basis. Interest income is recognized on an accrual basis. Interest income on debt instruments is accrued and recognized for those issuers who are currently paying in full or expected to pay in full. For those issuers who are in default or expected to default, interest is not accrued and is only recognized when received. Generally, when interest and/or principal payments on a loan become past due, or if the Fund otherwise does not expect the borrower to be able to service its debt and other obligations, the Fund will place the loan on non-accrual status and will cease recognizing interest income on that loan for financial reporting purposes until all principal and interest have been brought current through payment or due to restructuring such that the interest income is deemed to be collectible. The Fund generally restores non-accrual loans to accrual status when past due principal and interest is paid and, in the management's judgment, is likely to remain current. Interest income and expense include discounts accreted and premiums amortized on certain debt instruments as determined in good faith by the Adviser and calculated using the effective interest method. Loan origination fees, original issue discounts and market discounts or premiums are capitalized as part of the underlying cost of the investments and accreted or amortized over the life of the investment as interest income.

Realized gains and losses on investment transactions are determined on the specific identification method.

Certain investments in debt securities may contain a contractual payment-in-kind ("PIK") interest provision. The PIK provisions generally feature the obligation, or the option, at each interest payment date of making interest payments in (i) cash, (ii) additional debt or (iii) a combination of cash and additional debt. PIK interest, computed at the contractual rate specified in the investment's credit agreement, is accrued as interest income and recorded as interest receivable up to the interest payment date. On the interest payment date, the accrued interest receivable attributable to PIK is added to the principal balance of the investment. When additional debt is received on the interest payment date, it typically has the same terms, including maturity dates and interest rates, as the original loan. PIK interest generally becomes due on the investment's maturity date or call date.

The Fund may earn various fees during the life of the loans. Such fees include, but are not limited to, syndication, commitment, administration, prepayment and amendment fees, some of which are paid to the Fund on an ongoing basis. These fees and any other income are recognized as earned. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income.

Costs associated with entering into an investment are included in the cost of the investment, and any costs incurred relating to an unconsummated investment are expensed.

Distributions received from an equity interest, limited liability company or a limited partnership investment are evaluated to determine if the distribution should be recorded as dividend income or a return of capital.

Investment Transactions

Investment transactions are accounted for on trade date. Realized gains (losses) on investments sold are recorded on the basis of specific identification method for both consolidated financial statement and U.S. federal income tax purposes. Payable for investments purchased and receivable for investments sold on the consolidated statements of assets and liabilities, if any, represents the cost of purchases and proceeds from sales of investment securities, respectively, for trades that have been executed but not yet settled.

Non-Accrual Investments

Investments are placed on non-accrual status when it is probable that principal, interest or dividends will not be collected according to the contractual terms. Accrued interest or dividends generally are reversed when an investment is placed on non-accrual status. Interest or dividend payments received on non-accrual investments may be recognized as income or applied to principal depending upon management's judgment. Non-accrual investments are restored to accrual status when past due principal and interest or dividends are paid and, in management's judgment, principal and interest or dividend payments are likely to remain current. The Fund may make exceptions to this treatment if an investment has sufficient collateral value and is in the process of collection. As of December 31, 2023, the Fund had certain investments held in three portfolio companies on non-accrual status, which represented 1.46% and 0.27% of the total investments (excluding investments in cash equivalents, if any) at amortized cost and at fair value. As of December 31, 2022, the Fund had certain investments held in three portfolio companies on non-accrual status, which represented 0.96% and 0.26% of the total investments (excluding investments in cash equivalents, if any) at amortized cost and at fair value.

Credit Facility Related Costs, Expenses and Deferred Financing Costs

The Revolving Credit Facilities (as defined in Note 4) are recorded at carrying value, which approximates fair value. Interest expense and unused commitment fees on the Revolving Credit Facilities are recorded on an accrual basis. Unused commitment fees are included in interest and borrowing expenses in the consolidated statements of operations. Deferred financing costs include capitalized expenses related to the closing of the Revolving Credit Facilities. Amortization of deferred financing costs is computed on the straight-line basis over the contractual term. The amortization of such costs is included in interest and borrowing expenses in the consolidated statements of operations, with any unamortized amounts included in deferred financing costs on the consolidated statements of assets and liabilities.

Notes Payable Related Costs, Expenses and Unamortized Debt Issuance Costs

The Notes (as defined in Note 4) are recorded at carrying value. Interest expense on notes payable is recorded on an accrual basis. Debt issuance costs relating to notes payable are amortized on a straight-line basis over the contractual term and included in interest and borrowing expenses in the consolidated statements of operations. The unamortized debt issuance costs are included as a direct reduction of the carrying value of the notes payable (i.e. a contra liability).

Upon early termination or partial principal pay down of the Notes, the unamortized costs related to the Notes are accelerated into interest and borrowing expenses on the Fund's consolidated statements of operations.

Secured Borrowings

The Fund may finance the purchase of certain investments through sale/buy-back agreements. In a sale/buy-back agreement, the Fund enters into a trade to sell an investment and contemporaneously enters into a trade to buy the same investment back on a specified date in the future with the same counterparty. The Fund uses sale/buy-back agreements as a short-term financing alternative to its existing Revolving Credit Facilities. The Fund accounts for its sale/buy-back agreements (the "Secured Borrowings") as secured borrowings and continues to present the investment as an asset and the obligation to return the cash received as a liability within secured borrowings on the consolidated statements of assets and liabilities. Interest income earned on investments pledged under sale/buy-back agreements and financing charges associated with the sale/buy-back agreements are included within interest income and interest and borrowing expenses, respectively, on the consolidated statements of operations. Accrued interest receivable on investments and accrued financing charges on the sale/buy-back agreements are included within interest receivable and interest and borrowing expenses payable, respectively, on the consolidated statements of assets and liabilities.

Income Taxes

ASC 740, "Accounting for Uncertainty in Income Taxes" ("ASC 740") provides guidance on the accounting for and disclosure of uncertainty in tax positions. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Based on its analysis of its tax position for all open tax years (the current and prior two years), the Fund has concluded that it does not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740. Such open tax years remain subject to examination and adjustment by tax authorities.

The Fund has elected to be treated and intends to continue to be treated for federal income tax purposes as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). So long as the Fund is able to maintain its status as a RIC, it intends not to be subject to U.S. federal income tax on the portion of its taxable income and gains distributed to stockholders, if any. To qualify for RIC tax treatment, the Fund is required to distribute at least 90% of its investment company taxable income annually, meet diversification and income requirements quarterly, meet gross income requirements annually and file Form 1120-RIC, as provided by the Code. In order for the Fund not to be subject to U.S. federal excise taxes, it must distribute annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (iii) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. The Fund, at its discretion, may carry forward taxable income in excess of calendar year dividends and pay a 4% nondeductible U.S. federal excise tax on this income. The Fund will accrue excise tax on estimated undistributed taxable income as required. As of December 31, 2023, and December 31, 2022, $0 and $0, respectively, of accrued excise taxes remained payable. For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, the Fund accrued income taxes of $523,389, $1,181,087 and $278,497, respectively. As of December 31, 2023, and December 31, 2022, $241,195 and $1,303,918, respectively, of accrued income taxes remained payable.

The Fund may be subject to taxes imposed by countries in which the Fund invests. Such taxes are generally based on income and/or capital gains earned or repatriated. Taxes are accrued and applied to net investment income, net realized gains and net unrealized gain (loss) as such income and/or gains are earned.

The Fund remains subject to examination by U.S. federal and state jurisdictions, as well as international jurisdictions, and upon completion of these examinations (if undertaken by the taxing jurisdiction) tax adjustments may be necessary and retroactive to all open tax years.

Certain of the Fund's consolidated subsidiaries are subject to U.S. federal and state corporate-level income taxes.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, if any, at the date of the consolidated financial statements, and the reported amounts of revenues and expenses recorded during the reporting period. Actual results could differ from those estimates and such differences could be material.

Distributions

Distributions from net investment income and net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined in accordance with GAAP. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent they are charged or credited to paid-in capital in excess of par or distributable earnings, as appropriate, in the period that the differences arise. Temporary and permanent differences are primarily attributable to differences in the tax treatment of certain loans and the tax characterization of income and non-deductible expenses. These differences are generally determined in conjunction with the preparation of the Fund's annual RIC tax return. Distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a distribution is determined by the Board each quarter and is generally based upon the earnings estimated by the Adviser. The Fund may pay distributions to its stockholders in a year in excess of its net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. The Fund may pay distributions in excess of its taxable net investment income. This excess would be a tax-free return of capital in the period and reduce the stockholder's tax basis in its Shares. The Fund intends to timely distribute to its stockholders substantially all of its annual taxable income for each year, except that the Fund may retain certain net capital gains for reinvestment and, depending upon the level of the Fund's taxable income earned in a year, the Fund may choose to carry forward taxable income for distribution in the following year and pay any applicable U.S. federal excise tax. The specific tax characteristics of the Fund's distributions will be reported to stockholders after the end of the calendar year. All distributions will be subject to available funds, and no assurance can be given that the Fund will be able to declare such distributions in future periods.

The Fund has adopted a dividend reinvestment plan that provides for stockholders to receive dividends or other distributions declared by the Board in cash unless a stockholder elects to "opt in" to the dividend reinvestment plan. As a result, if the Board declares a cash distribution, then the stockholders who have "opted in" to the dividend reinvestment plan will have their cash distributions automatically reinvested in additional Shares, rather than receiving the cash distribution.

3. Related Party Transactions

Advisory Agreement

On November 13, 2019, the Fund entered into the amended and restated advisory agreement (the "Amended and Restated Advisory Agreement"), replacing the advisory agreement the Fund entered into with the Adviser on July 27, 2017 (the "Advisory Agreement"), pursuant to which the Fund will pay the Adviser, quarterly in arrears, a base management fee calculated at an annual rate of 1.50%. The base management fee is calculated based on a percentage of the average outstanding assets of the Fund (which equals the gross value of equity and debt instruments, including investments made utilizing leverage), excluding cash and cash equivalents, during such fiscal quarter. The average outstanding assets is calculated by taking the average of the amount of assets of the Fund at the beginning and end of each month that occurs during the calculation period. The base management fee is calculated and paid quarterly in arrears but will be accrued monthly by the Fund over the fiscal quarter for which such base management fee is paid.

On March 24, 2022, the Fund entered into the second amended and restated investment advisory agreement (the "Second Amended and Restated Advisory Agreement"), replacing the Amended and Restated Advisory Agreement pursuant to which effective March 24, 2022 the base management fee shall be calculated at an annual rate of 1.375%. On March 24, 2022, the Fund and the Adviser also entered into a fee waiver letter pursuant to which the Adviser has agreed to waive a portion of the management fee in excess of the base management fee calculated at the reduced annual rate of 1.375% for the period January 1, 2022 through March 24, 2022.

For the year ended December 31, 2023, the Fund incurred a management fee of $16,898,965. For the year ended December 31, 2022, the Fund incurred a management fee of $14,216,401, of which $283,566 was voluntarily waived by the Adviser. For the year ended December 31, 2021, the Fund incurred a management fee of $10,090,280, of which $1,198,763 was voluntarily waived by the Adviser. As of December 31, 2023, and December 31, 2022, $4,479,535 and $3,778,123, respectively, of accrued management fee remained payable.

The Fund will also pay the Adviser an incentive fee that provides the Adviser with a share of the income that the Adviser generates for the Fund. The incentive fee will consist of an income-based incentive fee component and a capital-gains component, which are largely independent of each other, with the result that one component may be payable even if the other is not.

Income-Based Incentive Fee: The income-based incentive fee is calculated and payable quarterly in arrears based on the Fund's net investment income prior to any deductions with respect to such income-based incentive fees and capital gains incentive fees ("Pre-incentive Fee Net Investment Income" or "PIFNII") for the quarter, as further described below. PIFNII means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence, managerial and consulting fees or other fees the Fund receives from portfolio companies) that the Fund accrues during the fiscal quarter, minus the Fund's operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement (the "Administration Agreement") the Fund has entered into with State Street Bank and Trust (the "Administrator"), and any interest expense and dividends paid on any issued and outstanding indebtedness or preferred stock, respectively, but excluding, for avoidance of doubt, the income-based incentive fee, as well as the capital gains incentive fee (described below), accrued under GAAP). PIFNII also includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay-in-kind interest and zero-coupon securities), accrued income that the Fund has not yet received in cash. The Adviser is not under any obligation to reimburse the Fund for any part of the income-based incentive fees it received that was based on accrued interest that the Fund never actually received.

PIFNII does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the income-based incentive fee, it is possible that the Fund may accrue such income-based incentive fee in a quarter where the Fund incurs a net loss. For example, if the Fund receives PIFNII in excess of a hurdle rate (as defined below) for a quarter, the Fund will accrue the applicable income-based incentive fee even if the Fund has incurred a realized and/or unrealized capital loss in that quarter. However, cash payment of the income-based incentive fee may be deferred in this situation, subject to the restrictions detailed at the end of this section.

F-41

PIFNII, expressed as a rate of return on the average value of the Fund's net assets (defined as total assets, less indebtedness and before taking into account any incentive fees payable during the period) as of the first day of each month during the course of the immediately preceding calendar quarter, will be compared to various "hurdle rates," with the income-based incentive fee rate of return increasing at each hurdle rate.

Description of Quarterly Incentive Fee Calculations

The Fund pays the Adviser an income-based incentive fee with respect to PIFNII in each calendar quarter as follows:

- No income-based incentive fee in any calendar quarter in which PIFNII does not exceed 1.5% per quarter (6% per annum), the "6% Hurdle Rate";

- 100% of PIFNII with respect to that portion of such PIFNII, if any, that exceeds the 6% Hurdle Rate but is less than 1.67% in any calendar quarter (the "6% Catch-up Cap"), approximately 6.67% per annum. This portion of PIFNII (which exceeds the 6% Hurdle Rate but is less than the 6% Catch-up Cap) is referred to as the "6% Catch-up." The 6% Catch-up is meant to provide the Adviser with 10.0% of the PIFNII as if hurdle rate did not apply if this net investment income exceeded 1.67% but was less than 1.94% in any calendar quarter; and

- 10.0% of the amount of PIFNII, if any, that exceeds the 6% Catch-up Cap, but is less than 1.94% (the "7% Hurdle Rate"), approximately 7.78% per annum. The 7% Hurdle Rate is meant to limit the Adviser to 10% of the PIFNII until the amount of PIFNII exceeds 1.94%, approximately 7.78% per annum; and

- 100% of PIFNII with respect to that portion of such PIFNII, if any, that exceeds the 7% Hurdle Rate but is less than 2.06% in any calendar quarter (the "7% Catch-up Cap"), approximately 8.24% per annum. This portion of PIFNII (which exceeds the 7% Hurdle Rate but is less than the 7% Catch-up Cap) is referred to as the "7% Catch-up." The 7% Catch-up is meant to provide the Adviser with 15.0% of the PIFNII as if a hurdle rate did not apply if this net investment income exceeded 2.06% but was less than 2.35% in any calendar quarter; and

- 15.0% of the amount of PIFNII, if any, that exceeds the 7% Catch-up Cap, but is less than 2.35% (the "8% Hurdle Rate", approximately 9.41% per annum). The 8% Hurdle Rate is meant to limit the Adviser to 15% of the PIFNII until the amount of PIFNII exceeds 2.35%, approximately 9.41% per annum; and

- 100% of PIFNII with respect to that portion of such PIFNII, if any, that exceeds the 8% Hurdle Rate but is less than 2.50% in any calendar quarter (the "8% Catch-up Cap"), approximately 10% per annum. This portion of PIFNII (which exceeds the 8% Hurdle Rate but is less than the 8% Catch-up cap) is referred to as the "8% Catch-up". The 8% Catch-up is meant to provide the Adviser with 20.0% of the PIFNII as if a hurdle rate did not apply if this net investment income exceeded 2.50% in any calendar quarter; and

- 20.0% of the amount of PIFNII, if any, that exceeds 2.50% in any calendar quarter.

For the year ended December 31, 2023, the Fund incurred income – based incentive fees of $11,850,031. For the year ended December 31, 2022, the Fund incurred income – based incentive fees of $6,693,257. For the year ended December 31, 2021, the Fund incurred income – based incentive fees of $3,650,394. As of December 31, 2023, and December 31, 2022, $3,369,132, and $2,534,935, respectively, of accrued income-based incentive fees remained payable.

The capital gains fee shall be determined and payable in arrears as of the end of each calendar year (or upon termination of this Agreement as set forth below), and will equal 20.0% of the Fund's aggregate cumulative realized capital gains, if any, from the date of the Fund's election to be regulated as a BDC through the end of each calendar year, computed net of all aggregate cumulative realized capital losses and aggregate cumulative unrealized capital depreciation, less the aggregate amount of any previously paid capital gain incentive fees, with respect to each of the investments in the Fund's portfolio. The Fund's "aggregate cumulative realized capital gains" will not include any unrealized appreciation. The capital gains fee is not subject to any minimum return to stockholders. If such amount is negative, then no capital gains fee will be payable for such year. In the event that this Agreement shall terminate as of a date that is not a calendar year end, the termination date shall be treated as though it were a calendar year end for purposes of calculating and paying a capital gains fee.

While the capital gains fee to be paid is determined above, GAAP requires such fee to be accrued as if the Fund were to be terminated and liquidated at period end hypothetical liquidation. There was no capital gains incentive fee under GAAP recognized for the year ended December 31, 2023. For the year ended December 31, 2022, the Fund reduced the previously recognized capital gains incentive fee under GAAP by $(1,283,044), which was not realized. For the year ended December 31, 2021, the Fund incurred capital gains incentive fee of $1,283,044. As of December 31, 2023 and December 31, 2022, no capital gains incentive fee remained payable.

The amount of capital gains incentive fee expense related to a hypothetical liquidation of the portfolio (and assuming no other changes in realized or unrealized gains and losses) would only become payable to the Adviser in the event of a complete liquidation of the Fund's portfolio as of period end and the termination of the Amended and Restated Advisory Agreement on such date. Also, it should be noted that the capital gains incentive fee expense fluctuates with the Fund's overall investment results.

The Fund will defer cash payment of any income-based incentive fee and/or any capital gains incentive fee otherwise earned by the Adviser if during the most recent four full fiscal quarter periods ending on or prior to the date such payment is to be made, the sum of (a) the PIFNII, and (b) the realized capital gain / loss and (c) unrealized capital appreciation/ depreciation expressed as a rate of return on the value of our net assets, is less than 6.0%. Any such deferred fees are carried over for payment in subsequent calculation periods to the extent such payment is payable under the Amended and Restated Advisory Agreement.

Administration Agreement and Expense Reimbursement Agreement

The Fund has entered into the Administration Agreement with the Administrator and a separate expense reimbursement agreement with the Adviser (the "Expense Reimbursement Agreement") under which any allocable portion of the cost of its Chief Compliance Officer and Chief Financial Officer and their respective staffs will be reimbursed by the Fund. Under the Administration Agreement, the Administrator will be responsible for providing the Fund with clerical, bookkeeping, record keeping and other administrative services. The Fund will reimburse the Adviser an amount equal to the Fund's allocable portion (subject to the review of its Board) of its overhead resulting from its obligations under the Expense Reimbursement Agreement, including the allocable portion of the cost of its Chief Compliance Officer and Chief Financial Officer and their respective staffs.

Expense Support and Conditional Reimbursement Agreement

On September 29, 2017, the Fund and the Adviser entered into an agreement (the "Expense Support and Conditional Reimbursement Agreement") to limit certain of the Fund's Operating Expenses, as defined below, to no more than 1.5% of the Fund's average quarterly gross assets. To achieve this percentage limitation, the Adviser has agreed to reimburse the Fund for certain Operating Expenses on a quarterly basis (any such payment by the Adviser, an "Expense Payment") and the Fund has agreed to later repay such amounts (any such payment by the Fund, a "Reimbursement Payment"), pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement. The actual percentage of Operating Expenses paid by the Fund in any quarter after deducting any Expense Payment, as a percentage of the Fund's average quarterly gross assets, is referred to as the "Percentage Limit."

Any Expense Payment by the Adviser pursuant to the Expense Support and Conditional Reimbursement Agreement will be subject to repayment by the Fund on a quarterly basis within the three years following the fiscal quarter of the Fund in which the Operating Expenses were paid or absorbed, if the total Operating Expenses for the current quarter, including Reimbursement Payments, expressed as a percentage of the Fund's average gross assets during such quarter is less than the then-current Percentage Limit, if any, and the Percentage Limit that was in effect at the time when the Adviser reimbursed the Operating Expenses that are the subject of the repayment, subject to certain provisions of the Expense Support and Conditional Reimbursement Agreement, as described below. For purposes of the Expense Support and Conditional Reimbursement Agreement, "Operating Expenses" means the Fund's Total Operating Expenses (as defined below), excluding base management fees, incentive fees, distribution and stockholder servicing fees, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses and "Total Operating Expenses" means all of the Fund's operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies.

However, no Reimbursement Payment for any quarter will be made if: (1) the Effective Rate of Distributions Per Share (as defined below) declared by the Fund at the time of such Reimbursement Payment is less than or equal to the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) the Fund's Operating Expense Ratio at the time of such Reimbursement Payment is greater than or equal to the Operating Expense Ratio (as defined below) at the time the Expense Payment was made to which such Reimbursement Payment relates. For purposes of the Expense Support and Conditional Reimbursement Agreement, "Effective Rate of Distributions Per Share" means the annualized rate (based on a 365- day year) of regular cash distributions per Share exclusive of returns of capital, distribution rate reductions due to distribution and stockholder fees, and declared special dividends or special distributions, if any. The "Operating Expense Ratio" is calculated by dividing Operating Expenses in any quarter by the Fund's average net assets in such quarter.

The specific amount of expenses paid by the Adviser, if any, will be determined at the end of each quarter. The Fund or the Adviser may terminate the Expense Support and Conditional Reimbursement Agreement at any time, with or without notice. The Expense Support and Conditional Reimbursement Agreement will automatically terminate in the event of (a) the termination of the Amended and Restated Advisory Agreement, or (b) the Board of the Fund making a determination to dissolve or liquidate the Fund. Upon termination of the Expense Support and Conditional Reimbursement Agreement, the Fund will be required to fund any Expense Payments, subject to the aforementioned requirements per the Expense Support and Conditional Reimbursement Agreement, that have not been reimbursed by the Fund to the Adviser.

Transfer Agency Agreement

On September 26, 2017, the Fund and Alliance Bernstein Investor Services, Inc. ("ABIS"), an affiliate of the Fund, entered into an agreement pursuant to which ABIS will provide transfer agent services to the Fund. The Fund bears the expenses related to the agreement with ABIS.

For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, the Fund accrued $143,797, $122,244 and $79,209, respectively, in transfer agent fees. As of December 31, 2023 and December 31, 2022, $35,381 and $34,224, respectively, of accrued transfer agent fees remained payable.

Co-investment Activity

The Fund may be prohibited under the 1940 Act from participating in certain transactions with its affiliates without prior approval of the directors who are not interested persons, and in some cases, the prior approval of the SEC. The Fund, the Adviser and certain of their affiliates have been granted exemptive relief by the SEC for the Fund to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with the Fund's investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, the Fund generally is permitted to co-invest with certain of its affiliates if a "required majority" (as defined in Section 57(o) of the 1940 Act) of the Board make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund or its shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of the Fund's shareholders and is consistent with its investment objective and strategies, (3) the investment by its affiliates would not disadvantage the Fund, and the Fund's participation would not be on a basis different from or less advantageous than that on which its affiliates are investing and (4) the proposed investment by the Fund would not benefit the Adviser or its affiliates or any affiliated person of any of them (other than the parties to the transaction), except to the extent permitted by the exemptive relief and applicable law, including the limitations set forth in Section 57(k) of the 1940 Act. As a result of exemptive relief, there could be significant overlap in the Fund's investment portfolio and the investment portfolio of other funds managed by the Adviser or its affiliates that could avail themselves of the exemptive relief and that have an investment objective similar to the Fund's.

Affiliates

As defined in the Investment Company Act, an investment is deemed to be a "controlled affiliated person" of the Fund because the Fund owns, either directly or indirectly, 25% or more of the portfolio company's outstanding voting securities or has the power to exercise control over management or policies of such portfolio company. The table below presents the Fund's affiliated investments:

	Beginning Fair Value Balance	Gross Additions[1]	Gross Reductions[2]	Net Realized Gain/Loss	Net Change in Unrealized Appreciation (Depreciation)	Ending Fair Value Balance	Dividend, Interest, PIK and Other Income
For the Year Ended December 31, 2023							
Non-Controlled Affiliates							
SBS Super Holdings, LLC (Class B Units)	$ —	$ 10	$ —	$ —	$ (10)	$ —	$ —
Delaware Valley Management Holdings, Inc.	—	235,903	—	—	1,233	237,136	—
Delaware Valley Management Holdings, Inc.	—	773,399	—	—	(148,754)	624,645	—
Delaware Valley Management Holdings, Inc.	—	329,240	—	—	21,052	350,292	—
Delaware Valley Management Holdings, Inc.	—	2,117,326	—	—	135,464	2,252,790	—
Total Non-Controlled Affiliates	$ —	$3,455,878	$ —	$ —	$ 8,985	$3,464,863	$ —
Controlled Affiliates							
Bowline Topco LLC	$173,837	$ —	$ (307,140)	$ 307,140	$ (173,837)	$ —	$ —
Total Controlled Affiliates	$173,837	$ —	$ (307,140)	$ 307,140	$ (173,837)	$ —	$ —
Total Affiliates	$173,837	$3,455,878	$ (307,140)	$ 307,140	$ (164,852)	$3,464,863	$ —

F-44

	Beginning Fair Value Balance	Gross Additions[1]	Gross Reductions[2]	Net Realized Gain/Loss	Net Change in Unrealized Appreciation (Depreciation)	Ending Fair Value Balance	Dividend, Interest, PIK and Other Income
For the Year Ended December 31, 2022							
Controlled Affiliates							
Bowline Energy, LLC	$3,501,384	$ —	$(3,463,180)	$ —	$ (38,204)	$ —	$219,123
Bowline Topco LLC	2,600,575	—	(5,903,855)	3,901,578	(424,461)	173,837	—
Total Controlled Affiliates	$6,101,959	$ —	$(9,367,035)	$3,901,578	$ (462,665)	$ 173,837	$219,123
Total Affiliates	$6,101,959	$ —	$(9,367,035)	$3,901,578	$ (462,665)	$ 173,837	$219,123

(1) Gross additions may include increases in the cost basis of investments resulting from new portfolio investments, PIK, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

(2) Gross reductions may include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

4. Borrowings

Credit Facilities

HSBC Credit Facility

On July 8, 2021, the Fund entered into Joinder and Third Amendment to Revolving Credit Agreement (the "HSBC Joinder"), with HSBC as administrative agent and a lender, and each of the parties listed thereto, pursuant to which the Fund became party to a subscription financing facility (the "2021 HSBC Credit Facility") evidenced by Revolving Credit Agreement, dated as of June 14, 2019 (as amended, restated, supplemented or otherwise modified from time to time, the "2021 HSBC Credit Agreement"), by and among AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P., AB-Abbott Private Equity Investors 2020 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2021 (Delaware) Fund L.P., AB Private Credit Investors Middle Market Direct Lending Fund L.P., AB-Abbott Private Equity Solutions 2022 (Delaware), affiliates of the Fund, the banks and financial institutions from time to time party thereto as lenders, and HSBC as administrative agent. The Fund Group Facility Sublimit (as defined in the 2021 HSBC Credit Agreement) applicable to the Fund under the 2021 HSBC Credit Facility is $50 million. Borrowings under the 2021 HSBC Credit Facility bear interest at a rate per annum equal to (i) with respect to SOFR Loans, Adjusted Term SOFR (as defined in the 2021 HSBC Credit Agreement) plus the Applicable Margin (as defined in the 2021 HSBC Credit Agreement) for the applicable Interest Period (as defined in the 2021 HSBC Credit Agreement) and (ii) with respect to Reference Rate Loans (as defined in the 2021 HSBC Credit Agreement), the Reference Rate (as defined in the 2021 HSBC Credit Agreement) in effect from day to day. The Fund will also pay an unused commitment fee of 0.35%. Proceeds under the 2021 HSBC Credit Agreement may be used for any purpose permitted under the Fund's organizational documents, including general corporate purposes such as the making of investments. The 2021 HSBC Credit Agreement contains certain customary covenants and events of default, with customary cure and notice provisions. As of December 31, 2023, the Fund is in compliance with these covenants. The Fund's obligations under the 2021 HSBC Credit Agreement are secured by the Capital Commitments and capital contributions.

On June 10, 2022, the Fund entered into Amendment no. 6 to the 2021 HSBC Credit Agreement. The 2021 HSBC Credit Agreement Amendment No. 6 (i) extended the maturity date of the 2021 HSBC Credit Facility from June 10, 2022 to June 9, 2023 and (ii) reduced the Fund's sublimit commitment from $50,000,000 to $33,000,000.

On November 10, 2022, the Fund entered into amendment No. 7 to the 2021 HSBC Credit Agreement. The 2021 HSBC Credit Agreement Amendment No. 7 (i) temporarily increased the 2021 HSBC Credit Facility's maximum commitment from $135,000,000 to $200,000,000 until March 31, 2023 and (ii) temporarily increased the Fund's sublimit commitment from $33,000,000 to $50,000,000 until March 31, 2023.

On March 30, 2023, the Fund entered into Amendment No. 8 to the 2021 HSBC Credit Agreement. The 2021 HSBC Credit Agreement Amendment No. 8 extended the Temporary Increase Maturity Date from March 31, 2023 until June 9, 2023.

On June 9, 2023, the Fund entered into Amendment No. 9 to the 2021 HSBC Credit Agreement. The 2021 HSBC Credit Agreement Amendment No. 9 (i) extended the maturity date of the 2021 HSBC Credit Facility from June 9, 2023 to June 7, 2024 and (ii) temporarily reduced the 2021 HSBC Credit Facility's maximum commitment from $200,000,000 to $135,000,000 until June 7, 2024 and (iii) reduced the Fund's sublimit commitment from $33,000,000 to $31,000,000.

On November 15, 2023, the Fund entered into Amendment No. 10 to the 2021 HSBC Credit Agreement. The 2021 HSBC Credit Agreement Amendment No. 10 (i) temporarily increased the 2021 HSBC Credit Facility's maximum commitment from $135,000,000 to $200,000,000 until February 13, 2024 and (ii) temporarily increased the Fund's facility sublimit from $31,000,000 to $40,000,000 until February 13, 2024 and reduced from $40,000,000 to $30,000,000 until June 7, 2024.

Synovus Credit Facility

On October 15, 2020, ABPCIC Funding II entered into a revolving credit facility (the "Synovus Credit Facility") with Synovus Bank, Specialty Finance Division ("Synovus"), as facility agent, and U.S. Bank, National Association ("U.S. Bank"), as collateral agent (in such capacity, the "Synovus Collateral Agent"), collateral custodian (in such capacity, the "Synovus Collateral Custodian") and securities intermediary (in such capacity, the "Synovus Securities Intermediary"). On April 16, 2021, pursuant to an amendment to the loan financing and servicing agreement (the "Synovus Loan Agreement"), the Fund increased the commitment of the existing lender by $20,000,000 from $100,000,000 to $120,000,000 and added WebBank as an additional lender with a commitment of $30,000,000.

On December 31, 2021, pursuant to an amendment to the Synovus Loan Agreement, ABPCIC Funding II added Axos Bank as an additional lender with a commitment of $50,000,000.

The Synovus Credit Facility provides for borrowings in an aggregate amount up to $200,000,000. Borrowings under the Synovus Credit Facility bear interest based on an annual adjusted SOFR for the relevant interest period, plus an applicable spread. Interest is payable quarterly in arrears. Any amounts borrowed under the Synovus Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on the earlier of (i) October 15, 2025 (or such later date mutually agreed to by ABPCIC Funding II and Synovus) or (ii) upon certain events which result in accelerated maturity under the agreements establishing the Synovus Credit Facility. Borrowing under the Synovus Credit Facility is subject to certain restrictions contained in the 1940 Act.

Borrowings under the Synovus Credit Facility are secured by all of the assets held by ABPCIC Funding II. Pursuant to the agreements establishing the Synovus Credit Facility, the Adviser will perform certain duties with respect to the purchase and management of the assets securing the Synovus Credit Facility. The Adviser will not receive a fee for these services so long as the Adviser or an affiliate thereof continues providing such services. ABPCIC Funding II will reimburse all reasonable expenses, disbursements and advances incurred or made by the Adviser in the performance of its obligations relating to the Synovus Credit Facility.

All of the collateral pledged to the lenders by ABPCIC Funding II under the Synovus Credit Facility is held in the custody of the Synovus Collateral Custodian or the Synovus Securities Intermediary. The Synovus Collateral Custodian will maintain and perform certain custodial services with respect to the collateral pledged to support the Synovus Credit Facility. As compensation for the services rendered by U.S. Bank in its capacities as Synovus Collateral Custodian and Synovus Collateral Agent, ABPCIC Funding II will pay U.S. Bank, on a quarterly basis, customary fee amounts and reimburse U.S. Bank for its reasonable out-of-pocket expenses. The Synovus Credit Facility contains certain customary covenants and events of default, with customary cure and notice provisions. As of December 31, 2023, the Fund is in compliance with these covenants.

Natixis Credit Facility

On March 24, 2021, ABPCIC Funding III entered into a warehouse financing transaction (the "2021 Natixis Credit Facility") with Natixis, New York Branch, as administrative agent and U.S. Bank as collateral agent, collateral administrator and custodian. On July 1, 2021, ABPCIC Funding III entered into an amendment to the Natixis Credit Agreement providing for, among other things, an upsize of the aggregate principal amount of the commitments under the Natixis Credit Agreement from $100,000,000 to $150,000,000. On November 5, 2021, pursuant to an amendment to Natixis Credit Agreement, the Fund increased the commitment of the existing lender by $75,000,000 from $150,000,000 to $225,000,000. On March 4, 2022, pursuant to Amendment No 4 to the Natixis Credit Agreement, ABPCIC Funding III increased the commitment by $25,000,000 from $225,000,000 to $250,000,000. On May 27, 2022, pursuant to Amendment No. 5 to the Natixis Credit Agreement, ABPCIC Funding III increased the commitment by $50,000,000 from $250,000,000 to $300,000,000. The reinvestment period of ABPCIC Funding III expired on March 24, 2023. On May 3, 2023, ABPCIC Funding III merged with CLO XIII (the "ABPCIC Funding III Merger") as part of the closing of the CLO XIII Transaction (as defined below). The 2021 Natixis Credit Facility was terminated in connection with the ABPCIC Funding III Merger.

On April 21, 2023, ABPCIC Funding IV entered into a warehouse financing transaction (the "Natixis Credit Facility," and together with the 2021 HSBC Credit Facility and the Synovus Credit Facility, the "Revolving Credit Facilities") with Natixis, New York Branch, as administrative agent (in such capacity, the "Natixis Administrative Agent") and U.S. Bank Trust Company, National Association, as collateral agent (in such capacity, the

"Natixis Collateral Agent") and collateral administrator (in such capacity, the "Natixis Collateral Administrator"). In connection with the Natixis Credit Facility, ABPCIC Funding IV entered into, among other agreements, (i) the credit agreement (the "Natixis Credit Agreement") among ABPCIC Funding IV, the lenders referred to therein, the Natixis Administrative Agent, the Natixis Collateral Agent and the Natixis Collateral Administrator, (ii) the account control agreement (the "Natixis Account Control Agreement") among ABPCIC Funding IV, as debtor, the Natixis Collateral Agent, as secured party, and U.S. Bank National Association, as securities intermediary (in such capacity, the "Natixis Securities Intermediary"), (iii) the collateral management agreement (the "Natixis Collateral Management Agreement"), between ABPCIC Funding IV and the Adviser, as collateral manager (in such capacity, the "Natixis Collateral Manager"), (iv) the collateral administration agreement (the "Natixis Collateral Administration Agreement"), among ABPCIC Funding IV, the Natixis Collateral Manager and the Natixis Collateral Administrator and (v) the master loan sale and contribution agreement between ABPCIC Funding IV and the Fund.

The Natixis Credit Agreement provides for borrowings in an aggregate amount up to $200,000,000. Borrowings under the Natixis Credit Agreement will bear interest based on an adjusted term standard overnight financing rate for the relevant interest period or the applicable replacement thereto provided for in the Natixis Credit Agreement, in each case, plus an applicable spread. Interest is payable quarterly in arrears. Any amounts borrowed under the Natixis Credit Agreement will mature, and all accrued and unpaid interest thereunder will be due and payable, on the earlier of (i) April 21, 2033 (or such later date mutually agreed to by ABPCIC Funding IV and the Natixis Administrative Agent) or (ii) upon certain other events which result in accelerated maturity under the Natixis Credit Facility. Borrowing under the Natixis Credit Facility is subject to certain restrictions contained in the 1940 Act.

Borrowings under the Natixis Credit Agreement are secured by all of the assets held by ABPCIC Funding IV. Pursuant to the Natixis Collateral Management Agreement, the Natixis Collateral Manager will perform certain duties with respect to the purchase and management of the assets securing the Natixis Credit Facility. There is no collateral management fee charged as long as Advisor serves as a collateral manager. ABPCIC Funding IV will reimburse the expenses incurred by the Natixis Collateral Manager in the performance of its obligations under the Natixis Collateral Management Agreement other than any ordinary overhead expenses, which shall not be reimbursed. ABPCIC Funding IV has made customary representations and warranties under the Natixis Collateral Management Agreement and is required to comply with various covenants, reporting requirements and other customary requirements for similar credit facilities. As of December 31, 2023, the Fund is in compliance with these covenants.

All of the collateral pledged to the lenders by ABPCIC Funding IV under the Natixis Credit Agreement is held in the custody of the Natixis Securities Intermediary under the Natixis Account Control Agreement. The Natixis Collateral Administrator will maintain and perform certain collateral administration services with respect to the collateral pursuant to the Natixis Collateral Administration Agreement. As compensation for the services rendered by the Natixis Collateral Administrator, ABPCIC Funding IV will pay the Natixis Collateral Administrator, on a quarterly basis, customary fee amounts and reimburse the Natixis Collateral Administrator for its reasonable out-of-pocket expenses. The Natixis Collateral Administration Agreement and the obligations of the Natixis Collateral Administrator will continue until the earlier of (i) the liquidation of the collateral and the final distribution of the proceeds of such liquidation, (ii) the date on which all obligations have been paid in full or (iii) the termination of the Natixis Collateral Management Agreement.

The Fund's outstanding borrowings through the Revolving Credit Facilities as of December 31, 2023 were as follows:

	Aggregate Borrowing Amount Committed	Outstanding Borrowing	Amount Available	Carrying Value
HSBC	$ 40,000,000	$ 8,000,000	$ 32,000,000	$ 8,000,000
Synovus	200,000,000	198,000,000	2,000,000	198,000,000
Natixis	200,000,000	105,500,000	94,500,000	105,500,000
Total	$ 440,000,000	$ 311,500,000	$ 128,500,000	$ 311,500,000

The Fund's outstanding borrowings through the Revolving Credit Facilities as of December 31, 2022 were as follows:

	Aggregate Borrowing Amount Committed	Outstanding Borrowing	Amount Available	Carrying Value
HSBC	$ 50,000,000	$ —	$ 50,000,000	$ —
Synovus	200,000,000	180,000,000	20,000,000	180,000,000
Natixis	300,000,000	268,000,000	32,000,000	268,000,000
Total	$ 550,000,000	$ 448,000,000	$ 102,000,000	$ 448,000,000

As of December 31, 2023 and December 31, 2022, deferred financing costs were $2,461,248 and $1,146,619, respectively, which remain to be amortized, and are reflected on the consolidated statements of assets and liabilities.

Collateralized Loan Obligations

CLO VI

On August 9, 2019, CLO VI (the "VI Issuer") and ABPCI Direct Lending Fund CLO VI LLC, a limited liability company organized under the laws of the State of Delaware (the "VI Co-Issuer," and together with the VI Issuer, the "VI Co-Issuers"), each a newly formed special purpose vehicle, completed a $300,500,000 term debt securitization (the "CLO VI Transaction"). The stated reinvestment date was August 9, 2022.

The CLO VI indenture was refinanced under terms of the first supplemental indenture dated April 28, 2022 among the VI Issuer and U.S. Bank National Association, as trustee. As a result of the refinancing, the outstanding notes (other than the Subordinated Notes) under the indenture dated August 9, 2019 in the amount of $246,900,000 were paid off, and the unamortized debt discount and debt issuance costs were accelerated into interest and borrowing expenses on the consolidated statements of operations. The VI Issuer issued new notes as listed below, as well as additional Subordinated Notes in the amount of $7,720,000.

The CLO VI Transaction was executed through a private placement and the notes offered (the "VI Notes") that remain outstanding as of December 31, 2023 and December 31, 2022 were as follows:

| | December 31, 2023 | | |
	Principal Amount	Interest Rate	Carrying Value[1]
Class A-1-R Senior Secured Floating Rate Note ("Class A-1-R")	$98,250,000	S + 1.83%	$97,580,763
Class A-1-L Senior Secured Floating Rate Note ("Class A-1-L")	$75,000,000	S + 1.83%	$74,787,057
Class A-1-F Senior Secured Fixed Rate Note ("Class A-1-F")	$30,000,000	4.305%	$29,914,823
Class A-2-R Senior Secured Deferrable Floating Rate ("Class A-2-R")	$43,500,000	S + 2.25%	$43,376,507
Class B-R Senior Secured Deferrable Floating Rate ("Class B-R")	$19,250,000	S + 3.10%	$ — *
Class C-R Secured Deferrable Floating Rate Note ("Class C-R")	$20,125,000	S + 4.15%	$ — *
Subordinated Notes	$61,320,000	N/A	$ — *

* Class B-R, Class C-R and Subordinated Notes are held by the Fund and have been eliminated in consolidation.
(1) Carrying value is net of unamortized discount and debt issuance costs. Unamortized discount and debt issuance costs associated with the Notes totaled $390,381 and $700,469, respectively, as of December 31, 2023 and are reflected on the consolidated statements of assets and liabilities.

| | December 31, 2022 | | |
	Principal Amount	Interest Rate	Carrying Value[1]
Class A-1-R Senior Secured Floating Rate Note ("Class A-1-R")	$98,250,000	S + 1.83%	$97,345,789
Class A-1-L Senior Secured Floating Rate Note ("Class A-1-L")	$75,000,000	S + 1.83%	$74,626,138
Class A-1-F Senior Secured Fixed Rate Note ("Class A-1-F")	$30,000,000	4.305%	$29,850,455
Class A-2-R Senior Secured Deferrable Floating Rate ("Class A-2-R")	$43,500,000	S + 2.25%	$43,283,185
Class B-R Senior Secured Deferrable Floating Rate ("Class B-R")	$19,250,000	S + 3.10%	$ — *
Class C-R Secured Deferrable Floating Rate Note ("Class C-R")	$20,125,000	S + 4.15%	$ — *
Subordinated Notes	$61,320,000	N/A	$ — *

* Class B-R, Class C-R and Subordinated Notes are held by the Fund and have been eliminated in consolidation.
(1) Carrying value is net of unamortized discount and debt issuance costs. Unamortized discount and debt issuance costs associated with the Notes totaled $414,624 and $1,229,809, respectively, as of December 31, 2022 and are reflected on the consolidated statements of assets and liabilities.

The CLO VI indenture provides that the holders of the VI Notes are to receive quarterly interest payments, in arrears, on the 27th day in January, April, July and October of each year, commencing in July 2022. The VI Notes will mature on April 27, 2034.

The VI Notes are the secured obligations of the VI Co-Issuers, and the indenture governing the VI Notes includes customary covenants and events of default. The VI Notes have not been, and are not expected to, registered under the Securities Act or any state securities or "blue sky" laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from registration.

The Adviser serves as collateral manager to the VI Issuer pursuant to a collateral management agreement between the Adviser and the VI Issuer (the "CLO VI Collateral Management Agreement"). For so long as the Adviser serves as collateral manager to the VI Issuer, the Adviser will elect to irrevocably waive any base management fee or subordinated interest to which it may be entitled under the CLO VI Collateral Management Agreement. Pursuant to a new CLO notes issuance, a collateral management fee is no longer charged as long as the Adviser serves as a collateral manager and as such, for the year ended December 31, 2023, the Fund incurred no collateral management fees. For the year ended December 31, 2022, the Fund incurred collateral management fees of $588,476, which was voluntarily waived by the Adviser. For the year ended December 31, 2021, the Fund incurred collateral management fees of $1,844,600, which was voluntarily waived by the Adviser.

CLO XIII

On May 3, 2023, CLO XIII (the "XIII Issuer"), ABPCI Direct Lending Fund CLO XIII LLC, a limited liability company organized under the laws of the State of Delaware (the "XIII Co-Issuer," and together with the XIII Issuer, the "XIII Co-Issuers"), ABPCI Direct Lending Fund CLO XIII First Static Subsidiary Ltd (the "First Static Subsidiary") and ABPCI Direct Lending Fund CLO XIII Second Static Subsidiary Ltd (the "Second Static Subsidiary" and together with the First Static Subsidiary, the "Static Subsidiaries", and together with the XIII Co-Issuers, the "XIII Issuer Entities"), each a newly formed special purpose vehicle, completed a $395,000,000 term debt securitization (the "CLO XIII Transaction"). The stated reinvestment date was April 27, 2027.

The CLO XIII Transaction was executed through a private placement and the notes offered (the "XIII Notes") that remain outstanding as of December 31, 2023 were as follows:

	December 31, 2023		
	Principal Amount	Interest Rate	Carrying Valueu[1]
Class A Senior Secured Floating Rate Note ("Class A")	$ 228,000,000	S + 2.60%	$ 225,734,763
Class B Senior Secured Floating Rate Note ("Class B")	$ 36,000,000	S + 3.65%	$ 35,642,331
Class C Secured Deferrable Floating Rate Note ("Class C")	$ 36,000,000	S + 4.55%	$ 35,642,331
Class D Secured Deferrable Floating Rate Note ("Class D")	$ 28,000,000	S + 6.90%	$ — *
Subordinated Notes	$ 67,000,000	N/A	$ — *

*   Class D and Subordinated Notes are held by the Fund and have been eliminated in consolidation.

(1)   Carrying value is net of unamortized discount and debt issuance costs. Unamortized discount and debt issuance costs associated with the XIII Notes totaled $0 and $2,980,575, respectively, as of December 31, 2023 and are reflected on the consolidated statements of assets and liabilities.

The CLO XIII indenture provides that the holders of the XIII Notes are to receive quarterly interest payments, in arrears, on the 27th day in January, April, July and October of each year, commencing in October 2023. The XIII Notes will mature on April 27, 2035.

The XIII Notes are the secured obligations of the XIII Issuer Entities, and the indenture governing the XIII Notes includes customary covenants and events of default. The XIII Notes have not been, and will not be, registered under the Securities Act or any state securities or "blue sky" laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from registration.

The Adviser serves as collateral manager to the XIII Issuer pursuant to a collateral management agreement between the Adviser and the XIII Issuer (the "CLO XIII Collateral Management Agreement"). For so long as the Adviser serves as collateral manager to the XIII Issuer, a collateral management fee shall not be charged.

Secured Borrowings

From time to time, the Fund may engage in sale/buy-back agreements, with Macquarie US Trading LLC (the "Macquarie Sale/Buy Back"), which are a type of secured borrowing. The amount, interest rate and terms of these agreements will be individually negotiated on a transaction-by-transaction basis. Each borrowing is secured by an interest in an underlying asset which is participated or assigned to the sale/buy-back counterparty for the duration of the agreement.

Secured Borrowings outstanding as of December 31, 2023 were as follows :

Loan Name	Trade Date	Maturity Date	bps Daily Rate	Amount
Saviynt, Inc.	10/23/2023	90 days or less from trade date	2.27	$ 2,325,617
				$ 2,325,617

Secured Borrowings outstanding as of December 31, 2022 were as follows:

Loan Name	Trade Date	Maturity Date	bps Daily Rate	Amount
Saviynt, Inc.	12/22/2022	90 days or less from trade date	2.27	$ 5,917,275
				$ 5,917,275

As of December 31, 2023 and December 31, 2022, total outstanding borrowings, net of unamortized discount and debt issuance costs, under the Revolving Credit Facilities, Notes and Secured Borrowings were $856,504,192 and $699,022,842, respectively.

For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, the components of interest and other debt expenses related to the borrowings were as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Interest and borrowing expenses	$ 62,143,437	$ 27,779,045	$ 10,795,208
Commitment fees	677,738	568,349	377,176
Amortization of discount, debt issuance and deferred financing costs	3,851,415	4,576,317	2,764,057
Total	$ 66,672,590	$ 32,923,711	$ 13,936,441
Weighted average interest rate[1]	7.83%	4.32%	2.50%
Average outstanding balance	$ 797,276,741	$ 642,477,571	$ 431,160,914

(1) Calculated as the amount of the stated interest and borrowing expenses divided by average borrowings during the period.

5. Fair Value Measurement

In accordance with ASC 820, fair value is defined as the price that the Fund would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability as of the reporting date.

Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Fund. Unobservable inputs reflect the Fund's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized below:

- Level 1 – Quoted prices in active markets for identical investments.

- Level 2 – Other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).

- Level 3 – Significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments at the reporting date).

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. If a fair value measurement uses price data vendors or observable market price quotations, that measurement is usually a Level 2 measurement. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

The determination of what constitutes "observable" requires significant judgment by the Fund. The Fund considers observable data to be that market data that is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

For certain investments, the Fund uses the net asset value of these investments as a practical expedient to determine their fair value. Due to the uncertainty inherent in valuing such positions, their estimated values could differ significantly from the values that could have been used had a ready market for such positions existed.

Valuation of Investments

Pursuant to the amended SEC Rule 2a-5 of the 1940 Act, the Board designated the Adviser as the Fund's "valuation designee." In this capacity, the Adviser is responsible, among other things, for making all fair value determinations relating to the Fund's portfolio investments, subject to the Board's oversight. Investments are valued at fair value as determined in good faith by our Adviser, as valuation designee, based on input of management, the audit committee and independent valuation firms that have been engaged to assist in the valuation of each portfolio investment without a readily available market quotation under a valuation policy. The Adviser principally carries out its fair value responsibilities through its Valuation Sub-Committee. This valuation process is conducted at the end of each fiscal quarter.

The fair values of loan investments based upon pricing data vendors or observable market price quotations are generally categorized as Level 2; however, those priced using models with significant unobservable inputs are categorized as Level 3.

In determining the fair value of the Fund's Level 3 debt and equity positions, the Adviser and the independent valuation firms use the following factors where relevant: loan to value ("LTV") based on an enterprise value determined using the original purchase price, public equity comparable, recent M&A transaction, and a discounted cash flow ("DCF") analysis, and yields from comparable loans, comparable high yield bonds, high yield indexes and loan indexes ("comparable yields").

Due to the inherent uncertainty of valuations, however, estimated fair values may differ from the values that would have been used had a readily available market for the securities existed and the differences could be material.

The following table summarizes the valuation of the Fund's investments as of December 31, 2023:

Assets*	Level 1	Level 2	Level 3	Total
Cash Equivalents				
Investment Companies	$57,230,250	$ —	$ —	$ 57,230,250
Total Cash Equivalents	$57,230,250	$ —	$ —	$ 57,230,250

Assets*	Level 1	Level 2	Level 3	Total
1st Lien/Senior Secured Debt	$ —	$ —	$1,270,762,647	$1,270,762,647
2nd Lien/Junior Secured Debt	—	—	9,205,885	9,205,885
Preferred Stock	—	—	8,777,660	8,777,660
Common Stock	29,809	—	10,039,580	10,069,389
Warrants	—	—	1,290,859	1,290,859
Total	$ 29,809	$ —	$1,300,076,631	$1,300,106,440
Investments valued at NAV as a practical expedient#				11,014,144
Total assets#				$1,311,120,584

* See consolidated schedule of investments for industry classifications.

\# Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amount presented in the consolidated statements of assets and liabilities.

The following table summarizes the valuation of the Fund's investments as of December 31, 2022:

Assets*	Level 1	Level 2	Level 3	Total
Cash Equivalents				
Investment Companies	$28,971,985	$ —	$ —	$ 28,971,985
Total Cash Equivalents	$28,971,985	$ —	$ —	$ 28,971,985

Assets*	Level 1	Level 2	Level 3	Total
1st Lien/Senior Secured Debt	$ —	$ —	$1,088,190,382	$1,088,190,382
2nd Lien/Junior Secured Debt	—	—	10,640,036	10,640,036
Preferred Stock	—	—	9,218,222	9,218,222
Common Stock	449,864	—	7,420,892	7,870,756
Warrants	—	—	994,095	994,095
Total	$ 449,864	$ —	$1,116,463,627	$1,116,913,491
Investments valued at NAV as a practical expedient#				5,603,604
Total assets#				$1,122,517,095

* See consolidated schedule of investments for industry classifications.
\# Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amount presented in the consolidated statements of assets and liabilities.

The following is a reconciliation of Level 3 assets for the year ended December 31, 2023:

	1st Lien/Senior Secured Debt	2nd Lien/Junior Secured Debt	Common Stock	Preferred Stock	Warrants	Total
Balance as of January 1, 2023	$1,088,190,382	$10,640,036	$ 7,420,892	$9,218,222	$ 994,095	$1,116,463,627
Purchases (including PIK)	331,961,677	—	2,953,033	307,380	41,528	335,263,618
Sales and principal payments	(155,742,027)	(1,230,106)	(344,961)	(838,348)	—	(158,155,442)
Realized Gain (Loss)	(3,284,325)	—	6,244	(652,009)	—	(3,930,090)
Net Amortization of Premium/Discount	6,043,162	32,368	—	—	—	6,075,530
Transfers In	—	—	—	—	—	—
Transfers Out	—	—	—	—	—	—
Net Change in Unrealized Appreciation (Depreciation)	3,593,778	(236,413)	4,372	742,415	255,236	4,359,388
Balance as of December 31, 2023	$1,270,762,647	$ 9,205,885	$10,039,580	$8,777,660	$1,290,859	$1,300,076,631
Change in Unrealized Appreciation (Depreciation) for Investments Still Held	$ (31,790)	$ (253,588)	$ 4,372	$ 217,846	$ 255,236	$ 192,076

For the year ended December 31, 2023, there were no transfers into or out of Level 3.

The following is a reconciliation of Level 3 assets for the year ended December 31, 2022:

	1st Lien/Senior Secured Debt	2nd Lien/Junior Secured Debt	Common Stock	Preferred Stock	Warrants	Total
Balance as of January 1, 2022	$ 859,412,243	$10,677,299	$4,695,735	$12,563,914	$1,111,543	$ 888,460,734
Purchases (including PIK)	447,434,086	220,045	2,683,623	2,396,024	43,880	452,777,658
Sales and principal payments	(196,946,622)	—	(159,711)	(8,919,847)	(299,962)	(206,326,142)
Realized Gain (Loss)	(19,544)	—	(46)	5,415,842	275,999	5,672,251
Net Amortization of Premium/Discount	6,629,933	21,713	—	—	—	6,651,646
Transfers In	—	—	426,294	—	—	426,294
Transfers Out	—	—	(802,902)	—	—	(802,902)
Net Change in Unrealized Appreciation (Depreciation)	(28,319,714)	(279,021)	577,899	(2,237,711)	(137,365)	(30,395,912)
Balance as of December 31, 2022	$1,088,190,382	$10,640,036	$7,420,892	$ 9,218,222	$ 994,095	$1,116,463,627
Change in Unrealized Appreciation (Depreciation) for Investments Still Held	$ (25,834,883)	$ (279,021)	$ 577,899	$(2,018,945)	$ 89,851	$ (27,465,099)

For the year ended December 31, 2022, amounts of $426,294 of Common Stock were transferred into Level 3 from Investments valued at net asset value as a practical expedient due to the decreased transparency of the price inputs used in the valuation of these positions. Further amounts of $802,902 of Common Stock were transferred out of Level 3 as these positions are now valued using their net asset values as a practical expedient and therefore are excluded from levels 1, 2 or 3.

The following tables present the ranges of significant unobservable inputs used to value the Fund's Level 3 investments as of December 31, 2023 and December 31, 2022, respectively. These ranges represent the significant unobservable inputs that were used in the valuation of each type of investment. These inputs are not representative of the inputs that could have been used in the valuation of any one investment. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the Fund's Level 3 investments.

	Fair Value as of December 31, 2023	Valuation Techniques	Unobservable Input	Range/Input (Weighted Average)[1]	Impact to Valuation from an Increase in Input
Assets:					
1st Lien/Senior Secured Debt	$1,179,503,960	Market Yield Analysis	Market Yield	9.3% - 24.5% (11.6%)	Decrease
	5,808,782	Market Approach	EBITDA Multiple	7.3x	Increase
	28,689	Liquidation Value	Recovery Rate	1.0%	Increase
	176,105	Liquidation Value	Bankruptcy Costs	NA	Increase
	85,245,111	Recent Purchase	Purchase Price	NA	NA
2nd Lien/Junior Secured Debt	9,205,885	Market Yield Analysis	Market Yield	16.6% - 17.7% (16.9%)	Decrease
Common Stock	4,948,721	Market Approach	EBITDA Multiple	8.5x - 26.5x (14.2x)	Increase
	1,941,578	Market Approach	Revenue Multiple	0.7x - 20.0x (9.0x)	Increase
	4,455	Expected Repayment	Redemption Price	NA	Increase
	3,144,826	Recent Purchase	Purchase Price	NA	NA
Preferred Stock	399,649	Market Approach	EBITDA Multiple	10.0x	Increase
	2,898,663	Market Approach	Revenue Multiple	4.0x - 10.0x (6.4x)	Increase
	4,903,643	Market Yield Analysis	Dividend Yield	11.1% - 21.3% (12.5%)	Increase
	575,705	Recent Purchase	Purchase Price	NA	NA
Warrants	1,290,859	Market Approach	Revenue Multiple	5.2x - 8.6x (7.8x)	Increase
Total Assets	$1,300,076,631				

[1] Weighted averages are calculated based on fair value of investments.

	Fair Value as of December 31, 2022	Valuation Techniques	Unobservable Input	Range/Input (Weighted Average)[1]	Impact to Valuation from an Increase in Input
Assets:					
1st Lien/Senior Secured Debt	$1,017,673,836	Market Yield Analysis	Market Yield	9.1% - 24.5% (11.5%)	Decrease
	3,196,797	Market Approach	EBITDA Multiple	4.6x - 10.0x (9.9x)	Increase

	2,625,128	Market Approach	Revenue Multiple	0.5x	Increase
	255,988	Liquidation Value	Asset Value	NA	Increase
	64,438,633	Recent Purchase	Purchase Price	NA	NA
2nd Lien/Junior Secured Debt	10,640,036	Market Yield Analysis	Market Yield	13.7% - 14.6% (14.3%)	Decrease
Common Stock	4,066,465	Market Approach	EBITDA Multiple	8.0x - 30.0x (13.5x)	Increase
	997,684	Market Approach	Revenue Multiple	0.8x - 36.1x(10.8x)	Increase
	332,454	Market Approach	Network Cashflow Multiple	33.0x	Increase
	404,565	Market Approach	Dividend Yield	14.3%	Decrease
	1,619,724	Recent Purchase	Purchase Price	NA	NA
Preferred Stock	4,689,366	Market Approach	Revenue Multiple	0.5x - 12.0x (8.2x)	Increase
	4,355,019	Market Yield Analysis	Dividend Yield	12.5% - 17.5% (15.6%)	Decrease
	173,837	Expected Repayment	Redemption Price	NA	NA
Warrants	994,095	Market Approach	Revenue Multiple	0.5x - 8.5x (8.2x)	Increase
Total Assets	$1,116,463,627				

(1) Weighted averages are calculated based on fair value of investments.

Financial Instruments Disclosed, But Not Carried, At Fair Value

The following table presents the carrying value and fair value of the Fund's financial liabilities disclosed, but not carried, at fair value as of December 31, 2023 and the level of each financial liability within the fair value hierarchy.

	Carrying Value [1]	Fair Value	Level 1	Level 2	Level 3
Class A-1-R Senior Secured Floating Rate Note	$ 97,580,763	$ 96,776,250	$ —	$ —	$ 96,776,250
Class A-1-L Senior Secured Floating Rate Note	74,787,057	73,875,000	—	—	73,875,000
Class A-1-F Senior Secured Fixed Rate Note	29,914,823	27,825,000	—	—	27,825,000
Class A-2-R Senior Secured Deferrable Floating Rate	43,376,507	41,868,750	—	—	41,868,750
Class A Senior Secured Floating Rate Note ("Class A")	225,734,763	228,570,000	—	—	228,570,000
Class B Senior Secured Floating Rate Note ("Class B")	35,642,331	36,360,000	—	—	36,360,000
Class C Secured Deferrable Floating Rate ("Class C")	35,642,331	36,450,000	—	—	36,450,000
Total	$542,678,575	$541,725,000	$ —	$ —	$541,725,000

(1) Carrying value is net of unamortized discount and debt issuance costs. Unamortized discount and debt issuance costs associated with the Notes totaled $390,381 and $3,681,044 as of December 31, 2023 and are reflected on the consolidated statements of assets and liabilities.

The following table presents the carrying value and fair value of the Fund's financial liabilities disclosed, but not carried, at fair value as of December 31, 2022 and the level of each financial liability within the fair value hierarchy.

	Carrying Value [1]	Fair Value	Level 1	Level 2	Level 3
Class A-1-R Senior Secured Floating Rate Note	$97,345,789	$96,039,375	$ —	$ —	$96,039,375
Class A-1-L Senior Secured Floating Rate Note	74,626,138	73,312,500	—	—	73,312,500
Class A-1-F Senior Secured Fixed Rate Note	29,850,455	28,275,000	—	—	28,275,000

	Carrying Value [1]	Fair Value	Level 1	Level 2	Level 3
Class A-2-R Senior Secured Deferrable Floating Rate	43,283,185	41,216,250	—	—	41,216,250
Total	$245,105,567	$238,843,125	$ —	$ —	$238,843,125

(1) Carrying value is net of unamortized discount and debt issuance costs. Unamortized discount and debt issuance costs associated with the Notes totaled $414,624 and $1,229,809 as of December 31, 2022 and are reflected on the consolidated statements of assets and liabilities.

The Revolving Credit Facilities and Secured Borrowings are recorded at carrying value, which approximates fair value.

6. Commitments and Contingencies

Commitments

The Fund may enter into commitments to fund investments. As of December 31, 2023, the Adviser believed that the Fund had adequate financial resources to satisfy its unfunded commitments. The amounts associated with unfunded commitments to provide funds to portfolio companies are not recorded in the Fund's consolidated statements of assets and liabilities. Since these commitments and the associated amounts may expire without being drawn upon, the total commitment amount does not necessarily represent a future cash requirement. The Fund had the following unfunded commitments by investment types as of December 31, 2023 and December 31, 2022:

			12/31/2023		12/31/2022	
Investment Type	Facility Type	Commitment Expiration Date [1]	Unfunded Commitment [2]	Fair Value [3]	Unfunded Commitment [2]	Fair Value [3]
1st Lien/Senior Secured Debt						
5 Bars, LLC	Delayed Draw Term Loan	02/28/2023	$ —	$ —	$ 2,845,273	$ (7,113)
5 Bars, LLC	Revolver	09/27/2024	—	—	646,653	(1,617)
AAH Topco, LLC	Delayed Draw Term Loan	12/22/2025	3,213,280	(64,266)	—	—
AAH Topco, LLC	Delayed Draw Term Loan	12/22/2023	—	—	3,689,335	(119,903)
AAH Topco, LLC	Revolver	12/22/2027	787,273	(27,555)	787,273	(31,491)
Accelerate Resources Operating, LLC	Revolver	02/24/2026	—	—	414,764	—
Accelerate Resources Operating, LLC	Revolver	02/24/2027	665,739	—	—	—
Activ Software Holdings, LLC	Revolver	05/04/2027	648,837	(3,244)	648,837	(21,087)
Admiral Buyer, Inc	Delayed Draw Term Loan	05/06/2024	1,576,961	—	1,576,961	(15,770)
Admiral Buyer, Inc	Revolver	05/08/2028	563,200	—	563,200	(11,264)
AEG Holding Company, Inc.	Revolver	11/20/2023	—	—	670,119	—
AEG Holding Company, Inc.	Revolver	07/01/2024	949,335	—	—	—
Airwavz Solutions, Inc	Delayed Draw Term Loan	03/31/2024	3,644,295	(18,221)	3,263,699	(40,796)
Airwavz Solutions, Inc	Revolver	03/31/2027	652,740	(9,791)	652,740	(13,055)
American Physician Partners, LLC	Revolver	02/15/2023	—	—	97,681	(14,896)
American Physician Partners, LLC	Delayed Draw Term Loan	02/15/2023	—	—	421,339	(8,427)
AMI US Holdings, Inc.	Revolver	04/01/2024	—	—	1,094,605	—
AMI US Holdings, Inc.	Revolver	04/01/2024	1,094,605	—	—	—
Analogic Corporation	Revolver	06/22/2023	—	—	24,444	(856)
AOM Acquisition, LLC.	Revolver	02/18/2027	1,218,605	(30,465)	1,218,605	(9,140)
Avalara, Inc.	Revolver	10/19/2028	1,065,375	—	1,065,375	(26,634)
Avant Communications, LLC	Revolver	11/30/2026	566,910	(5,669)	566,910	—
Avetta, LLC	Revolver	10/18/2029	2,085,655	(46,927)	—	—
Avetta, LLC	Revolver	04/10/2024	—	—	494,396	(2,472)
BAART Programs, Inc.	Delayed Draw Term Loan	06/11/2023	—	—	2,750,974	(130,671)
Banneker V Acquisition, Inc.	Revolver	12/04/2025	896,683	(17,934)	259,300	—
Bonterra, LLC	Delayed Draw Term Loan	09/08/2023	—	—	2,746,215	(68,655)

Investment Type	Facility Type	Commitment Expiration Date (1)	12/31/2023 Unfunded Commitment (2)	12/31/2023 Fair Value (3)	12/31/2022 Unfunded Commitment (2)	12/31/2022 Fair Value (3)
Bonterra, LLC	Revolver	09/08/2027	806,225	(12,093)	723,392	(23,510)
Bridgepointe Technologies, LLC	Delayed Draw Term Loan	04/01/2025	2,076,626	(36,341)	—	—
Bridgepointe Technologies, LLC	Delayed Draw Term Loan	09/23/2024	—	—	2,108,716	(57,990)
Bridgepointe Technologies, LLC	Revolver	12/31/2027	777,494	(13,606)	777,494	(29,156)
Brightspot Buyer, Inc	Revolver	11/16/2027	680,292	(17,007)	680,292	(20,409)
BSI2 Hold Nettle, LLC	Revolver	06/30/2028	588,923	(8,834)	588,922	(10,306)
BusinesSolver.com, Inc.	Delayed Draw Term Loan	12/01/2024	908,303	(2,271)	—	—
BusinesSolver.com, Inc.	Delayed Draw Term Loan	12/01/2023	—	—	1,816,606	(45,415)
BV EMS Buyer, Inc.	Delayed Draw Term Loan	03/21/2024	1,706,075	(17,061)	2,765,018	(96,776)
CallTower, Inc	Delayed Draw Term Loan	12/01/2025	1,991,230	(24,890)	—	—
CallTower, Inc	Revolver	11/30/2028	622,259	(15,556)	—	—
Cerifi, LLC	Revolver	04/01/2027	369,264	(5,539)	1,107,792	(33,234)
Certify, Inc	Revolver	02/28/2024	—	—	119,907	(899)
Choice Health At Home, LLC,	Delayed Draw Term Loan	12/29/2023	—	—	1,320,427	(52,817)
Coding Solutions Acquisition, Inc	Delayed Draw Term Loan	05/10/2024	—	—	1,656,288	(62,111)
Coding Solutions Acquisition, Inc	Revolver	05/11/2028	516,984	(16,802)	636,288	(30,224)
Coding Solutions Acquisition, Inc.	Delayed Draw Term Loan	09/29/2025	2,775,643	(62,452)	—	—
Community Based Care Acquisition, Inc.	Delayed Draw Term Loan	03/30/2024	1,938,307	(19,383)	—	—
Community Based Care Acquisition, Inc.	Delayed Draw Term Loan	09/16/2023	—	—	109,272	(4,371)
Community Based Care Acquisition, Inc.	Delayed Draw Term Loan	03/29/2024	—	—	2,912,094	(87,363)
Community Based Care Acquisition, Inc.	Revolver	09/16/2027	691,050	(8,638)	863,813	(34,553)
Community Brands Parentco, LLC	Delayed Draw Term Loan	02/24/2024	834,415	(6,258)	834,415	(27,118)
Community Brands Parentco, LLC	Revolver	02/24/2028	417,208	(7,301)	417,208	(17,731)
Coretelligent Intermediate LLC	Delayed Draw Term Loan	10/21/2023	—	—	1,870,703	(46,768)
Coretelligent Intermediate LLC	Revolver	10/21/2027	696,532	(62,688)	1,139,779	(31,344)
Coupa Holdings,LLC	Revolver	08/27/2024	948,020	—	—	—
Coupa Holdings,LLC	Delayed Draw Term Loan	02/27/2029	725,890	(1,815)	—	—
Crewline Buyer, Inc	Revolver	11/08/2030	1,366,496	(34,162)	—	—
Datacor, Inc.	Delayed Draw Term Loan	03/31/2024	—	—	1,431,722	(7,159)
Datacor, Inc.	Revolver	12/29/2025	822,004	(10,275)	643,849	(9,658)
Degreed, Inc.	Delayed Draw Term Loan	08/18/2023	—	—	1,391,394	(34,785)
Degreed, Inc.	Delayed Draw Term Loan	08/16/2024	1,321,674	(29,738)	—	—
Degreed, Inc.	Delayed Draw Term Loan	08/18/2024	—	—	1,321,674	(26,433)
Degreed, Inc.	Revolver	05/29/2026	417,813	(13,579)	417,813	(12,534)
Delaware Valley Management Holdings, Inc.	Delayed Draw Term Loan	03/21/2024	192,258	(65,925)	—	—
Delaware Valley Management Holdings, Inc.	Delayed Draw Term Loan	09/18/2023	—	—	619,031	(221,304)
Dispatch Track, LLC	Revolver	12/17/2026	301,930	(1,510)	301,930	(3,019)
EET Buyer, Inc.	Revolver	11/08/2027	829,303	(12,440)	690,794	(13,816)
Engage2Excel, Inc.	Revolver	03/07/2023	—	—	31,409	(864)

Investment Type	Facility Type	Commitment Expiration Date [1]	12/31/2023 Unfunded Commitment [2]	12/31/2023 Fair Value [3]	12/31/2022 Unfunded Commitment [2]	12/31/2022 Fair Value [3]
Enverus Holdings, Inc.	Delayed Draw Term Loan	12/22/2025	441,012	(3,308)	—	—
Enverus Holdings, Inc.	Revolver	12/24/2029	671,106	(10,067)	—	—
EvolveIP, LLC	Revolver	06/07/2025	—	—	418,538	(11,510)
Exterro, Inc.	Revolver	06/01/2027	738,562	—		
Exterro, Inc.	Revolver	05/31/2024	—	—	247,500	(1,238)
Faithlife, LLC	Revolver	09/18/2025	279,053	—	279,053	—
Fatbeam, LLC	Delayed Draw Term Loan	02/22/2023	—	—	1,609,623	(8,048)
Firstdigital Communications LLC	Revolver	12/17/2026	1,174,177	(79,257)	1,174,177	(49,903)
Foundation Risk Partners, Corp.	Delayed Draw Term Loan	04/14/2024	—	—	1,278,703	(19,181)
Foundation Risk Partners, Corp.	Delayed Draw Term Loan	04/15/2024	445,801	(1,115)	—	—
Foundation Risk Partners, Corp.	Revolver	10/29/2027	1,038,062	(5,190)	610,625	(10,686)
Freddy's Frozen Custard, L.L.C	Revolver	03/03/2027	—	—	412,270	(4,123)
Fullsteam Operations LLC	Revolver	11/27/2029	415,325	(12,460)	—	—
Fullsteam Operations LLC	Delayed Draw Term Loan	11/27/2027	1,629,113	(24,437)	—	—
Fullsteam Operations LLC	Delayed Draw Term Loan	11/27/2025	1,038,313	(15,575)	—	—
Fusion Holding Corp	Revolver	09/15/2027	1,379,193	(6,896)	1,379,193	(34,480)
Fusion Risk Management Inc	Revolver	08/30/2028			852,848	(29,850)
Fusion Risk Management Inc	Revolver	05/22/2029	840,050	(16,801)	—	—
G Treasury SS, LLC	Delayed Draw Term Loan	09/30/2024	2,439,257	(24,393)	—	—
G Treasury SS, LLC	Delayed Draw Term Loan	06/30/2025	1,524,536	(15,245)	—	—
G Treasury SS, LLC	Revolver	06/29/2029	914,721	(18,294)	—	—
Galway Borrower, LLC	Delayed Draw Term Loan	09/29/2023	—	—	39,209	(1,274)
Galway Borrower, LLC	Revolver	09/30/2027	270,410	(3,380)	270,410	(11,492)
GHA Buyer, Inc.	Revolver	06/24/2026	951,077	(16,644)	951,077	(40,421)
Greenhouse Software, Inc.	Revolver	09/01/2028	604,499	(6,045)		
Greenhouse Software, Inc.	Revolver	09/01/2028	1,232,251	(12,323)	1,232,251	(30,806)
Greenhouse Software, Inc.	Revolver	09/01/2028	—	—	604,499	(15,112)
Greenlight Intermediate II, Inc.	Delayed Draw Term Loan	05/30/2025	10,549,955	(79,125)	—	—
Greenlight Intermediate II, Inc.	Delayed Draw Term Loan	05/30/2025	—	—	6,702,083	(50,266)
Gryphon-Redwood Acquisition LLC	Delayed Draw Term Loan	09/16/2024	510,828	(2,554)	1,586,009	(35,685)
GS AcquisitionCo, Inc.	Revolver	05/22/2026	456,698	(5,709)	456,698	(18,268)
Heartland PPC Buyer LLC.	Revolver	12/12/2029	1,130,352	(22,607)	—	—
Heartland PPC Buyer LLC.	Delayed Draw Term Loan	12/12/2029	1,883,921	(18,839)	—	—
Higginbotham Insurance Agency, Inc.	Delayed Draw Term Loan	12/22/2023	—	—	1,918,951	(23,987)
Hirevue, Inc.	Revolver	05/03/2029	1,646,176	(28,808)	—	—
Honor HN Buyer, Inc	Delayed Draw Term Loan	11/17/2025	6,279,735	—	—	—
Honor HN Buyer, Inc	Delayed Draw Term Loan	10/16/2023	—	—	889,740	(2,224)
Honor HN Buyer, Inc	Delayed Draw Term Loan	08/26/2024	980,612	—	2,437,025	—
Honor HN Buyer, Inc	Revolver	10/15/2027	266,081	—	304,093	(2,281)
Iodine Software, LLC	Delayed Draw Term Loan	10/18/2023	—	—	3,436,155	(25,771)
Iodine Software, LLC	Delayed Draw Term Loan	10/18/2024	3,436,155	—	—	—

Investment Type	Facility Type	Commitment Expiration Date [1]	12/31/2023		12/31/2022	
			Unfunded Commitment [2]	Fair Value [3]	Unfunded Commitment [2]	Fair Value [3]
Iodine Software, LLC	Revolver	05/19/2027	1,089,030	—	1,089,030	(21,781)
Kaseya Inc.	Delayed Draw Term Loan	06/23/2024	597,933	—	—	—
Kaseya Inc.	Delayed Draw Term Loan	06/24/2024	—	—	636,776	(19,103)
Kaseya Inc.	Revolver	06/25/2029	477,582	(2,388)	636,776	(23,879)
Mathnasium LLC	Revolver	11/15/2027	533,140	(5,331)	565,781	(12,730)
Mavenlink, Inc.	Revolver	06/03/2027	357,963	(7,159)	1,431,852	(39,376)
MBS Holdings, Inc.	Revolver	04/16/2027	389,668	(7,793)	974,169	(38,967)
Medbridge Holdings, LLC	Revolver	12/23/2026	1,376,227	(17,203)	1,376,227	(30,965)

F-59

Investment Type	Facility Type	Commitment Expiration Date [1]	12/31/2023 Unfunded Commitment [2]	Fair Value [3]	12/31/2022 Unfunded Commitment [2]	Fair Value [3]
Medical Management Resource Group, LLC	Revolver	09/30/2026	139,223	(5,569)	316,415	(11,866)
Medsuite Purchaser, LLC	Delayed Draw Term Loan	10/23/2023	—	—	7,144,203	—
Medsuite Purchaser, LLC	Revolver	10/22/2026	680,400	(5,103)	680,400	(5,103)
Metametrics, Inc.	Revolver	09/10/2025	651,183	—	520,946	(6,512)
MMP Intermediate, LLC	Revolver	02/15/2027	552,880	(11,058)	552,880	(19,351)
Moon Buyer, Inc.	Revolver	04/21/2027	1,163,793	(14,547)	1,163,793	(2,909)
Mr. Greens Intermediate, LLC	Delayed Draw Term Loan	11/01/2024	2,630,169	(19,726)	—	—
Mr. Greens Intermediate, LLC	Revolver	05/01/2029	1,052,068	(7,891)	—	—
MSM Acquisitions, Inc.	Delayed Draw Term Loan	01/30/2023	—	—	2,828,188	(113,128)
MSM Acquisitions, Inc.	Revolver	12/09/2026	153,131	(13,782)	655,399	(29,493)
MSP Global Holdings, Inc.	Delayed Draw Term Loan	01/24/2024	592,150	(5,922)	592,150	(20,725)
MSP Global Holdings, Inc.	Revolver	01/25/2027	845,929	(8,459)	845,929	(29,608)
Mykaarma Acquisition LLC	Revolver	03/21/2028	593,215	(4,449)	593,215	(16,313)
Navigate360, LLC	Revolver	03/17/2027	604,235	(7,553)	604,235	(12,085)
Netwrix Corporation And Concept Searching Inc.	Delayed Draw Term Loan	11/21/2025	1,862,319	(4,656)	—	—
Netwrix Corporation And Concept Searching Inc.	Delayed Draw Term Loan	06/10/2024	2,750,379	(27,504)	2,973,121	(22,298)
Netwrix Corporation And Concept Searching Inc.	Revolver	06/11/2029	774,755	(9,684)	774,755	(7,748)
Next Holdco, LLC	Delayed Draw Term Loan	11/07/2025	2,380,798	(17,856)	—	—
Next Holdco, LLC	Revolver	11/09/2029	893,559	(13,403)	—	—
OMH-HealthEdge Holdings, LLC	Revolver	10/24/2024	—	—	458,721	(1,147)
Pace Health Companies, LLC	Delayed Draw Term Loan	08/02/2024	888,879	—	—	—
Pace Health Companies, LLC	Revolver	08/02/2024	616,682	—	616,682	(1,542)
Penn TRGRP Holdings, LLC	Revolver	09/27/2030	1,054,345	(15,815)		
Peter C. Foy & Associates Insurance Services, LLC	Delayed Draw Term Loan	12/15/2023	—	—	161,112	(7,250)
Pieper Memorial, LL	Delayed Draw Term Loan	09/26/2025	1,507,136	(24,717)	—	—
Ping Identity Corporation	Revolver	10/17/2028	1,203,345	—	1,203,344	(30,084)
Pinnacle Dermatology Management, LLC	Delayed Draw Term Loan	12/08/2023	—	—	798,862	(25,963)
Pinnacle Dermatology Management, LLC	Revolver	12/08/2026	38,407	(480)	384,068	(4,801)
Pinnacle Treatment Centers, Inc.	Revolver	01/02/2026	73,239	(1,465)	292,954	(6,591)
Priority Ondemand Midco 2,L.P	Delayed Draw Term Loan	07/15/2024	2,600,963	—	2,720,672	(30,472)
Race Finco LLC	Revolver	01/09/2028	609,798	(15,245)	—	—
Race Finco LLC	Delayed Draw Term Loan	01/09/2025	3,658,788	(36,588)	—	—
Race Finco LLC	Revolver	01/10/2028				
Ranger Buyer, Inc.	Revolver	11/18/2027	1,199,233	(20,987)	1,199,232	(29,981)
Redwood Family Care Network, Inc.	Delayed Draw Term Loan	04/15/2024	—	—	3,665,540	(91,638)
Redwood Family Care Network, Inc.	Revolver	06/18/2026	588,705	(7,359)	588,705	(14,718)
Rep Tec Intermediate Holdings, Inc.	Revolver	12/01/2027	1,099,640	(5,498)	486,706	(15,818)
RSC Acquisition, Inc.	Delayed Draw Term Loan	05/31/2024	—	—	4,995,303	(162,347)
Sako and Partners Lower Holdings LLC	Delayed Draw Term Loan	11/24/2025	3,956,233	(39,562)	—	—
Sako and Partners Lower Holdings LLC	Delayed Draw Term Loan	09/16/2024	—	—	2,840,999	(35,512)

Investment Type	Facility Type	Commitment Expiration Date [1]	12/31/2023		12/31/2022	
			Unfunded Commitment [2]	Fair Value [3]	Unfunded Commitment [2]	Fair Value [3]
Sako and Partners Lower Holdings LLC	Revolver	09/15/2028	1,242,937	(6,215)	905,569	(24,903)
Salisbury House, LLC	Delayed Draw Term Loan	03/28/2024	2,979,710	—	—	—
Salisbury House, LLC	Revolver	08/29/2025	609,744	(3,049)	—	—
Salisbury House, LLC	Revolver	08/30/2025	—	—	269,006	(10,088)
Sandstone Care Holdings, LLC	Delayed Draw Term Loan	06/28/2024	1,077,728	—	1,177,845	(26,502)
Sandstone Care Holdings, LLC	Revolver	06/28/2028	689,039	—	588,923	(19,140)
Sauce Labs, Inc.	Delayed Draw Term Loan	02/09/2024	1,775,625	(17,756)	2,367,499	(35,512)
Sauce Labs, Inc.	Revolver	08/16/2027	1,281,821	(25,636)	1,281,821	(32,046)
Saviynt, Inc.	Delayed Draw Term Loan	12/22/2024	3,048,990	(60,980)	6,097,981	(152,450)
Saviynt, Inc.	Revolver	12/22/2027	609,798	(12,196)	609,798	(15,245)
SCA Buyer, LLC	Revolver	01/20/2026	—	—	257,540	(10,302)
ScyllaDB, Inc.	Delayed Draw Term Loan	03/08/2024	—	—	660,837	(8,260)
ScyllaDB, Inc.	Revolver	09/08/2027	—	—	264,335	(4,626)
SDC Atlas Acquistionco, LLC	Delayed Draw Term Loan	08/25/2025	8,846,427	(243,277)	—	—
SDC Atlas Acquistionco, LLC	Revolver	08/25/2028	622,988	(17,132)	—	—
Securonix, Inc.	Revolver	04/05/2028	1,538,337	(173,063)	1,538,337	(69,225)
Serrano Parent, LLC	Revolver	05/13/2030	2,085,981	(41,720)	—	—
Single Digits, Inc.	Revolver	12/21/2023	—	—	416,149	(63,463)
Single Digits, Inc.	Revolver	06/19/2026	416,149	(54,099)	—	—
Sirsi Corporation	Revolver	03/15/2025	553,741	—	—	—
Sirsi Corporation	Revolver	03/15/2024	—	—	553,741	(2,769)
SIS Purchaser, Inc.	Revolver	10/15/2026	1,165,951	(11,660)	1,165,950	(37,893)
Smartlinx Solutions, LLC	Revolver	03/04/2026	—	—	389,613	(11,688)
Smile Brands, Inc.	Revolver	10/12/2027	162,150	(18,647)	—	—
Smile Brands, Inc.	Revolver	10/12/2025	—	—	166,783	(12,926)
Soladoc, LLC	Delayed Draw Term Loan	06/10/2024	2,355,690	(64,781)	2,355,690	(53,003)
Soladoc, LLC	Revolver	06/12/2028	588,923	(22,085)	588,922	(19,140)
Spark DSO LLC	Revolver	04/20/2026	576,769	(20,187)	1,105,760	(38,702)
Stratus Networks, Inc.	Delayed Draw Term Loan	12/15/2025	2,112,208	(42,244)	—	—
Stratus Networks, Inc.	Delayed Draw Term Loan	12/15/2023	—	—	3,630,358	(54,455)
Stratus Networks, Inc.	Revolver	12/15/2027	858,085	(25,743)	13,201	(330)
SugarCRM, Inc.	Revolver	07/31/2024	310,244	—	310,244	(4,654)
Sundance Group Holdings, Inc.	Revolver	07/02/2027	709,451	(5,321)	1,418,901	(39,020)
Swiftpage, Inc.	Revolver	06/13/2023	—	—	225,317	(9,576)
Syntax Systems Ltd	Delayed Draw Term Loan	10/30/2023	—	—	2,434,137	(121,707)
Syntax Systems Ltd	Revolver	10/29/2026	376,480	(2,824)	324,552	(16,228)
TBG Food Acquisition Corp	Revolver	12/27/2027	264,026	(1,320)	—	—
TBG Food Acquisition Corp	Delayed Draw Term Loan	12/22/2023	—	—	1,056,104	(84,488)
TBG Food Acquisition Corp	Revolver	12/24/2027	—	—	264,026	(21,122)
Telcor Buyer, Inc.	Revolver	08/20/2027	290,770	(2,908)	290,770	(7,996)
Telesoft Holdings, LLC	Revolver	12/16/2025	511,316	(8,948)	547,128	(12,310)
The Center for Orthopedic and Research Excellence, Inc.	Delayed Draw Term Loan	03/31/2024	—	—	1,253,266	(18,799)
The Center for Orthopedic and Research Excellence, Inc.	Revolver	08/15/2025	673,269	(3,366)	138,106	(3,453)
Thrive Buyer, Inc.	Revolver	01/22/2027	739,815	—	961,759	(14,426)
Towerco IV Holdings, LLC	Delayed Draw Term Loan	10/23/2023	—	—	3,080,902	(46,214)

Investment Type	Facility Type	Commitment Expiration Date [1]	12/31/2023		12/31/2022	
			Unfunded Commitment [2]	Fair Value [3]	Unfunded Commitment [2]	Fair Value [3]
Towerco IV Holdings, LLC	Delayed Draw Term Loan	03/02/2026	6,559,852	(65,599)	—	—
TRGRP, Inc.	Revolver	11/01/2023	—	—	333,333	—
Unanet, Inc.	Delayed Draw Term Loan	12/09/2024	2,242,674	(11,213)	3,790,435	(37,904)
Unanet, Inc.	Revolver	12/08/2028	1,263,478	(12,635)	1,263,478	(25,270)
Ungerboeck Systems International, LLC	Delayed Draw Term Loan	08/02/2023	—	—	204,574	(2,046)
Ungerboeck Systems International, LLC	Revolver	04/30/2027	229,387	(3,441)	229,387	(4,588)
Valcourt Holdings II, LLC	Delayed Draw Term Loan	01/09/2023	—	—	279,947	—
Vectra AI, Inc.	Revolver	03/01/2028	232,759	(4,073)	—	—
Vectra AI, Inc.	Delayed Draw Term Loan	03/18/2023	—	—	1,163,793	(34,914)
Vectra AI, Inc.	Revolver	03/18/2026	—	—	232,759	(6,983)
Vehlo Purchaser, LLC	Revolver	05/24/2028	1,115,133	(19,515)	1,239,037	(18,586)
Velocity Purchaser Corporation	Revolver	12/01/2024	193,237	—	—	—
Velocity Purchaser Corporation	Revolver	12/01/2023	—	—	193,237	(483)
Veracross LLC	Delayed Draw Term Loan	12/28/2023	—	—	1,668,830	(37,549)
Veracross LLC	Revolver	12/28/2027	1,112,554	(19,470)	1,112,554	(36,158)
Vhagar Purchaser, LLC.	Delayed Draw Term Loan	06/09/2025	578,701	(10,127)	—	—
Vhagar Purchaser, LLC.	Revolver	06/11/2029	373,356	(11,201)	—	—
Wealth Enhancement Group, LLC	Delayed Draw Term Loan	05/02/2024	206,583	—	718,075	(10,771)
Wealth Enhancement Group, LLC	Revolver	10/04/2027	457,366	(1,143)	457,366	(8,004)
West Dermatology	Delayed Draw Term Loan	06/17/2024	—	—	3,731,767	(522,447)
West Dermatology	Delayed Draw Term Loan	03/31/2025	2,242,331	(106,511)	—	—
West Dermatology	Revolver	03/17/2028	285,449	(16,413)	1,243,922	(186,588)
Your Part-Time Controller, LLC	Revolver	11/14/2029	627,974	(12,559)	—	—
Zendesk, Inc.	Delayed Draw Term Loan	11/22/2024	3,333,525	—	3,333,525	(33,335)
Zendesk, Inc.	Revolver	11/22/2028	1,372,628	(3,432)	1,372,628	(27,453)
Total			$193,857,013	$(2,726,549)	$193,536,127	$(5,029,664)

(1) Commitments are generally subject to borrowers meeting certain criteria such as compliance with covenants and certain operational metrics. These amounts may remain outstanding until the commitment period of an applicable loan expires, which may be shorter than its maturity.

(2) Net of capitalized fees, expenses and original issue discount ("OID").

(3) A negative fair value was reflected as investments, at fair value in the consolidated statements of assets and liabilities. The negative fair value is the result of the capitalized discount on the loan.

Contingencies

In the normal course of business, the Fund enters into contracts that provide a variety of general indemnifications. Any exposure to the Fund under these arrangements could involve future claims that may be made against the Fund. Currently, no such claims exist or are expected to arise and, accordingly, the Fund has not accrued any liability in connection with such indemnifications.

7. Net Assets

Equity Issuance

In connection with its formation, the Fund has the authority to issue 200,000,000 Shares.

On September 29, 2017, the Fund completed its Initial Closing after entering into Subscription Agreements with several investors, including the Adviser, providing for the private placement of Shares. Under the terms of the Subscription Agreements, investors are required to fund drawdowns to purchase Shares up to the amount of their respective Capital Commitments on an as-needed basis upon the issuance of a capital draw-down notice. At December 31, 2023 the Fund had total Capital Commitments of $648,591,916, of which 17% is unfunded. At December 31, 2022 the Fund had total Capital Commitments of $572,772,226, of which 14% was unfunded. The minimum Capital Commitment of an investor is $50,000. The Adviser, however, may waive the minimum Capital Commitment at its discretion.

Capital Commitments may be drawn down by the Fund on a pro rata basis, as needed (including for follow-on investments), for paying the Fund's expenses, including fees under the Amended and Restated Advisory Agreement, and/or maintaining a reserve account for the payment of future expenses or liabilities.

The following table summarizes the total Shares issued and amount received related to capital drawdowns delivered pursuant to the Subscription Agreements during the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

Quarter Ended	For the year ended December 31, 2023		For the year ended December 31, 2022		For the year ended December 31, 2021	
	Shares	Amount	Shares	Amount	Shares	Amount
March 31	—	$ —	3,095,246	$ 30,684,000	4,001,981	$ 37,708,999
June 30	2,776,753	25,792,451*	5,759,395	56,263,228	1,637,964	15,687,764
September 30	1,566,283	14,461,711	1,926,590	18,306,259	1,632,591	15,930,053
December 31	—	—	3,755,874	35,267,404	7,002,731	68,607,150
Total capital drawdowns	4,343,036	$40,254,162	14,537,105	$140,520,891	14,275,267	$137,933,966

* Net of $2,724,958 of which tendered shareholders have been released in 2023.

Distributions

The following tables reflect the distributions declared on Shares during the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

Date Declared	Record Date	Payment Date	Amount Per Share	Dollar Amount
3/29/2023	3/29/2023	4/25/2023	$ 0.10	$ 5,139,617
6/28/2023	6/28/2023	7/24/2023	$ 0.20	10,402,344
9/27/2023	9/27/2023	10/23/2023	$ 0.24	12,501,274
12/27/2023	12/27/2023	1/25/2024	$ 0.23	12,263,463
				$ 40,306,698

Date Declared	Record Date	Payment Date	Amount Per Share	Dollar Amount
3/29/2022	3/29/2022	4/28/2022	$ 0.25	$ 9,709,845
6/28/2022	6/28/2022	7/27/2022	$ 0.15	6,590,492
9/28/2022	9/28/2022	10/24/2022	$ 0.20	8,539,011
12/28/2022	12/28/2022	1/30/2023	$ 0.38	18,757,851
				$ 43,597,199

Date Declared	Record Date	Payment Date	Amount Per Share	Dollar Amount
3/29/2021	3/29/2021	4/28/2021	$ 0.16	$ 4,358,022
6/28/2021	6/28/2021	7/22/2021	$ 0.16	4,555,484
9/28/2021	9/28/2021	10/26/2021	$ 0.17	4,942,950
12/29/2021	12/29/2021	2/8/2022	$ 0.15	4,924,772
				$ 18,781,228

Dividend Reinvestment Plan

On September 26, 2017, the Fund adopted a dividend reinvestment plan, which was amended and restated on November 11, 2021 (the "DRIP"). Pursuant to the DRIP (both before and after it was amended), stockholders receive dividends or other distributions in cash unless a stockholder elects to reinvest his or her dividends and other distributions. As a result of adopting the DRIP, if the Board authorizes, and the Fund declares, a cash dividend or distribution, stockholders who have opted into the DRIP will have their cash dividends or distributions automatically reinvested in additional Shares, rather than receiving cash.

The following tables summarize Shares distributed pursuant to the DRIP during the years ended December 31, 2023, December 31, 2022 and December 31, 2021 to stockholders who opted into the DRIP:

Date Declared	Record Date	Reinvestment Date	Shares	Dollar Amount
3/29/2023	3/29/2023	3/31/2023	294,604	$ 2,740,870
6/28/2023	6/28/2023	6/30/2023	606,230	5,552,823
9/27/2023	9/27/2023	9/30/2023	715,418	6,644,449
12/27/2023	12/27/2023	12/30/2023	703,294	6,522,555
			2,319,546	$ 21,460,697

Date Declared	Record Date	Reinvestment Date	Shares	Dollar Amount
3/29/2022	3/29/2022	3/31/2022	526,163	$ 5,101,704
6/28/2022	6/28/2022	6/30/2022	360,978	3,500,728
9/28/2022	9/28/2022	9/30/2022	482,995	4,589,372
12/28/2022	12/28/2022	12/30/2022	1,082,749	9,848,794
			2,452,885	$ 23,040,598

Date Declared	Record Date	Reinvestment Date	Shares	Dollar Amount
3/29/2021	3/29/2021	3/31/2021	229,904	$ 2,167,568
6/28/2021	6/28/2021	6/30/2021	241,688	2,332,651
9/28/2021	9/28/2021	9/30/2021	265,157	2,587,811
12/31/2021	12/31/2021	12/31/2021	263,809	2,582,774
			1,000,558	$ 9,670,804

General Tender Program

Beginning with the quarter ended March 31, 2021, the Fund began to conduct quarterly general tender offers (each, a "General Tender," and collectively, the "General Tender Program"), at the Board's discretion, in accordance with the requirements of Rule 13e-4 under the Exchange Act and the 1940 Act, to allow each of its stockholders to tender Shares at a specific per Share price (the "Purchase Price") based on the Fund's net asset value as of the last date of the quarter in which the General Tender is conducted. The Fund intends to conduct each General Tender to repurchase up to a certain percentage of the weighted average of the number of Shares outstanding during the three-month period prior to the quarter in which the General Tender is conducted. The General Tender Program includes numerous restrictions that limit stockholders' ability to sell their Shares.

The following table summarizes share repurchases completed during the year ended December 31, 2023:

Quarter Ended	Repurchase Date	Total Number of Shares Offered to Repurchase	Total Number of Shares Repurchased	Total Consideration	No. of Shares Repurchased/ Total Offer	Price Paid Per Share
March 31	February 24, 2023	1,215,454	627,518	$ 5,837,933	52%	$ 9.30
June 30	May 26, 2023	1,255,610	461,364	$ 4,225,901	37%	$ 9.16
September 30	August 25, 2023	1,299,377	905,479	$ 8,409,635	70%	$ 9.29
December 31	November 24, 2023	1,320,792	531,602	$ 4,930,300	40%	$ 9.27

The following table summarizes share repurchases completed during the year ended December 31, 2022:

Quarter Ended	Repurchase Date	Total Number of Shares Offered to Repurchase	Total Number of Shares Repurchased	Total Consideration	No. of Shares Repurchased/ Total Offer	Price Paid Per Share
March 31	February 25, 2022	795,164	420,864	$ 4,081,370	53%	$ 9.70
June 30	May 27, 2022	911,141	617,738	$ 5,990,765	68%	$ 9.70
September 30	August 26, 2022	1,047,133	374,177	$ 3,555,388	36%	$ 9.50
December 31	November 25, 2022	1,101,731	693,072	$ 6,304,249	63%	$ 9.10

8. Earnings Per Share

The following information sets forth the computation of basic and diluted earnings per Share for the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Net increase (decrease) in net assets from operations	$ 49,296,699	$ 10,551,670	$ 30,756,594
Weighted average common shares outstanding	52,318,840	42,791,547	28,442,383
Earnings per common share-basic and diluted	$ 0.94	$ 0.25	$ 1.08

9. Tax Information

The tax character of distributions during the years ended December 31, 2023, December 31, 2022 and December 31, 2021 was as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Distributions paid from:			
Ordinary Income	$ 40,306,698	$ 34,796,275	$ 17,876,132
Net Long-Term Capital Gains	—	8,800,924	905,096
Total Taxable Distributions	$ 40,306,698	$ 43,597,199	$ 18,781,228

As of December 31, 2023, December 31, 2022 and December 31, 2021 the components of Accumulated Earnings (Losses) on a tax basis were as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Undistributed Ordinary Income – Net	$ —	$ —	$ 619,501
Undistributed Long-Term Income – Net	—	—	845,299
Total Undistributed Earnings	—	—	1,464,800
Other Losses	(2,384,892)	(46,014)	—
Unrealized Earnings (Losses) – Net	(18,292,722)	(23,762,518)	6,699,638
Other Temporary Differences	(726)	(5,790,580)	(1,549,976)
Total Accumulated Earnings (Losses) – Net	$ (20,678,340)	$ (29,599,112)	$ 6,614,462

(a)   As of December 31, 2023, the Fund had a capital loss of $2,384,892, which are available to offset subsequent year capital gains.

The difference between GAAP-basis and tax basis unrealized gains (losses) is due to dividends payable and partnership basis adjustments.

In order to present certain components of the Fund's capital accounts on a tax-basis, certain reclassifications have been recorded to the Fund's accounts. These reclassifications have no impact on the NAV of the Fund's and result primarily from the re-designation of dividends and the tax treatment of fee income.

	December 31, 2023	December 31, 2022	December 31, 2021
Paid-in capital in excess of par	$ 69,229	$ 3,168,045	$ —
Accumulated undistributed net investment income (loss)	$ (7,100,369)	$ 1,185,251	$ (1,266,006)
Accumulated net realized gain (loss)	$ 7,031,140	$ (4,353,296)	$ 1,266,006

The Fund has six taxable subsidiaries (the "Taxable Subsidiaries"), each of which holds one investment listed on the consolidated schedules of investments. The Taxable Subsidiaries are consolidated for financial reporting purposes, such that the Fund's consolidated financial statements reflect the Fund's investments in the portfolio companies owned by the Taxable Subsidiaries. The purpose of the Taxable Subsidiaries is to permit the Fund to hold certain portfolio companies that are organized as pass-through entities and still satisfy the RIC tax compliance requirements. The net investment income and capital gains and losses from the pass-through entities are taxed to the Taxable Subsidiaries and do not flow through to the RIC. The Taxable Subsidiaries are not consolidated for income tax purposes and the corporate subsidiaries may generate income tax expense as a result of their ownership of the portfolio companies. This income tax expense is reflected in the Fund's consolidated statements of operations. Additionally, any net unrealized appreciation or depreciation related to portfolio investments held by the Taxable Subsidiaries is reflected net of applicable federal and state income taxes in the Fund's consolidated statements of operations, with the related deferred tax liabilities presented in the Fund's consolidated statements of assets and liabilities.

ASC 740 provides guidance on the accounting for and disclosure of uncertainty in tax position. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Based on its analysis of its tax position for all open tax years (the current and prior years, as applicable), the Fund has concluded that it does not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740. Such open tax years remain subject to examination and adjustment by tax authorities.

10. Financial Highlights

Below is the schedule of financial highlights of the Fund for the years ended December 31, 2023, December 31, 2022, December 31, 2021, December 31, 2020 and December 31, 2019:

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Net asset value, beginning of period	$ 9.10	$ 9.80	$ 9.35	$ 9.88	$ 9.91
Net investment income (loss)	0.91	0.81	0.66	0.66	0.66
Net realized and unrealized gains (losses) on investments	0.03	(0.53)	0.43	(0.51)	(0.08)
Net increase (decrease) in net assets resulting from operations	0.94	0.28	1.09	0.15	0.58
Distributions to stockholders[3]	(0.77)	(0.98)	(0.64)	(0.68)	(0.61)
Net asset value, end of period	$ 9.27	$ 9.10	$ 9.80	$ 9.35	$ 9.88
Shares outstanding, end of period	54,364,707	50,228,088	35,343,949	23,775,222	14,627,401
Total return at net asset value before incentive fees[4]	13.16%	4.12%	13.53%	2.56%	6.29%
Total return at net asset value after incentive fees[4]	10.63%	2.84%	11.81%	2.04%	5.89%
Net assets, end of period	$ 504,145,198	$ 456,844,107	$ 346,259,919	$ 222,359,632	$ 144,562,395
Ratio of total expenses to weighted average net assets	21.04%	14.42%	13.20%	12.30%	16.24%
Ratio of net expenses to weighted average net assets[5]	21.04%	14.27%	12.59%	11.25%	14.33%
Ratio of net investment income (loss) before waivers to weighted average net assets	9.81%	8.33%	6.34%	5.89%	4.38%
Ratio of net investment income (loss) after waivers to weighted average net assets[5]	9.81%	8.48%	6.95%	6.93%	6.28%
Ratio of interest and credit facility expenses to weighted average net assets	13.80%	8.02%	5.15%	4.86%	8.03%
Ratio of incentive fees to weighted average net assets[6]	2.45%	1.32%	1.82%	1.01%	0.93%
Portfolio turnover rate	13.08%	20.55%	27.93%	23.87%	17.83%
Asset coverage ratio[7]	159%	165%	157%	162%	163%

(1)   The per share data was derived by using the weighted average shares outstanding during the applicable period.
(2)   Ratios calculated with Net Assets excluding the Non-Controlling Interest.
(3)   The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the entire period.
(4)   Total return based on NAV is calculated as the change in NAV per share during the respective periods, assuming dividends and distributions, if any, are reinvested in accordance with the Fund's dividend reinvestment plan.
(5)   For the years ended December 31, 2023, December 31, 2022, December 31, 2021, December 31, 2020 and December 31, 2019, the Adviser voluntarily waived collateral management fees. Additionally, the Adviser received reimbursement payments from the Fund as per the Expense Support and Conditional Reimbursement Agreement. The ratios include the effects of the voluntary waived expenses of 0.00%, 0.21%, 1.12%, 2.37% and 1.58% for the years ended December 31, 2023, December 31, 2022, December 31, 2021, December 31, 2020 and December 31, 2019, respectively.
(6)   Ratio of incentive fees to weighted average net assets calculated before the voluntary waiver of incentive fees by the Adviser.
(7)   Asset coverage ratio is equal to (i) the sum of (A) net assets at end of period and (B) debt outstanding at end of period, divided by (ii) total debt outstanding at the end of the period.

11. Subsequent Events

Subsequent events after the consolidated statements of assets and liabilities date have been evaluated through the date the consolidated financial statements were issued. The Fund has concluded that there are no events requiring adjustment or disclosure in the consolidated financial statements other than below.

On February 22, 2024, the Fund called capital of $21,671,739 from its investors due March 1, 2024.